UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Audit Report of KB Securities Co., Ltd. for Fiscal Year 2023

On March 6, 2024, KB Financial Group Inc. disclosed audit reports of KB Securities Co., Ltd. (“KB Securities”), its wholly-owned subsidiary, for fiscal year 2023 based on the International Financial Reporting Standards as adopted by the Republic of Korea (including the consolidated and separate financial statements of KB Securities as of and for the years ended December 31, 2023 and 2022 and related notes) received from Samil PricewaterhouseCoopers, its independent auditor. The financial statements in such reports have not been approved by the shareholders of KB Securities and remain subject to change.

KB Financial Group Inc. is furnishing the following documents as exhibits to this Form 6-K filing:

Exhibit 99.1:	An English-language translation of the Consolidated Audit Report of KB Securities for FY 2023.

Exhibit 99.2:	An English-language translation of the Separate Audit Report of KB Securities for FY 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 6, 2024	By: /s/ Jae Kwan Kim
(Signature)

Name: Jae Kwan Kim
Title: Senior Executive Vice President and Chief Finance Officer

Exhibit 99.1

KB SECURITIES CO., LTD.

and Subsidiaries

Consolidated Financial Statements

December 31, 2023 and 2022

(With Independent Auditor’s Report Thereon)

KB SECURITIES CO., LTD. and Subsidiaries

Index

December 31, 2023 and 2022

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of KB Securities Co., Ltd.

Opinion

We have audited the accompanying consolidated financial statements of KB Securities Co., Ltd. and its subsidiaries (collectively referred to as the “Group”) which comprise the consolidated statement of financial position as at December 31, 2023, and the consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of KB Securities Co., Ltd. and its subsidiaries as at December 31, 2023, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the consolidated financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matters

The consolidated financial statements of the Group for the year ended December 31, 2022, were audited by KPMG Samjong Accounting Corporation who expressed an unqualified opinion on those statements on March 7, 2023.

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 6, 2024

This report is effective as of March 6, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB SECURITIES CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2023 and 2022

(in Korean won)	Notes	2023	2022
Assets
Cash and deposits	5,36,37,38	2,927,067,229,634	4,537,576,193,522
Financial assets at fair value through profit or loss	6,36,37,38	35,948,948,684,278	29,549,677,943,839
Derivative financial assets	7,36,37,38,39	1,138,492,891,097	1,724,310,257,882
Financial assets at fair value through other comprehensive income	8,36,37,38	5,134,512,868,551	4,800,554,237,532
Investments in associates	9	311,590,371,758	300,342,789,927
Financial assets measured at amortised cost	10,36,37,38,39	10,418,945,936,461	8,907,503,612,196
Property and equipment	11,40	255,140,828,549	270,030,366,596
Investment properties	12	616,922,347,428	560,420,145,484
Intangible assets	13	272,296,277,074	211,868,606,120
Current tax assets		12,562,733,171	9,152,521,243
Deferred tax assets	35	1,023,220,091	1,289,260,036
Other financial assets	14,36,37,38,39	4,072,941,183,368	2,687,932,513,517
Other assets	15	156,475,314,503	256,750,883,711

Total assets		61,266,919,885,963	53,817,409,331,605

Liabilities
Deposit liabilities	16,36,37,38	7,122,595,110,221	6,799,233,076,405
Financial liabilities at fair value through profit or loss	6,36,37,38,39	10,835,881,099,625	12,171,579,477,522
Derivative financial liabilities	7,36,37,38,39	1,816,172,470,767	2,322,476,090,220
Borrowings	17,36,37,38,39	30,640,156,334,629	23,523,195,867,589
Current tax liabilities		2,315,452,033	4,654,028,924
Net defined benefit liabilities	18	62,564,425,198	55,507,137,949
Deferred tax liabilities	35	11,913,920,671	58,351,713,528
Provisions	19,48	212,988,122,952	150,965,405,944
Other financial liabilities	20,36,37,38,39,40	3,894,408,699,725	2,389,541,471,052
Other liabilities	21	371,892,231,675	473,114,503,977

Total liabilities		54,970,887,867,496	47,948,618,773,110

Equity
Share capital	22	1,493,102,120,000	1,493,102,120,000
Hybrid securities	23	626,093,392,000	506,130,312,000
Other paid-in capital	24	1,478,687,978,420	1,478,687,978,420
Retained earnings	25	2,304,302,712,341	2,038,449,776,857
Other components of equity	26	322,497,946,084	323,302,638,251

Equity attributable to shareholders of the Parent Company		6,224.684,148,845	5,839,672,825,528
Non-controlling interest		71,347,869,622	29,117,732,967

Total equity		6,296,032,018,467	5,868,790,558,495

Total liabilities and equity		61,266,919,885,963	53,817,409,331,605

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KB SECURITIES CO., LTD. and Subsidiaries

Consolidated Statements of Profit or Loss

Years Ended December 31, 2023 and 2022

(in Korean won)	Notes	2023	2022
Operating income
Fee and commission income	27	946,466,679,740	939,703,781,530
Gain on valuation and disposal of financial instruments	28	7,721,803,264,977	10,675,519,816,357
Interest income	29	1,763,585,063,174	1,160,030,185,663
Interest income from financial instruments at FVTPL		810,712,741,938	543,218,721,819
Interest income in applying of effective interest rate		952,872,321,236	616,811,463,844
Gain on valuation and disposal of financial assets measured at amortised costs	30	8,985,668,089	8,462,529,335
Gain on foreign currency transactions	31	929,983,245,366	1,263,406,410,939
Other operating income	32	214,316,189,404	222,899,833,390

		11,585,140,110,750	14,270,022,557,214

Operating expenses
Fee and commission expense	27	239,341,389,849	194,467,365,522
Loss on valuation and disposal of financial instruments	28	7,488,880,324,414	11,053,322,410,655
Interest expense	29	1,148,794,249,725	618,109,328,244
Loss on valuation and disposal of financial assets measured at amortised costs	30	151,760,490,167	43,726,891,106
Loss on foreign currency transactions	31	874,317,352,206	1,265,719,846,490
Selling and administrative expenses	33	903,560,375,531	822,594,096,508
Other operating expenses	32	98,331,804,366	27,087,370,821

		10,904,985,986,258	14,025,027,309,346

Operating profit		680,154,124,492	244,995,247,868
Non-operating income	34	67,304,397,172	100,717,218,807
Non-operating expenses	34	254,697,064,046	83,385,613,616

Profit before income tax		492,761,457,618	262,326,853,059
Income tax expense	35	104,733,620,558	67,499,190,770

Profit for the year		388,027,837,060	194,827,662,289

Profit attributable to:
Shareholders of the Parent Company		395,015,482,840	193,697,356,041
Non-controlling interest		(6,987,645,780)	1,130,306,248

The above consolidated statements of profit or loss should be read in conjunction with the accompanying notes.

KB SECURITIES CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2023 and 2022

(in Korean won)	Notes	2023	2022
Profit for the year		388,027,837,060	194,827,662,289

Other comprehensive income(loss)
Items that will not be reclassified to profit or loss
Net gains on valuation of equity instruments at fair value through other comprehensive income	8,26	24,960,028,697	27,415,825,649
Fair value changes on financial liabilities designated at fair value due to own credit risk	6,26	(52,863,029,391)	38,855,084,533
Remeasurements of the net defined benefit liabilities	18,26	(5,008,801,399)	2,738,991,283
Revaluation of property and equipment	26	84,435,863	35,572,043,723
Items that may be subsequently reclassified to profit or loss
Net gains(losses) on valuation of debt instrument at fair value through other comprehensive income	8,26	30,951,147,161	(10,149,158,628)
Share of other comprehensive income(loss) of associates	9,26	(4,014,207,534)	(2,562,095,184)
Gains(losses) on hedge of net investments in foreign operations	7,26	2,297,619,786	(5,750,385,868)
Exchange difference on translation of foreign operations	26	3,393,879,961	24,454,947,631

Other comprehensive income for the year, net of tax		(198,926,856)	110,575,253,139

Total comprehensive income for the year		387,828,910,204	305,402,915,428

Total comprehensive income for the year attributable to:
Shareholders of the Parent Company		394,210,790,673	305,090,051,043
Non-controlling interest		(6,381,880,469)	312,864,385

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KB SECURITIES CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2023 and 2022

	Attributable to the Shareholder of the Parent Company
	Share Capital	Hybrid Securities	Other Paid In Capital	Retained Earnings	Other Components of Equity	Other Comprehensive Income for the Disposal Group	Total	Non- controlling Interest	Total Equity
Balance at January 1, 2022	1,493,102,120,000	—	1,478,687,978,420	2,247,970,109,154	204,500,516,202	7,670,746,146	5,431,931,469,922	3,624,147,337	5,435,555,617,259
Issuance of hybrid securities	—	506,130,312,000	—	—	—	—	506,130,312,000	—	506,130,312,000
Dividends of hybrid securities	—	—	—	(3,479,007,437)	—	—	(3,479,007,437)	—	(3,479,007,437)
Dividends	—	—	—	(400,000,000,000)	—	—	(400,000,000,000)	—	(400,000,000,000)
Changes in ownership of subsidiaries	—	—	—	—	—	—	—	25,180,721,245	25,180,721,245
Revaluations of property and equipments	—	—	—	261,319,099	(261,319,099)	—	—	—	—
Total comprehensive income
Profit for the year	—	—	—	193,697,356,041	—	—	193,697,356,041	1,130,306,248	194,827,662,289
Gains on equity instruments at fair value through other comprehensive income	—	—	—	—	17,266,667,021	—	17,266,667,021	—	17,266,667,021
Fair value changes on financial liabilities designated at fair value due to own credit risk	—	—	—	—	38,855,084,533	—	38,855,084,533	—	38,855,084,533
Share of other comprehensive income of associates	—	—	—	—	(2,562,095,184)	—	(2,562,095,184)	—	(2,562,095,184)
Revaluation of property and equipment	—	—		—	35,572,043,723	—	35,572,043,723	—	35,572,043,723
Remeasurements of net defined benefit liabilities	—	—	—	—	2,738,991,283	—	2,738,991,283	—	2,738,991,283
Gains on hedge of net investments in foreign operations	—	—	—	—	(5,750,385,868)	—	(5,750,385,868)	—	(5,750,385,868)
Exchange difference on translation of foreign operations	—	—	—	—	25,272,389,494	—	25,272,389,494	(817,441,863)	24,454,947,631

KB SECURITIES CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2023 and 2022

Other
Other comprehensive income for the disposal group classified as held for sale	—	—	—	—	7,670,746,146	(7,670,746,146)	—	—	—

Balance at December 31, 2022	1,493,102,120,000	506,130,312,000	1,478,687,978,420	2,038,449,776,857	323,302,638,251	—	5,839,672,825,528	29,117,732,967	5,868,790,558,495

Balance at January 1, 2023	1,493,102,120,000	506,130,312,000	1,478,687,978,420	2,038,449,776,857	323,302,638,251	—	5,839,672,825,528	29,117,732,967	5,868,790,558,495
Issuance of hybrid securities	—	119,963,080,000	—	—	—	—	119,963,080,000	—	119,963,080,000
Dividends of hybrid securities	—	—	—	(29,162,547,356)	—	—	(29,162,547,356)	—	(29,162,547,356)
Dividends	—	—	—	(100,000,000,000)	—	—	(100,000,000,000)	—	(100,000,000,000)
Changes in scope of consolidation	—	—	—	—	—	—	—	48,612,017,124	48,612,017,124
Total comprehensive income
Profit for the year	—	—	—	395,015,482,840	—	—	395,015,482,840	(6,987,645,780)	388,027,837,060
Gains on equity instruments at fair value through other comprehensive income	—	—	—	—	55,911,175,858	—	55,911,175,858	—	55,911,175,858
Fair value changes on financial liabilities designated at fair value due to own credit risk	—	—	—	—	(52,863,029,391)	—	(52,863,029,391)	—	(52,863,029,391)
Share of other comprehensive income of associates	—	—	—	—	(4,014,207,534)	—	(4,014,207,534)	—	(4,014,207,534)
Revaluation of property and equipment	—	—		—	84,435,863	—	84,435,863	—	84,435,863
Remeasurements of net defined benefit liabilities	—	—	—	—	(5,008,801,399)	—	(5,008,801,399)	—	(5,008,801,399)
Gains on hedge of net investments in foreign operations	—	—	—	—	2,297,619,786	—	2,297,619,786	—	2,297,619,786
Exchange difference on translation of foreign operations	—	—	—	—	2,788,114,650	—	2,788,114,650	605,765,311	3,393,879,961

Balance at December 31, 2023	1,493,102,120,000	626,093,392,000	1,478,687,978,420	2,304,302,712,341	322,497,946,084	—	6,224,684,148,845	71,347,869,622	6,296,032,018,467

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KB SECURITIES CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2023 and 2022

(in Korean won)	Notes	2023	2022
Cash flows from operating activities
Cash generated from operating activities
Profit for the year		388,027,837,060	194,827,662,289
Adjustment for non-cash items	43	(474,261,573,889)	(572,686,798,061)
Changes in operating assets and liabilities	43	(7,088,767,083,053)	(1,834,957,050,037)

		(7,175,000,819,882)	(2,212,816,185,809)
Interest received		1,660,160,712,396	1,260,692,425,883
Interest paid		(1,115,515,065,847)	(562,087,561,759)
Dividends received		63,458,130,553	55,836,918,623
Income taxes paid		(9,860,592,769)	(204,765,128,344)

Net cash used in operating activities		(6,576,757,635,549)	(1,663,139,531,406)

Cash flows from investing activities
Decrease in long-term deposit		509,078,880,335	485,107,462,569
Acquisition of financial assets at fair value through other comprehensive income		(5,625,833,675,953)	(5,425,171,579,537)
Disposal of financial assets at fair value through other comprehensive income		5,403,026,586,760	4,476,887,646,352
Acquisition of investments of associates	9	(40,467,286,821)	(208,688,630,790)
Disposal of investment of associates	9	15,007,418,594	42,822,194,202
Net cash flows from the acquisition of subsidiaries		(15,015,552,002)	423,141,248,509
Net cash flows from the disposal of subsidiaries		20,017,582,788	(23,627,667,983)
Acquisition of property and equipment	11	(16,959,654,589)	(29,570,584,652)
Disposal of property and equipment	11	—	4,951,169,480
Acquisition of intangible assets	13	(84,071,797,962)	(44,984,648,728)
Disposal of intangible assets	13	2,026,623,952	1,019,665,000
Acquisition of investment properties	12	(122,917,226,640)	(1,604,544,643)
Disposal of investment properties	12	2,203,720,000	568,221,998,917
Disposal of assets held for sale		—	180,716,585,190
Others		(77,219,607)	(21,285,090,533)

Net cash provided by investing activities		46,018,398,855	427,935,223,353

Cash flows from financing activities
Increase in borrowings	43	5,258,215,770,958	2,297,792,355,062
Issuance of debentures	43	1,014,244,570,546	—
Repayment of debentures	43	(340,000,000,000)	(533,914,081,400)
Increase in guarantee deposit liabilities	43	3,001,964,459	497,469,282
Dividends paid	25	(100,000,000,000)	(400,000,000,000)
Decrease of lease liabilities	43	(35,301,268,346)	(30,267,166,265)
Issuance of hybrid securities	23	119,963,080,000	506,130,312,000
Dividends of hybrid securities	25	(25,167,500,000)	(3,437,500,000)
Increase(decrease) in other liabilities	43	6,473,096,242	(28,794,866,335)

Net cash provided by financing activities		5,901,429,713,859	1,808,006,522,344

Effect of exchange rate changes on cash and cash equivalents		(569,201,171)	(4,027,082,739)

Net increase in cash and cash equivalents		(629,878,724,006)	568,775,131,552
Cash and cash equivalents at the beginning of the year	5	1,244,629,151,170	675,854,019,618

Cash and cash equivalents in consolidated statement of financial position as at the end of the year	5	614,750,427,164	1,244,629,151,170

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

1. General Information

General information of KB Securities Co., Ltd. (the “Parent Company” or “KB Securities”) which is a controlling company in accordance with Korean IFRS No.1110 Consolidated Financial Statements, and 90 subsidiaries including KBFG Securities America Inc. is as follows:

The Parent Company was established on June 1, 1962, under the name of Kookil Securities Co., Ltd. On June 5, 1986, the Parent Company changed its name to “Hyundai Securities Co., Ltd.”. After several capital increases, the share capital of the Parent Company amounts to ~~W~~ 1,493,102 million as at December 31, 2023.

The Parent Company became a wholly owned subsidiary of KB Financial Group Inc. on October 19, 2016, through a comprehensive exchange of shares. At the end of the reporting period, KB Financial Group Inc. owns 100% of ordinary shares of the Parent Company.

Meanwhile, the Parent Company merged with KB Investment & Securities Co., Ltd. (the “KB Investment & Securities”) on December 30, 2016 as a surviving company and changed its name to KB Securities Co., Ltd. As at December 31, 2023, the Parent Company has 87 branch offices in Korea and one overseas branch office.

Details of the consolidated subsidiaries as at December 31, 2023 and 2022, are as follows:

	2023
Investor	Investee	Percentage of ownership (%)	Location	Date of financial statements	Industry
The Parent Company	KBFG Securities America Inc.	100.00	USA	December	Investment, advisory
	KB Securities Hong Kong Ltd.	100.00	Hong Kong	December	Investment, advisory
	KB Securities Vietnam Joint Stock Company	99.81	Vietnam	December	Investment, advisory
	KB FINA Joint Stock Company	77.82	Vietnam	December	IT(Fintech)
	PT. KB Valbury Sekuritas	65.00	Indonesia	December	Investment, advisory
	KB Digital Innovation&growth New Technology Business Investment Fund [1]	20.00	Korea	December	Other financial
	KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund [1]	42.86	Korea	December	Other financial
	JB New Jersey Private Real Estate Fund 1	98.15	Korea	December	Funds
	LB Ireland Private Real Estate Investment Trust 8	96.64	Korea	December	Funds
	Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	98.51	Korea	December	Funds
	Vestas Qualified Investors’ Private Real Estate Fund Investment Trust No. 38	53.25	Korea	December	Funds
	JB Dry Street Private Fund 1	100.00	Korea	December	Funds
	JB Australia108 Private Fund 1	100.00	Korea	December	Funds
	JB Forge Private Fund 1	100.00	Korea	December	Funds
	JB Hall Street Private Fund 1	100.00	Korea	December	Funds
	JB Margaret Street Private Fund 1	100.00	Korea	December	Funds
	GH Real Estate I LP	81.00	Guernsey	December	Investment
	GVA Europe Pre-IPO Private Investment Trust No.1	100.00	Korea	December	Funds
	LIFE Global Reits Pre-IPO General Private Investment Trust 1	99.50	Korea	December	Funds
	Able Gwonseon 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar IP Co., Ltd. [1]	—	Korea	December	Asset-backed securitization

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2023
Investor	Investee	Percentage of ownership (%)	Location	Date of financial statements	Industry
	Newstar Gimpo 1st Co., Ltd [1]	—	Korea	December	Asset-backed securitization
	Able Gongpyeong 1st Co.,Ltd [1]	—	Korea	December	Asset-backed securitization
	Newstar Believe Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	ABR Joongang2 1st Co.,Ltd [1]	—	Korea	December	Asset-backed securitization
	KB Tongyoung 1st Co., Ltd [1]	—	Korea	December	Asset-backed securitization
	Able Sewoon Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Gasan 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able PT 1st Co., Ltd [1]	—	Korea	December	Asset-backed securitization
	Newstar Plus 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB MyeongJi 1st Co.,Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Dangjin 1st Co.,Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB Osansegyo 2nd Co.,Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB Mapo 2nd Co.,Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Wonchang 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Zitaress 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Beomeo-one Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB Infra 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Sina Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB Gold 1st Co.,Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able MK 1st Co.Ltd [1]	—	Korea	December	Asset-backed securitization
	Newstar Gimpo 4th Co.,Ltd. [1]	—	Korea	December	Asset-backed securitization
	HD Value 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Powerplay 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Dosan 1st Co., Ltd [1]	—	Korea	December	Asset-backed securitization
	Able Maseok 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	TW Seocho 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	TW Seocho 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Wave 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Lamdamine 1st Co.,Ltd [1]	—	Korea	December	Asset-backed securitization
	Able Next 1st Co., Ltd [1]	—	Korea	December	Asset-backed securitization
	Newstar Enerbil 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	YSMC 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB SmartSchool 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Bighouse 7th Co., Ltd. [1]	—	Korea	December	Asset-backed securitization

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2023
Investor	Investee	Percentage of ownership (%)	Location	Date of financial statements	Industry
	Gyeongsan Logis 1st Co., Ltd [1]	—	Korea	December	Asset-backed securitization
	Stoke 2nd Corp [1]	—	Korea	December	Asset-backed securitization
	KB Samyoung Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB Global Contents Private Investment Fund [1]	27.27	Korea	December	Other financial
	Newstar Seongnam 1st Co.,Ltd [1]	—	Korea	December	Asset-backed securitization
	KPS Sihwa 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	GDIC 2nd co.ltd [1]	—	Korea	December	Asset-backed securitization
	Newstar NRB First Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Dongtan 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Gimpo 5th Co.,Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Banpo 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Banpo 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able alpha Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar one-firm 2023-1 3rd. Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar one-firm 2023-1 4th. Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar one-firm 2023-1 5th. Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Star-Lord AlphaFlux General Investors Private Real Estate Investment Company No.11	99.78	Korea	December	Funds
	French Shine 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Yongdap 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB Securities ESG Value Enhancement Fund	93.75	Korea	December	Other financial
	Able Bonri 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar JH Center Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able TY 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Keppel Private Real Estate Investment Trust No.13	75.85	Korea	December	Funds
	Able Eunhwasam 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Yangju Station 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Chowall 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Sina Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Mangrove Feeder Fund	86.06	Cayman Islands	December	Funds
Mangrove Feeder Fund	Mangrove Master Fund	100.00	Cayman Islands	December	Funds
KB Securities Hong Kong Ltd.	Global Investment Opportunity Limited	100.00	Malaysia	December	Financial & Real-estate
JB New Jersey Private Real Estate Fund 1	Able NJ DSM Investment REIT	99.18	USA	December	Real-estate Investment
Able NJ DSM Investment REIT	ABLE NJ DSM LLC	100.00	USA	December	Real-estate Investment
PT. KB Valbury Sekuritas	PT. Valbury Capital Management	79.00	Indonesia	December	Investment

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

	2023
Investor	Investee	Percentage of ownership (%)	Location	Date of financial statements	Industry
Newstar one-firm 2023-1 3rd. Co., Ltd.	Newstar one-firm 2023-1 1st. Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
Newstar one-firm 2023-1 4th. Co., Ltd.
Newstar one-firm 2023-1 5th., Ltd.
The Parent Company. YSMC 1st Co., Ltd.	K-1 23th Yeoksam Real Estate Investment Trust Company	60.88	Korea	December	Real-estate Investment

[1]

The Group has a substantive power over the special purpose entities (“SPEs”) or investment trusts and is exposed to variable returns. Accordingly, these SPEs and investment trusts are included in subsidiaries although the Group’s ownership is less than 50%.

	2022
Investor	Investee	Percentage of ownership (%)	Location	Date of financial statements	Industry
The Parent Company	KBFG Securities America Inc.	100.00	USA	December	Investment, advisory
	KB Securities Hong Kong Ltd.	100.00	Hong Kong	December	Investment, advisory
	KB Securities Vietnam Joint Stock Company	99.81	Vietnam	December	Investment, advisory
	KB FINA Joint Stock Company	77.82	Vietnam	December	IT(Fintech)
	PT. KB Valbury Sekuritas	65.00	Indonesia	December	Investment, advisory
	KB Digital Innovation&growth New Technology Business Investment Fund [1]	20.00	Korea	December	Other financial
	KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund [1]	42.86	Korea	December	Other financial
	JB New Jersey Private Real Estate Fund 1	98.15	Korea	December	Funds
	LB Ireland Private Real Estate Investment Trust 8	96.64	Korea	December	Funds
	Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	98.51	Korea	December	Funds
	DAOL KTB Aircraft Private Investment Trust No.21-1	99.61	Korea	December	Funds
	Vestas General Private Real Estate Fund Investment Trust No. 38	54.92	Korea	December	Funds
	JB Dry Street Private Fund 1	100.00	Korea	December	Funds
	JB Australia108 Private Fund 1	100.00	Korea	December	Funds
	JB Forge Private Fund 1	100.00	Korea	December	Funds
	JB Hall Street Private Fund 1	100.00	Korea	December	Funds
	JB Margaret Street Private Fund 1	100.00	Korea	December	Funds
	GH Real Estate I LP	81.00	Guernsey	December	Investment
	Hanwha US Equity Strategy Private Real Estate Fund 3	99.95	Korea	December	Funds
	GVA Europe Pre-IPO Private Investment Trust No.1	100.00	Korea	December	Funds
	LIFE Global Reits Pre-IPO General Private Investment Trust 1	99.50	Korea	December	Funds
	KB KBSTAR US Short-Term IG Corporate Bond ETF	59.88	Korea	December	Funds
	Able Gwonseon 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Paradise Yeongjong 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar IP Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Songdo PFive 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Gimpo 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2022
Investor	Investee	Percentage of ownership (%)	Location	Date of financial statements	Industry
	Able Gongpyeong 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Chowall 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	FN Gasan 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Believe Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	ABR Joongang2 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB Tongyoung 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Sky 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Poongdong 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Sewoon Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Gasan 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able PT 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Plus 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB MyeongJi 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Dangjin 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB Osansegyo 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB Mapo 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Wonchang 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Zitaress 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Beomeo-one Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB Infra 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Sina Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB Gold 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Inspire Gold 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able MK 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Gimpo 4th Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	HD Value 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Powerplay 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Wonsi 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Dosan 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Gimpopoongmoo Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Maseok 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	TW Seocho 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	TW Seocho 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Wave 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2022
Investor	Investee	Percentage of ownership (%)	Location	Date of financial statements	Industry
	Lamdamine 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Next 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Dongil 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Shiny 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Enerbil 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	YSMC 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	HJ Galaxy 3rd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB SmartSchool 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Bighouse 7th Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Energy 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Gyeongsan Logis 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Stoke 2nd Corp [1]	—	Korea	December	Asset-backed securitization
	KB Samyoung Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB Global Contents Private Investment Fund [1]	27.27	Korea	December	Other financial
	Newstar Seongnam 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KPS Sihwa 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB NY 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	GDIC 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar NRB First Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Dongtan 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Gimpo 5th Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Cassiopeia 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Banpo 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Banpo 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Gyeonggi Gwangju 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Byeongjeom 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Piggarden 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Mangrove Feeder Fund	92.88	Cayman Islands	December	Funds
Mangrove Feeder Fund	Mangrove Master Fund	100.00	Cayman Islands	December	Funds
KB Securities Hong Kong Ltd.	Global Investment Opportunity Limited	100.00	Malaysia	December	Financial & real-estate
LB Ireland Private Real Estate Investment Trust 8	Beckett Acquisition Limited	100.00	Ireland	December	Real-estate Investment
JB New Jersey Private Real Estate Fund 1	ABLE NJ DSM Investment REIT	99.18	USA	December	Real-estate Investment
Able NJ DSM Investment REIT	ABLE NJ DSM, LLC	100.00	USA	December	Real-estate Investment

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

	2022
Investor	Investee	Percentage of ownership (%)	Location	Date of financial statements	Industry
Vestas General Private Real Estate Fund Investment Trust No. 38	Lumen International Developments	100.00	Luxemburg	December	Real-estate Investment
Lumen International Developments	VREF Shaftesbury ScSp	100.00	Luxemburg	December	Real-estate Investment
PT. KB Valbury Sekuritas	PT. Valbury Capital Management	79.00	Indonesia	December	Investment

[1]

The Group has a substantive power over the special purpose entities (“SPEs”) or investment trusts and is exposed to variable returns. Accordingly, these SPEs and investment trusts are included in subsidiaries although the Group’s ownership is less than 50%.

Summarized financial information of major subsidiaries as at and for the years ended December 31, 2023 and 2022, is as follows:

(in thousands of Korean won)	December 31, 2023		2023
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
KBFG Securities America Inc.	20,947,929	3,611,764	3,370,524	(1,033,048)	(705,752)
KB Securities Hong Kong Ltd.	277,977,210	25,915,033	19,808,163	8,546,530	12,164,272
KB Securities Vietnam Joint Stock Company	645,271,727	426,808,037	72,721,548	7,384,814	5,183,349
KB FINA Joint Stock Company	10,942,716	183,325	57,908	(1,740,192)	(1,806,383)
PT. KB Valbury Sekuritas	121,609,292	41,258,453	20,193,903	3,459,924	3,459,924
JB New Jersey Private Real Estate Fund 1	16,308,668	1,136	5,231	350,581	350,581
LB Ireland Private Real Estate Investment Trust 8	73,131	3,902,978	5,250,012	(71,202,621)	(70,780,001)
Mangrove Feeder Fund	35,058,926	29,213	80,817	(3,706,303)	(8,559,407)
Mangrove Master Fund	42,319,887	7,264,757	3,794,645	(5,809,709)	(10,589,615)
GH Real Estate I LP	28,372,761	1,130,136	—	(167,745)	1,279,191
Global Investment Opportunity Limited	210,157	—	1,540	(13,260)	(9,271)
Beckett Acquisition Limited [1]	—	—	7,529,302	(63,105,673)	(63,528,609)
Able NJ DSM Investment REIT	19,605,204	156,615	69,388	290,726	617,545
ABLE NJ DSM LLC	37,360,239	35,565,177	3,840,243	420,041	440,507
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	14,797,323	689,607	1,964,546	(1,420,674)	(1,420,674)
DAOL KTB Aircraft Private Investment Trust No.21-1 [1]	—	—	766,243	759,295	759,295
KB Digital Innovation & growth New Technology Business Investment Fund	7,998,206	167,987	181,214	(1,142,829)	(1,142,829)
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund	33,610,983	128,874	5,870,046	5,201,805	5,201,805
Able Gwonseon 1st Co., Ltd.	11,145,645	11,160,702	745,750	55,849	55,849
Paradise Yeongjong 2nd Co., Ltd. [1]	—	—	301,315	113,242	113,242
Vestas Qualified Investors’ Private Real Estate Fund Investment Trust No. 38	5,281,192	348,321	24,258,341	(197,406,412)	(196,283,032)
Lumen International Developments [1]	—	—	—	(13,164,758)	(14,536,353)
VREF Shaftesbury ScSp [1]	—	—	23,898,293	(37,830,310)	(49,320,462)
Newstar IP Co., Ltd.	50,009,515	50,678,605	3,197,763	238,119	238,119
JB Dry Street Private Fund 1	219,053	9,237	1,042,051	860,601	860,601
JB Australia108 Private Fund 1	143,048	3,554	730,007	603,628	603,628
JB Forge Private Fund 1	102,535	2,882	521,465	430,983	430,983
JB Hall Street Private Fund 1	214,429	3,221	985,511	818,350	818,350
JB Margaret Street Private Fund 1	59,522	673	278,998	231,555	231,555
Hanwha US Equity Strategy Private Real Estate Fund 3 [1]	—	—	47,498	(1,759,446)	(1,759,446)
PT. Valbury Capital Management	987,145	1,128,893	68,014	(1,042,141)	(1,042,141)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(in thousands of Korean won)	December 31, 2023		2023
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
Songdo PFive 2nd Co., Ltd [1]	—	—	5,124,127	(55,268)	(55,268)
Newstar Gimpo 1st Co., Ltd	16,988,422	26,939,448	1,262,209	(9,864,588)	(9,864,588)
Able Gongpyeong 1st Co.,Ltd	17,527,763	17,693,325	647,319	(196,806)	(196,806)
Able Chowall 1st Co., Ltd.[1]	—	—	583,688	133,053	133,053
FN Gasan 1st Co., Ltd. [1]	—	—	130,584	30,368	30,368
Newstar Believe Co., Ltd.	5,744,309	6,646,068	254,920	(604,872)	(604,872)
ABR Joongang2 1st Co.,Ltd	19,401,055	18,908,578	1,660,744	201,904	201,904
KB Tongyoung 1st Co., Ltd	21,804,297	21,346,230	1,719,366	739,047	739,047
Able Sky 1st Co., Ltd. [1]	—	—	839,918	705,154	705,154
Able Poongdong 1st Co., Ltd. [1]	—	—	333,975	(12,358)	(12,358)
Able Sewoon Co., Ltd.	35,024,562	34,877,184	1,572,721	(84,626)	(84,626)
Able Gasan 1st Co., Ltd.	24,812,807	24,697,095	2,683,714	324,308	324,308
Able PT 1st Co., Ltd	5,595,738	5,371,802	520,274	538,965	538,965
Newstar Plus 1st Co., Ltd.	16,613,732	16,000,000	1,094,286	343,675	343,675
KB MyeongJi 1st Co.,Ltd.	15,809,084	15,458,414	1,217,002	252,430	252,430
Able Dangjin 1st Co.,Ltd.	22,597,253	22,274,657	1,923,039	(195,205)	(195,205)
KB Osansegyo 2nd Co.,Ltd.	4,123,012	4,096,052	391,578	28,397	28,397
KB Mapo 2nd Co.,Ltd.	9,693,542	10,505,102	609,787	86,719	86,719
Able Wonchang 1st Co., Ltd.	8,686,872	10,034,356	659,995	(1,301,333)	(1,301,333)
Zitaress 1st Co., Ltd.	25,686,630	25,540,113	1,338,260	324,608	324,608
Able Beomeo-one Co., Ltd.	31,430,332	31,708,659	1,741,290	(64,223)	(64,223)
KB Infra 2nd Co., Ltd.	26,218,769	26,245,000	856,031	(340,163)	(340,163)
Newstar Sina Co., Ltd.	27,752,055	28,045,317	2,462,046	315,529	315,529
KB Gold 1st Co.,Ltd.	21,525,289	20,739,066	2,150,393	771,182	771,182
Inspire Gold 2nd Co., Ltd. [1]	—	—	226,422	76,321	76,321
Able MK 1st co.ltd	41,492,789	41,748,477	1,373,873	(154,234)	(154,234)
Newstar Gimpo 4th Co.,Ltd.	592,598	7,274,528	532,092	(6,673,059)	(6,673,059)
HD Value 1st Co., Ltd.	102,726,240	102,739,113	5,044,823	(3,473)	(3,473)
Powerplay 1st Co., Ltd.	6,167,369	5,965,134	130,991	(85,805)	(85,805)
Able Dosan 1st Co., Ltd	16,318,461	15,402,065	1,865,056	701,963	701,963
Able Maseok 1st Co., Ltd.	45,776,808	47,650,800	2,973,609	(1,573,026)	(1,573,026)
TW Seocho 1st Co., Ltd.	154,285,407	158,083,402	9,438,647	(3,567,975)	(3,567,975)
TW Seocho 2nd Co., Ltd.	30,627,915	31,377,281	2,656,837	(399,456)	(399,456)
Newstar Wave 1st Co., Ltd.	88,025,880	91,106,853	3,982,049	(2,295,729)	(2,295,729)
Lamdamine 1st Co.,Ltd	62,494,267	67,302,151	6,252,531	(4,660,912)	(4,660,912)
Able Next 1st Co., Ltd	21,066,194	21,114,190	2,367,850	943,762	943,762
Newstar Enerbil 1st Co., Ltd.	100,748,534	101,233,860	4,668,659	(302,720)	(302,720)
YSMC 1st Co., Ltd.	47,548,662	48,500,000	2,589,744	(59,089)	(59,089)
HJ Galaxy 3rd Co., Ltd. [1]	—	—	1,478,975	629,392	629,392
KB SmartSchool 1st Co., Ltd.	16,209,718	15,624,288	1,609,736	1,049,996	1,049,996
Bighouse 7th Co., Ltd.	138,732,519	132,810,797	17,865,600	6,906,992	6,906,992
Newstar Energy 1st Co., Ltd. [1]	—	—	3,034,984	914,859	914,859
Gyeongsan Logis 1st Co., Ltd	25,528,040	25,358,949	914,708	(388,431)	(388,431)
Stoke 2nd Corp	74,640,194	73,860,462	5,394,011	135,934	135,934
KB Samyoung Co., Ltd.	6,141,254	5,992,627	431,794	121,990	121,990
KB Global Contents Private Investment Fund	16,016,816	68,788	7,254	(258,640)	(258,640)
Newstar Seongnam 1st Co.,Ltd	18,595,462	19,517,477	1,439,876	(1,214,736)	(1,214,736)
KPS Sihwa 1st Co., Ltd.	242,632,519	244,591,483	10,802,574	(5,528,495)	(5,528,495)
KB NY 1st Co., Ltd. [1]	—	—	1,073,718	(3,272,256)	(3,272,256)
GDIC 2nd co.ltd	23,253,402	31,347,930	2,047,990	(7,586,500)	(7,586,500)
Newstar NRB First Co., Ltd.	28,179,164	29,873,057	2,340,277	114,398	114,398
Able Dongtan 1st Co., Ltd.	21,684,637	28,742,409	2,435,779	(6,186,155)	(6,186,155)
Newstar Gimpo 5th Co.,Ltd.	668,891	36,774,648	2,558,090	(34,624,739)	(34,624,739)
GVA Europe Pre-IPO Private Investment Trust No.1	29,906,756	18,094	5,128	2,069,696	2,069,696

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(in thousands of Korean won)	December 31, 2023		2023
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
LIFE Global Reits Pre-IPO General Private Investment Trust 1	59,629,904	34,790	6,935	4,127,598	4,127,598
KB KBSTAR US Short-Term IG Corporate Bond ETF [1]	—	—	5,584,427	5,031,065	5,031,065
Cassiopeia 1st Co., Ltd. [1]	—	—	443,768	(44,939)	(44,939)
Able Banpo 1st Co., Ltd.	14,115,040	17,259,046	1,944,117	(2,944,492)	(2,944,492)
Able Banpo 2nd Co., Ltd.	8,635,523	10,905,953	942,311	(2,092,994)	(2,092,994)
Able Gyeonggi Gwangju 1st Co., Ltd. [1]	—	—	664,800	(22,902)	(22,902)
Piggarden 1st Co., Ltd. [1]	—	—	1,232,877	254,666	254,666
Newstar copper 2nd Co., Ltd. [1]	—	—	2,855,624	202,297	202,297
Newstar copper 3rd Co., Ltd. [1]	—	—	2,755,505	202,175	202,175
Star-Lord AlphaFlux General Investors Private Real Estate Investment Company No.11	130,527,942	92,292,106	1,165	(6,764,164)	(6,764,164)
Able alpha Co., Ltd.	19,155,865	19,499,839	1,191,614	(343,974)	(343,974)
Newstar one-firm 2023-1 1st. Co., Ltd.	366,173,524	367,220,017	23,032,564	(1,046,502)	(1,046,502)
Newstar one-firm 2023-1 3rd. Co., Ltd.	21,111,940	21,083,044	1,216,721	28,886	28,886
Newstar one-firm 2023-1 4th. Co., Ltd.	53,237,451	53,130,420	3,441,847	107,021	107,021
Newstar one-firm 2023-1 5th. Co., Ltd.	77,249,336	77,511,098	7,124,652	(261,772)	(261,772)
K-1 23th Yeoksam Real Estate Investment Trust Company	307,706,597	169,366,780	9,952,766	(3,722,200)	(3,722,200)
French Shine 1st Co., Ltd.	31,324,688	31,349,938	1,867,744	(25,250)	(25,250)
Themis 1st Co., Ltd. [1]	—	—	1,276,457	(316,456)	(316,456)
Able Yongdap 2nd Co., Ltd.	29,313,986	29,405,062	1,549,057	(91,086)	(91,086)
Shinhan Motor Term Loan B 1st Co., Ltd. [1]	—	—	1,491,378	194,984	194,984
Global Funding Segregated Portfolio Co. [1]	—	—	3,358,625	(5,033,326)	(5,033,326)
KB Securities ESG Value Enhancement Fund	1,045,029	24,436	320	(45,407)	(45,407)
Keppel Private Real Estate Investment Trust No.13	187,217,054	105,063,410	2,362,223	(2,746,356)	(2,746,356)
Able Bonri 1st Co., Ltd.	144,272,497	142,927,036	6,631,417	1,345,451	1,345,451
Newstar JH Center Co., Ltd.	48,872,193	48,910,204	2,386,169	(38,012)	(38,012)
Able TY 2nd Co., Ltd.	12,799,793	16,069,805	852,487	(3,270,022)	(3,270,022)
Able TY 1st Co., Ltd. [1]	—	—	356,164	(3,159,024)	(3,159,024)
Able Eunhwasam 2nd Co., Ltd.	103,326,781	106,374,520	2,740,990	(3,047,740)	(3,047,740)
Newstar Yangju Station 1st Co., Ltd.	8,351,658	8,344,959	210,130	6,698	6,698
Able Chowall 2nd Co., Ltd.	13,430,010	13,297,222	468,175	132,778	132,778
Newstar Sina Co., Ltd.	64,687,242	65,681,468	1,478,161	(994,236)	(994,236)
Able Dongil 1st Co., Ltd [1]	—	—	—	—	—
Newstar Byeongjeom 1st Co., Ltd. [1]	—	—	—	—	—
Able Wonsi 1st Co., Ltd. [1]	—	—	—	—	—
Newstar Shiny 1st Co., Ltd. [1]	—	—	—	—	—
Newstar Gimpopoongmoo Co., Ltd. [1]	—	—	—	—	—

[1]	These companies are excluded from subsidiaries as at December 31, 2023.

(in thousands of Korean won)	December 31, 2022		2022
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
KBFG Securities America Inc.	21,974,646	3,932,730	3,376,122	(541,989)	667,213
KB Securities Hong Kong Ltd.	267,947,007	28,049,102	20,468,272	(2,268,070)	13,435,805
KB Securities Vietnam Joint Stock Company	538,755,846	325,475,504	67,884,410	12,933,143	18,583,701
KB FINA Joint Stock Company	12,636,459	70,685	275,791	(2,614,764)	(2,098,000)
PT. KB Valbury Sekuritas	117,639,923	43,149,901	20,385,908	5,827,047	5,827,047

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(in thousands of Korean won)	December 31, 2022		2022
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
KB Star Galaxy Towers REIT [1]	—	—	2,553,341	(10,206,009)	(10,206,009)
Star Galaxy S.Comm [1]	—	—	—	(6,080,923)	(6,080,923)
Star Galaxy GP SRL [1]	—	—	—	—	—
JB New Jersey Private Real Estate Fund 1	16,374,263	13,853	161,708	242,976	242,976
Heungkuk Global Highclass Private Real Estate Trust 23 [1]	—	—	2,839	(865,715)	(865,715)
DGB General Private Real Estate Investment Trust No.8 [1]	—	—	232,303	216,175	216,175
LB Ireland Private Real Estate Investment Trust 8	71,328,058	4,377,904	4,112,389	4,154,362	4,056,902
MS Sejong 4th Co., Ltd. [1]	—	—	125,771	110,439	110,439
KB UK Center 1st Co., Ltd. [1]	—	—	372,353	(1,149,601)	(1,149,601)
Mangrove Feeder Fund	76,109,836	63,422	951,672	(6,940,076)	(1,459,706)
Mangrove Master Fund	88,568,284	12,377,851	716,348	(6,874,702)	(1,421,334)
GH Real Estate I LP	26,871,702	908,269	—	(174,061)	(1,887)
Global Investment Opportunity Limited	219,427	—	5	(17,868)	(2,232)
Beckett Acquisition Limited	145,620,628	139,138,011	6,217,847	(1,688,563)	(1,627,346)
Able NJ DSM Investment REIT	19,268,400	135,044	51,041	106,020	1,343,942
ABLE NJ DSM LLC	36,612,465	34,955,598	3,800,646	415,725	500,080
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	21,573,206	717,884	2,571,773	686,191	686,191
DAOL KTB Aircraft Private Investment Trust No.21-1	29,336,296	1,070	2,605,931	2,575,751	2,575,751
KB Digital Innovation&growth New Technology Business Investment Fund	9,059,924	86,877	398,454	(133,573)	(133,573)
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund	29,462,632	132,329	1,419,188	(4,169,037)	(4,169,037)
Able Gwonseon 1st Co., Ltd.	11,028,210	11,099,117	877,404	117,500	117,500
AJH 3rd Co., Ltd. [1]	—	—	152,869	16,875	16,875
Paradise Yeongjong 2nd Co., Ltd.	19,335,720	20,595,641	834,653	17,276	17,276
Vestas General Private Real Estate Fund Investment Trust No. 38	196,545,423	1,274,568	22,929,571	11,624,590	12,931,030
Lumen International Developments	179,588,369	159,002,766	62	3,038,503	2,075,589
VREF Shaftesbury ScSp	388,861,652	246,797,825	18,142,889	3,035,342	(3,764,987)
Alpha Spain Real Estate Private Investment Trust 1 [1]	—	—	6,369,232	(1,884,823)	(1,884,823)
Korea Investment US Amazon Logistics Private Real Estate Investment Trust NO. 1 [1]	—	—	167,264	(843,255)	(843,255)
GVA Europe Real Estate Investment Trust No.2 [1]	—	—	12,547,701	8,153,256	8,153,256
Newstar IP Co., Ltd.	50,393,072	51,300,282	3,338,966	(7,607,556)	(7,607,556)
Enewstay 1st Co., Ltd. [1]	—	—	313,332	(13,149)	(13,149)
Newstar Panorama 1st Co., Ltd. [1]	—	—	454,498	103,967	103,967
Newstar Papyrus Co., Ltd. [1]	—	—	906,586	158,694	158,694
SJ Jongno 1st Co., Ltd. [1]	—	—	50	4,370,130	4,370,130
KB Wise Star Real Estate Feeder Fund 2 [1]	—	—	360	328,331	328,331
KB Wise Star Jongno Tower Real Estate Master Fund [1]	—	—	10,322,976	(979,221)	(979,221)
Newstar Ds 1st Co., Ltd [1]	—	—	203,425	(168,254)	(168,254)
Newstar Ds 2nd Co., Ltd [1]	—	—	2,290,393	(322,231)	(322,231)
JB Dry Street Private Fund 1	567,526	9,320	107,918	(100,405)	(100,405)
JB Australia108 Private Fund 1	390,395	3,652	74,309	(80,466)	(80,466)
JB Forge Private Fund 1	279,542	2,956	53,220	(50,479)	(50,479)
JB Hall Street Private Fund 1	528,967	3,391	100,727	(87,747)	(87,747)
JB Margaret Street Private Fund 1	149,507	706	28,448	(25,134)	(25,134)
LB UK Private Real Estate Investment Trust No.18 [1]	—	—	627,413	1,419,192	1,866,678

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(in thousands of Korean won)	December 31, 2022		2022
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
LB UK Private Real Estate Investment Trust No.19 [1]	—	—	340,636	449,754	592,235
Hillswood Finco Ltd. [1]	—	—	690,408	690,089	207,470
Hillswood Holdings Ltd. [1]	—	—	—	10,952	(13,302)
Hillswood Holding Property Unit Trust [1]	—	—	—	780,929	(253,550)
Hillswood Property Unit Trust [1]	—	—	3,231,826	695,416	1,268,691
Hanwha US Equity Strategy Private Real Estate Fund 3	3,326,142	98,615	5,657,760	6,112,708	13,952,708
PT. Valbury Capital Management	1,202,897	356,410	186,815	(727,509)	(727,509)
Able Gamsam 1st Co., Ltd. [1]	—	—	1,477,943	(118,996)	(118,996)
Songdo PFive 2nd Co., Ltd.	116,595,449	115,764,831	6,851,381	(468,239)	(468,239)
Newstar Gimpo 1st Co., Ltd.	26,658,736	26,745,174	1,262,574	(22,685)	(22,685)
Able Gongpyeong 1st Co., Ltd.	15,400,321	15,369,078	714,177	(60,621)	(60,621)
Able Chowall 1st Co., Ltd.	16,538,631	16,547,285	1,268,946	206,774	206,774
FN Gasan 1st Co., Ltd.	3,632,778	3,481,433	255,378	153,254	153,254
Newstar Believe Co., Ltd.	6,159,745	6,456,631	230,276	(33,039)	(33,039)
Able Electronics 1st Co., Ltd. [1]	—	—	1,057,606	128,001	128,001
KB Echo 1st Co., Ltd. [1]	—	—	249,684	42,039	42,039
ABR Joongang2 1st Co., Ltd.	20,339,878	20,049,306	1,328,288	173,259	173,259
KB Tongyoung 1st Co., Ltd.	23,382,801	23,663,781	1,404,597	(36,954)	(36,954)
Able Sky 1st Co., Ltd.	30,992,071	30,786,965	2,036,676	667,791	667,791
Able Poongdong 1st Co., Ltd.	2,250,844	2,230,755	535,360	37,955	37,955
Able Sewoon Co., Ltd.	42,324,593	42,092,589	1,871,110	1,350,270	1,350,270
KB Infra 1st Co., Ltd. [1]	—	—	495,506	303,769	303,769
Able Gasan 1st Co., Ltd.	56,261,340	56,469,935	2,248,974	(159,209)	(159,209)
Able PT 1st Co., Ltd.	5,357,328	5,672,357	410,380	(155,986)	(155,986)
JOSH Bujeon 1st Co., Ltd. [1]	—	—	749,518	161,958	161,958
Newstar Plus 1st Co., Ltd.	16,425,333	16,155,277	946,049	(21,792)	(21,792)
KB MyeongJi 1st Co., Ltd.	14,845,247	14,747,007	1,133,331	51,334	51,334
Able Dangjin 1st Co., Ltd.	21,240,500	20,722,700	2,039,533	601,973	601,973
KB Osansegyo 2nd Co., Ltd.	8,331,040	8,332,477	367,678	18,856	18,856
Able Hyeongok Co., Ltd. [1]	—	—	435,511	76,408	76,408
KB Mapo 2nd Co., Ltd.	9,660,645	10,558,924	600,086	(1,017,998)	(1,017,998)
GDIC 1st Co., Ltd. [1]	—	—	687,659	113,676	113,676
Able Wonchang 1st Co., Ltd.	7,413,923	7,460,083	593,202	180,359	180,359
Zitaress 1st Co., Ltd.	30,459,310	30,637,401	2,481,796	554,295	554,295
KB PF 3rd Co., Ltd. [1]	—	—	60,371	(16,590)	(16,590)
Able Beomeo-one Co., Ltd.	31,314,357	31,528,461	1,740,919	(149,114)	(149,114)
Able Yucheon 1st Co., Ltd. [1]	—	—	1,189,618	70,338	70,338
KB Infra 2nd Co., Ltd.	25,913,932	25,600,000	3,554,664	2,449,424	2,449,424
KB Illite 1st. Co., Ltd. [1]	—	—	62,662	42,928	42,928
Newstar Sina Co., Ltd.	26,169,067	26,777,858	3,461,385	(239,635)	(239,635)
KB Gold 1st Co., Ltd.	19,649,512	19,634,471	1,052,179	(24,389)	(24,389)
Inspire Gold 2nd Co., Ltd.	6,511,331	6,724,045	414,404	81,999	81,999
Able MK 1st Co., Ltd.	16,028,254	16,129,707	542,536	(62,319)	(62,319)
Yeoksam The Gallery KB 1st Co., Ltd. [1]	—	—	247,250	107,440	107,440
Able Hagunri 2nd Co., Ltd. [1]	—	—	219,746	(222,462)	(222,462)
Able Hagunri 1st Co., Ltd. [1]	—	—	607,111	(461,916)	(461,916)
Newstar Gimpo 4th Co., Ltd.	7,454,744	7,463,615	1,563,374	(8,881)	(8,881)
Mobius 1st Co., Ltd. [1]	—	—	3,492,403	(1,471,211)	(1,471,211)
Able Wonsi 1st Co., Ltd.	14,559,454	15,357,586	613,555	(798,134)	(798,134)
HD Value 1st Co., Ltd.	103,745,143	103,754,543	3,401,791	(9,410)	(9,410)
Able iFood Co., Ltd. [1]	—	—	192,877	(67,044)	(67,044)
Powerplay 1st Co., Ltd.	936,550	648,510	315,472	288,040	288,040
Able Dosan 1st Co., Ltd.	30,776,101	30,561,669	3,121,893	214,432	214,432
Newstar Gimpopoongmoo Co., Ltd.	12,963,604	12,803,820	831,422	159,774	159,774

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(in thousands of Korean won)	December 31, 2022		2022
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
Able Eunhwasam 1st Co., Ltd. [1]	—	—	95,517	(593,461)	(593,461)
Able Maseok 1st Co., Ltd.	37,001,664	37,302,631	1,797,458	(300,967)	(300,967)
TW Seocho 1st Co., Ltd.	127,729,286	127,959,304	7,129,984	(230,020)	(230,020)
TW Seocho 2nd Co., Ltd.	31,151,796	31,501,706	2,433,454	(349,911)	(349,911)
HJ Galaxy 2nd Co., Ltd. [1]	—	—	4	(2,469,661)	(2,469,661)
HJ Galaxy 1st Co., Ltd. [1]	—	—	4	(2,469,661)	(2,469,661)
Newstar Wave 1st Co., Ltd.	82,544,796	83,330,039	2,943,812	(785,244)	(785,244)
Lamdamine 1st Co., Ltd.	116,843,965	116,990,938	5,880,378	(146,983)	(146,983)
Able Cheongdam 1st Co., Ltd. [1]	—	—	38,500	(1,535,710)	(1,535,710)
Able Next 1st Co., Ltd.	19,966,621	20,958,379	646,331	(991,759)	(991,759)
Able Dongil 1st Co., Ltd.	34,259,463	34,383,502	1,046,244	(124,039)	(124,039)
KB Infra 3rd Co., Ltd. [1]	—	—	20,360,506	546,464	546,464
Newstar Shiny 1st Co., Ltd.	11,617,906	11,814,211	3,251,029	(196,305)	(196,305)
Newstar Enerbil 1st Co., Ltd.	100,745,544	100,928,150	4,195,532	(182,607)	(182,607)
YSMC 1st Co., Ltd.	48,024,951	48,917,200	485,395	(892,251)	(892,251)
HJ Galaxy 3rd Co., Ltd.	46,923,255	46,693,790	2,153,728	229,463	229,463
KB SmartSchool 1st Co., Ltd.	19,882,283	20,346,849	830,186	(464,567)	(464,567)
Bighouse 7th Co., Ltd.	128,038,169	129,023,438	5,469,280	(985,271)	(985,271)
Newstar Energy 1st Co., Ltd.	141,323,880	146,942,708	4,235,971	(5,618,829)	(5,618,829)
Gyeongsan Logis 1st Co., Ltd.	5,699,700	5,142,180	1,109,798	557,521	557,521
Stoke 2nd Corp	68,517,144	67,873,346	3,617,438	643,797	643,797
KB Samyoung Co., Ltd.	6,127,059	6,100,421	253,579	26,637	26,637
KB Global Contents Private Investment Fund	16,269,051	62,384	3,665	(293,332)	(293,332)
Able Sungsoo 1st Co., Ltd. [1]	—	—	118,634	(307,677)	(307,677)
Newstar Seongnam 1st Co., Ltd.	19,861,686	19,568,965	1,269,626	292,711	292,711
KPS Sihwa 1st Co., Ltd.	111,513,923	107,944,392	8,827,790	3,569,530	3,569,530
KB Baegun 1st Co., Ltd. [1]	—	—	91,672	(165,149)	(165,149)
KB NY 1st Co., Ltd.	89,697,004	91,404,086	2,057,296	(1,707,083)	(1,707,083)
GDIC 2nd Co., Ltd.	28,393,137	28,901,165	829,935	(508,029)	(508,029)
Newstar NRB First Co., Ltd.	23,379,924	25,188,216	959,720	(1,808,302)	(1,808,302)
Able Dongtan 1st Co., Ltd.	41,734,980	42,606,597	2,157,554	(871,617)	(871,617)
Galaxy properties SA [1]	—	—	—	—	—
Newstar Gimpo 5th Co., Ltd.	738,430	2,219,448	3,306,120	(1,481,028)	(1,481,028)
Polar EH 1st Co., Ltd [1]	—	—	—	—	—
Polar EH 2nd Co., Ltd [1]	—	—	—	—	—
ABR Mareuk 1st Co., Ltd [1]	—	—	—	—	—
Able Guwol 1st Co., Ltd. [1]	—	—	—	—	—
Newstar Gimpo 2nd Co., Ltd. [1]	—	—	—	—	—
Able Hyosung 1st Co., Ltd. [1]	—	—	—	—	—
Intgreen 1st Inc. [1]	—	—	—	—	—
Able Pocheon 1st Co., Ltd. [1]	—	—	—	—	—
Newstar Seotan Co., Ltd. [1]	—	—	—	—	—
Unbroken 1st Co., Ltd. [1]	—	—	—	—	—
Able Yongdap 1st Co., Ltd. [1]	—	—	—	—	—
Inspire Gold 1st Co., Ltd. [1]	—	—	—	—	—
Y Three Ulsan Sinjeong 1st Co., Ltd. [1]	—	—	—	—	—
498 Seventh KOR Holdco LP [1]	—	—	—	—	—
498 Seventh KOR LLC [1]	—	—	—	—	—
Multiasset PR Private Fund 4 [1]	—	—	—	—	—
GVA Europe Pre-IPO Private Investment Trust No.1	29,981,695	21,250	5,910	(39,555)	(39,555)
LIFE Global Reits Pre-IPO General Private Investment Trust 1	59,725,094	40,778	3,145	(85,683)	(85,683)
KB KBSTAR US Short-Term IG Corporate Bond ETF	79,748,964	32,248	1,469,729	(3,783,284)	(3,783,284)
Newstar Everyday 1st Co., Ltd. [1]	—	—	93,622	(43,869)	(43,869)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(in thousands of Korean won)	December 31, 2022		2022
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
Cassiopeia 1st Co., Ltd.	30,678,964	30,909,850	646,125	(230,886)	(230,886)
Able Banpo 1st Co., Ltd.	17,117,224	17,316,738	604,933	(199,514)	(199,514)
Able Banpo 2nd Co., Ltd.	10,852,267	11,029,704	289,383	(177,437)	(177,437)
Able Gyeonggi Gwangju 1st Co., Ltd.	41,299,147	41,679,524	917,840	(380,379)	(380,379)
Newstar Byeongjeom 1st Co., Ltd.	51,336,358	51,495,155	1,540,423	(158,806)	(158,806)
Piggarden 1st Co., Ltd.	51,230,153	51,542,651	134,894	(312,508)	(312,508)

[1]	These companies are excluded from subsidiaries as at December 31, 2022.

The details of changes in scope for consolidation for the year ended December 31, 2023, are as follows:

(a)	Subsidiaries newly included in the consolidation

Name of entity	Reason
Newstar copper 2nd Co., Ltd.

Holding power over the relevant activities in the event of default and being a provider of credit facilities or purchase commitments, or being exposed to significant variable gains from the acquisition of subordinated bonds.

Newstar copper 3rd Co., Ltd.
Able alpha Co., Ltd.
Newstar one-firm 2023-1 1st. Co., Ltd.
Newstar one-firm 2023-1 3rd. Co., Ltd.
Newstar one-firm 2023-1 4th. Co., Ltd.
Newstar one-firm 2023-1 5th. Co., Ltd.
K-1 23th Yeoksam Real Estate Investment Trust Company
French Shine 1st Co., Ltd.
Themis 1st Co., Ltd.
Able Yongdap 2nd Co., Ltd.
Shinhan Motor Term Loan B 1st Co., Ltd.
Global Funding Segregated Portfolio Co.
Able Bonri 1st Co., Ltd.
Newstar JH Center Co., Ltd.
Able TY 1st Co., Ltd.
Able TY 2nd Co., Ltd.
Able Eunhwasam 2nd Co., Ltd.
Newstar Yangju Station 1st Co., Ltd.
Able Chowall 2nd Co., Ltd.
Newstar Sina Co., Ltd.
Star-Lord Alpha Flux General Investors Private Real Estate Investment Company No.11	Holding power over the related activities of subsidiaries and being exposed to significant variable profits
K-1 23th Yeoksam Real Estate Investment Trust Company
KB Securities ESG Value Enhancement Fund
CapitaLand Korea General Investors Private Real Estate Investment Trust No.1

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(b)	Subsidiaries excluded from the consolidation

Name of entity	Reason
Able Dongil 1st Co., Ltd	End of payment guarantee contract
Newstar Byeongjeom 1st Co., Ltd.	End of payment guarantee contract
Able Wonsi 1st Co., Ltd.	End of Loan contract
Newstar Shiny 1st Co., Ltd.	End of payment guarantee contract
Newstar Gimpopoongmoo Co., Ltd.	End of payment guarantee contract
Able Gyeonggi Gwangju 1st Co., Ltd.	End of payment guarantee contract
Cassiopeia 1st Co., Ltd.	End of payment guarantee contract
HJ Galaxy 3rd Co., Ltd.	End of payment guarantee contract
KB KBSTAR US Short-Term IG Corporate Bond ETF	Disposal
Paradise Yeongjong 2nd Co., Ltd.	End of payment guarantee contract
Piggarden 1st Co., Ltd.	End of payment guarantee contract
Able Sky 1st Co., Ltd.	End of payment guarantee contract
Newstar Energy 1st Co., Ltd.	End of payment guarantee contract
FN Gasan 1st Co., Ltd.	End of payment guarantee contract
Inspire Gold 2nd Co., Ltd.	End of payment guarantee contract
KB NY 1st Co., Ltd.	End of payment guarantee contract
Hanwha US Equity Strategy Private Real Estate Fund 3	Disposal
Able Poongdong 1st Co., Ltd.	End of payment guarantee contract
DAOL KTB Aircraft Private Investment Trust No.21-1	Disposal
Able TY 1st Co., Ltd.	End of payment guarantee contract
Songdo PFive 2nd Co., Ltd	End of payment guarantee contract
Able Chowall 1st Co., Ltd.	End of payment guarantee contract
Beckett Acquisition Limited	End of power over relevant activities of subsidiaries
Lumen International Developments	Disposal
VREF Shaftesbury ScSp	Disposal
Newstar copper 2nd Co., Ltd.	End of power over relevant activities of subsidiaries
Newstar copper 3rd Co., Ltd.	End of power over relevant activities of subsidiaries
Global Funding Segregated Portfolio Co.	End of power over relevant activities of subsidiaries
Themis 1st Co., Ltd.	End of power over relevant activities of subsidiaries
Shinhan Motor Term Loan B 1st Co., Ltd.	End of power over relevant activities of subsidiaries

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2. Material Accounting Policies

The material accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The consolidated financial statements have been prepared on the historical cost basis except for the following items:

•	Certain financial assets and liabilities (including derivatives instruments), certain classes of property, plant and equipment and investment properties measured at fair value

•	Assets held for sale measured at fair value less costs to sell, and

•	Defined benefit obligation and plan assets measured at fair value

The preparation of the consolidated financial statements requires the use of certain significant accounting estimates. Management also needs to exercise judgement in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.2 Changes in Accounting Policy and Disclosures

2.2.1 New and amended standards adopted by the Group

The Group has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2023.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Accounting Policy Disclosure

The amendments require an entity to define and disclose its material accounting policy information (material accounting policy information means the level that has effects on the decision-making of the primary users of the financial statements, combined with other information contained in financial statements). These amendments do not have a significant impact on the consolidated financial statements.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements—Disclosure of gains or losses on valuation of financial liabilities with exercise price adjustment conditions

The amendments require disclosures about the book amount and gains or losses on valuation occurred during the reporting period, if all or part of the financial instrument whose exercise price is adjusted due to the issuers’ stock price fluctuations, is classified as financial liabilities. These amendments do not have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments introduce the definition of accounting estimates and clarify how to distinguish changes in accounting estimates from changes in accounting policies. These amendments do not have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1012 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

The amendments narrow the scope of the deferred tax recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. These amendments do not have a significant impact on the consolidated financial statements.

•	Enactment of Korean IFRS No.1117 Insurance Contract

Korean IFRS No.1117, ‘Insurance Contracts’, which replaces Korean IFRS No.1104, ‘Insurance Contracts’, is effective for fiscal years beginning on or after January 1, 2023. The main features of Korean IFRS No.1117 are the estimation of all cash flows according to insurance contracts, measurement of insurance liabilities using a discount rate that reflects assumptions and risks at the reporting date, and recognition of revenue on an accrual basis by reflecting the services (insurance coverage) provided to policyholders each fiscal year. In addition, investment elements (surrender/maturity refund) paid to policyholders regardless of insurance events are excluded from insurance profits, and insurance profit and loss and investment profit and loss are displayed separately so that primary users of financial statements can check the source of profit and loss. The enactment of this standard does not have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No. 1012 Income Taxes – Pillar 2 model rules for reforming international taxation

This amendments temporarily exempt the accounting treatment of deferred tax arising from the enforcement of laws reflecting the Pillar 2 model rules for reforming international taxation of multinational companies and require disclosure of related current corporate tax effects. Analysing the impact of the amendments to this standard on the consolidated financial statements is in progress.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2.2.2 The following amended standards have been published that are not mandatory for December 31, 2023 reporting periods and have not been early adopted by the Group.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements—Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise the right to defer settlement of the liability or the management’s expectations thereof. Also, the settlement of liability includes the transfer of the entity’s own equity instruments; however, it would be excluded if an option to settle the liability by the transfer of the entity’s own equity instruments is recognized separately from the liability as an equity component of a compound financial instrument. In addition, agreements that the Group must comply with after the end of the reporting period do not affect the classification of the relevant liabilities at the end of the reporting period; further, if liabilities that must comply with agreements within 12 months after the reporting period are classified as non-current liabilities as of the end of the reporting period, the entity should disclose the risk that the liabilities may be repaid within 12 months after the reporting period. The amendments should be applied for annual reporting periods beginning on or after January 1, 2024, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1007 Cash flow statements and Korean IFRS No.1107 Financial Instruments—Disclosure — Disclosure of information of supplier finance Arrangements

The amendments request that if the supplier finance arrangements are applied, information on the supplier finance arrangements must be disclosed so that users of financial statements can evaluate the impact of the supplier finance arrangements on the company’s liabilities, cash flow, and liquidity risk exposure. The amendments should be applied for annual reporting periods beginning on or after January 1, 2024, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1116 Leases – Lease liabilities arising from sale and leaseback

The amendments clarify the method of subsequently measuring the lease liability arising from a sale and leaseback, the lease fee or modified lease fee is calculated in a manner that does not recognize the profit or loss related to the usage rights held by the seller-lessee. The amendments should be applied for annual reporting periods beginning on or after January 1, 2024, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No. 1001 Presentation of Financial Statements –Disclosure of virtual assets

The amendments clarify additional disclosure requirements in the case of holding virtual assets or holding virtual assets on behalf of customers or issuing virtual assets. The amendments should be applied for annual reporting periods beginning on or after January 1, 2024, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2.3 Consolidation

The Group has prepared the consolidated financial statements in accordance with Korean IFRS No.1110 Consolidated Financial Statements.

(a)	Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. All other non-controlling interests are measured at fair values, unless otherwise required by other standards. Acquisition-related costs are expensed as incurred.

Meanwhile, the Group applies the book-value method to account for business combinations of entities under common control. Identifiable assets acquired and liabilities assumed in a business combination are measured at their book values on the consolidated financial statements of the ultimate parent entity. In addition, the difference between the sum of consolidated book values of the assets and liabilities transferred and accumulated other comprehensive income; and the consideration paid is recognized as capital surplus.

The excess of consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the profit or loss as a bargain purchase.

Intergroup transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b)	Associates

Associates are entities over which the Group has significant influence but not control or joint control. Investments in associates are accounted for using the equity method of accounting, after initially being recognized at cost. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. If the Group’s share of losses of an associate equals or exceeds its interest in the associate (including long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

If there is objective evidence of impairment on the investment in the associate, the Group recognizes the difference between the recoverable amount of the associate and its book amount as impairment loss.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

If an associate uses accounting policies other than those of the Group for the identical transactions and events in similar circumstances, if necessary, adjustments shall be made to make the associate’s accounting policies conform to those of the Group when the associate’s financial statements are used by the Group in applying the equity method.

(c)	Joint Arrangements

A joint arrangement, wherein two or more parties have joint control, is classified as either a joint operation or a joint venture. A joint operator has rights to the assets, and obligations for the liabilities, relating to the joint operation and recognizes the assets, liabilities, revenues and expenses relating to its interest in a joint operation. A joint-venturer has rights to the net assets relating to the joint venture and accounts for that investment using the equity method.

2.4 Foreign Currency Translation

(a) Functional and presentation currency

Items included in the financial statements of the Group are measured using the currency of the primary economic environment in which the Group operates (“the functional currency”). The financial statements are presented in Korean won, which is the Group’s functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of hedge of net investments in foreign operations, or are attributable to monetary part of the net investment in a foreign operation.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities held at fair value through other comprehensive income are recognized in other comprehensive income.

2.5 Recognition and Measurement of Financial Instruments

2.5.1 Classification

The Group classifies financial assets as follows.

•	Those to be measured at fair value (through profit or loss or other comprehensive income)

•	Those to be measured at amortised cost

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Group reclassifies debt investments when, and only when its business model for managing those assets changes.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of non-designated equity investment are recognized in profit or loss.

2.5.2 Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

2.5.2.1 Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. The Group classifies its debt instruments into one of the following three measurement categories:

(a)	Amortised cost

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. A gain or loss on a debt investment that is subsequently measured at amortised cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘interest income’ using the effective interest rate method.

(b)	Fair value through other comprehensive income

Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘interest income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘gain or loss on foreign currency transaction’ and impairment losses are presented in ‘loss on valuation and disposal of financial instrument’.

(c)	Fair value through profit or loss

Assets that do not meet the criteria for amortised cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘gain or loss on valuation and disposal of financial instrument’ in the year in which it arises.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2.5.2.2 Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividend income from such investments continues to be recognized in profit or loss when the right to receive payments is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘gain or loss on valuation and disposal of financial instrument’ in the statement of profit or loss. Impairment loss (reversal of impairment loss) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

2.5.3 Impairment

The Group assesses on a forward-looking basis expected credit losses associated with its debt instruments carried at amortised cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Expected credit losses are a probability-weighted estimate of credit losses (i.e. the present value of all cash shortfalls) over the expected life of the financial instrument. The Group measures expected credit losses by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions.

The Group uses the following three measurement techniques in accordance with Korean IFRS:

•	General approach: for financial assets and off-balance-sheet unused credit line that below two approaches are not applied

•	Simplified approach: for receivables, contract assets and lease receivables

•	Credit-impaired approach: for purchased or originated credit-impaired financial assets

Different measurement approaches are applied depending on significant increase in credit risk. 12 month expected credit losses is recognized when credit risk has not significantly increased since initial recognition. A loss allowance at an amount equal to lifetime expected credit losses is recognized when credit risk has significantly increased since initial recognition. Lifetime is presumed to be a period to the contractual maturity date of a financial asset (the expected life of the financial asset).

The Group determines whether the credit risk has increased significantly since initial recognition using the following information. One or more of the following circumstances is deemed significant increase in credit risk.

•	More than 30 days past due;

•	Decline in credit rating at period end by more than certain notches as compared to that at initial recognition;

•	Decline in ratings below certain level in the early warning system;

Under simplified approach, the Group shall always measure the loss allowance at an amount equal to lifetime expected credit losses. Under credit-impaired approach, the Group shall only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets.

The Group generally deems credit-impaired in case of one or more of the following circumstances:

•	90 days or more past due;

•	Legal proceedings related to collection;

•	Refinancing;

•	Corporate borrowers that are rated C or D;

•	Debt restructuring.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2.5.3.1 Forward-looking information

The Group uses forward-looking information, when it determines whether the credit risk has increased significantly since initial recognition and measures expected credit losses.

The Group assumes the risk component has a certain correlation with the business cycle, and calculates the expected credit loss by reflecting the forward-looking information with macroeconomic variables on the measurement inputs.

Forward-looking information used in calculation of expected credit loss is derived after comprehensive consideration of a variety of factors including scenario in management planning, risk situation scenario for stress test, third party forecast, and others.

2.5.3.2 Measuring expected credit losses on financial assets at amortised cost

The amount of the loss on financial assets at amortised cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The Group estimates expected future cash flows for financial assets that are individually significant (individual assessment of impairment).

For financial assets that are not individually significant, the Group collectively estimates expected credit loss by grouping loans with homogeneous credit risk profile (collective assessment of impairment).

•	Individual assessment of impairment

Individual assessment of impairment losses are calculated using management’s best estimate on present value of expected future cash flows. The Group uses all the available information including operating cash flow of the borrower and net realizable value of any collateral held.

•	Collective assessment of impairment

Collective assessment of loss allowance involves historical loss experience along with incorporation of forward-looking information. Such process incorporates factors such as type of collateral, product and borrowers, credit rating, size of portfolio and recovery period and applies ‘probability of default’ (PD) on a company of assets and ‘loss given default’ (LGD) by type of recovery method. Also, the expected credit loss model involves certain assumption to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce gap between loss estimate and actual loss experience.

2.5.3.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

Measuring method of expected credit losses on financial assets at fair value through other comprehensive income is equal to the method of financial assets at amortised cost, except for loss allowances that are recognized as other comprehensive income. Amounts recognized in other comprehensive income for sale or repayment of financial assets at fair value through other comprehensive income are reclassified to profit or loss.

2.5.4 Recognition and Derecognition

Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received. The Group classified the financial liability as “borrowings” in the statement of financial position.

The Group writes off the carrying amount and allowance of financial assets in its entirety or to a portion thereof when the principal and interest are determined to be no longer recoverable. In general, the Group considers write-off when it is determined that the debtor does not have sufficient resources or income to cover the principal and interest, and this write-off decision is made in accordance with internal regulations.

2.5.5 Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

2.6 Financial Liabilities

2.6.1 Classification and Measurement

The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading.

The Group classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortised cost and present as ‘deposits liabilities’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

2.6.2 Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or canceled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading. Financial liabilities designated the financial liabilities at fair value through profit or loss is the structured financial liabilities containing embedded derivatives issued by the Group.

The changes in fair value of financial liabilities at fair value through profit or loss due to the change of credit risk is recognized as other comprehensive income(instead of profit and loss) and this other comprehensive income can not be transferred to profit and loss in subsequent events.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as stock options, stock swaps, interest rate swaps and others for trading purposes or sale and issue of derivative combined securities. These derivative financial instruments are presented as derivative financial instruments within the financial statements irrespective of transaction purpose and subsequent measurement requirement.

Derivatives are initially recognized at fair value on the date a derivative contract enters into and are subsequently re-measured at their fair value. The changes of the fair value of derivatives financial instruments held for trading are recognized in profit or loss as ‘gain or loss on valuation and disposal of financial instrument’.

Fair value of derivative instrument traded in active market is a quoted price. In case of fair value of relatively simple derivative instruments such as options, interest rate or currency swaps and others is calculated using one or more valuation techniques like cash flow discount model, option pricing model which is based on observable data and appropriate considering the nature of objects.

Also, fair value of more complex derivative instrument is calculated using valuation techniques based on unobservable data in the market. The accuracy of the valuation techniques is approved by periodical review.

2.7.1 Day 1 Profit and Loss

Accordance with Korean IFRS, if there is no available price from active market and if the Group uses a valuation technique that uses unobservable valuation parameters from market for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortised by using the straight line method over the life of the financial instruments.

2.7.2 Credit risk adjustments

In case of exchange-traded derivative instrument, credit risk is not reflected on the fair value because exchange-traded derivative instrument is traded in public exchange, and it is not available to identify certain counterparties. Fair value of OTC derivative instrument only reflects credit risk.

2.7.3 Hedge accounting

The accounting treatment of changes of fair value for the derivatives varies as the character of hedging items and the purpose of hedging. The Group holds derivative contracts for the purpose of hedging the risk and the Group designates certain derivatives as hedging instruments to hedge the risk as follows.

(a)	Fair value hedge : a hedge of the exposure to changes in fair value of a recognised asset or liability or an unrecognised firm commitment

(b)

Cash flow hedge : a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with all, or a component of, the recognised asset or liability or a highly probable forecast transaction

(c)	Hedge of net investments in foreign operations

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

The fair value of derivatives for hedge is disclosed in note 37.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item is fully amortised to profit or loss by the maturity of the financial instrument using the effective interest method.

The accounting treatments of hedge of net investments in foreign operations are similar to those of cash flow hedge.

If hedging instruments qualify for a hedge of net investments in foreign operations, the effective portion of changes in fair value of hedging instrument is recognized in other comprehensive income or loss and the ineffective portion is recognized in profit or loss. The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognized in other comprehensive income will be reclassified from other comprehensive income or loss to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation.

2.8 Property and Equipment

All property and equipment except for land are recognized at its cost less any accumulated depreciation and any accumulated impairment losses. The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Land is measured at fair value on the basis of the valuation performed by an independent valuer. Revaluations are performed with sufficient regularity to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the end of the reporting period.

If an asset’s carrying amount is increased as a result of a revaluation, the increase is recognized in other comprehensive income and the amount is accumulated in equity under the heading of revaluation surplus after netting deferred tax. However, the increase is recognized in profit or loss to the extent that it reverses a revaluation decrease of the same asset previously recognized in profit or loss. If an asset’s carrying amount is decreased as a result of a revaluation, the decrease is recognized in profit or loss. However, the decrease is recognized in other comprehensive income to the extent of any credit balance existing in the revaluation surplus in respect of that asset. The decrease recognized in other comprehensive income reduces the amount accumulated in equity under the heading of revaluation surplus. The revaluation surplus included in equity in respect of an item of property and equipment is transferred directly to retained earnings when the asset is derecognized.

Depreciation of all property and equipment, except for land, is calculated using the following method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives as follows:

Property and equipment	Estimated useful lives	Depreciation method
Buildings	40 years	Straight-line method
Vehicles	4 years	Straight-line method
Furniture and equipment	4 years	Straight-line method
Other	4 years	Straight-line method
Right-of-use assets	1~10 years (initial date of the contract entered into ~ maturity date)	Straight-line method

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year-end and, if needed, the changes are accounted for as a change in an accounting estimate.

2.9 Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives of 40 years.

2.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill, comprise software and membership rights, and are amortised using the straight-line method with no residual value over following estimated useful economic life since the asset is available for use. However, goodwill and membership rights are not amortised by considering their useful life as indefinite, because there is no expectable limit to period for use.

Intangible assets	Estimated useful lives	Amortization method
Development costs	4 years	Straight-line method
Software	4 years	Straight-line method

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at the end of each financial year. The management reviews the useful life of intangible assets that is not being amortised each period to determine whether events and circumstances continue to support an indefinite useful life. If management judges that previous estimates should be adjusted, the change is accounted for as a change in an accounting estimate.

2.11 Impairment of Non-financial Assets

Goodwill or intangible assets with indefinite useful lives are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

2.12 Lease

Lease income from operating leases where the Group is a lessor is recognized on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

The Group should assess whether a contract is, or contains a lease at the date the contract entered into and the initial application date under Korean IFRS No.1116. But the Group may elect not to reassess whether a contract is, or contains a lease for the contract entered into before the transition date by applying practical expedient permitted by Korean IFRS No.1116. The Group has gone through all the contract to assess whether the contract is, or contains, a lease at the date the contract entered into after the date of initial application.

A lessee is required to recognize a right-of-use asset (lease asset) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured on a present value basis.

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payment that are based on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate can not be readily determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of lease liability

•	Any lease payments made at or before the commencement date less any lease incentives received

•	Any initial direct costs incurred by the lessee, and

•	An estimate of restoration costs

However, short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and lease of low-value assets (For example, underlying leased asset under $ 5,000) are permitted to elect exceptional conditions.

The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term.

Related to sale and leaseback, the Group (seller-lessee) is required to apply the Korean IFRS No.1115 ‘Revenue from Contracts with Customers’ to determine whether the transfer of an asset is accounted for as a sale of that asset. However, the Group shall not reassess sale and leaseback transactions entered into before the date of initial application.

Large number of lease contracts held by the Group have extension option and termination option. These conditions are generally used for maximizing the flexibility of lease operation in a view of managing the contracts. Extension option or termination option included in the lease contracts are generally owned by the Group, not lessor. The Group re-evaluated the lease term of the lease contracts by taking into account the contract type, operation plan for branch offices, and costs related to lease termination . As a result, no significant change in the existing lease term has occurred.

2.13 Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation and the increase in the provision due to passage of time is recognized as interest expense.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2.14 Financial Guarantee Contracts

Financial guarantees contracts provided by the Group are initially measured at fair value on the date the guarantee was given. Subsequent to initial recognition, the Group’s liabilities under such guarantees are measured at the higher of the amounts below and recognized as ‘other financial liabilities’:

•	Loss allowance in accordance with Korean IFRS No.1109, ‘Financial Instruments’

•	The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of Korean IFRS No.1115, ‘Revenue from Contracts with Customers’

2.15 Revenue Recognition

The Group recognizes revenues in accordance with the following five-step revenue recognition standard (Korean IFRS No.1115 Revenue from Contracts with Customers).

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

2.16 Employee Benefits

2.16.1 Retirement benefit liabilities: Defined benefit plans and Defined contribution plans

The Group has both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service. A defined benefit plan is a pension plan that is not a defined contribution plan.

Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating to the terms of the related pension obligation. The remeasurements of the net defined benefit liability are recognized in other comprehensive income.

If any plan amendments, curtailments, or settlements occur, past service costs or any gains or losses on settlement are recognized as profit or loss for the year.

2.16.2 Short-term employee benefits

Short-term employee benefits, which are expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the service, are recognized in profit or loss at the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Group has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2.16.3 Share-based payment

The Group is under share-based payment arrangements that grant shares to the executives of the Group. When the arrangements are exercised, the Group provides share or cash equal to the monetary value of the share.

The Group measures the services acquired and the liability incurred at fair value, and the fair value is recognized as expense and accrued expenses over the vesting period. Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss as share-based payments.

2.17 Income Tax Expenses

Income tax expense comprises current income tax and deferred income tax and is recognized in profit or loss for the year, except to the extent that the tax arises from (a) a transaction or event which is recognized either in other comprehensive income or directly in equity and (b) a business combination.

2.17.1 Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation or expenses that is not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to set off the recognized amounts and (b) intends to settle on a net basis.

2.17.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting profit nor taxable profit or loss.

Deferred income tax is recognized on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Current income tax and deferred income tax are included in the calculation of income tax expense. Income taxes related to prior period are included in current income tax.

Deferred income taxes, recognized directly in equity or arisen from business combination, are directly deducted from equity or goodwill.

2.18 Operating Segment Reporting

Operating segments are components of the Group, about which separate internal reporting information is evaluated regularly by the chief operating decision makers including Board of Directors in deciding how to allocate resources and to assess performance. Each segment is a strategic business unit that offers different products and services, and is managed separately because each business has different risks and opportunities, different technology required and marketing strategies.

Segment information includes the items which are directly attributable and reasonably allocated to the segment.

2.19 Other Receivables and Payables Related to Brokerage Transactions

Regarding customer brokerage transactions, the Group recognizes the receivable from and payable to the Korea Exchange (Clearing and settlement organization) and customers in total amounts, which the Group recognizes as other financial assets and other financial liabilities. The Group offsets the receivable and payable that arise between Korea Exchange and the Group within the same day.

2.20 Business Combinations

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group applies the book-value method to account for business combinations of entities under common control. Identifiable assets acquired and liabilities assumed in a business combination are measured at their book values on the consolidated financial statements of the ultimate parent entity. In addition, the difference between the sum of book values of the assets and liabilities transferred and accumulated other comprehensive income; and the consideration paid is recognized as capital surplus.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2.21 Approval of Issuance of the Financial Statements

The issuance of the December 31, 2023 consolidated financial statements of the Group was approved by the Board of Directors on March 6, 2024, which is subject to change with approval at the annual shareholder’s meeting.

3. Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Group to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Group’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below. Additional information of significant judgment and assumptions of certain items are included in relevant notes.

3.1 Income taxes

The Group recorded, based on its best estimate, current taxes and deferred taxes that the Group will be liable in the future for the operating results at the end of the reporting period. However, the final tax outcome in the future may be different from the amounts that were initially recorded. Such differences will impact the current and deferred income tax assets and liabilities in the period in which the final tax outcome is determined.

If certain portion of the taxable income is not used for investments or increase in wages in accordance with the Special Taxation for Facilitation of Investment and Mutually-Beneficial Cooperation, the Group is liable to pay additional income tax calculated based on the tax law. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from such tax law. As the Group’s income tax is dependent on the investments and increase in wages, there exists uncertainty with regard to measuring the final tax effects.

3.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks.

As described in Note 2.5, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

3.3 Impairment of financial assets

In accordance of Korean IFRS No.1109, the provision for impairment for financial assets are based on assumptions about risk of default and expected loss rates. The Group uses judgment in making these assumptions and selecting the inputs to the impairment calculation based on the Group’s past history, existing market conditions as well as forward-looking estimates at the end of each reporting period (Note 2.5).

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.4 Measurement of defined benefit obligation

The present value of the defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of the defined benefit liability. The Group determines the appropriate discount rate at the end of the reporting period. This is the interest rate that is used to determine the present value of estimated future cash outflows expected to be required to settle the defined benefit liability. In determining the appropriate discount rate, the Group considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the pension benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. Other key assumptions for defined benefit liability are based in part on current market conditions.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4. Segment Information

4.1 Types of services from which each reportable segment derives its revenues

Management of the Group decides operating segment based on the information, which is to be reported to the Group’s chief executive officer, in order to allocate resources to the segment and evaluate performance of the segment. The Group’s operating segments consist of brokerage and wealth management, investment banking, trading and other business.

In accordance with Korean IFRS No.1108, reporting segments of the Group by type of services categories are as follows:

Reporting segment	Main business activities
Brokerage and wealth management	Sales and services relating to wealth management and brokerage provided to individuals, corporations and institutional investors

Investment banking	Underwriting and advisory services related to bond issuance, structured finance, initial public offering, and mergers and acquisition

Trading	Trading of securities and derivatives, and proprietary trading

Others	Other services and support services

4.2 Revenue and income of segment reporting

Financial information by operating segment for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)
	2023
	Operating income	Operating expense	Operating profit (loss)	Non-operating income(expense)	Income tax expense(income)	Profit(loss) for the year
Brokerage and wealth management	4,261,242,111	3,995,796,550	265,445,561	(15,071,272)	4,939,523	245,434,766
Investment banking	1,140,541,809	980,639,957	159,901,852	(160,227,030)	6,222	(331,400)
Trading	5,818,380,116	5,783,227,424	35,152,692	14,908,258	890,854	49,170,096
Others[1]	364,976,075	145,322,055	219,654,020	(27,002,623)	98,897,022	93,754,375

	11,585,140,111	10,904,985,986	680,154,125	(187,392,667)	104,733,621	388,027,837

[1] The income tax expenses which have a difficulty of reasonable allocation are allocated to the others segment.
	2022
	Operating income	Operating expense	Operating profit (loss)	Non-operating income(expense)	Income tax expense(income)	Profit(loss) for the year
Brokerage and wealth management	2,408,296,357	2,259,020,997	149,275,360	(19,539,482)	3,876,679	125,859,199
Investment banking	1,002,087,699	868,341,524	133,746,175	70,922,603	(424,484)	205,093,262
Trading	10,665,451,383	10,786,517,633	(121,066,250)	2,688,303	—	(118,377,947)
Others[1]	194,187,118	111,147,155	83,039,963	(36,739,819)	64,046,996	(17,746,852)

	14,270,022,557	14,025,027,309	244,995,248	17,331,605	67,499,191	194,827,662

[1]	The income tax expenses which have a difficulty of reasonable allocation are allocated to the others segment.

The above reported operating income is generated from external customers and inter-segment transactions, and expense includes expenses that can be directly attributed or reasonably allocated to each segment including internal interests. Segment profit represents the profit earned by each segment, reported to the chief executive officer to determine the allocation of resources and to measure the respective segments’ performance.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.3 Assets and liabilities of segments

Total assets and liabilities by each segment as at December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Total assets	Total liabilities
Brokerage and wealth management	9,345,980,477	7,884,747,630
Investment banking	5,304,636,428	2,529,523,378
Trading	26,049,912,039	18,355,101,830
Others	20,566,390,942	26,201,515,029

	61,266,919,886	54,970,887,867

	2022
(in thousands of Korean won)	Total assets	Total liabilities
Brokerage and wealth management	8,033,999,999	6,815,076,741
Investment banking	4,906,240,013	2,289,794,909
Trading	24,196,618,231	18,931,136,515
Others	16,680,551,089	19,912,610,608

	53,817,409,332	47,948,618,773

4.4 Information on principal customers

No single customer contributed 10% or more to the Group’s revenue for the years ended December 31, 2023 and 2022.

5. Cash and Deposits

The details of cash and deposits as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Cash and cash equivalents
Cash on hand	262	14,217
Cash in foreign currency	431,615	120,717
Time deposits and installment savings deposits	21,500,000	—
Demand deposits	263,547,704	736,305,237
Checking deposit	4,781,337	12,052,931
Foreign currency deposits	154,516,735	365,559,515
Certificates of deposit	11,604,600	39,298,100
MMDA	93,156,066	86,530,578
Accommodation notes	65,212,108	4,747,856

	614,750,427	1,244,629,151

Deposits
Deposits for securities subscription	2,166,493	1,007,522
Reserve for claims of customers’ deposits	434,840,018	457,235,271
Guarantee deposits for securities lending and borrowing	203,006,941	120,336,120
Deposits for exchange-traded derivatives	642,870,695	1,139,399,469
Guarantee deposits for KSFC trading	529,659	2,513,154
Long-term deposits	93,670,397	602,713,044
Restricted due from financial institutes	44,500	42,500
Others	935,478,329	970,345,187
Allowances for credit losses of deposits	(290,229)	(645,224)

	2,312,316,803	3,292,947,043

	2,927,067,230	4,537,576,194

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

Restricted deposits as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Deposits for securities subscription [1]	2,166,493	1,007,522
Reserve for claims of customers’ deposits [2]	434,840,018	457,235,271
Guarantee deposits for securities lending and borrowing [3]	203,006,941	120,336,120
Deposits for exchange-traded derivatives [4]	642,870,695	1,139,399,469
Guarantee deposits for KSFC trading [5]	529,659	2,513,154
Long-term deposits [6]	69,000,000	569,000,000
Restricted due from financial institutes [7]	44,500	42,500
Others [8]	935,478,329	970,345,187

	2,287,936,635	3,259,879,223

[1]

Subscription deposits are subscription margin of investors and the Group that are separately deposited at Korea Securities Finance Corporation(KSFC) or other relevant financial institutions until due date for payment for the subscription of the newly issued or sold securities in accordance with the provisions of Article 4-44 of the Regulation on Financial Investment Business.

[2]

The reserve for claims of customers’ deposits is deposited separately in a form of trust in KSFC to meet the demands of investors, such as return of deposit and others, in accordance with Article 74 of the Financial Investment Services and Capital Markets Act.

[3]	Deposited in Korea Securities Depository to guarantee for securities lending and borrowing.
[4]	The deposits for exchange-traded derivatives that the investors and the Group pay for foreign futures option trading to KEB Hana Bank and Forex Dealer Member.
[5]	In the case of an investor’s loan transaction, a certain portion of the price of securities sold is deposited at KSFC as margin.
[6]	Pledged deposits provided for securities lending and borrowing, repurchase agreements between institutions and retail payment through investment & securities companies are included.
[7]	Guarantee deposits for checking accounts
[8]	Deposits in foreign currency and others consist of the margin accounts for trading financial instruments in foreign markets and deposits to court.

Changes in allowances for credit losses of deposits for the years ended December 31, 2023 and 2022, are as follows:

	2023
	12-month expected credit losses	Lifetime expected credit losses
(in thousands of Korean won)		Non-impaired	Impaired
Beginning	645,224	—	—
Reversal of provision	(354,995)	—	—

	290,229	—	—

	2022
	12-month expected credit losses	Lifetime expected credit losses
(in thousands of Korean won)		Non-impaired	Impaired
Beginning	632,624	—	—
Provision	12,598	—	—
Others (foreign exchange and etc.)	2	—	—

	645,224	—	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6. Financial Instruments at FVTPL

The details of financial instruments at FVTPL as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	Financial Assets at FVTPL		Financial Liabilities at FVTPL
	2023	2022	2023	2022
Financial assets required to be mandatorily measured at FVTPL	35,948,948,684	29,549,677,944	2,860,033,642	2,082,979,265
Financial assets designated at FVTPL	—	—	7,975,847,458	10,088,600,213

	35,948,948,684	29,549,677,944	10,835,881,100	12,171,579,478

6.1 Financial assets required to be mandatorily measured at FVTPL

The details of financial assets required to be mandatorily measured at FVTPL as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Deposits
Reserve for claims of customers’ deposits (trust) [1]	4,708,118,940	4,531,756,555
Equity instruments
Stocks	956,436,643	676,021,174
Debt instruments
Government and local government bonds	3,903,440,137	4,092,627,487
Special bonds	2,981,409,472	1,793,814,905
Corporate bonds	5,907,122,398	4,093,880,890
Corporate commercial papers	6,502,635,311	5,196,584,584
Asset-backed short-term bonds	2,257,642,941	2,345,571,118
Hybrid bond with security-like features	253,634,969	229,833,526
Investment in partnerships	581,762,940	440,156,234
Collective investment securities	4,762,077,497	3,563,298,865
Hybrid stock with bond-like features	148,101,449	148,375,859
Loans
Privately placed bonds	—	42,604,988
Loan receivables	235,977	1,884,215
Derivative linked securities
Equity-linked securities	9,129,439	31,899,039
Other derivative linked securities	615,830,815	331,528,412
Other OTC derivative combined contract	187,620,544	236,574,425
Securities in foreign currency
Stocks in foreign currency	32,947,516	42,399,169
Bonds in foreign currency	848,585,456	788,520,400
Investment in partnerships in foreign currency	44,768,900	43,983,023
Collective investment securities in foreign currency	211,642,556	229,349,884
Collective fund for default loss	83,483,822	82,667,524
Hybrid bonds	522,625,044	606,272,079
Exchange traded notes	10,540	73,589
Other short-term securities held for sale	429,685,378	—

	35,948,948,684	29,549,677,944

[1]

The reserve for claims of customers’ deposits is restricted to use because this reserve is deposited separately in a form of trust in KSFC to meet the demands of investors, such as return of deposit and others, in accordance with Article 74 of the Financial Investment Services and Capital Markets Act. Among the reserve for claims of customers’ deposits deposited in a form of trust in KSFC, beneficiaries amount to ~~W~~ 98,000 million are provided as a collateral for the payment to Kookmin Bank which is an agent bank of payment, in accordance with Article 72 Clause 3 of the Financial Investment Services and Capital Markets Act.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

Details of securities sold which are classified as financial liabilities at FVTPL as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Equity Securities
Stocks	585,888,153	428,935,822
Collective investment securities	2,771,484	2,268,236
Debt Securities
Government and local government bonds	2,271,374,005	1,651,775,207

	2,860,033,642	2,082,979,265

The details of financial assets pledged as collateral as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	Description[1]	2023	2022	Security right holder
Financial assets at FVTPL	Guarantee deposits for lending and borrowing securities and bonds	10,076,739,059	7,063,541,100	Korea Securities Depository, etc.
	Margin required and guarantee deposits for derivatives trading	1,556,234,283	1,129,757,669	Korea Stock Exchange, etc.
	Guarantee deposits for clearing fund	—	1,458,725	Korea Securities Depository
	Guarantee deposits for reverse repurchase agreements	3,200,510,963	3,724,891,983	Customer, Institution
	Guarantee deposits for agency of balance payments	98,000,000	98,000,000	Kookmin Bank
Financial assets at FVOCI	Guarantee deposits for lending and borrowing securities and bond	1,719,208,234	1,592,460,037	Korea Securities Depository, etc.
	Guarantee deposits for derivatives trading	167,879,197	136,701,325	Hana Securities Co., Ltd., etc.
	Guarantee deposits for reverse repurchase agreements	2,509,724,246	2,234,882,535	Customer, Institution
Other Financial Assets	Guarantee deposits for lending and borrowing securities and bonds	—	47,850,000	KSFC

		19,328,295,982	16,029,543,374

[1]	As at December 31, 2023 and 2022, the accrued interests related to debt securities provided as collateral of ~~W~~ 344,448 million and ~~W~~ 228,578 million, respectively, are excluded.

The Group provides ~~W~~ 7,916,155 million and ~~W~~ 4,986,339 million of its borrowing securities held as collateral to KSFC and others as at December 31, 2023 and 2022, respectively.

As at December 31, 2023 and 2022, the fair values of collaterals sold or repledged as collateral regardless of default are as follows:

(in thousands of Korean won)	Securities
	2023	2022
Fair value of collateral held	1,475,466,369	771,983,450
Fair value of collaterals sold or re-provided as collateral	—	—

	1,475,466,369	771,983,450

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.2 Financial liabilities designated at FVTPL

The details of financial liabilities designated at FVTPL as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)
	2023	2022

Derivative linked securities
Equity-linked securities	5,150,606,199	6,804,836,388
Other derivative linked securities	1,834,571,974	1,636,774,811
Other OTC derivative combined contract	933,983,691	1,611,301,701
Exchange traded notes	56,685,594	35,687,313

	7,975,847,458	10,088,600,213

The differences between the contractual value to be paid at maturity and the carrying amount of financial liabilities at FVTPL as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022

Contractual value to be paid at maturity	7,871,014,106	9,973,339,575
Carrying amount	7,975,847,458	10,088,600,213

Differences	(104,833,352)	(115,260,638)

Accumulated changes in fair value of financial liabilities at FVTPL due to the change of credit risk as at December 31, 2023 and 2022, are as follows:

	Other comprehensive income recognized from changes of fair value due to the change of credit risk (before tax) [1]
(in thousands of Korean won)	2023	2022
Beginning of the year	(55,892,336)	(3,070,045)
Change of fair value	71,900,709	(52,822,291)

End of the year	16,008,373	(55,892,336)

[1]	The Group assessed OCI based on the probability of default corresponding to the Group’s credit rating and loss given default. The amount is before tax.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

7. Derivatives and Hedge Accounting

Derivatives owned by the Group as at December 31, 2023 and 2022, are as follows:

	2023
	Assets		Liabilities
(in thousands of Korean won)	Hedging	Trading	Hedging	Trading	Unsettled amount
Exchange-traded derivatives
Interest rate:
Futures	—	6,226,442	—	4,575,801	4,060,134,218
Equity:
Futures	—	11,179,142	—	13,231,866	1,309,051,635
Purchase options	—	6,954,717	—	—	463,629,117
Written options	—	—	—	76,362,413	684,865,465
Currency:
Futures	—	695,841	—	988,763	262,150,197
Goods:
Futures	—	1,304,534	—	105,876	26,037,012

	—	26,360,676	—	95,264,719	6,805,867,644

OTC derivatives
Interest rate:
Forwards	—	501,834,689	—	483,149,733	14,811,295,000
Swaps	—	109,345,316	—	242,414,634	195,202,814,288
Options	—	2,018,458	—	3,037,884	310,000,000
Currency:
Forwards	—	49,134,125	5,307,120	51,416,659	6,078,694,096
Swaps	—	16,012,196	—	18,688,294	676,068,378
Options	—	9,208,609	—	952	412,828,000
Equity:
Swaps	—	330,132,474	—	493,475,311	5,165,522,772
Purchase options	—	71,207,596	—	—	1,864,702,957
Written options	—	—	—	163,911,123	1,854,850,307
Credit:
Swaps	—	17,799,282	—	8,695,443	2,864,356,720
Goods:
Swaps	—	4,348,110	—	4,351,784	31,635,429
Options	—	1,091,360	—	1,146,632	100,484,231
Others:
Swaps	—	—	—	245,312,183	694,541,167

	—	1,112,132,215	5,307,120	1,715,600,632	230,067,793,345

	—	1,138,492,891	5,307,120	1,810,865,351	236,873,660,989

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

	2022
	Assets		Liabilities
(in thousands of Korean won)	Hedging	Trading	Hedging	Trading	Unsettled amount
Exchange-traded derivatives
Interest rate:
Futures	—	765,348	—	256,477	2,343,711,058
Equity:
Futures	—	37,455,359	—	89,623,607	1,805,532,521
Purchase options	—	58,416,888	—	—	1,642,156,435
Written options	—	—	—	330,682,246	2,408,934,407
Currency:
Futures	—	36,107	—	2,364,335	363,267,744
Goods:
Futures	—	1,969,714	—	940,729	28,576,813

	—	98,643,416	—	423,867,394	8,592,178,978

OTC derivatives
Interest rate:
Forwards	—	699,505,103	—	585,959,569	9,274,000,000
Swaps	—	103,770,321	—	262,238,369	139,330,656,724
Options	—	8,032,470	—	8,906,536	830,000,000
Currency:
Forwards	—	242,992,102	11,193,570	162,136,418	9,375,928,575
Swaps	—	17,764,588	422,620	14,626,867	726,824,375
Options	—	21,446,632	—	438,473	595,631,000
Equity:
Swaps	—	377,840,090	—	492,274,693	6,649,734,899
Purchase options	—	107,414,599	—	—	1,446,151,498
Written options	—	—	—	28,591,489	1,747,432,558
Credit:
Swaps	—	32,859,630	—	17,468,307	3,006,113,907
Goods:
Options	—	887,437	—	885,284	131,500,117
Others:
Swaps	—	13,153,870	—	313,466,501	909,001,211

	—	1,625,666,842	11,616,190	1,886,992,506	174,022,974,864

	—	1,724,310,258	11,616,190	2,310,859,900	182,615,153,842

The Group entered into the derivative contracts for hedging foreign currency risk of foreign operations and applied hedge of net investments in foreign operations accounting.

Gain or loss on hedge of net investments in foreign operations for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Gain(loss) on the hedging instrument	(3,879,499)	(16,003,726)
Effective portion of changes in fair value of hedging (other comprehensive income)	(3,879,499)	(16,003,726)
Ineffective portion of changes in fair value of hedging (profit or loss)	—	—

The effective portion of changes in fair value of hedge of net investments in foreign operations recognized as other comprehensive income for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Other comprehensive income	(3,879,499)	(16,003,726)
Reclassification form other comprehensive income to net income	7,036,511	8,429,967
Tax effect	(859,392)	1,823,373

Other comprehensive income-net of tax	2,297,620	(5,750,386)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

The average price related to hedge of net investments in foreign operations as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023
	The nominal amount of the hedging instrument	Average price (KRW/USD, Korean won)	Average price (KRW/GBP, Korean won)	Average price (KRW/EUR, Korean won)
1 year	31,332,420	1,071.00	—	—
2 year	—	—	—	—
3 year	207,593,400	1,178.92	—	—
Over 3 year	—	—	—	—

	238,925,820	1,164.76	—	—

(in thousands of Korean won)	2022
	The nominal amount of the hedging instrument	Average price (KRW/USD, Korean won)	Average price (KRW/GBP, Korean won)	Average price (KRW/EUR, Korean won)
1 year	79,875,690	1,071.00	—	1,312.78
2 year	27,498,060	—	1,465.26	—
3 year	—	—	—	—
Over 3 year	204,035,300	1,178.92	—	—

	311,409,050	1,152.84	1,465.26	1,312.78

8. Financial Assets at FVOCI

The details of financial assets at FVOCI as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Equity instruments
Stocks [1]	432,986,576	420,330,275
Investment in partnerships	1,200,000	1,200,000
Other	425,898,551	264,586,560
Debt instruments
Government and municipal government bonds	5,248,842	5,025,406
Special bonds	1,519,494,875	690,761,850
Corporate bonds	2,542,007,878	3,194,758,699
Securities in foreign currency
Debt instruments	203,567,442	222,182,668
Stocks	2,407,680	—
Investment in partnerships	1,701,025	1,708,780

	5,134,512,869	4,800,554,238

[1]	Equity investment on Korea Stock Exchange and other relative institutions

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

Changes in gains and losses on valuation of financial assets at FVOCI (before tax) for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023
	Beginning balance	Valuation[1]	Disposal / Transfer	Ending balance
Stocks	373,514,968	12,656,300	—	386,171,268
Government and local government bonds	(195,840)	252,871	—	57,031
Special bonds	(2,654,207)	3,686,348	2,654,207	3,686,348
Corporate bonds	(23,558,045)	19,132,483	11,242,068	6,816,506
Securities in foreign currency	(6,164,532)	5,080,455	49,013	(1,035,064)
Other securities in Korean won	(22,900,422)	21,311,991	—	(1,588,431)

	318,041,922	62,120,448	13,945,288	394,107,658

[1]	Provision for credit loss of debt instruments at FVOCI of ~~W~~ 693 million and reversal of provision for credit loss of debt instruments at FVOCI of ~~W~~ 170 million are excluded.

(in thousands of Korean won)	2022
	Beginning balance	Valuation[1]	Disposal / Transfer	Ending balance
Stocks	318,760,788	54,754,180	—	373,514,968
Government and local government bonds	1,768	(194,598)	(3,010)	(195,840)
Special bonds	(3,852,333)	(746,312)	1,944,438	(2,654,207)
Corporate bonds	(14,256,566)	(15,405,862)	6,104,383	(23,558,045)
Securities in foreign currency	(915,931)	(5,390,112)	141,511	(6,164,532)
Other securities in Korean won	(1,125,111)	(21,775,311)	—	(22,900,422)

	298,612,615	11,241,985	8,187,322	318,041,922

[1]	Provision for credit loss of debt instruments at FVOCI of ~~W~~ 2 million and reversal of provision for credit loss of debt instruments at FVOCI of ~~W~~ 477 million are excluded.

There are no equity investments at FVOCI derecognized for the year ended December 31, 2023.

The dividend income from equity investments at FVOCI for the years ended December 31, 2023 and 2022, are as follows;

(in thousands of Korean won)	2023		2022
	Derecognised	Held at the end of reporting period	Derecognised	Held at the end of reporting period
Equity investments at FVOCI
Non marketable securities	—	9,216,747	—	9,536,521
Other equity investments	—	17,262,460	—	8,493,303

The Group recognized provision for credit loss of debt instruments at FVOCI amount (before tax) to ~~W~~ 1,528 million and ~~W~~ 1,004 million, as at December 31, 2023 and 2022, respectively.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

9. Investments in Associates

Investments in associates as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)				Percentage of ownership (%)	2023			2022
	Location	Industry	Closing month		Acquisition cost	Net asset amount	Book amount	Acquisition cost	Net asset amount	Book amount
Wise Asset Management Co., Ltd. [1]	Korea	Asset Mgt.	—	—	—	—	—	4,629,876	—	—
KB Special Purpose Acquisition Company No.21 [2]	Korea	SPAC	November	0.13	10,000	20,529	20,529	10,000	20,053	20,053
KB Special Purpose Acquisition Company No.22 [2]	Korea	SPAC	November	0.19	10,000	20,125	20,125	10,000	19,767	19,767
KB Special Purpose Acquisition Company No.23 [2]	Korea	SPAC	—	—	—	—	—	5,000	10,060	10,060
KB Special Purpose Acquisition Company No.24 [2]	Korea	SPAC	—	—	—	—	—	25,000	57,197	57,197
KB Special Purpose Acquisition Company No.25 [2]	Korea	SPAC	November	0.12	5,000	9,771	9,771	—	—	—
KB Special Purpose Acquisition Company No.26 [2]	Korea	SPAC	November	0.09	5,000	9,613	9,613	—	—	—
KB Special Purpose Acquisition Company No.27 [2]	Korea	SPAC	November	0.04	5,000	9,959	9,959	—	—	—
KB New Paradigm Agriculture Venture Fund	Korea	Investment	December	25.00	2,100,000	2,615,088	2,615,088	2,100,000	2,976,845	2,976,845
KB KONEX Market Vitalization Fund	Korea	Investment	December	23.44	615,000	7,633,039	7,633,039	615,000	7,301,375	7,301,375
KB-KDBC New Technology Business Investment Fund	Korea	Investment	December	33.33	1,800,000	3,031,227	3,031,227	1,800,000	2,988,748	2,988,748
KBTS Technology Venture Private Equity Fund [2]	Korea	Investment	December	16.00	2,592,000	3,534,896	3,534,896	2,784,000	3,941,180	3,941,180
KB-SJ Tourism Venture Fund [2]	Korea	Investment	December	18.52	4,600,000	3,241,734	3,241,734	4,600,000	3,773,125	3,773,125
KB Shinjasanaubo Fund [2]	Korea	Investment	December	14.67	1,804,000	1,765,941	1,765,941	1,804,000	1,810,764	1,810,764
UNION Media Commerce Fund	Korea	Investment	December	28.99	1,000,000	952,209	952,209	1,000,000	956,728	956,728
KB-Brain KOSDAQ Scale-Up Fund [2]	Korea	Investment	December	15.96	—	2,304,484	2,304,484	4,950,000	6,675,432	6,675,432
KB SPROTT Renewable Private Equity Fund I [2]	Korea	Investment	December	7.85	3,682,135	3,337,160	3,337,160	3,682,135	3,374,650	3,374,650
KB-Stonebridge Secondary Private Equity Fund [2]	Korea	Investment	December	4.16	4,810,584	5,395,679	5,395,679	6,800,355	7,184,026	7,184,026
KB-SP Private Equity Fund IV [2]	Korea	Investment	December	15.37	6,100,000	2,494,808	2,494,808	6,100,000	1,892,224	1,892,224

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

KB-UTC Inno-Tech Venture Fund [2]	Korea	Investment	December	14.76	6,375,000	5,227,210	5,227,210	7,125,000	6,393,024	6,393,024
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [2]	Korea	Investment	December	6.00	4,786,339	8,904,972	8,904,972	5,003,207	6,276,963	6,276,963
December & Company Inc. [2]	Korea	System software development	December	—	—	—	—	30,000,000	3,735,016	16,028,831
KB Material and Parts No. 1 PEF [2]	Korea	Investment	December	14.47	3,400,000	3,299,669	3,299,669	3,400,000	3,320,637	3,320,637
KB Global Commerce Private Equity Investment Fund [2]	Korea	Investment	December	16.28	7,000,000	8,635,840	8,635,840	7,000,000	6,219,107	6,219,107
KB-KTB Technology Venture Fund [2]	Korea	Investment	December	18.18	8,000,000	7,639,550	7,639,550	6,000,000	5,806,248	5,806,248
KB Bio Global Expansion Private Equity Fund No.1	Korea	Investment	December	39.47	15,000,000	15,895,111	15,895,111	15,000,000	15,779,019	15,779,019
KB Digital Platform Fund [2]	Korea	Investment	December	16.67	18,000,000	17,123,835	17,123,835	9,500,000	9,055,919	9,055,919
KB-SOLIDUS Healthcare Investment Fund [2]	Korea	Investment	December	5.10	2,383,333	2,249,721	2,249,721	1,100,000	1,036,176	1,036,176
G Payment Joint Stock Company	Vietnam	Electrinic payment & settlement agency	December	43.49	9,028,760	3,318,951	8,966,066	9,028,760	2,916,905	9,282,131
KB-GeneN Medical Venture Fund [1]	Korea	Investment	December	22.52	2,000,000	1,922,291	1,922,291	2,000,000	1,964,512	1,964,512
KB-BridgePole Venture Investment Fund [2]	Korea	Investment	December	6.30	136,000	863,129	863,129	850,000	834,741	834,741
KB-Kyobo New Mobility Power Fund	Korea	Investment	December	28.57	3,000,000	2,621,880	2,621,880	3,000,000	2,826,264	2,826,264
DA-Friend Investment Fund II	Korea	Investment	December	27.06	987,633	927,462	927,462	987,633	948,652	948,652
Cornerstone Pentastone IV Fund	Korea	Investment	December	21.52	817,742	774,734	774,734	817,742	792,174	792,174
SKS-VLP Fund No.2	Korea	Investment	December	—	—	—	—	1,155,560	1,121,399	1,121,399
JS Private Equity Fund III	Korea	Investment	December	20.48	1,700,000	1,861,512	1,861,512	1,700,000	1,664,180	1,664,180
Mirae Asset Mobility Investment Fund I	Korea	Investment	December	22.99	2,000,000	1,948,750	1,948,750	2,000,000	1,979,241	1,979,241
KB-FT 1st Green Growth Investment Fund [2]	Korea	Investment	December	10.34	2,000,000	1,928,089	1,928,089	2,000,000	1,969,650	1,969,650
THE CHAEUL FUND NO.1 (formerly, SKS IB NEW M&T FUND NO.1)	Korea	Investment	December	31.25	1,000,000	972,191	972,191	1,000,000	989,491	989,491
POSITVE Sobujang Venture Fund #1	Korea	Investment	December	43.96	2,000,000	1,965,090	1,965,090	2,000,000	1,977,209	1,977,209
KB-NP Green ESG New Technology Venture Capital Fund [2]	Korea	Investment	December	11.59	8,180,000	7,771,668	7,771,668	3,740,000	3,617,183	3,617,183
Hisstory 2022 Fintech Fund	Korea	Investment	December	34.78	2,000,000	1,937,813	1,937,813	2,000,000	1,980,701	1,980,701

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

PEBBLES-MW M·C·E New Technology Investment Fund 1st	Korea	Investment	December	—	—	—	—	2,000,000	1,981,813	1,981,813
KB Star Galaxy REIT	Korea	Investment	December	26.94	134,772,782	120,231,339	120,231,339	134,772,782	136,323,142	136,323,142
KB Bio Private Equity Investment Fund IV	Korea	Investment	December	24.19	7,500,000	6,770,765	6,770,765	7,500,000	7,492,209	7,492,209
Nextrade Co., Ltd. [2]	Korea	Other Finance	September	6.64	9,700,000	9,225,312	9,225,312	9,700,000	9,700,000	9,700,000
LAKEWOOD-AVES Fund No.1	Korea	Investment	December	39.06	2,000,000	1,976,715	1,976,715	—	—	—
MW-Pyco NewWave New Technology Investment Fund 4th	Korea	Investment	December	51.28	2,000,000	1,965,019	1,965,019	—	—	—
KB-SUSUNG 1st Investment Fund [2]	Korea	Investment	December	10.00	2,000,000	1,968,977	1,968,977	—	—	—
Friend 55 New Technology Business Investment Fund	Korea	Investment	December	53.33	1,200,000	1,182,473	1,182,473	—	—	—
Bitgoeul Cheomdan Green 1st Co., Ltd. [2]	Korea	Investment	December	19.00	190,000	165,451	165,451	—	—	—
DSIP-Pharos Bioenergy Fund	Korea	Investment	December	34.10	4,000,000	16,457,868	16,457,868	—	—	—
Shinhan-Eco Venture Fund 2nd	Korea	Investment	December	20.00	1,825,000	1,800,072	1,800,072	—	—	—
Leading H2O Fund 1	Korea	Investment	December	48.23	1,500,000	1,488,980	1,488,980	—	—	—
2023 JB Newtech No.2 Fund	Korea	Investment	December	25.71	1,800,000	1,785,594	1,785,594	—	—	—
U-KB Credit No.1 Private Equity	Korea	Investment	December	23.26	4,813,953	4,779,307	4,779,307	—	—	—
KB-BridgePole Venture Investment Fund #2	Korea	Investment	December	14.29	1,500,000	1,494,373	1,494,373	—	—	—
Sirius Silicon Valley I New Technology Fund	Korea	Investment	December	23.81	500,000	485,282	485,282	—	—	—

					304,235,261	305,943,257	311,590,372	311,296,050	281,683,749	300,342,790

[1]

The Group recognized the entire book amount as a loss before the year ended December 31, 2021, as loss was expected. Disposal of securities are restricted due to stock lock-up requirements as at December 31, 2023.

[2]	Although the ownership of the Group is less than 20%, these are included as associates, since the Group has a significant influence over investee’s policy and operations.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

Changes in investments in associates for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Beginning balance	Acquisition	Dividends	Disposal	Impairment	Re- classification [1]	Changes in equity of associates	Profit (loss) of associates	Ending balance
KB Special Purpose Acquisition Company No.21	20,053	—	—	—	—	—	11	465	20,529
KB Special Purpose Acquisition Company No.22	19,767	—	—	—	—	—	—	358	20,125
KB Special Purpose Acquisition Company No.23	10,060	—	—	(10,060)	—	—	—	—	—
KB Special Purpose Acquisition Company No.24	57,197	—	—	(57,197)	—	—	—	—	—
KB Special Purpose Acquisition Company No.25	—	5,000	—	1,722	—	—	3,289	(240)	9,771
KB Special Purpose Acquisition Company No.26	—	5,000	—	2,734	—	—	1,953	(74)	9,613
KB Special Purpose Acquisition Company No.27	—	5,000	—	(3,677)	—	—	8,800	(164)	9,959
KB New Paradigm Agriculture Venture Fund	2,976,845	—	—	—	—	—	—	(361,757)	2,615,088
KB KONEX Market Vitalization Fund	7,301,375	—	—	—	—	—	—	331,664	7,633,039
KB-KDBC New Technology Business Investment Fund	2,988,748	—	—	—	—	—	—	42,479	3,031,227
KBTS Technology Venture Private Equity Fund	3,941,180	—	—	(192,000)	—	—	—	(214,284)	3,534,896
KB-SJ Tourism Venture Fund	3,773,125	—	—	—	—	—	—	(531,391)	3,241,734
KB Shinjasanaubo Fund	1,810,764	—	—	—	—	—	—	(44,823)	1,765,941
UNION Media Commerce Fund	956,728	—	—	—	—	—	—	(4,519)	952,209
KB-Brain KOSDAQ Scale-Up Fund	6,675,432	—	—	(4,950,000)	—	—	—	579,052	2,304,484

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

KB SPROTT Renewable Private Equity Fund I	3,374,650	—	—	—	—	—	—	(37,490)	3,337,160
KB-Stonebridge Secondary Private Equity Fund	7,184,026	—	(113,113)	(1,989,771)	—	—	—	314,537	5,395,679
KB-SP Private Equity Fund IV	1,892,224	—	—	—	—	—	93,317	509,267	2,494,808
KB-UTC Inno-Tech Venture Fund	6,393,024	—	(2,647)	(750,000)	—	—	—	(413,167)	5,227,210
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	6,276,963	900,000	—	(1,116,868)	—	—	—	2,844,877	8,904,972
December & Company Inc.	16,028,831	—	—	(2,573,879)	(12,290,444)	(1,164,508)	—	—	—
KB Material and Parts No. 1 PEF	3,320,637	—	(34,000)	—	—	—	—	13,032	3,299,669
KB Global Commerce Private Equity Investment Fund	6,219,107	—	—	—	—	—	—	2,416,733	8,635,840
KB-KTB Technology Venture Fund	5,806,248	2,000,000	—	—	—	—	—	(166,698)	7,639,550
KB Bio Global Expansion Private Equity Fund No.1	15,779,019	—	—	—	—	—	—	116,092	15,895,111
KB Digital Platform Fund	9,055,919	8,500,000	—	—	—	—	—	(432,084)	17,123,835
KB-SOLIDUS Healthcare Investment Fund	1,036,176	1,283,333	—	—	—	—	—	(69,788)	2,249,721
G Payment Joint Stock Company	9,282,131	—	—	—	—	—	(79,519)	(236,546)	8,966,066
KB-GeneN Medical Venture Fund 1	1,964,512	—	—	—	—	—	—	(42,221)	1,922,291
KB-BridgePole Venture Investment Fund	834,741	—	(637,500)	(714,000)	—	—	—	1,379,888	863,129
KB-Kyobo New Mobility Power Fund	2,826,264	—	—	—	—	—	—	(204,384)	2,621,880
DA-Friend Investment Fund II	948,652	—	—	—	—	—	—	(21,190)	927,462
Cornerstone Pentastone IV Fund	792,174	—	—	—	—	—	—	(17,440)	774,734
SKS-VLP Fund No.2	1,121,399	—	—	(1,121,399)	—	—	—	—	—
JS Private Equity Fund III	1,664,180	—	—	—	—	—	—	197,332	1,861,512
Mirae Asset Mobility Investment Fund I	1,979,241	—	—	—	—	—	—	(30,491)	1,948,750
KB-FT 1st Green Growth Investment Fund	1,969,650	—	—	—	—	—	—	(41,561)	1,928,089
THE CHAEUL FUND NO.1(formerly, SKS IB NEW M&T FUND NO.1)	989,491	—	—	—	—	—	—	(17,300)	972,191

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

POSITVE Sobujang Venture Fund #1	1,977,209	—	—	—	—	—	—	(12,119)	1,965,090
Hisstory 2022 Fintech Fund	1,980,701	—	—	—	—	—	—	(42,888)	1,937,813
PEBBLES-MW M·C·E New Technology Investment Fund 1st	1,981,813	—	—	(1,981,813)	—	—	—	—	—
KB-NP Green ESG New Technology Venture Capital Fund	3,617,183	4,440,000	—	—	—	—	—	(285,515)	7,771,668
KB Star Galaxy REIT	136,323,142	—	(9,643,551)	—	—	—	(5,434,729)	(1,013,523)	120,231,339
KB Bio Private Equity Investment Fund IV	7,492,209	—	—	—	—	—	—	(721,444)	6,770,765
Nextrade Co., Ltd.	9,700,000	—	—	—	—	—	—	(474,688)	9,225,312
LAKEWOOD-AVES Fund No.1	—	2,000,000	—	—	—	—	—	(23,285)	1,976,715
MW-Pyco NewWave New Technology Investment Fund 4th	—	2,000,000	—	—	—	—	—	(34,981)	1,965,019
KB-SUSUNG 1st Investment Fund	—	2,000,000	—	—	—	—	—	(31,023)	1,968,977
Friend 55 New Technology Business Investment Fund	—	1,200,000	—	—	—	—	—	(17,527)	1,182,473
Bitgoeul Cheomdan Green 1st Co., Ltd.	—	190,000	—	—	—	—	(1,040)	(23,509)	165,451
DSIP-Pharos Bioenergy Fund	—	4,000,000	—	—	—	—	—	12,457,868	16,457,868
Shinhan-Eco Venture Fund 2nd	—	1,825,000	—	—	—	—	—	(24,928)	1,800,072
Leading H2O Fund 1	—	1,500,000	—	—	—	—	—	(11,020)	1,488,980
2023 JB Newtech No.2 Fund	—	1,800,000	—	—	—	—	—	(14,406)	1,785,594
U-KB Credit No.1 Private Equity	—	4,813,953	—	—	—	—	—	(34,646)	4,779,307
KB-BridgePole Venture Investment Fund #2	—	1,500,000	—	—	—	—	—	(5,627)	1,494,373
Sirius Silicon Valley I New Technology Fund	—	500,000	—	—	—	—	—	(14,718)	485,282

	300,342,790	40,467,286	(10,430,811)	(15,456,208)	(12,290,444)	(1,164,508)	(5,407,918)	15,530,185	311,590,372

[1]	This amount is reclassified from financial assets measured at FVTPL for the year ended December 31, 2023.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(in thousands of Korean won)	2022
	Beginning balance	Acquisition	Dividends	Disposal	Re- classification[1]	Changes in equity of associates	Profit (loss) of associates	Ending balance
KB Special Purpose Acquisition Company No.17	955	—	—	(955)	—	—	—	—
KB Special Purpose Acquisition Company No.18	1,955	—	—	(1,955)	—	—	—	—
KB Special Purpose Acquisition Company No.19	1,906	—	—	(1,906)	—	—	—	—
KB Special Purpose Acquisition Company No.20	1,913	—	—	(1,913)	—	—	—	—
KB Special Purpose Acquisition Company No.21	—	10,000	—	(9,379)	—	19,915	(483)	20,053
KB Special Purpose Acquisition Company No.22	—	10,000	—	(7,909)	—	19,361	(1,685)	19,767
KB Special Purpose Acquisition Company No.23	—	5,000	—	(4,265)	—	9,962	(637)	10,060
KB Special Purpose Acquisition Company No.24	—	25,000	—	—	—	32,388	(191)	57,197
KB New Paradigm Agriculture Venture Fund	2,940,867	—	—	(625,000)	—	—	660,978	2,976,845
KB KONEX Market Vitalization Fund	5,445,338	—	—	—	—	—	1,856,037	7,301,375
KB-KDBC New Technology Business Investment Fund	5,894,529	—	—	(2,600,000)	—	—	(305,781)	2,988,748
KBTS Technology Venture Private Equity Fund	4,808,098	—	—	(1,296,000)	—	—	429,082	3,941,180
KB-SJ Tourism Venture Fund	4,146,315	—	—	(400,000)	—	—	26,810	3,773,125
KB Shinjasanaubo Fund	1,897,195	—	—	(132,000)	—	—	45,569	1,810,764
UNION Media Commerce Fund	958,907	—	—	—	—	—	(2,179)	956,728

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

KB-Brain KOSDAQ Scale-Up Fund	11,125,821	—	—	(4,800,000)	—	—	349,611	6,675,432
KB SPROTT Renewable Private Equity Fund I	954,286	2,499,360	—	—	—	—	(78,996)	3,374,650
KB-Stonebridge Secondary Private Equity Fund	6,270,906	1,248,439	(573,020)	(631,500)	—	—	869,201	7,184,026
KB-SP Private Equity Fund IV	5,627,717	—	—	—	—	—	(3,735,493)	1,892,224
KB-UTC Inno-Tech Venture Fund	6,990,821	—	—	—	—	—	(597,797)	6,393,024
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	7,626,992	660,000	—	(2,352,793)	—	—	342,764	6,276,963
Project Vanilla Co., Ltd.	525,344	—	—	(525,344)	—	—	—	—
December & Company Inc.	21,388,370	—	—	(49,239)	—	42,904	(5,353,204)	16,028,831
KB Material and Parts No. 1 PEF	3,342,698	—	(34,000)	—	—	—	11,939	3,320,637
KB Bio Private Equity Fund III Ltd.	9,950,054	—	(6,027,919)	(3,922,135)	—	—	—	—
KB Global Commerce Private Equity Investment Fund	6,820,331	—	—	—	—	—	(601,224)	6,219,107
KB-KTB Technology Venture Fund	1,983,162	4,000,000	—	—	—	—	(176,914)	5,806,248
KB Bio Global Expansion Private Equity Fund No.1	14,967,033	—	—	—	—	—	811,986	15,779,019
KB Digital Platform Fund	4,499,746	5,000,000	—	—	—	—	(443,827)	9,055,919
KB-SOLIDUS Healthcare Investment Fund	100,000	1,000,000	—	—	—	—	(63,824)	1,036,176
G Payment Joint Stock Company	9,350,182	—	—	—	—	296,406	(364,457)	9,282,131
KB-GeneN Medical Venture Fund 1	—	2,000,000	—	—	—	—	(35,488)	1,964,512
KB-BridgePole Venture Investment Fund	—	850,000	—	—	—	—	(15,259)	834,741
KB-Kyobo New Mobility Power Fund	—	3,000,000	—	—	—	—	(173,736)	2,826,264
Apollo REIT PropCo LLC	—	19,968,049	—	(19,968,049)	—	—	—	—
DA-Friend Investment Fund II [1]	—	—	—	—	987,633	—	(38,981)	948,652
Cornerstone Pentastone IV Fund [1]	—	—	—	—	817,742	—	(25,568)	792,174
SKS-VLP Fund No.2 [1]	—	—	—	—	1,155,560	—	(34,161)	1,121,399
JS Private Equity Fund III	—	1,700,000	—	—	—	—	(35,820)	1,664,180
Mirae Asset Mobility Investment Fund I	—	2,000,000	—	—	—	—	(20,759)	1,979,241

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

KB-FT 1st Green Growth Investment Fund	—	2,000,000	—	—	—	—	(30,350)	1,969,650
THE CHAEUL FUND NO.1(former SKS IB NEW M&T FUND NO.1)	—	1,000,000	—	—	—	—	(10,509)	989,491
POSITIVE Sobujang Venture Fund No.1	—	2,000,000	—	—	—	—	(22,791)	1,977,209
Hisstory 2022 Fintech Fund	—	2,000,000	—	—	—	—	(19,299)	1,980,701
PEBBLES-MW M·C·E New Technology Investment Fund 1st	—	2,000,000	—	—	—	—	(18,187)	1,981,813
KB-NP Green ESG New Technology Venture Capital Fund	—	3,740,000	(89)	—	—	—	(122,728)	3,617,183
KB Star Galaxy REIT	—	134,772,782	—	—	—	(2,931,330)	4,481,690	136,323,142
KB Bio Private Equity Investment Fund IV	—	7,500,000	—	—	—	—	(7,791)	7,492,209
Nextrade Co., Ltd.	—	9,700,000	—	—	—	—	—	9,700,000

	137,621,441	208,688,630	(6,635,028)	(37,330,342)	2,960,935	(2,510,394)	(2,452,452)	300,342,790

[1]	This amount is reclassified from financial assets measured at FVTPL for the year ended December 31, 2022.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

Summarized financial information of the associates as at and for the years ended December 31, 2023 and 2022, are as follows:

	December 31, 2023			2023
(in thousands of Korean won)	Assets	Liabilities	Equity	Operating Revenue	Profit (loss) for the period	Total comprehensive Income(loss)
KB Special Purpose Acquisition Company No.21	17,821,142	1,993,667	15,827,475	670,340	358,716	358,716
KB Special Purpose Acquisition Company No.22	12,269,371	1,763,873	10,505,498	320,731	187,053	187,053
KB Special Purpose Acquisition Company No.25	9,741,210	1,328,681	8,412,529	154,773	55,694	55,694
KB Special Purpose Acquisition Company No.26	11,902,881	1,319,365	10,583,516	140,472	51,593	51,593
KB Special Purpose Acquisition Company No.27	29,633,238	3,929,029	25,704,209	129,687	37,525	37,525
KB New Paradigm Agriculture Venture Fund	10,666,067	205,717	10,460,350	162,184	(1,447,030)	(1,447,030)
KB KONEX Market Vitalization Fund	32,567,673	364	32,567,309	3,672,022	1,415,102	1,415,102
KB-KDBC New Technology Business Investment Fund	9,094,707	990	9,093,717	105	127,436	127,436
KBTS Technology Venture Private Equity Fund	28,232,523	6,139,420	22,093,103	835,529	(1,339,272)	(1,339,272)
KB-SJ Tourism Venture Fund	18,002,900	497,482	17,505,418	664,167	(2,869,509)	(2,869,509)
KB Shinjasanaubo Fund	12,327,788	287,283	12,040,505	165,077	(305,614)	(305,614)
UNION Media Commerce Fund	3,318,493	33,371	3,285,122	—	(15,593)	(15,593)
KB-Brain KOSDAQ Scale-Up Fund	14,441,479	—	14,441,479	7,610,245	3,628,725	3,628,725
KB SPROTT Renewable Private Equity Fund I	42,868,123	378,558	42,489,565	26,227	(393,950)	(393,950)
KB-Stonebridge Secondary Private Equity Fund	129,859,951	203,834	129,656,117	9,697,956	7,558,338	7,558,338
KB-SP Private Equity Fund IV	16,807,398	570,698	16,236,700	3,894,047	4,073,191	4,073,191
KB-UTC Inno-Tech Venture Fund	35,978,162	572,516	35,405,646	1,319,017	(2,798,519)	(2,798,519)
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	145,519,150	475,264	145,043,886	58,734,438	47,414,623	47,414,623
KB Material and Parts No. 1 PEF	22,808,490	1,955	22,806,535	450,931	90,071	90,071
KB Global Commerce Private Equity Investment Fund	53,160,689	111,960	53,048,729	14,323,876	14,845,645	14,845,645
KB-KTB Technology Venture Fund	42,263,387	245,864	42,017,523	166,031	(916,841)	(916,841)
KB Bio Global Expansion Private Equity Fund No.1	40,373,396	105,781	40,267,615	712,543	294,100	294,100
KB Digital Platform Fund	103,501,602	758,591	102,743,011	649,000	(2,592,505)	(2,592,505)
KB-SOLIDUS Healthcare Investment Fund	44,874,894	330,421	44,544,473	36,992	(1,343,524)	(1,343,524)
G Payment Joint Stock Company	10,017,756	2,386,229	7,631,527	11,434,257	(539,039)	(539,039)
KB-GeneN Medical Venture Fund 1	8,582,957	47,983	8,534,974	152	(187,459)	(187,459)
KB-BridgePole Venture Investment Fund	13,780,672	72,157	13,708,515	22,201,768	21,915,866	21,915,866
KB-Kyobo New Mobility Power Fund	9,216,278	39,699	9,176,579	1,454	(715,346)	(715,346)
DA-Friend Investment Fund II	3,502,373	74,747	3,427,626	5	(78,311)	(78,311)
Cornerstone Pentastone IV Fund	3,623,263	23,118	3,600,145	188	(81,043)	(81,043)
JS Private Equity Fund III	9,089,882	1,321	9,088,561	1,135,495	963,447	963,447

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

Mirae Asset Mobility Investment Fund I	8,551,322	74,260	8,477,062	19,245	(132,636)	(132,636)
KB-FT 1st Green Growth Investment Fund	18,649,437	—	18,649,437	3,458	(402,000)	(402,000)
THE CHAEUL FUND NO.1(formerly, SKS IB NEW M&T FUND NO.1)	3,111,012	—	3,111,012	542	(55,358)	(55,358)
POSITVE Sobujang Venture Fund #1	4,493,518	22,937	4,470,581	74,660	(27,570)	(27,570)
KB-NP Green ESG New Technology Venture Capital Fund	68,227,911	1,192,611	67,035,300	20,638	(2,462,738)	(2,462,738)
Hisstory 2022 Fintech Fund	5,611,675	40,462	5,571,213	625	(123,304)	(123,304)
KB Star Galaxy REIT	1,069,551,044	623,722,455	445,828,589	52,949,499	(3,762,447)	19,520,871
KB Bio Private Equity Investment Fund IV	28,148,121	162,291	27,985,830	1,336	(2,981,967)	(2,981,967)
Nextrade Co., Ltd.	139,245,364	295,043	138,950,321	—	(7,149,684)	(7,149,684)
LAKEWOOD-AVES Fund No.1	5,064,550	4,159	5,060,391	60	(59,609)	(59,609)
MW-Pyco NewWave New Technology Investment Fund 4th	3,831,786	—	3,831,786	645	(68,214)	(68,214)
KB-SUSUNG 1st Investment Fund	19,689,771	—	19,689,771	47,067	(310,229)	(310,229)
Friend 55 New Technology Business Investment Fund	2,220,336	3,200	2,217,136	3,186	(32,863)	(32,863)
Bitgoeul Cheomdan Green 1st Co., Ltd.	877,178	6,384	870,794	—	(123,733)	(123,733)
DSIP-Pharos Bioenergy Fund	48,307,047	44,349	48,262,698	36,812,985	36,532,698	36,532,698
Shinhan-Eco Venture Fund 2nd	9,067,706	67,346	9,000,360	1,610	(124,641)	(124,641)
Leading H2O Fund 1	3,088,472	1,320	3,087,152	4,552	(22,848)	(22,848)
2023 JB Newtech No.2 Fund	6,945,965	1,987	6,943,978	1,841	(56,022)	(56,022)
U-KB Credit No.1 Private Equity	20,556,751	5,732	20,551,019	345,469	(148,980)	(148,980)
KB-BridgePole Venture Investment Fund #2	10,501,807	41,195	10,460,612	2,027	(39,387)	(39,387)
Sirius Silicon Valley I New Technology Fund	2,039,751	1,568	2,038,183	734	(61,816)	(61,816)

Summarized financial information of associates for which financial information is not available as at December 31, 2023 are excluded.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

	December 31, 2022			2022
(in thousands of Korean won)	Assets	Liabilities	Equity	Operating Revenue	Profit (loss) for the period	Total comprehensive Income(loss)
KB Special Purpose Acquisition Company No.21	17,265,672	1,805,081	15,460,591	—	(104,191)	(104,191)
KB Special Purpose Acquisition Company No.22	12,020,318	1,701,873	10,318,445	—	(7,882)	(7,882)
KB Special Purpose Acquisition Company No.23	14,294,351	1,970,660	12,323,691	—	(4,383)	(4,383)
KB Special Purpose Acquisition Company No.24	9,999,746	6,567,905	3,431,841	—	(11,451)	(11,451)
KB New Paradigm Agriculture Venture Fund	12,305,600	398,220	11,907,380	3,882,008	2,643,913	2,643,913
KB KONEX Market Vitalization Fund	31,377,573	225,366	31,152,207	9,710,508	7,919,092	7,919,092
KB-KDBC New Technology Business Investment Fund	9,225,850	259,568	8,966,282	1,698,596	(917,341)	(917,341)
KBTS Technology Venture Private Equity Fund	30,347,103	5,714,728	24,632,375	1,042,936	2,681,763	2,681,763
KB-SJ Tourism Venture Fund	20,926,320	551,394	20,374,926	719,109	144,771	144,771
KB Shinjasanaubo Fund	12,499,930	153,811	12,346,119	658,870	310,696	310,696
UNION Media Commerce Fund	3,318,493	17,778	3,300,715	—	(7,518)	(7,518)
KB-Brain KOSDAQ Scale-Up Fund	42,537,663	704,909	41,832,754	11,851,369	2,190,892	2,190,892
KB SPROTT Renewable Private Equity Fund I	44,879,342	995,827	43,883,515	138	(1,026,947)	(1,026,947)
KB-Stonebridge Secondary Private Equity Fund	172,978,705	348,626	172,630,079	22,444,501	20,886,877	20,886,877
KB-SP Private Equity Fund IV	13,432,211	776,022	12,656,189	5,553	(24,984,937)	(24,984,937)
KB-UTC Inno-Tech Venture Fund	44,111,359	809,263	43,302,096	—	(4,049,078)	(4,049,078)
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	102,827,078	497,814	102,329,264	21,469,658	5,712,736	5,712,736
December & Company Inc.	35,601,450	13,270,926	22,330,524	868,117	(32,001,912)	(32,001,912)
KB Material and Parts No. 1 PEF	22,953,419	1,955	22,951,464	451,111	82,525	82,525
KB Global Commerce Private Equity Investment Fund	38,315,044	111,960	38,203,084	5,907	(3,693,236)	(3,693,236)
KB-KTB Technology Venture Fund	32,214,753	280,389	31,934,364	133,987	(973,025)	(973,025)
KB Bio Global Expansion Private Equity Fund No.1	40,079,295	105,781	39,973,514	2,465,319	2,057,031	2,057,031
KB Digital Platform Fund	55,090,257	754,741	54,335,516	263,891	(2,662,958)	(2,662,958)
KB-SOLIDUS Healthcare Investment Fund	21,483,037	345,040	21,137,997	13,907	(1,302,003)	(1,302,003)
G Payment Joint Stock Company	10,176,916	3,523,392	6,653,524	3,400,666	(831,333)	(831,333)
KB-GeneN Medical Venture Fund 1	8,770,415	47,983	8,722,432	1,299	(157,568)	(157,568)
KB-BridgePole Venture Investment Fund	13,330,305	72,656	13,257,649	4,162	(242,352)	(242,352)
KB-Kyobo New Mobility Power Fund	9,931,624	39,699	9,891,925	1,656	(608,075)	(608,075)
DA-Friend Investment Fund II	3,526,439	20,502	3,505,937	58	(144,063)	(144,063)
Cornerstone Pentastone IV Fund	3,704,358	23,170	3,681,188	250	(118,813)	(118,813)
SKS-VLP Fund No.2	4,855,380	2,219	4,853,161	566	(147,839)	(147,839)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

JS Private Equity Fund III	8,125,609	495	8,125,114	388	(174,886)	(174,886)
Mirae Asset Mobility Investment Fund I	8,682,721	73,023	8,609,698	9,255	(90,302)	(90,302)
KB-FT 1st Green Growth Investment Fund	19,051,437	—	19,051,437	4,748	(293,563)	(293,563)
THE CHAEUL FUND NO.1(former SKS IB NEW M&T FUND NO.1)	3,166,370	—	3,166,370	—	(33,630)	(33,630)
POSITIVE Sobujang Venture Fund No.1	4,521,087	22,937	4,498,150	639	(51,850)	(51,850)
KB-NP Green ESG New Technology Venture Capital Fund	31,837,965	637,590	31,200,375	18,534	(1,058,605)	(1,058,605)
Hisstory 2022 Fintech Fund	5,694,516	—	5,694,516	250	(55,484)	(55,484)
PEBBLES-MW M·C·E New Technology Investment Fund 1st	8,562,125	40,329	8,521,796	322	(78,204)	(78,204)
KB Star Galaxy REIT	1,098,631,387	588,956,071	509,675,316	25,232,718	16,637,141	16,637,141
KB Bio Private Equity Investment Fund IV	31,000,301	32,504	30,967,797	301	(32,202)	(32,202)
Nextrade Co., Ltd.	146,100,005	—	146,100,005	—	—	—

Summarized financial information of associates for which financial information is not available as at December 31, 2022 are excluded.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

The fair value of marketable Investments in associates as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023
	Market value	Carrying amount
KB Special Purpose Acquisition Company No.21	20,000	20,529
KB Special Purpose Acquisition Company No.22	29,100	20,125
KB Special Purpose Acquisition Company No.25	10,400	9,771
KB Special Purpose Acquisition Company No.26	10,050	9,613
KB Special Purpose Acquisition Company No.27	9,305	9,959
KB Star REIT	108,455,795	120,231,339

	108,534,650	120,301,336

(in thousands of Korean won)	2022
	Market value	Carrying amount
KB Special Purpose Acquisition Company No.21	19,800	20,053
KB Special Purpose Acquisition Company No.22	19,850	19,767
KB Special Purpose Acquisition Company No.23	9,900	10,060

	49,550	49,880

10. Loans Measured at Amortised Cost

The details of loans measured at amortised cost as at December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Total amount	Allowances	Book amount
Retails
Broker’s loans	3,383,928,113	(6,005,061)	3,377,923,052
Loans to employees	13,258,833	—	13,258,833
Present value discount	(17,803)	—	(17,803)

	3,397,169,143	(6,005,061)	3,391,164,082

Corporates
Broker’s loans	274,936,498	—	274,936,498
Securities purchased under repurchase agreements	1,369,600,000	—	1,369,600,000
Loans receivable	5,107,912,302	(160,240,056)	4,947,672,246
Purchased loans	52,226,101	(381,401)	51,844,700
Advances for customers	7,564,877	(7,564,877)	—
Privately placed bonds	363,000,000	(870,547)	362,129,453
Financial lease receivables	29,544,593	—	29,544,593
Net deferred origination fees and costs	(5,759,466)	—	(5,759,466)
Present value discount	(2,186,170)	—	(2,186,170)

	7,196,838,735	(169,056,881)	7,027,781,854

	10,594,007,878	(175,061,942)	10,418,945,936

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

	2022
(in thousands of Korean won)	Total amount	Allowances	Book amount
Retails
Broker’s loans	3,001,361,497	(5,309,305)	2,996,052,192
Loans to employees	11,975,968	—	11,975,968
Present value discount	(25,619)	—	(25,619)

	3,013,311,846	(5,309,305)	3,008,002,541

Corporates
Broker’s loans	301,209,350	—	301,209,350
Securities purchased under repurchase agreements	730,100,000	—	730,100,000
Loans receivable	4,734,348,931	(52,232,538)	4,682,116,393
Purchased loans	133,078,510	(3,538,136)	129,540,374
Advances for customers	7,564,877	(7,564,877)	—
Privately placed bonds	29,583,500	(299,446)	29,284,054
Financial lease receivables	35,135,664	—	35,135,664
Net deferred origination fees and costs	(4,820,171)	—	(4,820,171)
Present value discount	(3,064,593)	—	(3,064,593)

	5,963,136,068	(63,634,997)	5,899,501,071

	8,976,447,914	(68,944,302)	8,907,503,612

The changes in book amount of loans measured at amortised cost for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023
	Retails				Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
		Non-impaired	Impaired			Non-impaired	Impaired
Beginning	3,008,002,541	—	5,309,305	—	5,914,779,283	30,000,000	18,356,785	—
Transfer between stages
Transfer to lifetime expected credit Losses (Non-impaired)	—	—	—	—	(236,445,424)	236,445,424	—	—
Transfer to lifetime expected credit Losses (impaired)	—	—	—	—	(55,036,957)	—	55,036,957	—
Write-off	—	—	—	—	—	—	(10,761,359)	—
Sales	—	—	—	—	(356,502,050)	—	—	—
Other changes (recover, etc.)	383,161,543	—	695,754	—	1,614,282,957	(10,311,881)	(3,005,000)	—

Ending	3,391,164,084	—	6,005,059	—	6,881,077,809	256,133,543	59,627,383	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(in thousands of Korean won)	2022
	Retails				Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
		Non-impaired	Impaired			Non-impaired	Impaired
Beginning	3,156,055,442	—	29,651	—	4,004,190,706	59,000,000	49,239,871	—
Transfer between stages
Transfer to lifetime expected credit Losses (Non-impaired)	—	—	—	—	(10,000,000)	10,000,000	—	—
Transfer to lifetime expected credit Losses (impaired)	—	—	—	—	(6,675,000)	—	6,675,000	—
Write-off	—	—	—	—	—	—	(33,202,354)	—
Sales	—	—	—	—	(722,881,522)	—	—	—
Business Combination	9,444,665	—	—	—	21,064,759	—	—	—
Other changes (recover, etc.)	(157,497,567)	—	5,279,655	—	2,629,080,340	(39,000,000)	(4,355,732)	—

Ending	3,008,002,540	—	5,309,306	—	5,914,779,283	30,000,000	18,356,785	—

The changes in allowances for loan losses for the years ended December 31, 2023 and 2022, are as follows:
(in thousands of Korean won)	2023
	Retails				Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
		Non-impaired	Impaired			Non-impaired	Impaired
Beginning	—	—	5,309,306	—	45,130,193	1,756,384	16,748,421	—
Transfer between stages
Transfer to lifetime expected credit Losses (Non-impaired)	—	—	—	—	(1,548,515)	1,548,515	—	—
Transfer to lifetime expected credit Losses (impaired)	—	—	—	—	(885,835)	—	885,835	—
Write-off	—	—	—	—	—	—	(10,761,359)	—
Sale	—	—	—	—	(736,955)	—	—	—
Provision (Reversal)	—	—	—	—	24,804,401	81,859,745	17,687,302	—
Other transfer (changes in for FX rate, etc.)	—	—	695,754	—	(6,367,071)	(1,064,179)	—	—

Ending	—	—	6,005,060	—	60,396,218	84,100,465	24,560,199	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(in thousands of Korean won)	2022
	Retails				Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
		Non-impaired	Impaired			Non-impaired	Impaired
Beginning	—	—	29,651	—	30,678,488	2,567,841	49,031,507	—
Transfer between stages
Transfer to lifetime expected credit Losses (Non-impaired)	—	—	—	—	(138,398)	138,398	—	—
Transfer to lifetime expected credit Losses (impaired)	—	—	—	—	(3,461,509)	—	3,461,509	—
Write-off	—	—	—	—	—	—	(33,202,354)	—
Provision (Reversal)	—	—	—	—	22,103,268	(653,201)	805,841	—
Other transfer (changes in for FX rate, etc.)	—	—	5,279,655	—	(4,051,657)	(296,654)	(3,348,083)	—

Ending	—	—	5,309,306	—	45,130,192	1,756,384	16,748,420	—

Among the loans which have been written-off, the Group manages loans for which the claims against borrowers have not been lost due to reasons such as incomplete extinctive prescription pursuant to relevant laws and uncollected receivables after writing-off, as the written-off loans. As at December 31, 2023 and 2022, the balances of the written-off loans are ~~W~~ 21,186,737 thousand and ~~W~~ 9,218,967 thousand, respectively.

Broker’s loan

The Group provides loans for stock purchases with credit period of 180 days (can be extended for six times) for investors using margin transaction. As at December 31, 2023, interest rate of the loan is differentiated from 4.9% to 9.1% based on maturities, and overdue interest rate is 9.9%.

Also, as the Group operates loans secured by securities. At the initial transaction, in case of superior shares and common shares, the Group requires trading securities or cash as collateral, corresponding to 167% and 250% of the loan, respectively. Over 140% collateral of the loan is required. As at December 31, 2023, the interest rate of loans secured by securities is differentiated from Annual Percentage Rate (APR) 6.9% to 9.1% based on maturities, from APR 7.3% to 8.6% based on credit rating, and the loan with past due date is 9.9%.

For margin loans to customers, trading securities or cash is required to be pledged corresponding to 140% of the loan. Because of this condition, the Group pledged securities as collateral which are purchased with the margin loans. If the value of the pledged securities do not reach to 140% of the loan, the Group requires additional cash or trading securities as collateral.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

Advances for Customers

Advances for customers consist of advanced payments on loss compensation and advanced payments for others.

Advanced payments on loss compensation are the monetary amount of claim for reimbursement, paid by the Group, if any losses from embezzlement and arbitrary trading are occurred.

Advanced payments for others consist of two types. The first type is the amount of recourse from paid Investor Protection Fund based on the previous Securities Exchange Act Article 69 Clause 2 or Clause 4. This recourse is driven by preferred payments to the securities company with reasonable reason for taking the preferred payments. The second type is the amount of recourse from Joint Compensation Fund based on Law relating to the Financial Investment Services and Capital Markets Act Article 323 Clause 14 and related Enforcement Decree Article 318 Clause 8. This recourse is driven by preferred payments to the securities company that occurred reasonable reasons for taking the preferred payments.

11.	Property and Equipment

The details of property and equipment as at December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Book amount
Land	28,369,717	—	83,580,757	111,950,474
Buildings	47,457,596	(21,857,231)	—	25,600,365
Vehicles	1,179,461	(441,577)	—	737,884
Furniture and equipment	187,134,248	(152,882,410)	—	34,251,838
Others	58,636,961	(46,798,343)	—	11,838,618
Right-of-use assets	172,735,406	(101,973,756)	—	70,761,650

	495,513,389	(323,953,317)	83,580,757	255,140,829

	2022
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Book amount
Land	28,242,445	—	83,580,757	111,823,202
Buildings	47,113,828	(20,377,779)	—	26,736,049
Vehicles	1,127,506	(386,660)	—	740,846
Furniture and equipment	178,606,269	(139,984,783)	—	38,621,486
Others	56,604,592	(44,340,837)	—	12,263,755
Right-of-use assets	146,262,689	(66,417,660)	—	79,845,029

	457,957,329	(271,507,719)	83,580,757	270,030,367

The details of right-of-use assets as at December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Book amount
Buildings	164,529,393	(97,854,971)	66,674,422
Vehicles	4,077,952	(2,387,117)	1,690,835
Others	4,128,061	(1,731,668)	2,396,393

	172,735,406	(101,973,756)	70,761,650

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

	2022
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Book amount
Buildings	137,398,425	(60,817,498)	76,580,927
Vehicles	4,039,939	(1,781,351)	2,258,588
Others	4,824,325	(3,818,811)	1,005,514

	146,262,689	(66,417,660)	79,845,029

The changes in property and equipment for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Others [1]	Ending balance
Land	111,823,202	—	—	—	127,272	111,950,474
Buildings	26,736,049	—	—	(1,494,043)	358,359	25,600,365
Vehicles	740,846	14,325	—	(226,740)	209,453	737,884
Furniture and equipment	38,621,486	11,858,591	(8,907)	(16,663,872)	444,540	34,251,838
Others	12,263,755	5,086,739	(5,401)	(5,508,935)	2,460	11,838,618
Right-of-use assets	79,845,029	20,618,348	(1,674,321)	(26,746,436)	(1,280,970)	70,761,650

	270,030,367	37,578,003	(1,688,629)	(50,640,026)	(138,886)	255,140,829

[1]	Others consist of reclassification to investment properties, foreign exchange differences and others.

	2022
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Re-valuation	Depreciation	Business combination	Others [1]	Ending balance
Land	65,029,822	—	(1,115,081)	47,521,151	—	—	387,310	111,823,202
Buildings	23,398,034	—	(2,147,693)	—	(1,422,159)	7,011,613	(103,746)	26,736,049
Vehicles	—	157,715	—	—	(89,681)	556,513	116,299	740,846
Furniture and equipment	32,238,604	21,490,998	(5,231)	—	(15,831,052)	398,798	329,369	38,621,486
Others	13,389,322	6,364,691	(97,415)	—	(7,405,465)	—	12,622	12,263,755
Right-of-use assets	76,700,067	32,036,855	(3,497,264)	—	(26,292,607)	473,368	424,610	79,845,029

	210,755,849	60,050,259	(6,862,684)	47,521,151	(51,040,964)	8,440,292	1,166,464	270,030,367

[1]	Others consist of reclassification to investment properties, foreign exchange differences and others.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

The changes in right-of-use assets for the year ended December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Others [1]	Ending balance
Buildings	76,580,927	16,904,819	(1,489,415)	(24,399,773)	(922,136)	66,674,422
Vehicles	2,258,588	1,289,527	(207,685)	(1,334,079)	(315,516)	1,690,835
Others	1,005,514	2,424,003	—	(1,012,585)	(20,539)	2,396,393

	79,845,029	20,618,349	(1,697,100)	(26,746,437)	(1,258,191)	70,761,650

[1]	Others consist of foreign exchange differences and others.

	2022
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Business combination	Others [1]	Ending balance
Buildings	73,419,498	29,366,072	(3,080,026)	(24,022,595)	473,368	424,610	76,580,927
Vehicles	1,570,194	2,291,704	(414,827)	(1,188,483)	—	—	2,258,588
Others	1,710,375	379,080	(2,412)	(1,081,529)	—	—	1,005,514

	76,700,067	32,036,856	(3,497,265)	(26,292,607)	473,368	424,610	79,845,029

[1]	Others consist of foreign exchange differences and others.

The Group applies the revaluation model in relation to the measurement after the initial recognition of the land and the date of revaluation of the land was August 5, 2022. The Group used the assessed price provided by a qualified appraiser for the revaluation of the land.

The land was measured using sales value of similar land, and the access condition, environment condition and other specific factors are considered when the value is adjusted. There is no change in the valuation technique for the year ended December 31, 2023.

Classification of land that is measured at fair value by fair value hierarchy levels as at December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Land	—	—	111,950,474	111,950,474

	2022
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Land	—	—	111,823,202	111,823,202

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

Changes in land which is classified to Level 3 for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Beginning balance	111,823,202	65,029,822
Reclassification to property and equipment	127,272	387,310
Reclassification to investment properties	—	—
Disposal	—	(1,115,081)
Changes in fair-valuation	—	47,521,151

Ending balance	111,950,474	111,823,202

Book amounts of land under cost model as at December 31, 2023 and 2022, are as follows:

	2023		2022
(in thousands of Korean won)	Under revaluation model	Under cost model	Under revaluation model	Under cost model
Land	111,950,474	28,369,717	111,823,202	28,242,445

Changes in other comprehensive income related to the revaluation for the year ended December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Beginning balance	Other Change	Ending balance
Land	84,032,665	—	84,032,665
Income tax effects	(22,366,410)	84,031	(22,282,379)

	61,666,255	84,031	61,750,286

	2022
(in thousands of Korean won)	Beginning balance	Reclassification	Ending balance
Land	36,132,409	47,900,256	84,032,665
Income tax effects	(10,034,165)	(12,332,245)	(22,366,410)

	26,098,244	35,568,011	61,666,255

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

12. Investment Properties

The details of investment properties as at December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment	Accumulated revaluation	Book amount
Land	431,900,110	—	(485,836)	(332,250)	431,082,024
Buildings	219,869,836	(28,740,203)	(5,289,310)	—	185,840,323

	651,769,946	(28,740,203)	(5,775,146)	(332,250)	616,922,347

	2022
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment	Accumulated revaluation	Book amount
Land	329,642,021	—	(332,250)	(477,509)	328,832,262
Buildings	283,263,254	(46,476,719)	—	(5,198,652)	231,587,883

	612,905,275	(46,476,719)	(332,250)	(5,676,161)	560,420,145

The changes in investment properties for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Beginning balance	Acquisition [1]	Disposal [2]	Depreciation	Impairment	Others [3]	Ending balance
Land	328,832,262	419,716,178	(267,612,788)	—	(71,783,718)	21,930,090	431,082,024
Buildings	231,587,883	149,310,809	(159,771,364)	(9,490,947)	(38,189,375)	12,393,317	185,840,323

	560,420,145	569,026,987	(427,384,152)	(9,490,947)	(109,973,093)	34,323,407	616,922,347

[1]	The amount of ~~W~~ 290,197,489 thousand of investment properties held by subsidiaries acquired during the year ended December 31, 2023 are included.
[2]	The amount of ~~W~~ 427,384,152 thousand of investment properties held by subsidiaries excluded from the consolidation during the year ended December 31, 2023 are included.
[3]	Others consist of foreign exchange differences and transfer from/to property and equipment.

	2022
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Business Combination	Others [1]	Ending balance
Land	756,126,554	—	(414,592,969)	—	—	(12,701,323)	328,832,262
Buildings	391,620,426	1,604,545	(153,057,197)	(9,351,262)	2,618,618	(1,847,247)	231,587,883

	1,147,746,980	1,604,545	(567,650,166)	(9,351,262)	2,618,618	(14,548,570)	560,420,145

[1]	Others consist of foreign exchange differences and transfer from/to property and equipment.

Details of income and expenditure on investment properties for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Rental income	37,427,218	41,378,496
Expenditure on operating investment properties	(21,101,698)	(18,058,162)
Expenditure on non-operating investment properties	(1,939)	(153,330)

	16,323,581	23,167,004

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

Details of fair value of investment properties as at December 31, 2023 and 2022, are as follows:

	2023		2022
(in thousands of Korean won)	Book amount	Fair value	Book amount	Fair value
Land	431,082,024	485,437,515	328,832,262	325,981,165
Buildings	185,840,323	200,822,830	231,587,883	246,004,136

	616,922,347	686,260,345	560,420,145	571,985,301

The fair values of investment properties as at December 31, 2023 was evaluated by an independent appraiser. The independent appraiser has appropriate qualification and experience in evaluating real estate in the location of investment properties.

The fair value of investment property was measured by using benchmark price of similar properties and discounted cash flow (DCF) method. The fair value of investment property measured by DCF method is assessed by discounting net cash flow from investment property with risk adjusted discount rate, reflecting expected growth rate of rent market, period of empty, proportion of rent, period without rent charge and other cost related to promotion for rent. The factors which are significant but non-observable inputs for fair valuation are expected growth rate of rent market, period of empty, proportion of rent, period without rent charge and risk adjusted discount rate.

The fair value of investment property measured by using sales value of similar land is calculated by analyzing and comparing the sale prices of similar land, and also the access condition, environment condition and other specific factors for the purpose of estimation for fair value are considered.

The fair values of investment properties are classified as Level 3 based upon the inputs, which are used in valuation method.

There is no significant change in the valuation technique for the year ended December 31, 2023.

Details of investment properties provided as collaterals as at December 31, 2023 and 2022 is as follows:

2023
(in thousands of Korean won)	Secured amount	Secured party	Details
Land and buildings	33,074,209	Signature Bank

	96,000,000	Hanhwa Life Insurance

	38,400,000	Tongyang Life Insurance

	36,480,000	Lotte Capital

	24,000,000	Kyobo Life Insurance

	150,600,000	Kookmin Bank

	22,800,000	Shinhan Bank

	18,000,000	Hana Bank	Collateralized borrowing

	3,600,000	Bukok branch of Uiwang Nonghyup

	2,400,000	Dodram Pig Farmers Cooperative

	1,200,000	Jeju Pig Farm Livestock Cooperative

	2,400,000	Suncheon Nonghyup

	2,400,000	Singimpo Nonghyup

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2022
(in thousands of Korean won)	Secured amount	Secured party	Details
Land and buildings
	33,798,891	Signature Bank

	81,882,720	Landesbank Hessen- Thuringen Girozentrale	Collateralized borrowing

	236,788,850	LGIM COMMERCIAL LENDING LIMITED

Investment properties are provided as collaterals for rental deposits and lease hold right, which amounts to ~~W~~ 610,000 thousand and ~~W~~ 610,000 thousand as at December 31, 2023 and 2022, respectively.

13. Intangible Assets

The details of intangible assets as at December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment	Book amount
Goodwill	83,778,170	—	—	83,778,170
Development costs	271,791,803	(167,392,492)	—	104,399,311
Software	128,721,093	(102,572,751)	—	26,148,342
Memberships	42,995,638	(240,389)	(8,079,512)	34,675,737
Others	28,229,291	(4,107,193)	(827,381)	23,294,717

	555,515,995	(274,312,825)	(8,906,893)	272,296,277

	2022
(in thousands of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment	Book amount
Goodwill	83,550,540	—	—	83,550,540
Development costs	186,869,610	(139,522,251)	—	47,347,359
Software	120,472,571	(90,480,882)	—	29,991,689
Memberships	37,847,587	(202,382)	(9,960,904)	27,684,301
Others	28,144,713	(4,036,797)	(813,199)	23,294,717

	456,885,021	(234,242,312)	(10,774,103)	211,868,606

The changes in intangible assets for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Beginning balance	Acquisition [1]	Disposal	Amortization	Impairment [2]	Reversal of Impairment [3]	Others [4]	Ending balance
Goodwill	83,550,540	—	—	—	—	—	227,630	83,778,170
Development costs	47,347,359	84,922,193	—	(27,870,241)	—	—	—	104,399,311
Software	29,991,689	8,274,650	—	(12,097,652)	—	—	(20,345)	26,148,342
Memberships	27,684,301	5,962,498	(586,929)	(36,866)	(74,692)	1,726,399	1,026	34,675,737
Others	23,294,717	—	—	—	—	—	—	23,294,717

	211,868,606	99,159,341	(586,929)	(40,004,759)	(74,692)	1,726,399	208,311	272,296,277

[1]	Advance payments and others transferred from other accounts are included.
[2]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Group recognized a impairment loss because the market price of the asset is lower than book amount as at December 31, 2023.

[3]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Group recognized a reversal of impairment loss because the market price of the asset is higher than book amount as at December 31, 2023.

[4]	Others consist of foreign exchange differences and others.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

	2022
(in thousands of Korean won)	Beginning balance	Acquisition [1]	Disposal	Amortization	Impairment [2]	Reversal of Impairment [3]	Others [4]	Ending balance
Goodwill	72,422,758	10,712,158	—	—	—	—	415,624	83,550,540
Development costs	35,653,328	29,140,791	—	(17,446,759)	—	—	(1)	47,347,359
Software	26,255,476	14,098,002	—	(10,393,151)	—	—	31,362	29,991,689
Memberships	27,646,008	1,745,855	(1,041,665)	(36,662)	(1,028,751)	394,684	4,832	27,684,301
Others	23,294,717	—	—	—	—	—	—	23,294,717

	185,272,287	55,696,806	(1,041,665)	(27,876,572)	(1,028,751)	394,684	451,817	211,868,606

[1]	Advance payments and others transferred from other accounts are included.
[2]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Group recognized a impairment loss because the market price of the asset is lower than book amount as at December 31, 2022.

[3]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Group recognized a reversal of impairment loss because the market price of the asset is higher than book amount as at December 31, 2022.

[4]	Others consist of foreign exchange differences and others.

14. Other Financial Assets

The details of other financial assets as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Other receivables	3,382,250,943	2,237,040,540
Accrued income	252,660,082	203,371,150
Accrued interest on bonds	268,457,904	148,382,124
Guarantee deposits	63,224,390	68,149,689
Other	157,061,158	67,835,435
Provision for other financial assets	(50,713,294)	(36,846,424)

	4,072,941,183	2,687,932,514

15. Other Assets

The details of other assets as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Other receivables	1,117	116,417,805
Advance payments	43,645,395	47,713,016
Prepaid expenses	99,249,390	87,829,601
Prepaid value-added taxes	539,337	954,019
Others	13,040,076	3,836,443

	156,475,315	256,750,884

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

16. Deposit Liabilities

The details of deposit liabilities as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Customers’ deposits
Customers’ deposits for brokerage	5,519,397,856	5,049,354,662
Customers’ deposits for exchange-traded derivatives trading	535,910,810	759,156,922
Customers’ deposits for subscription	—	904,010
Customers’ deposits for savings	5,880,012	6,445,014
Customers’ deposits for repo	61,587	61,600
Customers’ deposits for the investor of collective investment securities	249,819,423	324,357,905
Others	48,652	48,641

	6,311,118,340	6,140,328,754

Guarantee deposits
Guarantee deposits in foreign currency	395,717,894	190,255,947
Guarantee deposits in Korean won	415,758,876	468,648,375

	811,476,770	658,904,322

	7,122,595,110	6,799,233,076

17. Borrowings

The details of borrowings as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Call money	1,240,000,000	830,000,000
Borrowings:
Borrowing from banks	653,687,366	471,777,010
Borrowing from KSFC	1,262,819,934	1,244,222,242
Asset-backed short-term bonds	2,345,088,679	3,264,247,029
CP borrowings	3,380,000,000	1,920,000,000
Others	578,649,778	436,023,703
Securities sold under repurchase agreements	9,036,097,623	6,231,390,409
Short-term note issued	9,587,511,022	7,249,429,201
Debentures:
Debentures	2,560,408,000	1,879,536,000
Less: discount on debentures issued	(4,106,067)	(3,429,726)

	30,640,156,335	23,523,195,868

The details of call money as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	Interest rate (%)	2023	2022
Samsung Asset Management Co., Ltd. and others	3.58~4.22	1,240,000,000	830,000,000

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

The details of borrowings as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)		Interest rate (%)	2023	2022
Borrowings from banks	Kookmin Bank and other	3.50~7.50	653,687,366	471,777,010
Borrowings from KSFC	KSFC	3.90~4.49	1,262,819,934	1,244,222,242
Asset-backed short-term bonds	SK Securities co., Ltd., and other	4.01~4.21	2,345,088,679	3,264,247,029
CP borrowings	Korea Investment & Securities Co., Ltd. and others	4.05~4.86	3,380,000,000	1,920,000,000
Others	KDB Capital co., Ltd. and others	0.00~12.00	578,649,778	436,023,703

			8,220,245,757	7,336,269,984

The details of securities sold under repurchase agreements as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	Interest rate (%)	2023	2022
Customers	0.00~6.00	5,578,817,182	4,181,390,409
Financial institution	2.49~4.15	3,457,280,441	2,050,000,000

		9,036,097,623	6,231,390,409

The details of short-term note issued as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	Interest rate (%)	2023	2022
Individual	3.10~6.00	6,560,366,893	4,650,359,585
Corporate	3.05~5.45	3,027,144,129	2,599,069,616

		9,587,511,022	7,249,429,201

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

The details of debentures as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	Date issued	Maturity	Interest rate (%)	2023	2022
The 34-2nd unsecured public debenture	2018.03.09	2023.03.09	3.02	—	210,000,000
The 36-2nd unsecured public debenture	2019.04.18	2024.04.18	2.09	250,000,000	250,000,000
The 37-2nd unsecured public debenture	2019.06.14	2024.06.14	1.80	150,000,000	150,000,000
The 38-2nd unsecured public debenture	2020.06.11	2023.06.09	1.54	—	130,000,000
The 39-1st unsecured public debenture	2021.03.04	2024.03.04	1.31	110,000,000	110,000,000
The 39-2nd unsecured public debenture	2021.03.04	2026.03.04	1.70	120,000,000	120,000,000
The 40-1st unsecured public debenture	2021.04.23	2024.04.23	1.53	300,000,000	300,000,000
The 40-2nd unsecured public debenture	2021.04.23	2026.04.23	1.94	200,000,000	200,000,000
The 41-1st unsecured public debenture	2023.02.07	2025.02.07	3.88	330,000,000	—
The 41-2nd unsecured public debenture	2023.02.07	2026.02.06	3.85	210,000,000	—
The 42-1st unsecured public debenture	2023.06.26	2025.06.26	4.39	240,000,000	—
The 42-2nd unsecured public debenture	2023.06.26	2026.06.26	4.43	220,000,000	—
The 1st unsecured privately placed bond [1]	2022.06.14	2024.12.14	4.50	2,900,000	4,000,000
The 1st unsecured privately placed bond [2]	2023.09.15	2026.06.23	4.50	14,900,000	—
The 1st privately placed bond in foreign currency [3]	2021.10.25	2024.10.25	2.35	25,788,000	25,346,000
The 21-1 public debenture in foreign currency [4]	2021.11.01	2026.11.01	2.13	386,820,000	380,190,000
Less: Discount on debentures issued				(4,106,067)	(3,429,726)

				2,556,301,933	1,876,106,274

[1]	This privately placed bond was issued by subsidiary named Able Seun Co., Ltd.
[2]	This privately placed bond was issued by subsidiary named GDIC 2 Co.,Ltd.
[3]	This privately placed bond was issued by subsidiary named Newstar Sina Co., Ltd.
[4]	The issuance price of this public debenture is US$ 300,000,000.

The changes in borrowings for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Beginning balance	23,523,195,868	24,649,381,850
Increase in call money	410,000,000	790,000,000
Increase(decrease) in borrowings from banks	181,910,356	(14,091,534)
Increase in borrowings from KSFC	18,597,692	151,126,185
Increase(decrease) in asset-backed short-term bond	(919,158,350)	1,236,689,448
Increase in CP borrowings	1,460,000,000	1,920,000,000
Increase(decrease) in other borrowings	142,626,075	(136,828,030)
Increase(decrease) in securities sold under repurchase agreements	2,804,707,214	(7,299,818,541)
Increase in short-term note issued	2,338,081,821	2,774,283,871
Increase(decrease) in debentures	680,195,659	(547,547,381)

Ending balance	30,640,156,335	23,523,195,868

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

18. Post-employment Benefits

18.1 Defined Benefit Plans

The details of defined benefit liabilities as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Present value of defined benefit obligations	75,835,223	67,937,239
Fair value of plan assets	(13,270,798)	(12,430,101)

Net defined benefit liabilities	62,564,425	55,507,138

The changes in the defined benefit obligation for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Beginning balance	67,937,239	70,914,622
Current service cost	19,841,212	22,206,320
Past service cost	—	2,910,303
Interest cost	2,511,195	1,151,821
Remeasurements
Actuarial gains and losses arising from changes in demographic assumptions	—	(6,811,193)
Actuarial gains and losses arising from changes in financial assumptions	5,658,388	(13,735,991)
Actuarial gains and losses arising from experience adjustment	1,113,813	16,610,121
Payments from plans	(521,708)	(8,301,323)
Payments from the Group	(19,792,154)	(19,507,349)
Transfer from related companies	—	2,438,159
Transfer to related companies	(912,762)	(370,486)
Settlement	—	(78,335)
Gain or loss on settlement	—	(1,871,249)
Effects from business combination and disposal of business	—	2,634,640
Other	—	(252,821)

Ending balance	75,835,223	67,937,239

The changes in the fair value of plan assets for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Beginning balance	(12,430,101)	(15,294,733)
Interest income	(610,329)	(178,723)
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	35,161	157,107
Contributions by employers	(1,700,000)	(3,347,403)
Payments from plans:
Benefits paid	521,709	8,301,323
Transfer from related companies	—	(2,438,158)
Transfer to related companies	912,762	370,486

Ending balance	(13,270,798)	(12,430,101)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

Plan assets are composed of the detail assets that have no quoted price in active market. The details of plan assets as at December 31, 2023 and 2022, are as follows:

	2023		2022
(in thousands of Korean won)	Fair value	Composition(%)	Fair value	Composition(%)
Cash and deposits	8,202,579	61.81	8,853,577	71.23
Investment funds	5,068,219	38.19	3,576,524	28.77

	13,270,798	100.00	12,430,101	100.00

Key actuarial assumptions used as at December 31, 2023 and 2022, are as follows:

	2023	2022
Discount rate	DB(including special retirement by salaries peak plan) 4.3% Compensation promotion DC 3.7%	DB(including special retirement by salaries peak plan) 5.1% Compensation promotion DC 5.0%

Expected salary growth rate	DB : executives 4.9% DC: Promotion + Base up 2.6% Special retirement by salaries peak plan: 4.9%	DB : executives 0% DC: Promotion + Base up 2.3% Special retirement by salaries peak plan: 4.6%

The sensitivity analysis for significant actuarial assumptions used to determine the present value of the defined benefit obligation as at December 31, 2023, are as follows:

	Effect on the present value of defined benefit obligation
(in thousands of Korean won)	Changes in assumption	Increase	Decrease
Discount rate	0.50%	(1,920,920)	2,038,338
Expected salary growth rate[1]	0.50%	1,913,283	(1,813,236)
Retirement rate	0.50%	(1,518,999)	1,601,352

[1]	The sensitivity analysis for the expected salary growth rate is limited to special retirement by salaries peak plan and DB.

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. The sensitivity of the present value of the defined benefit obligation to changes in actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations.

The methods and assumptions used in preparing the sensitivity analyses did not change compared to the previous period.

The effect of defined benefit plan on future cash inflows: Expected maturity analysis of undiscounted pension benefits as at December 31, 2023, is as follows:

(in thousands of Korean won)	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Between 5 and 10 years	Over 10 years	Total
Pension benefits[1]	4,617,334	7,784,708	26,818,513	32,688,752	74,637,317	146,546,624

[1]	Fixed pension benefits of ~~W~~ 12.9 billion under promotion compensation defined contribution plan are excluded.

The weighted average duration of the defined benefit obligations is 5.92 years.

Expected contribution to post-employment benefit plans for the year ending December 31, 2024 is ~~W~~ 1,370,000 thousand.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

18.2 Defined Contribution Plans

The Group recognized the expenses of ~~W~~ 7,211,349 thousand and ~~W~~ 9,212,523 thousand for defined contribution plans for the years ended December 31, 2023 and 2022, respectively.

19. Provisions

The details of provisions as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Provisions for non-financial guarantees	6,414,834	1,456,106
Provisions for asset retirement obligation [1]	9,058,920	8,802,261
Provisions for lawsuits	111,425,114	51,221,194
Provisions for others	86,089,255	89,485,845

	212,988,123	150,965,406

[1]	The Group recognized the provision for asset retirement obligation in connection with the leased asset for the expenditures expected to recover the asset.

The changes in provisions for non-financial guarantees for the years ended December 31, 2023 and 2022 are as follows,

	2023
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	1,223,748	232,358	—
Provision for losses (reversal of provision)	4,994,143	(35,634)	—
Other transfer(foreign exchange and other)	219	—	—

Ending	6,218,110	196,724	—

	2022
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	1,642,264	38,146	—
Provision for losses (reversal of provision)	(418,773)	194,212	—
Other transfer(foreign exchange and other)	257	—	—

Ending	1,223,748	232,358	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

The changes in other provisions for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Provisions for asset retirement obligation	Provisions for lawsuits	Provisions for others	Total
Beginning	8,802,261	51,221,194	89,485,845	149,509,300
Contribution [1]	259,114	57,194,551	8,518,938	65,972,603
Reversal	(77,219)	—	(8,100,000)	(8,177,219)
Use	—	(150,631)	(655,528)	(806,159)
Amortization of discounts	74,764	—	—	74,764
Other [1]	—	3,160,000	(3,160,000)	—

Ending	9,058,920	111,425,114	86,089,255	206,573,289

[1]	As a lawsuit was filed during the year ended December 31, 2023, the estimated loss on the sale of funds related to Lime Asset Management was replaced to provisions for lawsuits.

	2022
(in thousands of Korean won)	Provisions for asset retirement obligation	Provisions for lawsuits	Provisions for the points	Provisions for others	Total
Beginning	7,997,559	25,150,111	2,569,985	68,725,325	104,442,980
Contribution [1]	1,026,723	25,165,908	2,451,694	33,991,287	62,635,612
Reversal	—	—	—	(4,038,034)	(4,038,034)
Use	(423,495)	(1,229,477)	(2,788,799)	(7,058,081)	(11,499,852)
Amortization of discounts	201,474	—	—	—	201,474
Other [2]	—	2,134,652	(2,232,880)	(2,134,652)	(2,232,880)

Ending	8,802,261	51,221,194	—	89,485,845	149,509,300

[1]	As the first-instance verdict of the relevant trial was announced after the reporting period, additional provisions for lawsuits were recognized as an adjusting event after the reporting period.
[2]	As a lawsuit was filed during the year ended December 31, 2022, the estimated loss on the sale of funds related to Lime Asset Management was replaced to provisions for lawsuits.

20. Other Financial Liabilities

The details of other financial liabilities as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Other payables	3,486,888,893	1,974,490,601
Accrued expenses	135,165,654	106,815,440
Financial guarantee liabilities	11,929,888	2,026,739
Provisions for financial guarantee contracts	142,308	—
Leasehold deposits received	16,255,758	8,894,337
Non-controlling liabilities	85,133,560	164,222,254
Lease liabilities	108,095,746	125,593,239
Others	50,796,893	7,498,861

	3,894,408,700	2,389,541,471

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

The changes in liabilities of the provisions for financial guarantee contracts for the years ended December 31, 2023 and 2022 are as follows:

(in thousands of Korean won)	2023
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	—	—	—
Provision	142,308	—	—

Ending	142,308	—	—

(in thousands of Korean won)	2022
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	66,218	—	—
Reversal of provision	(66,218)	—	—

Ending	—	—	—

21. Other Liabilities

The details of other liabilities as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Accounts payables	16,495,445	31,630
Accrued expenses	240,392,084	179,569,070
Accrued dividends	6,983,904	2,952,757
Advances from customers	8,154,878	7,048,181
Unearned revenue	36,589,758	215,363,367
Taxes withheld	48,004,744	44,787,661
Other long-term employee benefits	7,075,329	7,176,237
Others	8,196,090	16,185,601

	371,892,232	473,114,504

22. Share Capital

The details of share capital as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won except per share)	Authorized shares	Outstanding shares	Par value per share	2023	2022
Ordinary share	1,000,000,000 shares	298,620,424 shares	5,000 won	1,493,102,120	1,493,102,120

There are no changes in ordinary shares for the years ended December 31, 2023 and 2022.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

23. Hybrid Securities

Details of hybrid security classified as equity as of December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	Issuance date	Maturity	Interest rate (%)	2023	2022
Bond-type Hybrid Securities No.1[1]	March 31, 2022	Permanent	4.30	208,010,652	208,010,752
Bond-type Hybrid Securities No.2	May 30, 2022	Permanent	4.80	48,170,880	48,170,780
Bond-type Hybrid Securities No.3[2]	September 30, 2022	Permanent	5.50	249,948,780	249,948,780
Bond-type Hybrid Securities No.4[3]	May 8, 2023	Permanent	5.35	119,963,080	—

				626,093,392	506,130,312

[1]	As at December 31, 2023 and 2022, among the hybrid securities issued by the Group, the balance held by KB Financial Group, a related party of the Group, is ~~W~~ 200,000 million.
[2]	As at December 31, 2023 and 2022, among the hybrid securities issued by the Group, the balance held by KB Financial Group, a related party of the Group, is ~~W~~ 230,000 million.
[3]	As at December 31, 2023, among the hybrid securities issued by the Group, the balance held by KB Financial Group, a related party of the Group, is ~~W~~ 100,000 million.

The Group may extend the maturity under the same conditions at the time of maturity of the above hybrid securities, and interest payment may be deferred except in cases where a cash dividend or stock dividend has been resolved for common stock. Above hybrid securities are early redeemable by the Group after 5 years from the issuance date and each interest payment date thereafter.

24. Other Paid-in Capital

The details of other paid-in capital as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Share premium [1]	1,142,353,750	1,142,353,750
Gains and losses on sale of treasury share	(45,331,811)	(45,331,811)
Other equity [2]	381,666,039	381,666,039

	1,478,687,978	1,478,687,978

[1]	Share premium was previously paid from stock issuance and new stock issuance due to merger and can only be used for capitalization and deficit recovery.
[2]	Other equity arose from the paid-in capital increase of preferred share and gains on merger.

There is no change in other paid-in capital for the years ended December 31, 2023 and 2022.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

25. Retained Earnings

The details of retained earnings as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Legal reserve
Earned surplus reserve [1]	158,656,298	128,656,298
Reserve for liability to compensate for damages [2]	500,000	500,000
Voluntary reserves	1,678,600,357	1,839,996,358
Regulatory reserve for credit losses [3]	100,315,429	101,842,161
Unappropriated retained earnings	366,230,628	(32,545,040)

	2,304,302,712	2,038,449,777

[1]

The Commercial Act of the Republic of Korea requires the Group to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital or used to reduce accumulated deficit.

[2]

The Parent Company provides reserve for loss on electronic financial transactions to make reparation for the damage in process of the electronic transfers or operations. Also, the Parent Company provides reserve to compensate for inflicted damage on a credit information subject when violating the Credit Information Use and Protection Act.

[3]

The Group accumulates allowances for possible loan losses in accordance with Korean IFRS and reserve for possible loan losses as much as the amount below the provision of allowances according to minimum accumulation ratio required by Financial Supervisory Service.

Changes in retained earnings for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Beginning balance	2,038,449,777	2,247,970,109
Profit for the year	395,015,483	193,697,356
Dividends	(100,000,000)	(400,000,000)
Dividends of hybrid securities	(29,162,548)	(3,479,007)
Transfer to gain due to disposal of revaluation assets	—	261,319

Ending balance	2,304,302,712	2,038,449,777

The amount of dividends and dividends per share for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in Korean won and number of shares)	Type of share	Number of shares outstanding	Number of treasury shares	Number of dividend shares	Dividend per share	Total dividend (In thousands of Korean won)
Annual dividend	Ordinary share	298,620,424 shares	—	298,620,424 shares	334	100,000,000

	2022
(in Korean won and number of shares)	Type of share	Number of shares outstanding	Number of treasury shares	Number of dividend shares	Dividend per share	Total dividend (In thousands of Korean won)
Interim dividend	Ordinary share	298,620,424 shares	—	298,620,424 shares	669	200,000,000
Annual dividend	Ordinary share	298,620,424 shares	—	298,620,424 shares	669	200,000,000

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

Payout and dividend yield ratios as at December 31, 2023 and 2022, are as follows:

	2023	2022
	Ordinary share	Ordinary share
	Annual dividend	Interim dividend	Annual dividend
Number of shares outstanding	298,620,424	298,620,424	298,620,424
Number of treasury shares	—	—	—
Number of dividend shares	298,620,424	298,620,424	298,620,424
Par value per share (in Korean won)	5,000	5,000	5,000
Payout ratio	10.04%	13.39%	6.69%
Scheduled dividends (in thousands of Korean won)	150,000,000	200,000,000	100,000,000
Dividends per share (in Korean won)	502	669	334

The Group accumulates allowances for possible loan losses in accordance with Korean IFRS and reserve for possible loan losses as much as the amount below the provision of allowances according to minimum accumulation ratio required by Regulation on Supervision of Financial Investment.

Regulatory reserve for credit losses, a type of voluntary reserve for retained earnings, reverses the exceeding amount if the beginning balance of the reserve exceeds the ending balance at the closing date. Regulatory reserve for credit losses is generally recognized after unappropriated deficit is disposed.

The details of the regulatory reserve for credit losses (reversal of reserve) to be appropriated as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Beginning	100,315,429	101,842,161
Amounts to be reserved (reversed)	(53,015,036)	(1,526,732)

Ending	47,300,393	100,315,429

The adjusted profit of the year after reflection of reversal (provision) of reserve for credit losses for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Profit for the year before reserve for credit loss	388,027,837	194,827,662
Amounts to be reversed (reserved)	53,015,036	1,526,732

Adjusted profit after reversed (provision) of reserve for credit losses[1]	441,042,873	196,354,394

[1]

Reserve for credit loss is announced by Article 3 Clause 8 of the Regulation on Financial Investment Business. Adjusted profit after reserve for credit losses is not based on Korean IFRS and is calculated on the assumption that provision or reversal of reserve for credit losses before tax is adjusted to the profit.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

26. Other Components of Equity

The details of other components of equity as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Changes in the fair value of financial assets at FVOCI	289,671,988	233,760,812
Share of other comprehensive income of associates	(6,586,082)	(2,571,874)
Revaluation surplus	62,144,795	62,060,360
Remeasurements of net defined benefit liabilities	(42,790,562)	(37,781,761)
Exchange differences on translation of foreign operations	48,609,018	45,820,903
Hedge of net investments in foreign operations	(16,769,049)	(19,066,669)
Gain or loss on financial liabilities designated at FVTPL due to the change of credit risk	(11,782,162)	41,080,867

	322,497,946	323,302,638

The changes in gain or loss on valuation of financial assets at FVOCI for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Beginning balance	233,760,812	216,494,145
Gain (loss) on valuation	61,622,064	11,241,986
Tax effect of gain (loss) on valuation [1]	(15,919,147)	(39,698)
Transfer to gain due to disposal or impairment	13,869,917	8,187,321
Tax effect of transfer [1]	(3,661,658)	(2,122,942)

Ending balance	289,671,988	233,760,812

[1]	Including income tax effect (Note 35)

The changes in the Group’s share of other comprehensive income of associates for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Beginning balance	(2,571,874)	(9,779)
Changes of other comprehensive income of associates	(5,435,482)	(2,806,800)
Tax effect [1]	1,421,274	244,705

Ending balance	(6,586,082)	(2,571,874)

[1]	Including income tax effect (Note 35)

The changes in gain on revaluation of property and equipment for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Beginning balance	62,060,360	26,749,635
Net gain on revaluation of property and equipment	—	47,900,256
Tax effect related to net gain on revaluation[1]	84,435	(12,328,212)
Transfer to retained earnings due to disposal of Property and equipment and others	—	(261,319)

Ending balance	62,144,795	62,060,360

[1]	Including income tax effect (Note 35)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

The changes in remeasurements of the net defined benefit liability for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Beginning balance	(37,781,761)	(40,520,752)
Changes due to valuation	(6,807,362)	3,779,955
Tax effect [1]	1,798,561	(1,040,964)

Ending balance	(42,790,562)	(37,781,761)

[1]	Including income tax effect (Note 35)

The changes in exchange differences on translation of foreign operations for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Beginning balance	45,820,903	12,877,767
Exchange differences on foreign operations translation	2,232,438	33,272,037
Tax effect [1]	(589,364)	(8,817,090)
Non-controlling interest	1,145,041	817,442
Transferred to equity related to the disposal group classified as held for sale	—	7,670,747

Ending balance	48,609,018	45,820,903

[1]	Including income tax effect (Note 35)

The changes in gain or loss on valuation of hedge of net investments in foreign operations for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Beginning balance	(19,066,669)	(13,316,283)
Gain (loss) on net investment in a foreign operation hedge	1,575,766	(16,003,726)
Re-classification to net income due to the end of net investments in foreign operations	1,546,000	8,429,967
Tax effect [1]	(824,146)	1,823,373

Ending balance	(16,769,049)	(19,066,669)

[1]	Including income tax effect (Note 35)

The change in gain or loss on financial liabilities designated at FVTPL due to the change of credit risk for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Beginning balance	41,080,867	2,225,783
Changes	(71,900,708)	52,822,291
Tax effect [1]	19,037,679	(13,967,207)

Ending balance	(11,782,162)	41,080,867

[1]	Including income tax effect (Note 35)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

27. Fee and Commission Income and Expense

The details of fee and commission income for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Brokerage commissions	528,344,748	440,988,001
Underwriting commissions	134,584,680	158,574,302
Brokerage commissions on collective investment securities	19,252,925	19,850,174
Management fee on collective investment securities	52,488	126,162
Management fee on asset management	21,931,822	25,250,989
Commissions on merger and acquisition	90,533,155	129,236,138
Trust fees and commissions	18,564,028	17,996,232
Other commissions	133,202,834	147,681,784

	946,466,680	939,703,782

The details of fee and commission expense for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Trading commission	57,002,737	49,037,488
Advisory fees	1,038,490	1,664,749
Investment management delegation fees	2,645,846	3,537,986
Commission fees on group brand	26,155,388	15,661,129
Contributions to external institutions	8,023,014	8,093,205
Others	144,475,915	116,472,809

	239,341,390	194,467,366

28. Gain or Loss on Valuation and Disposal of Financial Instruments

The details of gain or loss on valuation and disposal of financial instruments for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Gain	Loss	Net
Financial instruments at FVTPL	1,960,110,095	1,220,329,725	739,780,370
Financial instruments designated at FVTPL	727,598,407	1,057,169,764	(329,571,357)
Derivative financial instruments	5,030,853,889	5,207,801,032	(176,947,143)
Financial assets at FVOCI [1]	3,240,874	3,579,803	(338,929)

	7,721,803,265	7,488,880,324	232,922,941

[1]	Gain or loss on valuation of financial assets at FVOCI is excluded.

	2022
(in thousands of Korean won)	Gain	Loss	Net
Financial instruments at FVTPL	1,310,630,422	2,049,888,240	(739,257,818)
Financial instruments designated at FVTPL	1,188,229,550	429,243,880	758,985,670
Derivative financial instruments	8,176,134,413	8,557,742,085	(381,607,672)
Financial assets at FVOCI [1]	525,431	16,448,206	(15,922,775)

	10,675,519,816	11,053,322,411	(377,802,595)

[1]	Gain or loss on valuation of financial assets at FVOCI is excluded.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

The details of gain or loss on valuation and disposal of financial instruments at FVTPL for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Gain	Loss	Net
Financial assets at FVTPL	1,768,973,033	713,815,890	1,055,157,143
Financial liabilities at FVTPL	191,137,062	506,513,835	(315,376,773)

	1,960,110,095	1,220,329,725	739,780,370

	2022
(in thousands of Korean won)	Gain	Loss	Net
Financial assets at FVTPL	1,199,535,387	1,987,265,746	(787,730,359)
Financial liabilities at FVTPL	111,095,035	62,622,494	48,472,541

	1,310,630,422	2,049,888,240	(739,257,818)

The details of gain or loss on valuation and disposal of financial instruments designated at FVTPL for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Gain	Loss	Net
Financial liabilities designated at FVTPL
Derivatives-linked securities sold	567,910,956	879,330,365	(311,419,409)
Other OTC derivative-combined contract sold	129,915,134	154,821,326	(24,906,192)
Exchange traded notes sold	29,772,317	23,018,073	6,754,244

	727,598,407	1,057,169,764	(329,571,357)

	2022
(in thousands of Korean won)	Gain	Loss	Net
Financial liabilities designated at FVTPL
Derivatives-linked securities sold	914,565,927	359,592,452	554,973,475
Other OTC derivative-combined contract sold	244,528,092	52,797,971	191,730,121
Exchange traded notes sold	29,135,531	16,853,457	12,282,074

	1,188,229,550	429,243,880	758,985,670

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

The details of gain or loss on valuation and disposal of derivative financial instruments for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Gain	Loss	Net
Interest rate	2,136,570,921	2,158,941,303	(22,370,382)
Currency	701,517,262	726,543,492	(25,026,230)
Stock	1,952,842,360	2,095,561,409	(142,719,049)
Credit	32,631,396	35,689,309	(3,057,913)
Commodity	30,829,129	42,149,844	(11,320,715)
Others	176,462,821	148,915,675	27,547,146

	5,030,853,889	5,207,801,032	(176,947,143)

	2022
(in thousands of Korean won)	Gain	Loss	Net
Interest rate	4,490,512,732	4,271,428,797	219,083,935
Currency	1,596,009,463	1,457,126,463	138,883,000
Stock	1,935,095,420	2,446,918,853	(511,823,433)
Credit	38,991,621	31,943,503	7,048,118
Commodity	33,575,544	30,167,440	3,408,104
Others	81,949,633	320,157,029	(238,207,396)

	8,176,134,413	8,557,742,085	(381,607,672)

The details of gain or loss on valuation and disposal of financial assets at FVOCI for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Gain	Loss	Net
Debt instruments	3,240,875	3,579,803	(338,928)

	2022
(in thousands of Korean won)	Gain	Loss	Net
Debt instruments	525,431	16,448,206	(15,922,775)

As at December 31, 2023, the Group holds PIS(Portfolio Index Swap) in connection with Lime Tethys Qualified Investor Private Investment Trust No. 2 and Lime Pluto FI Qualified Investor Private Investment Trust D-1, which were prohibited to repurchase in the fourth quarter of 2019. The Group holds beneficiary certificates and TRS contracts of ~~W~~ 146.3 billion (nominal amount), respectively. Meanwhile, the Group sold ~~W~~ 68.1 billion in subsidiary funds of the fund.

On October 20, 2020, Lime Asset Management’s license as a fund manager was revoked by the Financial Supervisory Service’s sanctions review committee, and most of its redemption-suspended funds and normal funds will be transferred to Wellbridge Asset Management (the bridge management company) to continue collecting and distributing investments. It is difficult to predict whether and when the aforementioned redemption-suspended funds will be redeemed. As of December 31, 2023, four lawsuits were filed to the Group as a defendant.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

29. Interest Income and Interest Expense

The details of interest income for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Interest on financial assets at FVTPL
Interest on debt instruments at FVTPL	628,600,472	396,607,418
Interest on loans at FVTPL	—	4,189,123
Interest on commercial papers	182,112,270	142,422,181

	810,712,742	543,218,722

Interest on financial assets at FVOCI and financial assets measured at amortised cost
Interest on loans measured at amortised cost	11,026,006	9,409,656
Interest on debt instruments at FVOCI	170,895,226	76,499,887
Interest on broker’s loans	266,845,644	236,159,728
Interest on loans	343,040,031	225,699,957
Interest on deposits with KSFC	22,932,437	9,784,119
Interest on certificates of deposit	9,375,893	—
Interest on deposits with financial institution	356,594	26,600
Interest on bonds purchased under resale agreements	42,484,716	16,041,014
Gains on transactions of certificates of deposits	69,266	51,521
Interest on deposits	50,794,814	26,938,070
Interest on other receivables	764,747	1,006,504
Others [1]	34,286,947	15,194,408

	952,872,321	616,811,464

	1,763,585,063	1,160,030,186

[1]	Interest on lease receivables of ~~W~~ 935 million and ~~W~~ 1,084 million for the year ended December 31, 2023 and 2022, respectively, are included.

The details of interest expense for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Interest on borrowings	146,014,978	80,720,746
Fees for the proceeds from the sale of stocks loaned	650,899	830,841
Interest on customers’ deposits	54,673,467	32,433,283
Interest on bonds sold under repurchase agreements	309,464,045	171,398,994
Losses on transactions of certificates of deposit	—	76
Interest on debentures	62,664,169	43,800,902
Interest on short-term note issued	429,887,015	163,134,122
Interest on asset-backed short-term bonds	131,221,020	107,825,509
Others [1]	14,218,657	17,964,855

	1,148,794,250	618,109,328

[1]	Interest on lease liabilities of ~~W~~ 4,881 million and ~~W~~ 3,574 million for the year ended December 31, 2023 and 2022, respectively, are included.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

30. Gain or Loss on Valuation and Disposal of Financial Assets measured at Amortised Costs

The detail of gain or loss on valuation and disposal of financial assets measured at amortised cost for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Gain(loss) on valuation of financial assets measured at amortised cost
Reversal(provision) of allowance for credit losses of loans	(123,584,912)	(22,255,908)
Reversal(provision) of allowance for credit losses of deposits	354,995	(12,598)
Reversal(provision) of allowance for credit losses of other financial assets	(15,162,352)	(6,901,629)
Gain(loss) on disposal of financial assets measured at amortised cost
Gain(loss) on disposal of loans measured at amortised cost	(4,382,553)	(6,094,227)

	(142,774,822)	(35,264,362)

31. Gain or Loss on Foreign Currency Transactions

The details of gain on foreign currency transactions for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Gain on foreign currency transactions	827,979,039	1,159,670,794
Gain on foreign exchange translation	102,004,206	103,735,617

	929,983,245	1,263,406,411

The details of loss on foreign currency transactions for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Loss on foreign currency transactions	788,318,378	1,121,891,568
Loss on foreign exchange translation	85,998,974	143,828,278

	874,317,352	1,265,719,846

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

32. Other Operating Income and Other Operating Expenses

The details of other operating income for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Dividend income	63,770,979	58,263,080
Distribution income	86,367,283	108,397,229
Reversal of provision for credit loss	817,283	866,708
Operating lease income	35,488,112	39,510,613
Others	27,872,532	15,862,203

	214,316,189	222,899,833

The details of other operating expenses for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Provision for credit loss	5,918,100	575,929
Others	92,413,704	26,511,442

	98,331,804	27,087,371

33. Selling and Administrative Expenses

(a)	The details of selling and administrative expenses for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Labor Costs
Salaries	448,871,610	376,100,893
Post-employment benefits	28,953,427	33,430,995
Retirement bonus	1,280,577	22,686,894
Other long-term employee benefits	1,313,191	(454,613)
Employee benefits	90,995,958	87,485,403

	571,414,763	519,249,572

Other selling and administrative expenses
Employee benefits	11,347,871	11,528,107
Sales promotion expenses	864,713	754,374
Computer system operation expenses	63,341,793	51,106,507
Management expenses for rent	20,658,152	19,660,703
Commissions	26,206,754	30,021,900
Research and development	281,008	495,341
Advertising expenses	29,048,118	27,793,451
Depreciation	50,640,026	51,040,964
Training expenses	2,622,960	3,043,596
Amortization expenses of intangible assets	40,004,759	27,876,572
Taxes and dues	37,389,799	27,825,717
Consignment fees	5,014,111	7,067,745
Others	44,725,549	45,129,548

	332,145,613	303,344,525

	903,560,376	822,594,097

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(b)	Stock Grant Agreement

The executives of the Group have stock grant agreement with KB Financial Group Inc, and the Group settles the expense arising from the agreement with KB Financial Group Inc. The Group recognizes the expense in profit or loss as selling and administrative expenses.

The details of the share grants linked to long-term performance as at December 31, 2023, are as follows:

(In number of shares)	Grant date	Granted shares	Payable shares[1]	Vesting conditions
Series 1-1	2010-1-1	1,231	266	Service, vesting conditions : market 40%, non-market 60%
Series 1-8	2011-1-1	1,289	365	Service, vesting conditions : market 40%, non-market 60%
Series 1-10	2012-1-1	1,976	644	Service, vesting conditions : market 40%, non-market 60%
Series 1-11	2012-6-18	708	142	Service, vesting conditions : market 40%, non-market 60%
Series 1-13	2013-1-1	3,340	1,074	Service, vesting conditions : market 40%, non-market 60%
Series 1-19	2015-2-24	1,812	584	Service, vesting conditions : market 30%, non-market 70%
Series 1-21	2016-1-1	6,671	1,309	Service, vesting conditions : market 30%, non-market 70%
Series 1-22	2016-12-30	36,732	10,250	Service, vesting conditions : market 20%, non-market 80%
Series 1-24	2017-2-24	1,698	1,516	Service, vesting conditions : market 20%, non-market 80%
Series 1-25	2017-6-1	1,511	—	Service, vesting conditions : market 20%, non-market 80%
Series 1-26	2017-9-4	1,551	1,028	Service, vesting conditions : market 20%, non-market 80%
Series 1-28	2018-1-1	12,252	2,961	Service, vesting conditions : market 20%, non-market 80%
Series 1-29	2018-7-9	1,208	—	Service, vesting conditions : market 20%, non-market 80%
Series 1-30	2019-1-1	80,289	45,119	Service, vesting conditions : market 80%, non-market 20%
Series 1-30	2019-1-1	4,580	3,482	Service, vesting conditions : market 0%, non-market 100%
Series 1-31	2019-2-24	809	637	Service, vesting conditions : market 20%, non-market 80%
Series 1-32	2019-3-4	1,888	1,021	Service, vesting conditions : market 20%, non-market 80%
Series 1-33	2019-6-1	3,994	1,621	Service, vesting conditions : market 20%, non-market 80%
Series 1-34	2019-9-1	2,927	706	Service, vesting conditions : market 20%, non-market 80%
Series 1-35	2019-9-4	358	207	Service, vesting conditions : market 20%, non-market 80%
Series 1-36	2019-5-27	1,167	383	Service, vesting conditions : market 20%, non-market 80%
Series 1-37	2020-1-1	48,962	17,855	Service, vesting conditions : market 20%, non-market 80%
Series 1-38	2020-3-6	2,856	1,233	Service, vesting conditions : market 0%, non-market 100%
Series 1-39	2020-8-1	12,744	4,173	Service, vesting conditions : market 20%, non-market 80%
Series 1-40	2021-1-1	98,808	42,155	Service, vesting conditions : market 80%, non-market 20%
Series 1-40	2021-1-1	5,675	2,237	Service, vesting conditions : market 0%, non-market 100%

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

Series 1-41	2021-3-4	3,591	5,383	Service, vesting conditions : market 20%, non-market 80%
Series 1-42	2021-3-15	5,034	5,552	Service, vesting conditions : market 20%, non-market 80%
Series 1-43	2021-5-27	604	199	Service, vesting conditions : market 20%, non-market 80%
Series 1-44	2021-6-1	2,904	4,601	Service, vesting conditions : market 20%, non-market 80%
Series 1-45	2021-8-1	2,320	2,980	Service, vesting conditions : market 20%, non-market 80%
Series 1-46	2021-9-1	3,201	5,338	Service, vesting conditions : market 20%, non-market 80%
Series 1-47	2022-1-1	61,447	70,901	Service, vesting conditions : market 20%, non-market 80%
Series 1-48	2022-2-17	1,990	2,695	Service, vesting conditions : market 20%, non-market 80%
Series 1-49	2022-3-6	928	256	Service, vesting conditions : market 0%, non-market 100%
Series 1-50	2022-03-14	1,060	1,060	Service, vesting conditions : market 20%, non-market 80%
Series 1-51	2022-05-09	2,839	2,338	Service, vesting conditions : market 20%, non-market 80%
Series 1-52	2022-07-18	602	602	Service, vesting conditions : market 20%, non-market 80%
Series 1-53	2022-08-01	4,945	4,484	Service, vesting conditions : market 20%, non-market 80%
Series 1-54	2022-08-16	3,375	4,381	Service, vesting conditions : market 20%, non-market 80%
Series 1-55	2023-01-01	76,499	46,927	Service, vesting conditions : market 20%, non-market 80%
Series 1-55	2023-01-01	5,022	2,507	Service, vesting conditions : market 0%, non-market 100%
Series 1-56	2023-02-15	3,161	1,383	Service, vesting conditions : market 20%, non-market 80%
Series 1-57	2023-03-04	3,361	1,393	Service, vesting conditions : market 20%, non-market 80%
Series 1-58	2023-03-15	1,367	1,367	Service, vesting conditions : market 20%, non-market 80%
Series 1-59	2023-06-01	3,626	1,061	Service, vesting conditions : market 20%, non-market 80%
Series 1-60	2023-08-01	2,768	579	Service, vesting conditions : market 20%, non-market 80%
Series 1-61	2023-09-01	3,390	565	Service, vesting conditions : market 20%, non-market 80%

		531,070	307,520

[1]	The number of maximum payable shares per executive as at December 31, 2023.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

The details of share grants linked to short-term performance as at December 31, 2023, are as follows:

(In number of shares)	Grant date	Granted shares	Payable shares[1]	Vesting conditions[2]
Series 2-3	2016-1-1	6,844	1,823	Proportional to service period, vesting conditions satisfied
Series 2-4	2017-1-1	25,285	12,171	Proportional to service period, vesting conditions satisfied
Series 2-5	2018-1-1	36,155	22,049	Proportional to service period, vesting conditions satisfied
Series 2-6	2019-1-1	60,039	19,601	Proportional to service period, vesting conditions satisfied
Series 2-7	2020-1-1	68,689	37,482	Proportional to service period, vesting conditions satisfied
Series 2-8	2021-1-1	69,448	54,053	Proportional to service period, vesting conditions satisfied
Series 2-9	2022-1-1	55,521	55,521	Proportional to service period, vesting conditions satisfied
Series 2-10	2023-1-1	94,583	94,583	Proportional to service period, vesting conditions satisfied
Series 3-3	2016-1-1	15,036	7,458	Proportional to service period, vesting conditions satisfied
Series 3-4	2017-1-1	12,112	7,055	Proportional to service period, vesting conditions satisfied
Series 3-5	2018-1-1	10,352	8,896	Proportional to service period, vesting conditions satisfied
Series 3-6	2019-1-1	44,696	16,885	Proportional to service period, vesting conditions satisfied
Series 3-7	2020-1-1	77,112	39,144	Proportional to service period, vesting conditions satisfied
Series 3-8	2021-1-1	91,948	73,194	Proportional to service period, vesting conditions satisfied
Series 3-9	2022-1-1	66,060	66,060	Proportional to service period, vesting conditions satisfied
Series 4-1	2017-12-31	23,667	21,865	Proportional to service period, vesting conditions satisfied
Series 4-2	2019-12-31	255,976	10,243	Proportional to service period, vesting conditions satisfied
Series 4-3	2020-12-31	267,279	98,725	Proportional to service period, vesting conditions satisfied
Series 4-4	2021-12-31	270,257	200,417	Proportional to service period, vesting conditions satisfied
Series 4-5	2022-12-31	217,733	217,733	Proportional to service period, vesting conditions satisfied

		1,768,792	1,064,958

[1]	The number of maximum payable shares per executive as at December 31, 2023.
[2]	Number of vested shares is determined by performance and paid for a deferred payment schedule over 3 to 5 years.

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as at December 31, 2023, are as follows:

(In Korean won)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Series 1-1	3.434	—	49,315~52,755
Series 1-8	3.434	—	49,315~52,755
Series 1-10	3.434	—	49,315~52,755
Series 1-11	3.434	—	47,631~47,631
Series 1-13	3.434	—	47,631~52,755
Series 1-19	3.434	—	45,096~47,631
Series 1-21	3.434	—	45,096~52,755
Series 1-22	3.434	—	45,096~56,379
Series 1-24	3.434	—	45,096~56,379

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In Korean won)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Series 1-26	3.434	—	45,096~56,379
Series 1-28	3.434	—	45,096~56,379
Series 1-30	3.434	—	44,873~56,379
Series 1-31	3.434	—	45,096~56,379
Series 1-32	3.434	—	42,787~47,066
Series 1-33	3.434	—	51,649~52,755
Series 1-34	3.434	—	51,649~52,755
Series 1-35	3.434	—	45,096~56,379
Series 1-36	3.434	—	51,649~52,755
Series 1-37	3.434	—	47,066~52,755
Series 1-38	3.434	—	49,315~52,755
Series 1-39	3.434	—	49,315~52,755
Series 1-40	3.434	—	44,873~52,755
Series 1-41	3.434	41,598~51,288	42,787~47,066
Series 1-42	3.434	44,468~49,843	47,066~51,649
Series 1-43	3.434	—	51,649~52,755
Series 1-44	3.434	40,109~49,453	42,787~47,066
Series 1-45	3.434	47,038~52,723	47,066~51,649
Series 1-46	3.434	47,066~52,755	47,066~51,649
Series 1-47	3.434	42,096~48,102	47,066~51,649
Series 1-48	3.434	38,995~44,883	44,873~49,315
Series 1-49	3.434	—	49,315~52,755
Series 1-50	3.434	44,402~49,769	47,066~51,649
Series 1-51	3.434	42,445~48,855	44,873~49,315
Series 1-52	3.434	46,882~52,549	47,066~51,649
Series 1-53	3.434	42,737~49,191	44,873~52,755
Series 1-54	3.434	42,203~48,576	44,873~49,315
Series 1-55	3.434	44,873~52,755	44,873~51,649
Series 1-56	3.434	42,787~49,315	42,787~47,066
Series 1-57	3.434	42,787~49,315	42,787~47,066
Series 1-58	3.434	47,066~52,755	47,066~51,649
Series 1-59	3.434	42,787~49,315	42,787~47,066
Series 1-60	3.434	41,987~48,393	42,787~47,066
Series 1-61	3.434	39,955~46,050	42,787~47,066
Series 2-3	3.434	—	47,631~52,755
Series 2-4	3.434	—	44,873~52,755
Series 2-5	3.434	—	44,873~56,379
Series 2-6	3.434	—	42,787~56,379
Series 2-7	3.434	—	42,787~56,379
Series 2-8	3.434	—	42,787~53,595
Series 2-9	3.434	—	42,787~52,755
Series 2-10	3.434	—	42,787~51,649
Series 3-3	3.434	—	47,631~52,755
Series 3-4	3.434	—	45,096~52,755
Series 3-5	3.434	—	44,873~56,379
Series 3-6	3.434	—	44,873~56,379
Series 3-7	3.434	—	44,873~56,379
Series 3-8	3.434	—	44,873~52,755
Series 3-9	3.434	—	44,873~52,755
Series 4-1	3.434	—	45,096~56,379
Series 4-2	3.434	—	50,973~50,973
Series 4-3	3.434	—	49,315~52,755
Series 4-4	3.434	—	50,973~52,755
Series 4-5	3.434	—	49,315~52,755

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

The Group used the volatility of the stock price over the previous year as the expected volatility and used the dividend yield as the arithmetic mean of the dividend rate of one year before, two years before, and three years before the base year, in order to calculate fair value. Fair value is calculated based on risk free interest rate of 1 year-KTB rate.

In relation to the above share-based arrangements, the compensation cost amounting to ~~W~~ 66,785,811 thousand and ~~W~~ 63,905,175 thousand is recorded as accrued expenses to KB Financial Group Inc. as at December 31, 2023 and 2022, respectively.

34. Non-operating Income and Non-operating Expenses

The details of non-operating income for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Gain on disposal of property and equipment	8,321	1,499,486
Gain on disposal of investment properties	—	601,745
Gain on disposal of intangible assets	1,436,275	—
Reversal of impairment loss on intangible assets	1,726,399	394,684
Reversal of revaluation loss for property and equipment	—	72,800
Rent	6,781,887	6,280,529
Gain related to investments in associates	27,759,056	16,002,191
Gain on disposal of assets held for sale	—	8,967,270
Others	29,592,459	66,898,514

	67,304,397	100,717,219

The details of non-operating expenses for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Loss on disposal of property and equipment	29,760	292,841
Loss on disposal of investment properties	—	29,912
Depreciation of investment properties	433,894	468,531
Loss on disposal of intangible assets	2,500	22,000
Impairment loss on investment properties [1]	109,155,681	—
Impairment loss on intangible assets	74,692	1,028,751
Revaluation loss for property and equipment	—	451,905
Donation	3,852,653	8,064,498
Loss related to investments in subsidiaries and associates	70,652,736	12,962,791
Others	70,495,148	60,064,385

	254,697,064	83,385,614

[1]

During the year ended December 31, 2023, there were signs of impairment for investment properties held by VREF Shaftesbury ScSp and BECKETT ACQUISITION LIMITED, which were subsidiaries of the Group, and the estimated recoverable amount was lower than the book value, so ~~W~~ 46,301 million and ~~W~~ 62,855 million of impairment losses, respectively, were recognized.

As at December 31, 2023, VREF Shaftesbury ScSp and BECKETT ACQUISITION LIMITED were excluded from consolidation.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

35. Tax Expense and Deferred Tax

The details of income tax expense for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Current tax
Current tax on profits for the year	151,268,757	60,368,151
Adjustments in respect of prior years	1,908,328	(1,091,538)
Deferred tax
Origination and reversal of temporary differences	(46,437,792)	41,473,246
Tax recognized directly in equity
Gain or loss on valuation for financial assets at FVOCI	(19,580,805)	(2,162,640)
Shares of other comprehensive income of associates	1,421,275	244,705
Gain on revaluation of property and equipment	84,436	(12,328,212)
Remeasurements of net defined benefit liabilities	1,798,561	(1,040,964)
Foreign operations translation	(589,364)	(8,817,090)
Hedge of net investments in foreign operations	(824,146)	1,823,373
Changes on the fair value of financial liabilities designated at FVTPL due to the change of credit risk	19,037,679	(13,967,207)
Tax effect derived from group’s income tax system	(3,353,308)	2,997,367

Income tax expense	104,733,621	67,499,191

Reconciliations of profit before tax and tax expense for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Profit before tax (A)	492,761,458	262,326,853

Tax based on statutory rate	119,727,025	63,021,098
Adjustments
Non-deductible expense	4,853,834	4,321,064
Non-taxable income	(8,847,983)	(3,968,641)
Changes in deferred tax assets (liabilities) that have not been recognized	(7,517,397)	(8,763,046)
Effect from tax reduction and credit	(1,362,312)	(201,610)
Adjustment in respect of prior years	1,908,329	(1,091,537)
Tax effect from group’s income tax system	(3,353,308)	2,997,367
Changes in tax rate	350,253	2,045,539
Others	(1,024,820)	9,138,957

Tax expense (B)	104,733,621	67,499,191

Effective tax rate (B/A)	21.25%	25.73%

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

The changes in deferred tax assets (liabilities) for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Beginning balance	Profit (loss) for the year	Other comprehensive income	Ending balance
Provision for impairment	136,919	(517)	—	136,402
Commissions income	7,803,594	1,333,066	—	9,136,660
Financial assets at FVOCI	(85,934,450)	403,339	(19,687,942)	(105,219,053)
Defined benefit obligation	17,820,541	161,717	1,798,561	19,780,819
Other long-term employee benefits	1,901,703	(33,816)	—	1,867,887
Financial assets at FVTPL	195,212,195	(159,303,751)	—	35,908,444
Financial liabilities at FVTPL	(307,146,060)	50,510,309	19,037,679	(237,598,072)
Accrued expenses	54,462,905	14,753,559	—	69,216,464
Dividends (specific overseas company)	9,419,063	(140,884)	—	9,278,179
Accrued income	(24,776,460)	(9,752,775)	—	(34,529,235)
Property and equipment	(22,035,671)	(4,181)	84,436	(21,955,416)
Provisions for asset retirement obligation	2,332,599	58,956	—	2,391,555
Investments in associates and subsidiaries	(163,368)	(2,314,051)	—	(2,477,419)
Derivatives	45,168,323	109,004,625	—	154,172,948
Loans	1,604,716	(98,398)	—	1,506,318
Intangible assets	(20,232,372)	(620,051)	—	(20,852,423)
Plan assets	(3,293,977)	(209,514)	—	(3,503,491)
Advance depreciation provision	(2,410,822)	9,097	—	(2,401,725)
Interest related to loan for construction	(58,852)	3,945	—	(54,907)
Others	52,127,630	43,311,683	—	95,439,313

Subtotal	(78,061,844)	47,072,358	1,232,734	(29,756,752)
Unrecognized deferred tax assets (liabilities) of the Parent Company	(4,216,737)	(8,149,183)	—	(12,365,920)

Deferred tax assets (liabilities) of the Parent Company, net [1]	(73,845,107)	55,221,541	1,232,734	(17,390,832)
Deferred tax assets of subsidiaries	1,289,260	(266,040)	—	1,023,220
Deferred tax liabilities of subsidiaries	(2,783,295)	1,972,745	—	(810,550)
Changes in deferred tax assets due to adjustment of consolidation	18,276,688	(12,104,129)	114,901	6,287,460

Deferred tax assets of the Group	1,289,260	(266,040)	—	1,023,220

Deferred tax liabilities of the Group	(58,351,714)	45,090,157	1,347,635	(11,913,922)

[1]	The income tax rates used in computing deferred tax assets (liabilities) are the expected average tax rate, applicable to the forecasted period when the temporary differences are reversed.

	2022
(in thousands of Korean won)	Beginning balance	Profit (loss) for the year	Other comprehensive income	Ending balance
Provision for impairment	142,086	(5,167)	—	136,919
Commissions income	4,622,730	3,180,864	—	7,803,594
Financial assets at FVOCI	(79,210,178)	(4,561,632)	(2,162,640)	(85,934,450)
Defined benefit obligation	19,501,520	(640,015)	(1,040,964)	17,820,541
Other long-term employee benefits	2,098,484	(196,781)	—	1,901,703
Financial assets at FVTPL	55,244,765	139,967,430	—	195,212,195
Financial liabilities at FVTPL	(49,107,485)	(244,071,368)	(13,967,207)	(307,146,060)
Accrued expenses	75,757,563	(21,294,658)	—	54,462,905
Dividends (specific overseas company)	10,545,651	(1,126,588)	—	9,419,063
Accrued income	(22,988,746)	(1,787,714)	—	(24,776,460)
Property and equipment	(9,782,627)	75,168	(12,328,212)	(22,035,671)
Provisions for asset retirement obligation	2,199,329	133,270	—	2,332,599

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

Investments in associates and subsidiaries	1,747,824	(1,911,192)	—	(163,368)
Derivatives	(57,458,767)	102,627,090	—	45,168,323
Loans	1,584,488	20,228	—	1,604,716
Intangible assets	(20,530,350)	297,978	—	(20,232,372)
Plan assets	(4,206,052)	912,075	—	(3,293,977)
Advance depreciation provision	(2,501,796)	90,974	—	(2,410,822)
Interest related to loan for construction	(64,951)	6,099	—	(58,852)
Others	40,214,857	11,912,773	—	52,127,630

Subtotal	(32,191,655)	(16,371,166)	(29,499,023)	(78,061,844)
Unrecognized deferred tax assets (liabilities) of the Parent Company	(3,604,707)	(612,030)	—	(4,216,737)

Deferred tax assets (liabilities) of the Parent Company, net [1]	(28,586,948)	(15,759,136)	(29,499,023)	(73,845,107)
Deferred tax assets of subsidiaries	—	1,289,260	—	1,289,260
Deferred tax liabilities of subsidiaries	(2,825,915)	42,620	—	(2,783,295)
Changes in deferred tax assets due to adjustment of consolidation	14,534,394	10,491,306	(6,749,012)	18,276,688

Deferred tax assets of the Group	—	1,289,260	—	1,289,260

Deferred tax liabilities of the Group	(16,878,469)	(5,225,210)	(36,248,035)	(58,351,714)

[1]	The income tax rates used in computing deferred tax assets (liabilities) are the expected average tax rate, applicable to the forecasted period when the temporary differences are reversed.

Temporary differences which were not recognized due to uncertainty of their realization as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Taxable temporary difference
Investments in subsidiaries	134,894,928	117,273,403
Intangible assets	58,888,990	58,888,990
Others	445,550	445,550

	194,229,468	176,607,943

Deductible temporary difference
Commission	9,239,637	7,512,805
Dividends	20,365,324	35,543,632
Investments in subsidiaries	22,786,722	20,188,708
Others	2,705,305	2,705,305

	55,096,988	65,950,450

	139,132,480	110,657,493

Details of income taxes that are charged or credited directly to equity for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Recognized in other comprehensive income
Gain or loss on valuation for financial assets at FVOCI	(15,919,147)	(39,698)
Shares of other comprehensive income of associates	1,421,275	244,705
Gains on revaluation of property and equipment	84,436	(12,328,212)
Remeasurements of net defined benefit liabilities	1,798,561	(1,040,964)
Foreign operations translation	(589,364)	(8,817,090)
Hedge of net investments in foreign operations	(824,146)	1,823,373
Changes on the fair value of financial liabilities designated at FVTPL due to the change of credit risk	19,037,679	(13,967,207)
Reclassified to profit or loss
Gain or loss on valuation for financial assets at FVOCI	(3,661,658)	(2,122,942)

	1,347,636	(36,248,035)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

36. Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortised cost. Measurement policies for each category of financial assets and financial liabilities are disclosed in Note 2, ‘Material accounting policies’.

The carrying amounts of financial assets and liabilities by category as at December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Financial asset measured at fair value through profit or loss	Financial asset measured at amortised cost	Financial asset measured at fair value through other comprehensive income	Totals
Financial Assets
Cash and deposits	—	2,927,067,230	—	2,927,067,230
Financial assets at FVTPL	35,948,948,684	—	—	35,948,948,684
Derivative financial assets	1,138,492,891	—	—	1,138,492,891
Equity instruments at FVOCI	—	—	864,193,831	864,193,831
Debt instruments at FVOCI	—	—	4,270,319,038	4,270,319,038
Loans measured at amortised cost	—	10,418,945,936	—	10,418,945,936
Other financial assets	—	4,072,941,183	—	4,072,941,183

	37,087,441,575	17,418,954,349	5,134,512,869	59,640,908,793

	2023
(in thousands of Korean won)	Financial liabilities measured at fair value through profit or loss	Financial liabilities designated at fair value through profit or loss	Financial liabilities measured at amortised cost	Derivative liabilities (hedging)	Totals
Financial Liabilities
Financial liabilities at FVTPL	2,860,033,642	—	—	—	2,860,033,642
Financial liabilities designated at FVTPL	—	7,975,847,458	—	—	7,975,847,458
Derivative financial liabilities	1,810,865,351	—	—	5,307,120	1,816,172,471
Deposit liabilities	—	—	7,122,595,110	—	7,122,595,110
Borrowings	—	—	30,640,156,335	—	30,640,156,335
Other financial liabilities	—	—	3,894,408,700	—	3,894,408,700

	4,670,898,993	7,975,847,458	41,657,160,145	5,307,120	54,309,213,716

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

	2022
(in thousands of Korean won)	Financial asset measured at fair value through profit or loss	Financial asset measured at amortised cost	Financial asset measured at fair value through other comprehensive income	Totals
Financial Assets
Cash and deposits	—	4,537,576,194	—	4,537,576,194
Financial assets at FVTPL	29,549,677,944	—	—	29,549,677,944
Derivative financial assets	1,724,310,258	—	—	1,724,310,258
Equity instruments at FVOCI	—	—	687,825,614	687,825,614
Debt instruments at FVOCI	—	—	4,112,728,624	4,112,728,624
Loans measured at amortised cost	—	8,907,503,612	—	8,907,503,612
Other financial assets	—	2,687,932,514	—	2,687,932,514

	31,273,988,202	16,133,012,320	4,800,554,238	52,207,554,760

	2022
(in thousands of Korean won)	Financial liabilities measured at fair value through profit or loss	Financial liabilities designated at fair value through profit or loss	Financial liabilities measured at amortised cost	Derivative liabilities (hedging)	Totals
Financial Liabilities
Financial liabilities at FVTPL	2,082,979,265	—	—	—	2,082,979,265
Financial liabilities designated at FVTPL	—	10,088,600,213	—	—	10,088,600,213
Derivative financial liabilities	2,310,859,900	—	—	11,616,190	2,322,476,090
Deposit liabilities	—	—	6,799,233,076	—	6,799,233,076
Borrowings	—	—	23,523,195,868	—	23,523,195,868
Other financial liabilities	—	—	2,389,541,471	—	2,389,541,471

	4,393,839,165	10,088,600,213	32,711,970,415	11,616,190	47,206,025,983

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

37. Financial Instruments

37.1 Fair Value of Financial Instruments by Class

Fair values of financial assets and financial liabilities as at December 31, 2023 and 2022, are as follows:

	2023		2022
(in thousands of Korean won)	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and deposits [2]	2,927,067,230	2,927,067,230	4,537,576,194	4,537,576,194
Financial assets at FVTPL [1]	35,948,948,684	35,948,948,684	29,549,677,944	29,549,677,944
Derivative financial assets [1]	1,138,492,891	1,138,492,891	1,724,310,258	1,724,310,258
Financial assets at FVOCI	5,134,512,869	5,134,512,869	4,800,554,238	4,800,554,238
Loans measured at amortised cost	10,418,945,936	10,413,875,783	8,907,503,612	8,885,090,216
Other financial assets[2]	4,072,941,183	4,072,941,183	2,687,932,514	2,687,932,514

	59,640,908,793	59,635,838,640	52,207,554,760	52,185,141,364

[1]	Deferred transaction gain or losses are adjusted in the carrying amount.
[2]

The fair value of cash and deposits, other financial assets, deposit liabilities and other financial liabilities with short maturity dates or uncertain maturity dates is presented at their book amounts.

	2023		2022
(in thousands of Korean won)	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Deposit liabilities [2]	7,122,595,110	7,122,595,110	6,799,233,076	6,799,233,076
Financial liabilities at FVTPL	2,860,033,642	2,860,033,642	2,082,979,265	2,082,979,265
Financial liabilities designated at FVTPL[1]	7,975,847,458	7,975,847,458	10,088,600,213	10,088,600,213
Derivative financial liabilities[1]	1,816,172,471	1,816,172,471	2,322,476,090	2,322,476,090
Borrowings	30,640,156,335	30,630,441,081	23,523,195,868	23,460,054,713
Other financial liabilities[2]	3,894,408,700	3,894,408,700	2,389,541,471	2,389,541,471

	54,309,213,716	54,299,498,462	47,206,025,983	47,142,884,828

[1]	Deferred transaction gain or losses are adjusted in the carrying amount.
[2]

The fair value of cash and deposits, other financial assets, deposit liabilities and other financial liabilities with short maturity dates or uncertain maturity dates is presented at their book amounts.

Fair value is the price that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

37.2 Fair Value Hierarchy

Financial instruments measured at fair value are categorized within the fair value hierarchy, and the defined levels are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2	Fair value using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices)

Level 3	Fair value using inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

The inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The observable input is generally used to the fair value measurement. However, if an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

(a)	Fair value hierarchy of financial instruments measured at fair value

The fair value hierarchy of financial assets and liabilities measured at fair value as at December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at FVTPL – debt instruments [1]	6,754,020,776	24,674,105,236	3,046,586,050	34,474,712,062
Financial assets at FVTPL - equity instruments	767,920,689	428,787,120	277,528,813	1,474,236,622
Derivative financial assets[1]	26,360,675	1,020,502,956	91,629,260	1,138,492,891
Financial assets at FVOCI	7,656,523	4,690,968,746	435,887,600	5,134,512,869

	7,555,958,663	30,814,364,058	3,851,631,723	42,221,954,444

Financial liabilities
Financial liabilities at FVTPL	2,860,033,642	—	—	2,860,033,642
Financial liabilities designated at FVTPL[1]	56,685,594	881,791,359	7,037,370,505	7,975,847,458
Derivative financial liabilities[1]	95,264,720	965,353,254	755,554,497	1,816,172,471

	3,011,983,956	1,847,144,613	7,792,925,002	12,652,053,571

[1]	Deferred transaction gain or losses are adjusted in the carrying amount.

	2022
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at FVTPL – debt instruments [1]	6,264,846,729	19,561,321,806	2,437,013,557	28,263,182,092
Financial assets at FVTPL - equity instruments	499,336,398	568,075,509	219,083,945	1,286,495,852
Derivative financial assets[1]	98,643,416	1,504,891,727	120,775,115	1,724,310,258
Financial assets at FVOCI	5,025,406	4,372,289,778	423,239,054	4,800,554,238

	6,867,851,949	26,006,578,820	3,200,111,671	36,074,542,440

Financial liabilities
Financial liabilities at FVTPL	2,082,979,265	—	—	2,082,979,265
Financial liabilities designated at FVTPL[1]	35,687,313	1,811,403,735	8,241,509,165	10,088,600,213
Derivative financial liabilities[1]	423,867,393	1,121,066,848	777,541,849	2,322,476,090

	2,542,533,971	2,932,470,583	9,019,051,014	14,494,055,568

[1]	Deferred transaction gain or losses are adjusted in the carrying amount.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

37.3 Valuation techniques and inputs classified by Level 2

The details of the valuation techniques and inputs classified by Level 2 as at December 31, 2023 and 2022 are as follows:

(in thousands of Korean won)	2023	Valuation techniques	Inputs
Financial assets at FVTPL	25,102,892,356	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model, Net asset value and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate and others
Derivative financial assets(trading)	1,020,502,956	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model, Net asset value and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility and others
Financial assets at FVOCI	4,690,968,746	DCF Model	Discount rate, Interest rate and others

	30,814,364,058

Financial liabilities designated at FVTPL	881,791,359	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model, Net asset value and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate
Derivative financial liabilities(trading)	960,046,134	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model, Net asset value and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility
Derivative financial liabilities(hedging)	5,307,120	DCF Model	Discount rate, exchange rate and others

	1,847,144,613

(in thousands of Korean won)	2022	Valuation techniques	Inputs
Financial assets at FVTPL	20,129,397,315	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model, Net asset value and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate and others
Derivative financial assets(trading)	1,504,891,727	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model, Net asset value and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility and others
Financial assets at FVOCI	4,372,289,778	DCF Model	Discount rate, Interest rate and others

	26,006,578,820

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

Financial liabilities designated at FVTPL	1,811,403,735	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model, Net asset value and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate
Derivative financial liabilities(trading)	1,109,450,658	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model, Net asset value and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility
Derivative financial liabilities(hedging)	11,616,190	DCF Model	Discount rate, exchange rate and others

	2,932,470,583

37.4 Level 3 of the Fair Value Hierarchy Disclosure

(a)	Valuation Process for Fair Value Measurements Categorized Within Level 3 of the Fair Value Hierarchy

The fair value of financial instruments classified as Level 3 is determined by external valuation or self-valuation of the Group. Unobservable inputs are produced by the external appraiser or internal valuation system and the Group reviews the adequacy of the inputs. The Risk Management Council reviews the adequacy of the assessment methodology and valuation method of external appraiser and the internal valuation. The agenda of the Risk Management Council is being reported or approved by the Risk Committee.

(b)	Changes in Fair Value Measurements Categories of the Fair Value hierarchy

The changes in financial instruments with Level 3 fair value for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Beginning balance	2,656,097,502	423,239,054	(656,766,734)	(8,241,509,165)
Total gains or losses
Profit or loss	92,977,448	—	(75,110,379)	(337,404,523)
Other comprehensive income	—	12,640,160	—	(32,370,491)
Purchases	1,328,794,036	(1)	11,645,512	—
Sales	(762,414,786)	8,387	(6,653,771)	—
Issues	—	—	(6,275,195)	(4,431,945,040)
Settlements	—	—	69,235,330	6,005,858,714
Transfer within levels [1]	8,660,663	—	—	—

Ending balance	3,324,114,863	435,887,600	(663,925,237)	(7,037,370,505)

[1]	Transfer within levels occurred due to the change in the availability of observable market data on the financial instruments.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

	2022
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Beginning balance	1,899,337,278	368,355,671	41,344,748	(7,829,040,979)
Total gains or losses
Profit or loss	(70,107,637)	—	(666,119,493)	563,317,417
Other comprehensive income	—	54,800,585	—	60,520,089
Purchases	1,182,931,242	82,798	23,525,783	—
Sales	(361,277,691)	—	(59,177,496)	—
Issues	—	—	(14,796,230)	(5,222,820,340)
Settlements	—	—	18,455,954	4,186,514,648
Transfer within levels [1]	5,214,310	—	—	—

Ending balance	2,656,097,502	423,239,054	(656,766,734)	(8,241,509,165)

[1]	Transfer within levels occurred due to the change in the availability of observable market data on the financial instruments.

In relation to changes in Level 3 fair value, total gains or losses related to the asset and liabilities held at the reporting date are included in the statements of comprehensive income for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Profit or loss
Gain or loss on valuation of financial instruments[1]	53,120,630	—	(38,278,972)	70,813,358
Other comprehensive income
Gain or loss on valuation of financial assets at FVOCI[2]	—	12,640,160	—	—
Changes in fair value of financial liabilities at FVTPL due to the change of credit risk[2]	—	—	—	(51,567,843)

	53,120,630	12,640,160	(38,278,972)	19,245,515

[1]	Included in gain or loss on valuation and disposal of financial instruments on the statements of Profit or Loss.
[2]	Included in other comprehensive income on the statements of comprehensive income.

	2022
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Profit or loss
Gain or loss on valuation of financial instruments[1]	(84,556,890)	—	(558,677,313)	726,467,752
Other comprehensive income
Gain or loss on valuation of financial assets at FVOCI[2]	—	54,800,585	—	—
Changes in fair value of financial liabilities at FVTPL due to the change of credit risk[2]	—	—	—	56,580,809

	(84,556,890)	54,800,585	(558,677,313)	783,048,561

[1]	Included in gain or loss on valuation and disposal of financial instruments on the statements of Profit or Loss.
[2]	Included in other comprehensive income on the statements of comprehensive income.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(c)	Valuation techniques and the Inputs classified by Level 3

Valuation techniques and inputs for level 3 financial instruments are as follows:

	2023
(in thousands of Korean won)	Type	Fair value	Valuation techniques	Inputs	Unobservable input	Range	Relevance
Financial assets at FVTPL	Equity-linked securities	9,129,439	DCF model, Closed Form, Monte Carlo	Price of underlying asset, interest rate,	Underlying asset volatility	0.29 ~ 0.37	Proportional
					Correlation	0.57 ~ 0.76	Proportional
	Other derivative linked securities	508,364,682	Simulation, Hull and White,	discount rate, dividend ratio,	Underlying asset volatility	0.21 ~ 1.07	Proportional
			Black-Scholes Model, Net asset value, etc.	volatility of underlying assets, correlation of underlying assets,	Correlation	-0.01 ~ 0.90	Proportional
	Other OTC derivative linked contract	179,415,684			Underlying asset volatility	0.14 ~ 0.28	Proportional
				volatility of interest rate, probability of default	Correlation	-0.60 ~ 0.75	Proportional
	Debt instruments	2,349,676,246			Underlying asset volatility	0.13 ~ 0.69	Proportional
	Equity instruments[1]	277,528,812			Discount rate	0.08 ~ 0.23	Inversely proportional
Derivative financial assets (trading)		91,629,260			Underlying asset volatility	0.09 ~ 1.07	Proportional
					Correlation	-0.60 ~ 0.79	Proportional
Financial assets at FVOCI	Equity instruments	435,887,600	DCF model, Risk-adjusted discount rate model, IMV model and others	Growth rate, discount rate	Growth rate	0.01 ~ 0.01	Proportional
					Discount rate	0.13 ~ 0.14	Inversely proportional

		3,851,631,723

Financial liabilities designated at FVTPL	Equity-linked securities sold	5,108,542,623	DCF model, Closed Form, Monte Carlo	Price of underlying asset, interest rate, discount rate,	Underlying asset volatility	0.14 ~ 0.52	Proportional
					Correlation	-0.60 ~ 0.78	Proportional
	Derivatives linked securities sold	1,734,494,561	Simulation, Hull and White, Black-Scholes Model, Net asset	dividend ratio, volatility of underlying assets, correlation of	Underlying asset volatility	0.01 ~ 1.07	Proportional
		194,333,321			Correlation	-0.60 ~ 0.90	Proportional
	Other OTC derivatives linked contract sold[1]	755,554,497	value, etc.	underlying assets, volatility of interest rate, probability of	Underlying asset volatility	0.14 ~ 0.47	Proportional
Derivative financial liabilities (trading)				default	Correlation Underlying asset volatility	-0.60 ~ 0.73 0.04 ~ 1.07	Proportional Proportional
					Correlation	-0.60 ~ 0.90	Proportional

		7,792,925,002

[1]	Derivatives which derive their value from interest rate, stock price, foreign exchange rate, commodity price, credit rate and others are included.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

	2022
(in thousands of Korean won)	Type	Fair value	Valuation techniques	Inputs	Unobservable input	Range	Relevance
Financial assets at FVTPL	Equity-linked securities	10,127,847	DCF model, Closed Form, Monte Carlo Simulation, Hull	Price of underlying asset, interest rate, discount rate,	Underlying asset volatility Correlation	0.22 ~ 0.25	Proportional
						-0.37 ~ 0.73	Proportional
	Other derivative linked securities	162,897,287	and White, Black- Scholes	dividend ratio, volatility	Underlying asset volatility Correlation	0.25 ~ 0.33	Proportional
						0.12 ~ 0.93	Proportional
	Other OTC derivative linked contract	231,308,457	Model, Net asset value, etc.	of underlying assets, correlation of underlying	Underlying asset volatility	0.19 ~ 0.36	Proportional
					Correlation	-0.60 ~ 0.76	Proportional
	Debt instruments	2,032,679,966		assets, volatility of interest rate,	Underlying asset volatility	0.24 ~ 0.36	Proportional
	Equity instruments[1]	219,083,945		probability of	Discount rate	0.08 ~ 0.23	Inversely proportional
Derivative financial assets (trading)		120,775,115		default	Underlying asset volatility	0.10 ~ 0.59	Proportional
					Correlation	-0.60 ~ 0.93	Proportional
Financial assets at FVOCI	Equity instruments	423,239,054	DCF model, Risk- adjusted discount rate model, IMV model and others	Growth rate, discount rate	Growth rate	0.01 ~ 0.01	Proportional
					Discount rate	0.11 ~ 0.13	Inversely proportional

		3,200,111,671

Financial liabilities designated at	Equity-linked securities sold	6,726,257,399	DCF model, Closed Form, Monte Carlo Simulation, Hull and	Price of underlying asset, interest rate, discount rate,	Underlying asset volatility	0.19 ~ 0.59	Proportional
FVTPL			White, Black- Scholes	dividend ratio,	Correlation	-0.60 ~ 0.80	Proportional
	Derivatives linked securities sold	1,321,382,570	Model, Net asset value, etc.	volatility of underlying assets, correlation of underlying assets,	Underlying asset volatility	0.01 ~ 1.19	Proportional
					Correlation	-0.50 ~ 0.93	Proportional
	Other OTC derivatives linked contract sold[1]	193,869,196		volatility of interest rate, probability of default	Underlying asset volatility	0.19 ~ 0.32	Proportional
					Correlation	-0.60 ~ 0.73	Proportional
Derivative financial liabilities (trading)		777,541,849			Underlying asset volatility	0.09 ~ 1.19	Proportional
					Correlation	-0.60 ~ 0.93	Proportional

		9,019,051,014

[1]	Derivatives which derive their value from interest rate, stock price, foreign exchange rate, commodity price, credit rate and others are included.

(d)	Sensitivity Analysis of Recurring Fair Value Measurements Categorized Within Level 3 of the Fair Value Hierarchy

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable inputs, using a statistical technique. When the fair value is affected by more than two inputs, the amounts represent the most favorable or most unfavorable.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

The results of the sensitivity analysis for the effect on profit or loss from changes in inputs for each financial instrument as at December 31, 2023 and 2022, are as follows.

	2023
	Profit and loss		Other comprehensive income
(in thousands of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at FVTPL[1]	18,133,573	(14,565,265)	—	—
Derivative financial assets [1]	7,711,516	(8,285,388)	—	—
Financial assets at FVOCI [2]	—	—	27,719,688	(20,456,568)

	25,845,089	(22,850,653)	27,719,688	(20,456,568)

Financial liabilities
Financial liabilities designated at FVTPL[1]	43,113,202	(42,487,042)	—	—
Derivative financial liabilities [1]	17,928,206	(19,069,748)	—	—

	61,041,408	(61,556,790)	—	—

[1]	Measured by changes in fair value based on the increasing or decreasing unobservable volatility of underlying assets by 10% or unobservable input(growth rate and discount rate) by 1%.
[2]	Measured by changes in fair value based on growth rate ((-)1~1%) and discount rate ((-)1~1%) that are unobservable inputs.

	2022
	Profit and loss		Other comprehensive income
(in thousands of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at FVTPL[1]	19,476,498	(16,155,942)	—	—
Derivative financial assets [1]	17,639,228	(18,599,459)	—	—
Financial assets at FVOCI [2]	—	—	31,718,711	(21,878,733)

	37,115,726	(34,755,401)	31,718,711	(21,878,733)

Financial liabilities
Financial liabilities designated at FVTPL[1]	94,000,806	(97,663,062)	—	—
Derivative financial liabilities [1]	48,696,201	(46,355,477)	—	—

	142,697,007	(144,018,539)	—	—

[1]	Measured by changes in fair value based on the increasing or decreasing unobservable volatility of underlying assets by 10% or unobservable input(growth rate and discount rate) by 1%.
[2]	Measured by changes in fair value based on growth rate ((-)1~1%) and discount rate ((-)1~1%) that are unobservable inputs.

(e)	Day 1 Profit and Loss

If the Group uses a valuation technique that uses data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortised by using the straight-line method over the life of the financial instruments. If the fair value of the financial instruments can be subsequently determined using observable market inputs, the remaining deferred amount is immediately recognized in profit or loss.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the year, and the changes in the balance of this difference, are as follows:

(in thousands of Korean won)	2023	2022
Balances at the beginning of the year (A)	83,377,184	93,995,795
Incurred during the year (B)	85,920,231	111,326,521
Amounts recognized in profit or loss during the year (C)	(136,692,118)	(121,945,132)

Balances at the end of year (A+B+C)	32,605,297	83,377,184

37.5 Fair value hierarchy of financial instruments which the fair value is disclosed

(a)	The fair value hierarchy of financial assets and liabilities which the fair value is disclosed as at December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Loans measured at amortised cost	—	—	10,413,875,783	10,413,875,783
Financial liabilities
Borrowings	—	—	30,630,441,081	30,630,441,081

[1]

Cash and deposits, other financial assets, deposit liabilities and other financial liabilities that use book amount as a substitute for fair value because their maturities are relatively short or are not set, are not disclosed.

	2022
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Loans measured at amortised cost	—	—	8,885,090,216	8,885,090,216
Financial liabilities
Borrowings	—	—	23,460,054,713	23,460,054,713

[1]

Cash and deposits, other financial assets, deposit liabilities and other financial liabilities that use book amount as a substitute for fair value because their maturities are relatively short or are not set, are not disclosed.

(b)	Valuation techniques and inputs

Valuation technique and inputs
Cash and deposits	The fair value of cash is the same as the book amount. The book amount is used as a substitute value of fair value for the majority of deposits consisting of overnight deposits and deposits with variable interest rate.
Loans measured at amortised cost	The fair values are calculated by discount rate considering market interest rates and borrower’s credit risk on expected cash flows.
Deposit liabilities and borrowings	The book amount is used as a substitute value of fair value for demand deposit liabilities, bank overdrafts and call money. With regard to the other deposits and borrowings, the fair values are calculated by discount rate considering residual risks at market interest rates on contractual cash flows.
Other financial assets and liabilities	As a temporary transitional account derived from various transactions, the book amount is used as a substitute value of fair value instead of applying DCF due to the relatively short-term or indefinite maturity.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

37.6 Derecognition of financial assets

The Group continues to recognize bonds sold under repurchase agreements and securities lending agreement, because the Group transferred the financial asset, but the assets does not meet the derecognition criteria. Due to the nature of transaction that bonds sold under repurchase agreements are under repurchase condition with fixed price and securities lending agreement contains the retransfer back condition by the end of lending period, the Group is liable to almost all risks and rewards related to the ownership of the financial assets.

As at December 31, 2023 and 2022, relevant information about transferred financial assets which do not qualify for derecognition are as follows:

	2023
	Financial assets at FVTPL		Financial assets at FVOCI
(in thousands of Korean won)	Debt instruments[1,2,3]	Equity instruments[2]	Debt instruments[1,3]	Equity instruments
Carrying amount of transferred assets	3,235,725,954	30,025,000	2,509,724,246	—
Carrying amount of related liabilities	3,097,597,098	—	2,481,220,084	—

[1]	Transferred debt instruments under repurchase agreements.
[2]	Transferred equity instruments and debt instruments under securities lending agreements.
[3]	As at December 31, 2023, the accrued interests related to debt securities of ~~W~~ 37,381 million is excluded.

	2022
	Financial assets at FVTPL		Financial assets at FVOCI
(in thousands of Korean won)	Debt instruments[1,2,3]	Equity instruments[2]	Debt instruments[1,3]	Equity instruments
Carrying amount of transferred assets	3,728,769,734	52,098,066	2,234,882,535	—
Carrying amount of related liabilities	3,559,217,505	—	2,121,560,622	—

[1]	Transferred debt instruments under repurchase agreements.
[2]	Transferred equity instruments and debt instruments under securities lending agreements.
[3]	As at December 31, 2022, the accrued interests related to debt securities of ~~W~~ 22,779 million is excluded.

Meanwhile, the Group provided additional credit enhancements such as purchase agreements in addition to recourse limited to transferred assets to subsidiaries established for asset securitization purposes.

Details of carrying amounts of the underlying assets and the associated liabilities as of December 31, 2023 and 2022, are as follows:

(In thousands of Korean won)		2023	2022
Underlying assets	Financial assets at fair value through profit or loss	287,035,556	309,013,708
	Loans measured at amortized cost[1]	1,765,268,001	1,883,227,454

		2,052,303,557	2,192,241,162

Associated liabilities	Debentures	2,013,676,679	2,039,393,029

[1]	The amounts disclosed in above table are before deduction of allowances.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38. Financial Risk Management

38.1 Summary

38.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, liquidity risk, market risk, operational risk and others.

The note regarding financial risk management provides information about the risks that the Group is exposed to, including the objectives, policies and processes for assessing and managing the risks and net operating capital ratio management. Additional quantitative information is disclosed throughout the notes to the consolidated financial statements.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, liquidity risk, market risk, operational risk, and credit concentration risk are recognized as the Group’s key risks. These risks are measured and managed by quantification as regulatory capital and VaR (Value at Risk) using a statistical method.

38.1.2 Risk Management Organization

(a) Board of Directors

Board of Directors are the ultimate decision-making authority that appoint and dismiss Risk Management Committee, establish and amend the Risk Management Committee policies, establish the Group’s criteria for risk limit, decide on basic policy of risk management, and approve large-scale investments.

(b) Risk Management Committee

The Risk Management Committee consists of more than three directors appointed by the Board of Directors (including more than a half of external director). The Risk Management Committee executes the operations delegated by Board Of Directors in accordance with Risk Management Committee policy

(c) Risk Management Council

Risk Management Council consists of members appointed by Company’s executives, including the director who is responsible for risk management, compliance, planning/management. Also the organization is delegated by Risk Management Committee to perform deliberation/resolution for major policies and matters related to the risk.

(d) Risk management department

Risk management department carries out practical tasks, required for risk management of the Group, such as supporting the Risk Management Committee, reporting the Group’s risk level and computing net operating capital ratio.

38.1.3 Risk Management System

In order to establishing risk management structure, the Group built the total risk management system, ERMS (Enterprise Risk Management System), which is designed for reasonable price valuation against risks and the management of risk limitation to raise the soundness of assets and allocate resources efficiently. Moreover, the Group performs business with risk management basis in mainly by constructing RAPM (Risk Adjusted Performance Measure) and enlarging the portion of performance evaluation.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.1.4 Risk Management Strategy and Policy

As an allocation of risk capital and risk limit establishment process, the risk capital is allocated through resolution of Risk Management Committee meetings, and the amount of risk capital is anticipated for each risk sector, business sector and department by reflecting annual management strategy and business plans.

38.2 Credit Risk

38.2.1 Overview of Credit Risk

The Group is exposed to certain level of credit risk and the credit risk is the risk of possible loss to portfolio due to counterparty’s credit event and breach of covenant. Credit risk exposure occurs in investment activities such as loans, debt instruments, derivative transactions, and non-trading accounts, or can exist in relating to off-balance accounts.

38.2.2 Credit Risk Management

Credit risk is the risk of financial loss to the Group if a customer or counterparty of a financial instrument fails to meet its contractual obligations. If the trading department of the Group wants to deal with the counterparty that may cause the credit risk, the trading department submits product management plan and application in advance to get approval by the Risk Management Council and the Risk Management Committee. The deal is executed when the approval by the Risk Management Council and the Risk Management Committee is completed. Credit risk limit depends on 1) standard credit risk limit, 2) concentration limit on the same person and 3) credit rating and additional limit may be added by the trading department. In addition, credit VaR is measured in addition to the credit management listed above and credit VaR due to the internal model is operated by the credit manager measurement system of the risk metrics group. Limit management is performed on a daily basis and stress test is performed on a regular basis and in case of excess of the limit, trading department expedite the process with the procedure set by the risk management department.

38.2.3 Maximum Exposure to Credit Risk

The maximum exposure of credit risk related to the off-balance as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Agreement to purchase the commercial papers [1]	1,287,400,000	894,200,000
Guarantees and loan commitment	1,343,191,856	1,511,552,415

	2,630,591,856	2,405,752,415

[1]	According to the above arrangement, the Group holds the asset-backed short-term bonds amounting to ~~W~~ 441,661 million and ~~W~~ 556,400 million as at December 31, 2023 and 2022, respectively.

The Group does not disclose financial assets (except above contracts) whose carrying amount represents the maximum exposure to credit risk.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.2.4 Credit Risk Concentration Analysis

(a) Loans measured at amortised cost

Most of counterparties of loan transactions, before considering collaterals and other credit reinforcements, are concentrated in Korea. The ratios of loans to individuals and corporations and related allowances as at December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Loans measured at amortised cost	Ratio (%)	Allowances	Carrying amount
Individuals	3,397,169,142	32.07	(6,005,060)	3,391,164,082
Corporations	7,196,838,736	67.93	(169,056,882)	7,027,781,854

	10,594,007,878	100.00	(175,061,942)	10,418,945,936

	2022
(in thousands of Korean won)	Loans measured at amortised cost	Ratio (%)	Allowances	Carrying amount
Individuals	3,013,311,847	33.57	(5,309,305)	3,008,002,542
Corporations	5,963,136,067	66.43	(63,634,997)	5,899,501,070

	8,976,447,914	100.00	(68,944,302)	8,907,503,612

The details of the Group’s loans measured at amortised cost by industry as at December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Loans measured at amortised cost	Ratio (%)	Allowances	Carrying amount
Financial service	4,601,607,375	43.44	(52,571,064)	4,549,036,311
Manufacturing	492,500,481	4.65	(4,293,484)	488,206,997
Service	1,393,752,994	13.16	(105,495,264)	1,288,257,730
Others	708,977,886	6.69	(6,697,070)	702,280,816
Individuals	3,397,169,142	32.06	(6,005,060)	3,391,164,082

	10,594,007,878	100.00	(175,061,942)	10,418,945,936

	2022
(in thousands of Korean won)	Loans measured at amortised cost	Ratio (%)	Allowances	Carrying amount
Financial service	3,286,456,276	36.61	(27,120,284)	3,259,335,992
Manufacturing	467,421,330	5.21	(3,551,434)	463,869,896
Service	1,314,159,811	14.64	(27,974,937)	1,286,184,874
Others	895,098,650	9.97	(4,988,342)	890,110,308
Individuals	3,013,311,847	33.57	(5,309,305)	3,008,002,542

	8,976,447,914	100.00	(68,944,302)	8,907,503,612

(b) Deposits, Securities (except equity instruments) and Derivatives

Most of deposits, securities (except equity instruments) and derivatives, before considering collaterals and other credit reinforcements, are concentrated in securities issued in Korea. The details of the Group’s securities (except equity instruments) by industry as at December 31, 2023 and 2022, are as follows:

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

	2023
(in thousands of Korean won)	Amount	Ratio (%)	Allowances	Carrying amount
Deposits measured at amortised cost
Banking and insurance	2,312,607,032	100.00	(290,229)	2,312,316,803

	2,312,607,032	100.00	(290,229)	2,312,316,803

Securities at FVTPL
Government and government funded institutions	12,120,547,410	35.16	—	12,120,547,410
Banking and insurance	10,979,530,283	31.85	—	10,979,530,283
Others	11,374,398,394	32.99	—	11,374,398,394

	34,474,476,087	100.00	—	34,474,476,087

Derivatives financial assets
Government and government funded institutions	2,343,222	0.21	—	2,343,222
Banking and insurance	1,095,977,872	96.26	—	1,095,977,872
Others	40,171,797	3.53	—	40,171,797

	1,138,492,891	100.00	—	1,138,492,891

Securities at FVOCI
Government and government funded institutions	1,619,519,950	37.92	—	1,619,519,950
Banking and insurance	1,524,865,892	35.71	—	1,524,865,892
Others	1,125,933,195	26.37	—	1,125,933,195

	4,270,319,037	100.00	—	4,270,319,037

	42,195,895,047		(290,229)	42,195,604,818

	2022
(in thousands of Korean won)	Amount	Ratio (%)	Allowances	Carrying amount
Deposits measured at amortised cost
Banking and insurance	4,538,086,485	100.00	(645,224)	4,537,441,261

	4,538,086,485	100.00	(645,224)	4,537,441,261

Securities at FVTPL
Government and government funded institutions	10,302,987,449	36.51	—	10,302,987,449
Banking and insurance	9,839,206,275	34.87	—	9,839,206,275
Others	8,076,449,164	28.62	—	8,076,449,164

	28,218,642,888	100.00	—	28,218,642,888

Derivatives financial assets
Government and government funded institutions	1,596,038	0.09	—	1,596,038
Banking and insurance	1,690,445,757	98.04	—	1,690,445,757
Others	32,268,463	1.87	—	32,268,463

	1,724,310,258	100.00	—	1,724,310,258

Securities at FVOCI
Government and government funded institutions	449,958,939	10.94	—	449,958,939
Banking and insurance	2,493,923,434	60.64	—	2,493,923,434
Others	1,168,846,251	28.42	—	1,168,846,251

	4,112,728,624	100.00	—	4,112,728,624

	38,593,768,255		(645,224)	38,593,123,031

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.2.5 Credit Quality of Financial Assets

(a) Loans measured at amortised cost

The credit quality of loans measured at amortised cost and loans measured at fair value through profit or loss as at December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Loans measured at amortised cost [1]
Corporates
Grade 1	3,673,505,603	—	—	—	—	3,673,505,603
Grade 2	3,106,825,830	619,543	—	—	—	3,107,445,373
Grade 3	61,467,462	107,490,000	—	—	—	168,957,462
Grade 4	39,278,916	148,024,000	—	—	—	187,302,916
Grade 5	—	—	59,627,382	—	—	59,627,382

	6,881,077,811	256,133,543	59,627,382	—	—	7,196,838,736

Retails
Grade 1	3,389,391,956	—	—	—	—	3,389,391,956
Grade 2	321,798	—	—	—	—	321,798
Grade 3	—	—	—	—	—	—
Grade 4	1,450,328	—	—	—	—	1,450,328
Grade 5	—	—	6,005,060	—	—	6,005,060

	3,391,164,082	—	6,005,060	—	—	3,397,169,142

Loans measured at FVTPL
Corporates
Grade 1	—	—	—	—	235,977	235,977
Grade 2	—	—	—	—	—	—
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	—	—	—	—	235,977	235,977

	10,272,241,893	256,133,543	65,632,442	—	235,977	10,594,243,855

[1]	The amounts disclosed in above table are before deduction of allowances

	2022
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Loans measured at amortised cost [1]
Corporates
Grade 1	2,201,520,418	—	—	—	—	2,201,520,418
Grade 2	3,627,589,800	—	—	—	—	3,627,589,800
Grade 3	48,465,895	30,000,000	—	—	—	78,465,895
Grade 4	37,203,171	—	—	—	—	37,203,171
Grade 5	—	—	18,356,784	—	—	18,356,784

	5,914,779,284	30,000,000	18,356,784	—	—	5,963,136,068

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

Retails
Grade 1	2,917,664,910	—	—	—	—	2,917,664,910
Grade 2	90,276,978	—	—	—	—	90,276,978
Grade 3	—	—	—	—	—	—
Grade 4	60,654	—	—	—	—	60,654
Grade 5	—	—	5,309,306	—	—	5,309,306

	3,008,002,542	—	5,309,306	—	—	3,013,311,848

Loans measured at FVTPL
Corporates
Grade 1	—	—	—	—	44,489,203	44,489,203
Grade 2	—	—	—	—	—	—
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	—	—	—	—	44,489,203	44,489,203

	8,922,781,826	30,000,000	23,666,090	—	44,489,203	9,020,937,119

[1]	The amounts disclosed in above table are before deduction of allowances

Ranges	Corporates	Retails
Grade 1	AAA ~ BBB+	1 ~ 5 grade
Grade 2	BBB ~ BB	6 ~ 8 grade
Grade 3	BB- ~ B	9 ~ 10 grade
Grade 4	B- ~ CCC	11 grade
Grade 5	Below CC	Below 12 grade

The effect of measured credit risk which is released due to enhancement of collateral and other credit supplements secured for loans as at December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Guarantee	10,048,992	—	—	—	—	10,048,992
Real estate	385,610,364	27,958,078	1,037,278	—	—	414,605,720
Securities	7,553,968,485	600,370	—	—	—	7,554,568,855

	7,949,627,841	28,558,448	1,037,278	—	—	7,979,223,567

	2022
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Guarantee	7,643,969	—	—	—	—	7,643,969
Real estate	290,470,326	—	208,363	—	—	290,678,689
Securities	6,366,812,101	—	—	—	—	6,366,812,101

	6,664,926,396	—	208,363	—	—	6,665,134,759

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(b) Securities (debt instruments)

The credit quality of securities (debt instruments) as at December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Financial assets at FVOCI [1]
Grade 1	4,032,611,482	—	—	—	—	4,032,611,482
Grade 2	237,707,555	—	—	—	—	237,707,555
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	4,270,319,037	—	—	—	—	4,270,319,037

[1]	Before deduction of allowances

	2022
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Financial assets at FVOCI [1]
Grade 1	3,262,409,959	—	—	—	—	3,262,409,959
Grade 2	836,531,848	—	—	—	—	836,531,848
Grade 3	13,786,817	—	—	—	—	13,786,817
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	4,112,728,624	—	—	—	—	4,112,728,624

[1]	Before deduction of allowances

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

The Group’s standard for credit quality of securities(except equity investments) linked to credit rating presented by 3rd party credit rating institutions is as follows.

	Domestic			Foreign
Credit Quality	KIS	NICE	FnPricing	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- To AA-	A- To AA-	A- To AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	Below BB-	Below BB-	Below BB-	Below B	Below B	Below B2

The classification of credit quality for debt instruments in Korean won is based on lowest credit rating among the one of three domestic credit rating institutions and the classification of credit quality for debt instruments in foreign currency is based on lowest credit rating among the one of three foreign credit rating institutions.

(c) Deposits

The credit quality of deposits as at December 31, 2023 and 2022, are as follows:

2023
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	Total
		Non-impaired	Impaired
Deposits measured at amortised cost [1]
Grade 1	2,312,607,032	—	—	—	2,312,607,032
Grade 2	—	—	—	—	—
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	2,312,607,032	—	—	—	2,312,607,032

[1]	Before deduction of allowances

2022
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	Total
		Non-impaired	Impaired
Deposits measured at amortised cost [1]
Grade 1	4,538,221,418	—	—	—	4,538,221,418
Grade 2	—	—	—	—	—
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	4,538,221,418	—	—	—	4,538,221,418

[1]	Before deduction of allowances

The Group’s standard for credit quality of deposits is same as the one of debt securities.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(d) Commitments

The credit quality of commitments as at December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	Total
		Non-impaired	Impaired
Guaranteed payment and commitment
Grade 1	680,456,667	—	—	—	680,456,667
Grade 2	1,434,390,763	12,713,791	—	—	1,447,104,554
Grade 3	42,688,444	37,710,000	—	—	80,398,444
Grade 4	416,318,854	6,313,337	—	—	422,632,191
Grade 5	—	—	—	—	—

	2,573,854,728	56,737,128	—	—	2,630,591,856

	2022
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	Total
		Non-impaired	Impaired
Guaranteed payment and commitment
Grade 1	431,461,335	—	—	—	431,461,335
Grade 2	937,138,592	31,731,909	—	—	968,870,501
Grade 3	32,238,671	—	—	—	32,238,671
Grade 4	416,781,907	—	—	—	416,781,907
Grade 5	—	—	—	—	—

	1,817,620,505	31,731,909	—	—	1,849,352,414

(e) Other receivables from securities transactions

Among loan and receivables which are classified as other financial assets, other receivables from securities transactions, as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Other receivables related to proprietary trading	227,167,398	182,035,890
Other receivables related to brokerage transactions	2,917,552,941	2,002,456,540

The Group recognizes receivables and payables between Korea Exchange (Clearing and Settlement Organization) and customers regarding securities brokerage transactions on the trade date. The Group is exposed to credit risks between the trade date and settlement date (generally less than two business days from the trade date) relating to investment brokerage business, which is standardized by related regulations. As a central counterparty, Korea Exchange mitigates the payment default risk by managing collective fund for default loss, and the Group mitigates customer default risk through margin requirements system. Also, if the customers can not pay by the settlement date, the Group can collect the receivables through covering. Therefore, credit risk that the Group actually bears is linked to the price fluctuation risk of securities between the trade date and the settlement date.

In addition, related to standardized investment trading of securities, the Group recognizes the on-the-counter transactions on the Korea Exchange, the clearing and settlement institution, and over-the-counter transactions with the customer on the date which the sales contract is signed for the assets and liabilities. Accordingly, the Company is exposed to the risk of price fluctuation risk and credit risk of the securities subject to trading during the period between the date of execution of the sales contract and the settlement date.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.3 Liquidity Risk

38.3.1 Overview of Liquidity Risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of all financial assets, liabilities and off-statement of financial position items such as commitments and financial guarantee contracts. The Group discloses them by maturity groups: Up to one month, between over one month and three months, between over three months and twelve months, between over one year and five years, and over five years.

38.3.2 Liquidity Risk Management Policy

The Group has established an appropriate liquidity risk management framework for the management of the Group’s short-, medium- and long-term funding and liquidity management requirements. The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows and by matching the maturity profiles of financial assets and liabilities. Meanwhile, additional details of unused funding arrangement to reduce liquidity risk that the Group holds at its discretion are discussed in Note 41.

38.3.3 Analysis on Remaining Contractual Maturities of Financial Liabilities

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the financial statements which is based on the present value of expected cash flows in some cases.

The remaining contractual maturities of financial liabilities as at December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	On demand	Up to one month	One to three months	Three to 12 months	12 months to five years	More than five years	Total
Financial liabilities
Financial liabilities at FVTPL	2,860,033,642	—	—	—	—	—	2,860,033,642
Financial liabilities designated at FVTPL [1]	7,975,847,458	—	—	—	—	—	7,975,847,458
Derivatives (trading) [2]	1,810,865,351	—	—	—	—	—	1,810,865,351
Derivatives (hedge)	—	5,307,120	—	—	—	—	5,307,120
Deposit liabilities [3]	7,122,595,110	—	—	—	—	—	7,122,595,110
Borrowings	10,669,556,820	7,741,913,669	2,396,282,276	7,926,486,695	2,240,516,466	21,260,145	30,996,016,071
Other financial liabilities	16,792,892	3,635,476,628	6,950,761	25,229,834	89,729,147	2,013,759	3,776,193,021
Guaranteed payments and commitment [4]	2,630,591,856	—	—	—	—	—	2,630,591,856

[1]	Derivatives-linked securities as financial liabilities designated at FVTPL are classified as ‘on demand’ because derivatives-linked securities are subject to early settlement.
[2]	Derivatives are classified as ‘on demand’ because contract maturity is not necessary in understanding the cash flow timing of the derivatives
[3]	Deposits that are contractually repayable on demand or on short notice are classified as ‘on demand’ category.
[4]

With respect to the guaranteed payments and commitments, the amounts included above, which the Group might pay at maximum based on the contract, if the warrantee claims the entire amount of the guarantee, are classified on the basis of the earliest period when those agreements may be executed.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

	2022
(in thousands of Korean won)	On demand	Up to one month	One to three months	Three to 12 months	12 months to five years	More than five years	Total
Financial liabilities
Financial liabilities at FVTPL	2,082,979,265	—	—	—	—	—	2,082,979,265
Financial liabilities designated at FVTPL [1]	10,088,600,213	—	—	—	—	—	10,088,600,213
Derivatives (trading) [2]	2,310,859,900	—	—	—	—	—	2,310,859,900
Derivatives (hedge)	—	10,070,190	422,620	—	1,123,380	—	11,616,190
Deposit liabilities [3]	6,799,233,076	—	—	—	—	—	6,799,233,076
Borrowings	7,771,843,528	6,482,377,184	3,141,089,345	4,570,503,698	1,780,651,651	19,855,119	23,766,320,525
Other financial liabilities	16,349,365	2,183,847,861	8,689,578	29,369,004	93,934,508	10,625,818	2,342,816,134
Guaranteed payments and commitment [4]	1,849,352,415	—	—	—	—	—	1,849,352,415

[1]	Derivatives-linked securities as financial liabilities designated at FVTPL are classified as ‘on demand’ because derivatives-linked securities are subject to early settlement.
[2]	Derivatives are classified as ‘on demand’ because contract maturity is not necessary in understanding the cash flow timing of the derivatives
[3]	Deposits that are contractually repayable on demand or on short notice are classified as ‘on demand’ category.
[4]

With respect to the guaranteed payments and commitments, the amounts included above, which the Group might pay at maximum based on the contract, if the warrantee claims the entire amount of the guarantee, are classified on the basis of the earliest period when those agreements may be executed.

38.4 Market Risk

38.4.1 Overview of Market Risk

Market risk refers to the risk that the value of a position held by the Group may fluctuate due to price fluctuations of market factors such as stock, interest rates, foreign exchange rates, commodity and others.

Market risk is daily managed by establishing the limitations considering products’ natures such as position limitations, loss limitations, VaR limitations, sensitivity limitations (duration, delta, gamma, vega, others) and others. Relevant business procedures are processed by written regulations and guidelines.

38.4.2 Value at Risk (“VaR”)

The Exposure to market risk is measured by the Value at Risk (VaR). VaR is the potential loss that can occur in the holding position when the market price moves in an adverse direction within a given confidence level for a given holding period in the normal market.

Historical simulation model is used to calculate 10days VaR. Historical simulation model is based on past changes of market variables without assuming a specific probability distribution.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

The Group uses the 10-day return of the past two-year time series of the asset risk factor and uses the 99% confidence level of the two-year time series of the portfolio. 10days VaR that is under 99% of confidence level that the Group uses reflects daily losses do not exceed the reported VaR with 99% chance.

The average, minimum and maximum amount of the Group’s VaR (99%, 10 days) as at December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Average	Maximum	Minimum	December 31, 2023
Total VaR	41,016,817	74,963,467	16,665,793	37,039,843

	2022
(in thousands of Korean won)	Average	Maximum	Minimum	December 31, 2022
Total VaR	35,197,541	60,205,109	18,655,089	20,195,624

38.4.3 Risk Management by Market Risk Factors

The Group’s market risk is comprised of interest rate risk, foreign exchange rate risk and stock price risk.

(a) Stock price risk

Stock price risk arises from the Group’s foreign currency stocks and Korean won stocks.

Hedging instruments of Equity Linked Security and Equity Linked Warrant comprise most of stock trading portfolio and certain security proprietary trading is composed of trading securities on the exchange, futures contracts maturing in a month or two, and others under the restriction of position limitation, sale at loss, loss limitation, and others. Marketable stocks among non-trading positions and stock beneficiary certificates are included in stock price risk as market VaR is computed.

Risk Management Council allocates position and loss limitations, and risk management department monitors asset management department’s possible breach of limitations and other special matters on a daily basis.

(b) Interest rate risk

Trading position interest rate risk usually arises from debt instruments denominated in Korean won. The Group’s trading strategy is to benefit from short-term movements in the prices of debt instruments arising from changes in interest rates.

The product prices of the Group’s trading accounts are disclosed daily. The risks related to trading accounts are managed by using market price based method such as market VaR and sensitivity analysis.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(c) Foreign exchange rate risk

Foreign exchange rate risk arises through ownership of assets and liabilities, denominated in currencies other than Korean won, from non-trading positions, or through foreign currency forward contracts, currency swaps and foreign currency trading securities.

The Group computes foreign currency position’s net position regularly to follow the Regulation on Financial Investment Business and reports it to the supervisory body.

Also, the Group manages the risk for total position exposed to foreign exchange rate including non-trading position by using market price base method such as market VaR and sensitivity analysis.

38.4.4 Risk Management by Interest Rate Risk Factors

The Group closely monitors markets and the outputs of the various industry working groups that manage the transition to the new interest rate indicator, including statements made by the IBOR regulator and various consultative councils related to the transition to alternative interest rates.

In response to these announcements, the Group established an IBOR-related response plan consisting of workflows such as risk management, accounting, tax, law, computerization, and customer management, and completed most of the conversions and replacements accordingly. The Chief Financial Officer (CFO) is responsible for the planning and progress management, and important matters are reported to the Board of Directors.

The purpose of the plan is to identify the impacts and risks associated with interest rate indicator reform within the business, and to prepare and implement an action plan to facilitate the transition to an alternative indicator interest rate.

There are no financial instruments that have not been converted to an alternative indicator interest rate as at December 31, 2023. The carrying amount of financial instruments that have not been converted to an alternative indicator interest rate as of December 31, 2022 is as follows:

(in thousands of Korean won)	2022
Exposure amount [1] USD LIBOR
Measured at amortised cost
Loans	7,482,357
Measured at fair value
Financial assets at FVTPL(non-derivative)	4,694,580
Financial liabilities at FVTPL(derivative)	103,221,786

[1]	Financial instruments that will expire before conversion to an alternative indicator interest rate are excluded.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.5 Operational Risk

38.5.1 Concept

The Group defines operational risk to the extent of financial risk and non-financial risk incurred by unreasonable or wrong internal process, labor, system and external incidents.

38.5.2 Operational Risk Management

The purpose of operational risk management is to control activity through continuous improvement of internal controls, performing proactive preventive control, proliferation of culture of risk management by establishing internal control that could respond quickly against change of business environment. OMRS (Operational Risk Management System supports performing overall risk management such as recognition of operational risk, evaluation and monitoring. Periodically, through RCSA (Risk Control Self Assessment), management of KRI (Key Risk Indicator), management of data loss and related preparation of countermeasures, it controls the risks in advance, as well as collecting data for future advanced management method.

38.6 Capital Management

Main purpose of the capital risk management of the Group is optimizing use of capital and sustaining healthy financial status in order to maximize shareholder value. The Group has performed capital risk management through estimating net capital ratio based on ‘Capital Market and Financial Investment Business Act’, enforced in February 2009.

Net capital ratio is the net capital minus the total risk amount divided by the essential equity to sustain per each business unit. [(Net capital – total risk amounts) / essential equity to sustain per each business unit]. This formula is calculated based on the financial statements amount.

The net capital is calculated by subtracting deductible items from and including additional item to financial investor’s net asset (asset-liability) as at date. The deductible item refers any asset that is difficult to be converted into cash immediately such as property, plant and equipment. The additional item includes any item recorded as liability without redemption obligation, internal reserves against future losses, items redeemable in kind and items that function as complemental capital.

Total amount of risk is quantification of all of possible losses from operation of business as a financial investor. Total amount of risk is comprised of the following; market risks which quantify the possible losses due to fluctuation of stock price, interest rate, and exchange rate of the securities held by the investment firms; credit risks which are the possible losses due to the breach of contract by the counterparties; operation risks which are the possible losses due to accidents, errors, illegal conduct, and any other potential losses from deteriorated operation condition.

According to the Financial Investment Act, the regulation requires that net capital ratio must be maintained above 100% for the appropriation of the capital and it is required to improve the management if the financial investment firm does not meet the regulation for the net capital ratio.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

39. Offsetting Financial Assets and Financial Liabilities

The Group enters into International Derivatives Swaps and Dealers Association (“ISDA”) master netting agreements or similar agreement with the Group’s derivative counterparties. The Group also enters into repurchase agreements and securities borrowing and lending agreements similar to the master netting agreement for derivatives. Master netting agreements provide protection in bankruptcy in certain circumstances and, where legally enforceable, enable receivables and payables with the same counterparty to be offset for accounting and risk management purposes.

	2023
(in thousands of Korean won)	Gross amount	Offset amount	Net amounts presented in the statement of financial position	Amounts not offset		Net amount
				Recognized financial instruments	Cash collateral
Financial assets
Derivatives assets, others [1]	1,267,721,660	—	1,267,721,660	915,298,245	190,995,439	161,427,976
Securities purchased under reverse repurchase agreements	1,369,600,000	—	1,369,600,000	1,369,600,000	—	—
Other receivables [4]	2,840,390,529	2,819,519,085	20,871,444	—	—	20,871,444
Other receivables (Payment and settlement)	29,104,287	29,104,287	—	—	—	—

	5,506,816,476	2,848,623,372	2,658,193,104	2,284,898,245	190,995,439	182,299,420

Financial liabilities
Derivatives liabilities, others [1]	2,529,883,307	—	2,529,883,307	2,324,932,716	75,881,703	129,068,888
Securities sold under reverse resale agreements [2]	9,036,097,623	—	9,036,097,623	9,036,097,623	—	—
Securities sold [3]	2,860,033,642	—	2,860,033,642	2,860,033,642	—	—
Other payables [4]	3,042,547,000	2,819,519,085	223,027,915	—	—	223,027,915
Other payables (Payment and settlement)	47,550,049	29,104,287	18,445,762	—	—	18,445,762

	17,516,111,621	2,848,623,372	14,667,488,249	14,221,063,981	75,881,703	370,542,565

[1]	Both derivatives (trading) and derivatives (hedge) are included.
[2]	Securities sold under reverse resale agreements to the customers is included.
[3]	Securities sold is from securities borrowing and lending agreement.
[4]

In relation to customer brokerage transactions, the offset amount of receivables and liabilities arising from same-day transactions between the Korea Exchange and the Group is included. However, receivables of ~~W~~ 2,674,623 million and payables of ~~W~~ 2,783,289 million arising from same-day transactions between customers and the Group are excluded.

	2022
(in thousands of Korean won)	Gross amount	Offset amount	Net amounts presented in the statement of financial position	Amounts not offset		Net amount
				Recognized financial instruments	Cash collateral
Financial assets
Derivatives assets, others [1]	1,800,627,070	—	1,800,627,070	1,240,440,412	194,397,457	365,789,201
Securities purchased under reverse repurchase agreements	730,100,000	—	730,100,000	730,100,000	—	—
Other receivables [4]	1,985,950,659	1,897,820,808	88,129,851	—	—	88,129,851
Other receivables (Payment and settlement)	26,385,142	26,385,142	—	—	—	—

	4,543,062,871	1,924,205,950	2,618,856,921	1,970,540,412	194,397,457	453,919,052

Financial liabilities
Derivatives liabilities, others [1]	3,357,495,348	—	3,357,495,348	2,658,744,222	83,836,686	614,914,440

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

Securities sold under reverse resale agreements [2]	6,231,390,409	—	6,231,390,409	6,231,390,409	—	—
Securities sold [3]	2,082,979,265	—	2,082,979,265	2,082,979,265	—	—
Other payables [4]	1,954,742,873	1,897,820,808	56,922,065	—	—	56,922,065
Other payables (Payment and settlement)	27,716,059	26,385,142	1,330,917	—	—	1,330,917

	13,654,323,954	1,924,205,950	11,730,118,004	10,973,113,896	83,836,686	673,167,422

[1]	Both derivatives (trading) and derivatives (hedge) are included.
[2]	Securities sold under reverse resale agreements to the customers is included.
[3]	Securities sold is from securities borrowing and lending agreement.
[4]	The offsetting amounts of bonds and debts arising from transactions occurring on the same day between the Korea Exchange and the Group in relation to the client’s consignment trading are included.

40. Lease

40.1 As a lessee

(a) The amounts recognized in the consolidated statement of financial position

The amounts related to lease recognized in the consolidated statement of financial position as at December 31, 2023 and 2022, are as follows;

(in thousands of Korean won)	2023	2022
Right-of-use assets [1]
Buildings	66,674,422	76,580,927
Vehicles	1,690,836	2,258,588
Others	2,396,393	1,005,513

	70,761,651	79,845,028

Lease liabilities	108,095,746	125,593,239

[1]	The amount is included in property and equipment in the consolidated statement of financial position.

(b) The amounts recognized in the consolidated statement of profit or loss

The amounts related to lease recognized in the consolidated statement of profit or loss for the year ended December 31, 2023 and 2022, are as follows

(in thousands of Korean won)	2023	2022
Depreciation of the right-of-use assets
Buildings	24,399,773	24,022,595
Vehicles	1,334,079	1,188,483
Others	1,012,585	1,081,530

	26,746,437	26,292,608

Interest income from lease receivables (included in financial income)	935,219	1,084,287
Interest expense to lease liabilities (included in financial cost)	4,881,474	3,573,738
Lease payment for leases for which the underlying asset is of low value (included in administrative expenses, not-including lease for short-term period)	265,317	1,141,427
Variable lease payments which are not included in the measurement of lease liabilities (included in administrative expenses)	164,326	126,576

The total cash outflows for leases in 2023 and 2022 are ~~W~~ 34,842 million and ~~W~~ 33,554 million, respectively.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

40.2 As a Lessor

(a) Financial Lease

As at December 31, 2023 and 2022, total investment on financial lease and present value of minimum lease payments and unrealized interest income of financial lease are as follows:

(in thousands of Korean won)	2023	2022
Total Investment on lease	29,544,593	35,135,664
Net Investment on lease	27,558,977	32,271,624
Present value of minimum lease payments	27,558,977	32,271,624
Unrealized interest income	1,985,616	2,864,040

(b) Operating Lease

As at December 31, 2023 and 2022, future minimum lease receipts expected under non-cancellable lease contracts are as follows:

(in thousands of Korean won)	2023	2022
Within 1 year	21,912,566	32,399,049
1 - 5 years	84,869,305	127,788,610
Over 5 years	16,464,702	170,691,730

	123,246,573	330,879,389

41. Contingent Liabilities and Commitments

As at December 31, 2023 and 2022, the Group is involved in pending lawsuits, as follows:

	2023		2022
(in thousands of Korean won)	Number of lawsuits	Amount	Number of lawsuits	Amount
Defendant	43	229,543,768	33	202,977,447
Plaintiff	18	185,169,852	8	177,971,745

The Group expects that these lawsuits do not have significant impact on the financial position.

The Group has entered into various agreements with financial institutions as at December 31, 2023 and 2022, as follows:

		Credit line
(in thousands of Korean won)	Financial institution	2023	2022
Overdraft (including daily overdraft)	Kookmin Bank and others	1,174,700,000	530,000,000
General loan	Kookmin Bank	40,000,000	40,000,000
Securities underwriting loan	KSFC	600,000,000	600,000,000
Working capital loan (general)	KSFC	475,000,000	475,000,000
Note trading at a discount (general)	KSFC	300,000,000	300,000,000
Note trading at a discount (trust)	KSFC	Limit of subscription deposits	Limit of subscription deposits
Bond dealer’s loan (general)	KSFC	300,000,000	500,000,000
Securities underwriting financing	KSFC	1,710,000,000	1,710,000,000
Committed line	Industrial and Commercial Bank of China, etc	414,258,000	—
Credit line	VIETCOMBANK and other	806,563,000	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

The guarantees and various commitment as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Agreement to purchase commercial papers [1]	1,287,400,000	337,800,000
Loan agreements	226,650,000	6,650,000
Credit line agreements	529,021,439	1,028,048,939
LOC and Investment commitments	587,520,417	476,853,476

	2,630,591,856	1,849,352,415

[1]	According to the above arrangement, the Group holds the asset-backed short-term bonds amounting to ~~W~~ 441,661 million and ~~W~~ 556,400 million as at December 31, 2023 and 2022, respectively.

The Group has been provided with ~~W~~ 10,846 million and ~~W~~ 10,731 million in guarantees related to provisional attachment and others by Seoul Guarantee Insurance as at December 31, 2023 and 2022, respectively.

The securities in custody as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022	Valuation method
Trustor securities	254,103,739,603	200,379,840,702	Fair value
Saver securities	554,135,269	308,762,230	Fair value
Beneficiary securities	40,014,012,881	35,441,473,205	Standard selling price

	294,671,887,753	236,130,076,137

The Group, as a selling company of qualified investor private equity fund that aims to lend money to corporations (borrowers) investing in apartment rental business for disabled people in Australia, intermediated ~~W~~ 326.5 billion of trusts and funds to the individuals and institutional investors. However, the local borrower’s breach of the contract made the fund inoperable and there is a possibility of loss of the principal.

As at December 31, 2023, three lawsuits (total litigation value: ~~W~~54.5 billion) were filed to the Group as a defendant. On February 7, 2023, in one case, the first-instance verdict of the trial ordering the payment of a total of ~~W~~ 29.8 billion and delayed interest thereon was announced, but the second trial on January 29, 2024 reached a different conclusion that orders to pay ~~W~~ 12 billion of the investment principal and related interest for delay in payment thereof. The third trial is currently in progress.

Meanwhile, in another case, the second trial is currently in progress after the first trial on October 26, 2023, ruling ordering payment of ~~W~~ 8.46 billion in remaining principal and the delayed interest for ~~W~~ 8.29 billion of principal. For the remaining case, the first trial ruling was issued on February 14, 2024, ordering payment of ~~W~~ 12.2 billion of the investment principal and the delayed interest. There is a possibility that the ruling in each of the above lawsuits will be changed in a higher trial.

Meanwhile, the Group has filed a lawsuit against JB Asset Management Co., Ltd, the fund management company, for compensation, and the first trial is currently in progress.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

42. Related Party Transactions

KB Financial Group Inc. owns 100% of ordinary shares of the KB Securities Co., Ltd. as at December 31, 2023 and 2022.

Significant balances and transactions, excluding loan and borrowing transactions, with related parties as at December 31, 2023 and 2022, are as follows:

(a) Receivables and payables

(in thousands of Korean won)	2023		2022
	Receivables	Payables	Receivables	Payables
The Parent Company
KB Financial Group Inc.	1,117	92,199,986	116,502,545	66,137,149
Others
Kookmin Bank	90,762,078	79,190,436	76,123,515	154,551,304
KB Asset Management Co., Ltd.	1,489	28,969	1,479	32,643,821
KB Real Estate Trust Co., Ltd.	—	371	—	622
KB Investment Co., Ltd.	649,679	124	627,295	236
KB Credit Information Co., Ltd.	—	88	—	147
KB Data System Co., Ltd.	251,014	15,917	856,887	43,007
KB Life Insurance Co., Ltd. [1]	—	—	685,561	381,241
KB Kookmin Card Co., Ltd.	18,100	7,396,211	50,551	7,572,851
KB Savings Bank Co., Ltd.	—	464	—	552
KB Capital Co., Ltd.	670,591	2,644,074	96,317	2,380,696
KB Insurance Co., Ltd	14,493,287	54,132,067	52,388,172	20,353,598
KB Life Insurance Co., Ltd.(formerly, Prudential Life Insurance Co., Ltd.) [2]	863,677	919,415	329,563	651,994
KB Wisestar Private Real Estate Fund Investment Trust No. 1	5,208	—	7,292	—
Other funds	1,630,769	7,325,572	206,781	19,141,815

[1]	The company disappeared through a merger with Prudential Life Insurance Co., Ltd. during the year ended December 31, 2022.
[2]	This company changed its name from Prudential Life Insurance Co., Ltd. to KB Life Insurance Co., Ltd. for the year ended December 31, 2022.

(b) Revenue and expenses

	2023		2022
(in thousands of Korean won)	Revenue	Expenses	Revenue	Expenses
Associates
KB-KDBC New Technology Business Investment Fund	—	—	129,289	—
KBTS Technology Venture Private Equity Fund	324,314	—	185,355	—
KB-SJ Tourism Venture Fund	311,969	—	209,347	—
KB-Brain KOSDAQ Scale-Up Fund	208,627	—	422,946	—
KB SPROTT Renewable Private Equity Fund I	319,739	—	345,339	—
KB-Stonebridge Secondary Private Equity Fund	694,681	—	705,744	—
KB-UTC Inno-Tech Venture Fund	433,897	—	449,015	—
KB-SP Private Equity Fund IV	—	—	210,945	—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	1,052,494	—	561,064	—
KB Material and Parts No. 1 PEF	739,000		352,500
KB Bio Private Equity Fund III Ltd. [1]	—	—	4,034,553	—
KB-KTB Technology Venture Fund	668,904	—	599,726	—
KB-GeneN Medical Venture Fund 1	88,800	—	76,392	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

	2023		2022
(in thousands of Korean won)	Revenue	Expenses	Revenue	Expenses
KB-BridgePole Venture Investment Fund	772,500	—	117,986	—
KB-Kyobo New Mobility Power Fund	78,750	—	68,825	—
KB Special Purpose Acquisition Company No.21	27,540	—	1,731,563	—
THE CHAEUL FUND NO.1(formerly, SKS IB NEW M&T FUND NO.1)	—	—	81,844	—
KB Special Purpose Acquisition Company No.22	1,012,571	—	1,157,075	—
KB-NP Green ESG New Technology Venture Capital Fund	1,173,292	—	435,147	—
KB Special Purpose Acquisition Company No.23 [1]	—	1,482,766	1,476,465	—
KB Special Purpose Acquisition Company No.25	1,130,184	—	—	—
KB-FT 1st Green Growth Investment Fund	135,338	—	—	—
KB Special Purpose Acquisition Company No.26	1,209,221	—	—	—
KB-SUSUNG 1st Investment Fund	128,572	—	—	—
KB Special Purpose Acquisition Company No.27	3,058,752	—	—	—
KB-BridgePole Venture Investment Fund 2	19,849	—	—	—
U-KB Credit No.1 Private Equity	227,959	—	—	—
The Parent Company
KB Financial Group Inc.	310,748	57,351	484,732	20,241
Others
Kookmin Bank	257,270,997	213,899,519	187,822,727	274,544,619
KB Asset Management Co., Ltd.	7,361	663,887	9,069	1,679,427
KB Real Estate Trust Co., Ltd.	350,619	23	936	3,010
KB Investment Co., Ltd.	1,842,385	8	1,902,935	4
KB Credit Information Co., Ltd.	148	5,764	221	3
KB Data System Co., Ltd.	904	987,085	955	1,120,617
KB Life Insurance Co., Ltd. [2]	—	—	113,129	37,855
KB Kookmin Card Co., Ltd.	204,462	1,022,457	68,448	561,990
KB Savings Bank Co., Ltd.	747	134	831	14
KB Capital Co., Ltd.	408,904	2,786,876	305,322	41,981
KB Insurance Co., Ltd	20,481,878	89,888,364	68,091,902	67,731,685
KB Life Insurance Co., Ltd.(formerly, Prudential Life Insurance Co., Ltd.) [3]	1,155,123	299,682	644,336	1,004,150
KB Wisestar Private Real Estate Fund Investment Trust No. 1	82,655	—	—	8,719,917
Other funds	22,212,851	2,765,534	18,649,158	11,988,579
Retirement pension	926,696	—	771,613	—
The Group
Employees	275,844	—	344,870	—

[1]	These companies are excluded from related parties during the year ended December 31, 2023 or 2022. The transaction amounts are up to the date of the exclusion.
[2]	The company disappeared through a merger with Prudential Life Insurance Co., Ltd. during the year ended December 31, 2022.
[3]	This company changed its name from Prudential Life Insurance Co., Ltd. to KB Life Insurance Co., Ltd. for the year ended December 31, 2022.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(c) Significant loan and borrowing transactions with related parties for the years ended December 31, 2023 and 2022 are as follows:

	2023
(in thousands of Korean won)	Accounts	Beginning balance	Increase	Decrease	Other	Ending balance
Associates
KB Special Purpose Acquisition Company No.21	Hybrid bond with securities- like features	2,959,063	—	—	27,539	2,986,602
KB Special Purpose Acquisition Company No.22	Hybrid bond with securities- like features	1,972,075	—	—	1,012,571	2,984,646
KB Special Purpose Acquisition Company No.23 [1]	Hybrid bond with securities- like features	2,971,465	—	—	(1,482,766)	1,488,699
KB Special Purpose Acquisition Company No.24 [1]	Hybrid bond with securities- like features	6,975,000	—	(6,975,000)	—	—
KB Special Purpose Acquisition Company No.25	Hybrid bond with securities- like features	—	895,000	—	1,130,184	2,025,184
KB Special Purpose Acquisition Company No.26	Hybrid bond with securities- like features	—	995,000	—	1,209,221	2,204,221
KB Special Purpose Acquisition Company No.27	Hybrid bond with securities- like features	—	2,995,000	—	3,058,752	6,053,752
Others
Kookmin Bank	Deposits [2]	867,537,998	—	—	(484,510,435)	383,027,563
	Borrowings	142,077,500	1,363,551,123	(1,239,700,825)	—	265,927,798
KB Kookmin Card Co., Ltd.	Debt Securities	—	30,000,000	—	127,334	30,127,334
KB Savings Bank Co., Ltd.	Borrowings	—	3,000,000	—	—	3,000,000
KB Insurance Co., Ltd	Borrowings	—	70,500,000	—	—	70,500,000
KB Capital Co., Ltd.	Borrowings	—	47,900,000	(4,588,000)	—	43,312,000
KB STAR CLASBY 1 st Inc.	Borrowings	—	72,000,000	—	—	72,000,000
KB KBSTAR Money Market Active ETF	Debentures	—	20,000,000	(20,000,000)	—	—
KB Money Market Active Fund	Debentures	—	6,000,000	(6,000,000)	—	—
Executives	Deposit Liabilities	1,047,426	512,866	(925,075)	—	635,217
The Group
Employees	Loans to employees	11,640,893	3,959,599	(3,013,397)	—	12,587,095

[1]	These companies are not related parties of the Group as at December 31, 2023.
[2]	Transactions such as settlement payments for business reasons and deposits that can be deposited and withdrawn at any time between related parties are disclosed in net amounts.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

	2022
(in thousands of Korean won)	Accounts	Beginning balance	Increase	Decrease	Other	Ending balance
Associates
KB Special Purpose Acquisition Company No.17[1]	Hybrid bond with securities-like features	999,500	—	(999,500)	—	—
KB Special Purpose Acquisition Company No.18[1]	Hybrid bond with securities-like features	3,058,774	—	(3,058,774)	—	—
KB Special Purpose Acquisition Company No.19[1]	Hybrid bond with securities-like features	2,090,861	—	(2,090,861)	—	—
KB Special Purpose Acquisition Company No.20[1]	Hybrid bond with securities-like features	3,135,222	—	—	—	3,135,222
KB Special Purpose Acquisition Company No.21	Hybrid bond with securities-like features	—	1,490,000	—	1,469,063	2,959,063
KB Special Purpose Acquisition Company No.22	Hybrid bond with securities-like features	—	990,000	—	982,075	1,972,075
KB Special Purpose Acquisition Company No.23	Hybrid bond with securities-like features	—	1,495,000	—	1,476,465	2,971,465
KB Special Purpose Acquisition Company No.24	Hybrid bond with securities-like features	—	6,975,000	—	—	6,975,000
Others
Kookmin Bank	Deposits [2]	537,191,788	—	—	330,346,210	867,537,998
	Borrowings	124,560,300	885,820,653	(868,303,453)	—	142,077,500
The Group
Employees	Loans to employees	14,940,376	2,324,900	(5,624,383)	—	11,640,893

[1]	These companies are not related parties of the Group as at December 31, 2022.
[2]	Transactions such as settlement payments for business reasons and deposits that can be deposited and withdrawn at any time between related parties are disclosed in net amounts.

In addition to the above, the balance of hybrid securities held by KB Financial Group Inc., issued by the Group as at December 31, 2023, is ~~W~~ 530,000 million (2022 : ~~W~~ 430,000 million), and the related dividend payment for the year ended December 31, 2023 is ~~W~~ 20,763 million (2022 : ~~W~~ 4,300 million).

And the dividend paid by the Group to KB Financial Group Inc., the parent company, through disposal of retained earnings in 2022 during the year ended December 31, 2023 is ~~W~~ 100,000 million (2022 :~~W~~ 400,000 million).

Meanwhile, the above financial transactions do not include details of increases or decreases in deposits that occur for business reasons between related parties.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(d) Other transactions with related parties for the years ended December 31, 2023 and 2022, are as follows:

(In thousands of Korean won)	2023
	Contribution	Collection and others
Associates
KB Special Purpose Acquisition Company No.23 [1]	—	5,000
KB Special Purpose Acquisition Company No.24 [1]	—	25,000
KB Special Purpose Acquisition Company No.25	5,000	—
KB Special Purpose Acquisition Company No.26	5,000	—
KB Special Purpose Acquisition Company No.27	5,000	—
KBTS Technology Venture Private Equity Fund	—	192,000
KB-Brain KOSDAQ Scale-Up Fund	—	4,950,000
KB-Stonebridge Secondary Private Equity Fund	—	1,989,771
KB-UTC Inno-Tech Venture Fund	—	750,000
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	900,000	1,116,868
December & Company Inc. [1]	—	1,502,531
KB-KTB Technology Venture Fund	2,000,000	—
KB Digital Platform Fund	8,500,000	—
KB-SOLIDUS Healthcare Investment Fund [1]	1,283,333	—
KB-BridgePole Venture Investment Fund	—	714,000
SKS-VLP Fund No.2 [1]	—	1,155,560
KB-NP Green ESG New Technology Venture Capital Fund	4,440,000	—
PEBBLES-MW M·C·E New Technology Investment Fund 1st [1]	—	2,000,000
LAKEWOOD-AVES Fund No.1	2,000,000	—
MW-Pyco NewWave New Technology Investment Fund 4th	2,000,000	—
KB-SUSUNG 1st Investment Fund	2,000,000	—
Friend 55 New Technology Business Investment Fund	1,200,000	—
Bitgoeul Cheomdan Green 1st Co., Ltd.	190,000	—
DSIP-Pharos Bioenergy Fund	4,000,000	—
Shinhan-Eco Venture Fund 2nd	1,825,000	—
Leading H2O Fund 1	1,500,000	—
2023 JB Newtech No.2 Fund	1,800,000	—
U-KB Credit No.1 Private Equity	4,813,953	—
KB-BridgePole Venture Investment Fund #2	1,500,000	—
Sirius Silicon Valley I New Technology Fund	500,000	—
Others
KB Multi Alpha Plus Private Fund 1	—	9,660,781
KB BMO Senior Loan Private Special Asset Fund 2	—	3,715,625
KB Overseas Investment Private Real Estate Investment Trust No. 22	5,267,782	878,418
KB Wisestar Private Real Estate Fund Investment Trust No. 1	—	63,331
KB New Deal Innovation Fund	3,200,000	—
Paramark KB Fund I	1,114,000	—
KB Secondary Plus Fund	1,181,000	—
KB Prime Digital Platform Fund	1,575,000	—
KB Scale-up Fund No.2	1,500,000	—
KB Global Platform Fund No.2	3,600,000	—
KB KBSTAR Nov 2023 Term Credit ETF	511,450	11,045,000
KB North America Jefferies Private Special Asset Investment Trust No.1	6,660,127	134,601
KB North America Jefferies Private Special Asset Investment Trust No.2	363,500	14,919
KB KBSTAR Money Market Active ETF	282,331,192	51,217,601
KB Corporation Dollar MMF(USD)	26,440,000	—
KB Wise star General Real Estate Fund 22	101,400,000	3,972,650
Mirae Asset ESG Infrastructure General Investors Private Equity Fund No. 1	48	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

KB BXC GREEN CREDIT Infra General Private Special Asset Fund 2	9,271	—
PT Bank KB Bukopin Tbk	3,175,200	—
REKSA DANA VALBURY STABLE GROWTH FUND	126,277	—

[1]	These companies are not related parties of the Group as at December 31, 2023.

(In thousands of Korean won)	2022
	Contribution	Collection and others
Associates
KB Special Purpose Acquisition Company No.17 [1]	—	500
KB Special Purpose Acquisition Company No.18 [1]	—	1,000
KB Special Purpose Acquisition Company No.19 [1]	—	1,000
KB Special Purpose Acquisition Company No.20 [1]	—	1,000
KB Special Purpose Acquisition Company No.21	10,000	—
KB Special Purpose Acquisition Company No.22	10,000	—
KB Special Purpose Acquisition Company No.23	5,000	—
KB Special Purpose Acquisition Company No.24	25,000	—
KB New Paradigm Agriculture Venture Fund	—	625,000
KB-KDBC New Technology Business Investment Fund	—	2,600,000
KBTS Technology Venture Private Equity Fund	—	1,296,000
KB-SJ Tourism Venture Fund	—	400,000
KB Shinjasanaubo Fund	—	132,000
KB-Brain KOSDAQ Scale-Up Fund	—	4,800,000
KB SPROTT Renewable Private Equity Fund I	2,499,360	—
KB-Stonebridge Secondary Private Equity Fund	1,248,439	631,500
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	660,000	2,352,793
Project Vanilla Co., Ltd. [1]	—	525,344
KB Bio Private Equity Fund III Ltd. [1]	—	10,000,000
KB-KTB Technology Venture Fund	4,000,000	—
KB Digital Platform Fund	5,000,000	—
KB-SOLIDUS Healthcare Investment Fund	1,000,000	—
KB-GeneN Medical Venture Fund 1	2,000,000	—
KB-BridgePole Venture Investment Fund	850,000	—
KB-Kyobo New Mobility Power Fund	3,000,000	—
JS Private Equity Fund III	1,700,000	—
Mirae Asset Mobility Investment Fund I	2,000,000	—
KB-FT 1st Green Growth Investment Fund	2,000,000	—
THE CHAEUL FUND NO.1 [2]	1,000,000	—
POSITIVE Sobujang Venture Fund No.1	2,000,000	—
KB-NP Green ESG New Technology Venture Capital Fund	3,740,000	—
Hisstory 2022 Fintech Fund	2,000,000	—
PEBBLES-MW M·C·E New Technology Investment Fund 1st	2,000,000	—
KB Star REIT	134,772,782	—
KB Bio Private Equity Investment Fund IV	7,500,000	—
Nextrade Co., Ltd.	9,700,000	—
Apollo REIT PropCo LLC [1]	19,968,049	19,968,049
Others
Star-Lord General Investors Private Real Estate Investment Company No.10	20,000,000	—
KB NA Compass Energy Private Special Asset Fund [1]	606,975	21,823,276
Meritz Private Real Estate Fund 9-2	1,486	5,306
KB Global Core Bond Securities Master Fund(Bond)	—	5,000,000
KB Global Platform Fund	3,200,000	2,460,000
KB Wisestar Private Real Estate Fund Investment Trust No. 1	—	1,749,177
KB KBSTAR 30-Years Treasurybond Enhanced ETF [1]	—	691,351

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

KB Aircraft Loan Private Special Asset Fund Investment Trust No. 1	—	32,265,511
KB New Deal Innovation Fund	4,800,000	—
KB Development Blind General Private Real Estate Investment Trust No.2	3,240,000	—
KB Prime Digital Platform Fund	900,000	—
KB Secondary Plus Fund	1,180,000	—
Paramark KB Fund I	4,148,023	772,023
KB Scale-up Fund No.2	1,500,000	—
KB KBSTAR Nov 2023 Term Credit ETF	14,862,445	4,905,170

[1]	These companies are not related parties of the Group as at December 31, 2022.
[2]	Changed company name from SKS IB NEW M&T FUND NO.1 to THE CHAEUL FUND NO.1 for the year ended December 31, 2022.

(e) Details of guarantees and assets pledged as collateral to related parties as at December 31, 2023 and 2022 are as follows:

- Guarantees

	Limit amount
(in thousands of Korean won)	Details	2023	2022
KB Star Galaxy Towers REIT	Funding replenishment agreement B	40,000,000	40,000,000

- Assets pledged as collateral

(in thousands of Korean won)	Details of assets pledged	2023		2022
		Carrying amount	Collateralized amount	Carrying amount	Collateralized amount
Other related parties
Kookmin Bank	Time deposits and others	173,000,000	167,000,000	173,000,000	167,000,000
	Bonds denominated in Korean won	65,755,400	71,244,339	16,541,459	20,000,000
	Investment Properties	202,633,791	150,600,000	—	—
KB Insurance Co., Ltd	Bonds denominated in Korean won	40,354,299	48,000,000	—	—

- Assets received as collateral

(in thousands of Korean won)	Details of assets pledged	2023	2022
		Collateralized amount	Collateralized amount
Other related parties
Kookmin Bank	Bonds denominated in Korean won	77,000,000	62,000,000
KB Insurance Co., Ltd	Bonds denominated in Korean won	10,000,000	—

As at December 31, 2023, the Group has ~~W~~ 157,512 million (2022 : ~~W~~ 140,000 million) of credit line such as loan agreement. . And the Group has entered into a CLS (Foreign Exchange Simultaneous Settlement) third-party service agreement with Kookmin Bank Co., Ltd., and according to the related agreement, it can receive intraday liquidity of USD 500 million on the condition of repayment on the settlement date.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(f) Details of unused loan commitments provided to the related parties as at December 31, 2023 and 2022, are as follows:

(In thousands of Korean won)	Details	Amounts
		2023	2022
KB Wisestar Private Real Estate Fund Investment Trust No. 1	Purchase agreements of securities	19,000	19,000
KB Global Infra Private Special Asset Fund No.5	Purchase agreements of securities	4,999,773	4,999,773
KB Global Infra Private Special Asset Fund No.6	Purchase agreements of securities	4,999,773	4,999,773
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase agreements of securities	6,744,000	7,644,000
KB BMO Senior Loan Private Special Asset Fund 2	Purchase agreements of securities	19,837	19,497
KB-KTB Technology Venture Fund	Purchase agreements of securities	2,000,000	4,000,000
Paramark KB Fund I	Purchase agreements of securities	4,830,000	5,944,000
KB-SOLIDUS Healthcare Investment Fund	Purchase agreements of securities	2,616,667	3,900,000
KB Digital Platform Fund	Purchase agreements of securities	32,000,000	40,500,000
KB Scale-up Fund No.2	Purchase agreements of securities	7,000,000	8,500,000
KB-NP Green ESG New Technology Venture Capital Fund	Purchase agreements of securities	11,820,000	16,260,000
KB Prime Digital Platform Fund	Purchase agreements of securities	2,025,000	3,600,000
Shinhan-Eco Venture Fund 2nd	Purchase agreements of securities	675,000	—
U-KB Credit No.1 Private Equity	Purchase agreements of securities	25,186,047	—
KB Overseas Investment Private Real Estate Investment Trust No. 22	Purchase agreements of securities	8,547,444	—
Mirae Asset ESG Infrastructure General Investors Private Equity Fund No. 1	Purchase agreements of securities	999,952	—
KB Global Platform Fund No.2	Purchase agreements of securities	11,400,000	—
KB North America Jefferies Private Special Asset Investment Trust No.1	Purchase agreements of securities	5,628,002	—
KB North America Jefferies Private Special Asset Investment Trust No.2	Purchase agreements of securities	296,211	—
KB New Deal Innovation Fund	Purchase agreements of securities	—	3,200,000
KB Secondary Plus Fund	Purchase agreements of securities	—	1,181,000

The Group received credit card commitment amounting to ~~W~~ 21,000 million(~~W~~ 21,000 million as at December 31, 2022) from KB Kookmin Card Co., Ltd. as at December 31, 2023.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(g) Debt instruments purchased or sold via the Group by the related party for the years ended December 31, 2023 and 2022, are as follows.

	2023
(in thousands of Korean won)	Sale	Purchase [1]
KB Financial Group Inc.	100,000,000	10,000,000
Kookmin Bank	8,337,914,587	6,100,690,240
KB Insurance Co., Ltd	1,152,899,667	143,965,590
KB Life Insurance Co., Ltd.(formerly, Prudential Life Insurance Co., Ltd.) [2]	306,016,495	194,318,211
KB Capital Co., Ltd.	—	160,000,000
KB Kookmin Card Co., Ltd.	—	140,000,000

[1]	Debt instruments issued by the related parties and purchased by the Group are included.
[2]	Changed company name from Prudential Life Insurance Co., Ltd. to KB Life Insurance Co., Ltd. during the year ended December 31, 2022.

	2022
(in thousands of Korean won)	Sale	Purchase [1]
KB Financial Group Inc.	430,000,000	—
Kookmin Bank	7,341,903,732	3,791,777,742
KB Life Insurance Co., Ltd. [2]	92,619,359	11,922,239
KB Insurance Co., Ltd	794,858,152	362,105,311
KB Life Insurance Co., Ltd. (former Prudential Life Insurance Co., Ltd.) [3]	65,611,000	325,130,900
KB Kookmin Card Co., Ltd.	—	70,000,000
KB Capital Co., Ltd.	—	70,000,000

[1]	Debt instruments issued by the related parties and purchased by the Group are included.
[2]	This company disappeared through a merger with Prudential Life Insurance Co., Ltd. during the year ended December 31, 2022.
[3]	This company changed its name from Prudential Life Insurance Co., Ltd. to KB Life Insurance Co., Ltd. during the year ended December 31, 2022.

(h) The key management includes registered or unregistered directors, members of BOD, CFO, person in charge for internal audit and their compensation for the years ended December 31, 2023 and 2022, are as follows.

(in thousands of Korean won)	2023	2022
Salaries	18,416,550	19,619,299
Post-employment benefits	735,519	654,295
Share-based payment	12,581,278	10,499,614

	31,733,347	30,773,208

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

43. Supplemental Cash Flow Information

Adjustments for non-cash items of cash flows from operating activities for the years ended December 31, 2023 and 2022, are as follows.

(in thousands of Korean won)	2023	2022
Interest income	(1,763,585,063)	(1,160,030,186)
Interest expenses	1,148,794,250	618,109,328
Dividend income and distribution income	(67,110,154)	(58,263,080)
Tax expenses	104,733,621	67,499,191
Gains on valuation of financial assets (liabilities) required to be mandatorily measured at FVTPL	(766,492,411)	(333,119,842)
Losses on valuation of financial assets (liabilities) required to be mandatorily measured at FVTPL	313,763,388	831,544,707
Gains on valuation of financial assets (liabilities) designated at FVTPL	(453,463,878)	(1,034,347,105)
Losses on valuation of financial assets (liabilities) designated at FVTPL	364,302,519	101,117,268
Gains on valuation of derivative financial assets (liabilities)	(1,876,903,032)	(3,768,918,242)
Losses on valuation of derivative financial assets (liabilities)	2,088,064,125	3,949,042,388
Gains or losses on disposal of financial assets at FVOCI	(184,425)	16,397,562
Provision for allowances for loan losses	138,392,268	29,170,136
Depreciation	60,130,973	60,392,226
Amortization	40,004,759	27,876,572
Foreign currency translations	(16,005,233)	40,092,662
Others	211,296,719	40,749,617

	(474,261,574)	(572,686,798)

Changes in operating assets and liabilities of cash flows for the years ended December 31, 2023 and 2022, are as follows.

(in thousands of Korean won)	2023	2022
Deposits in financial institutions	493,905,437	(591,602,391)
Financial assets required to be mandatorily measured at FVTPL	(5,993,243,435)	4,070,185,916
Derivative financial instruments	(127,464,003)	376,528,219
Loans measured at amortised cost	(1,883,192,001)	(2,277,528,256)
Other assets	(1,275,581,520)	861,810,325
Deposit liabilities	271,682,397	(1,627,275,300)
Financial liabilities required to be mandatorily measured at FVTPL	658,321,625	(649,762,362)
Financial liabilities designated at FVTPL	(2,095,492,105)	1,913,770,458
Defined benefit obligation	(21,490,228)	(23,185,907)
Securities sold under repurchase agreements	1,401,255,684	(2,784,278,687)
Other liabilities	1,482,531,066	(1,103,619,065)

	(7,088,767,083)	(1,834,957,050)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

Changes in liabilities of cash flows from financing activities for the years ended December 31, 2023 and 2022, are as follows.

	2023
(in thousands of Korean won)	Borrowings	Debentures	Guarantee deposits	Lease liabilities	Others	Total
Beginning balance (net)	17,465,699,185	1,876,106,274	8,894,337	125,593,239	167,175,011	19,643,468,046
Cash Transactions	5,258,215,771	674,244,571	3,001,964	(35,301,268)	6,473,096	5,906,634,134
Exchanges in foreign currency	19,056,592	3,440,125	53,802	77,909	—	22,628,428
Changes in consolidation scope	(339,338,546)	—	—	—	(105,727,887)	(445,066,433)
Non-cash transactions	101,404,218	2,510,963	4,305,655	17,725,866	24,197,245	150,143,947

Ending balance(net)	22,505,037,220	2,556,301,933	16,255,758	108,095,746	92,117,465	25,277,808,122

	2022
(in thousands of Korean won)	Borrowings	Debentures	Guarantee deposits	Lease liabilities	Others	Total
Beginning balance (net)	15,252,419,029	2,423,653,655	26,518,264	127,992,813	228,717,913	18,059,301,674
Cash Transactions	2,309,764,192	(545,885,919)	497,469	(30,267,166)	(28,794,866)	1,705,313,710
Exchanges in foreign currency	(26,690)	18,701,008	(33,330)	(279,624)	—	18,361,364
Changes in consolidation scope	454,724,863	—	29,956	141,239	—	454,896,058
Non-cash transactions	(551,182,209)	(20,362,470)	(18,118,022)	28,005,977	(32,748,036)	(594,404,760)

Ending balance(net)	17,465,699,185	1,876,106,274	8,894,337	125,593,239	167,175,011	19,643,468,046

44. Non-cash Transactions

Significant non-cash transactions from investing activities and financing activities which are not included in consolidated statements of cash flows for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Increase due to gains on valuation of financial assets at FVOCI	75,151,108	19,904,095

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

45. Interests in Unconsolidated Structured Entities

Information about interests in unconsolidated structured entities, which the Group does not have control over, including the nature, purpose and activities of the structured entity and how the structured entity is financed, is as follows:

Nature	Purpose	Activities	Method of financing
Asset-backed securitization	• Early cash generation through transfer of securitization assets • Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	• Fulfillment of Asset-backed securitization plan • Purchase and transfer of securitization assets • Issuance and repayment of ABS and ABCP	• Issuance of ABS and ABCP based on securitization assets
Project financing	• Granting PF loans to SOC and real estate • Granting loans to ships/ aircrafts SPC	• Construction of SOC and real estate • Building ships/ construction and purchase of aircrafts	• Loan commitments through Credit Line, providing lines of credit and investment • agreements
Trust	Management of financial trusts; • Development trust • General unspecified money trust • Principal non-guaranteed trust	• Development, management, and disposal of trusted real estate assets • Payment of trust fees and allocation of trust profits.	• Sales of financial trusts
Investment funds	• Investment in beneficiary certificates • Investment in PEF and partnerships	• Management of fund assets • Payment of fund fees and allocation of fund profits	• Sales of beneficiary certificate instruments • Investment of managing partners and limited partners

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

Details of the size of the interest in unconsolidated structured entities and the nature of risks related are as follows:

	2023
(in thousands of Korean won)	Asset-backed securitization	Investment fund	Others	Total
Total assets of unconsolidated structured entities	18,593,213,479	32,594,673,594	2,870,320,872	54,058,207,945
Assets recognized in the consolidated financial statements of the Group
Loans	1,390,116,859	27,480,000	510,985,485	1,928,582,344
Securities	4,927,704,334	2,056,094,372	4,390,000	6,988,188,706
Investments in associates	—	293,328,998	—	293,328,998
Derivative financial assets	—	882,749	—	882,749
Other assets	5,984,009	111,340	22,937	6,118,286

	6,323,805,202	2,377,897,459	515,398,422	9,217,101,083

Liabilities recognized in the consolidated financial statements of the Group
Derivatives financial liabilities	—	287,751	—	287,751
Other liabilities	1,098,119	—	257,638	1,355,757

	1,098,119	287,751	257,638	1,643,508

Maximum exposure to loss
Holding assets	6,323,805,202	2,377,897,459	515,398,422	9,217,101,083
Payment guarantee and loan commitments	834,204,937	399,767,434	—	1,233,972,371

	7,158,010,139	2,777,664,893	515,398,422	10,451,073,454

The way that the maximum exposure to loss is determined	Amount of credit offerings and purchase agreement	Amount of investment commitment	Amount of investment commitment

	2022
(in thousands of Korean won)	Asset-backed securitization	Investment fund	Others	Total
Total assets of unconsolidated structured entities	16,840,274,262	26,227,955,016	13,832,783,457	56,901,012,735
Assets recognized in the consolidated financial statements of the Group
Loans	344,336,080	—	1,223,588,027	1,567,924,107
Securities	3,547,286,127	1,714,215,712	3,958,500	5,265,460,339
Investments in associates	—	259,437,774	—	259,437,774
Other assets	1,169,590	—	1,315	1,170,905

	3,892,791,797	1,973,653,486	1,227,547,842	7,093,993,125

Liabilities recognized in the consolidated financial statements of the Group
Derivatives financial assets	697,664	2,102,146	—	2,799,810
Other liabilities	51,883,899	—	238,770	52,122,669

	52,581,563	2,102,146	238,770	54,922,479

Maximum exposure to loss
Holding assets	3,892,791,796	1,973,653,486	1,227,547,842	7,093,993,124
Payment guarantee and loan commitments	358,038,047	378,815,262	—	736,853,309

	4,250,829,843	2,352,468,748	1,227,547,842	7,830,846,433

The way that the maximum exposure to loss is determined	Amount of credit offerings and purchase agreement	Amount of investment commitment	Amount of investment commitment

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

46. Business Combination

As of February 14, 2022, the Group acquired 65.0% shares in PT. KB Valbury Sekurita for ~~W~~ 57,222 million in cash and incorporated it as a subsidiary.

The main reason for the business combination is to diversify the global business by entering Indonesian capital market through takeover, and to strengthen competitiveness in the global sector through business with other overseas affiliates and maximization of operational synergies.

Accounting treatment for acquisition of shares related to this business combination is as follows:

(In thousands of Korean won)
Consideration transferred	57,221,996

Assets acquired
Cash and cash equivalents	39,924,724
Deposits	1,558,581
Financial assets at fair value through profit or loss	1,712,718
Loans measured at amortised cost	30,509,425
Property and equipment	8,440,290
Investment properties	2,618,619
Current tax assets	68,213
Deferred tax assets	726,818
Other financial assets	28,546,988
Other assets	165,379

114,271,755

Liabilities assumed
Borrowings	14,286,341
Net defined benefit liabilities	2,634,640
Current tax liabilities	1,380,012
Other financial liabilities	24,497,141
Other liabilities	140,575

42,938,709

Net assets at fair value as identifiable	71,333,046
Non-controlling interest	25,180,721

Goodwill	11,069,671

The Group reflected net income of PT. KB Valbury Sekuritas as of ~~W~~ 5,100 million after the acquisition date in the consolidated statement of comprehensive income. Net cash outflow related to this business combination was ~~W~~ 17,297 million.

Exhibit 99.2

KB SECURITIES CO., LTD.

Separate Financial Statements

December 31, 2023 and 2022

(With Independent Auditor’s Report Thereon)

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of KB Securities Co., Ltd.

Opinion

We have audited the accompanying separate financial statements of KB Securities Co., Ltd. (the Company), which comprise the separate statement of financial position as at December 31, 2023, and the separate statement of profit or loss, separate statement of comprehensive income, separate statement of changes in equity and separate statement of cash flows for the year then ended, and notes to the separate financial statements, including material accounting policy information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of KB Securities Co., Ltd. as at December 31, 2023, and its separate financial performance and its separate cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matters

The separate financial statements of the Company for the year ended December 31, 2022, were audited by KPMG Samjong Accounting Corporation who expressed an unqualified opinion on those statements on March 7, 2023.

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

1

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

2

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea
March 6, 2024

This report is effective as of March 6, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

3

KB SECURITIES Co., Ltd.

Separate Statements of Financial Position

December 31, 2023 and 2022

(in Korean won)	Notes	2023	2022
Assets
Cash and deposits	5,36,37,38	2,324,715,993,258	4,028,288,407,282
Financial assets at fair value through profit or loss	6,36,37,38	35,529,339,671,327	28,995,718,417,735
Derivative financial assets	7,36,37,38,39	1,135,196,743,826	1,701,970,055,618
Financial assets at fair value through other comprehensive income	8,36,37,38	5,130,404,163,553	4,798,845,458,840
Investments in subsidiaries	9	829,678,711,020	962,256,250,447
Investments in associates	9	202,351,826,954	200,226,065,772
Financial assets measured at amortised cost	10,36,37,38,39	7,973,604,805,486	6,566,785,893,434
Property and equipment	11,40	233,444,500,392	253,806,249,717
Investment properties	12	14,104,122,833	14,659,854,297
Intangible assets	13	245,272,071,250	185,490,560,652
Other financial assets	14,36,37,38,39	4,076,458,711,184	2,698,990,294,779
Other assets	15	133,916,481,601	243,677,135,482

Total assets		57,828,487,802,684	50,650,714,644,055

Liabilities
Deposit liabilities	16,36,37,38	7,133,908,105,311	6,819,371,624,902
Financial liabilities at fair value through profit or loss	6,36,37,38,39	10,835,881,099,625	12,171,579,477,522
Derivative financial liabilities	7,36,37,38,39	1,812,012,245,454	2,318,063,711,035
Borrowings	17,36,37,38,39	27,393,887,529,785	20,575,667,240,927
Net defined benefit liabilities	18	61,656,550,036	54,817,226,956
Deferred tax liabilities	35	17,390,830,857	73,845,106,780
Provisions	19,45	212,928,230,162	150,934,451,093
Other financial liabilities	20,36,37,38,39,40	3,867,868,006,146	2,243,572,915,000
Other liabilities	21	335,742,937,175	427,324,355,976

Total liabilities		51,671,275,534,551	44,835,176,110,191

Equity
Share capital	22	1,493,102,120,000	1,493,102,120,000
Hybrid securities	23	626,093,392,000	506,130,312,000
Other paid-in capital	24	1,479,110,085,557	1,479,110,085,557
Retained earnings	25	2,261,273,077,370	2,038,072,084,071
Other components of equity	26	297,633,593,206	299,123,932,236

Total equity		6,157,212,268,133	5,815,538,533,864

Total liabilities and equity		57,828,487,802,684	50,650,714,644,055

The above separate statements of financial position should be read in conjunction with the accompanying notes

4

KB SECURITIES Co., Ltd.

Separate Statements of Profit or Loss

Years Ended December 31, 2023 and 2022

(in Korean won)	Notes	2023	2022
Operating income
Fee and commission income	27	941,083,970,800	921,810,522,457
Gain on valuation and disposal of financial instruments	28	7,698,305,925,980	10,624,381,090,948
Interest income	29	1,537,708,874,751	1,013,459,676,836
Interest income from financial instruments at FVTPL		807,651,309,007	539,707,432,644
Interest income in applying of effective interest rate		730,057,565,744	473,752,244,192
Gain on valuation and disposal of financial assets measured at amortised costs	30	6,954,980,681	3,890,158,961
Gain on foreign currency transactions	31	904,841,198,573	1,256,489,183,394
Other operating income	32	151,312,724,947	156,781,049,046

		11,240,207,675,732	13,976,811,681,642

Operating expenses
Fee and commission expense	27	210,503,255,070	166,378,277,250
Loss on valuation and disposal of financial instruments	28	7,448,603,412,691	10,997,065,263,414
Interest expense	29	992,875,403,373	501,613,636,678
Loss on valuation and disposal of financial assets measured at amortised cost	30	60,244,149,651	14,818,638,031
Loss on foreign currency transactions	31	871,907,643,704	1,256,540,975,538
Selling and administrative expenses	33	854,786,429,423	769,850,286,492
Other operating expenses	32	147,751,375,518	53,748,010,547

		10,586,671,669,430	13,760,015,087,950

Operating profit		653,536,006,302	216,796,593,692
Non-operating income	34	55,610,591,341	93,582,812,809
Non-operating expenses	34	267,692,318,828	79,836,928,036

Profit before income tax		441,454,278,815	230,542,478,465
Income tax expense	35	89,090,738,160	60,247,522,429

Profit for the year		352,363,540,655	170,294,956,036

The above separate statements of profit or loss should be read in conjunction with the accompanying notes

5

KB SECURITIES Co., Ltd.

Separate Statements of Comprehensive Income

Years Ended December 31, 2023 and 2022

(in Korean won)	Notes	2023	2022
Profit for the year		352,363,540,655	170,294,956,036

Other comprehensive income(loss)
Items that will not be reclassified to profit or loss
Net gains on valuation of equity instruments at fair value through other comprehensive income	8,26	25,351,276,846	27,415,825,649
Fair value changes on financial liabilities designated at fair value due to own credit risk	6,26	(52,863,029,391)	38,855,084,533
Remeasurements of the net defined benefit liabilities	18,26	(5,014,169,509)	2,744,359,393
Revaluation of property and equipment		84,435,863	35,572,043,723
Items that may be subsequently reclassified to profit or loss
Net gains(losses) on valuation of debt instrument at fair value through other comprehensive income	8,26	30,951,147,161	(10,149,158,628)

Other comprehensive income for the year, net of tax		(1,490,339,030)	94,438,154,670

Total comprehensive income for the year		350,873,201,625	264,733,110,706

The above separate statements of comprehensive income should be read in conjunction with the accompanying notes

6

KB SECURITIES Co., Ltd.

Separate Statements of Changes in Equity

Years Ended December 31, 2023 and 2022

			Other paid in capital
	Share Capital	Hybrid Securities	Share Premium	Other Equity	Retained Earnings	Other Components of Equity	Total Equity
Balance at January 1, 2022	1,493,102,120,000	—	1,142,353,750,001	336,756,335,556	2,270,994,816,373	204,947,096,665	5,448,154,118,595
Issuance of hybrid securities	—	506,130,312,000	—	—	—	—	506,130,312,000
Dividends of hybrid securities	—	—	—	—	(3,479,007,437)	—	(3,479,007,437)
Dividends	—	—	—	—	(400,000,000,000)	—	(400,000,000,000)
Revaluation of property and equipment	—	—	—	—	261,319,099	(261,319,099)	—
Total comprehensive income
Profit for the year	—	—	—	—	170,294,956,036	—	170,294,956,036
Other comprehensive income	—	—	—	—	—	94,438,154,670	94,438,154,670
Balance at December 31, 2022	1,493,102,120,000	506,130,312,000	1,142,353,750,001	336,756,335,556	2,038,072,084,071	299,123,932,236	5,815,538,533,864

Balance at January 1, 2023	1,493,102,120,000	506,130,312,000	1,142,353,750,001	336,756,335,556	2,038,072,084,071	299,123,932,236	5,815,538,533,864

Issuance of hybrid securities	—	119,963,080,000	—	—	—	—	119,963,080,000
Dividends of hybrid securities	—	—	—	—	(29,162,547,356)	—	(29,162,547,356)
Dividends	—	—	—	—	(100,000,000,000)	—	(100,000,000,000)
Total comprehensive income
Profit for the year	—	—	—	—	352,363,540,655	—	352,363,540,655
Other comprehensive income	—	—	—	—	—	(1,490,339,030)	(1,490,339,030)

Balance at December 31, 2023	1,493,102,120,000	626,093,392,000	1,142,353,750,001	336,756,335,556	2,261,273,077,370	297,633,593,206	6,157,212,268,133

The above separate statements of changes in equity should be read in conjunction with the accompanying notes.

7

KB SECURITIES Co., Ltd.

Separate Statements of Cash Flows

Years Ended December 31, 2023 and 2022

(in Korean won)	Notes	2023	2022
Cash flows from operating activities
Cash generated from operating activities
Profit for the year		352,363,540,655	170,294,956,036
Adjustment for non-cash items	43	(377,424,311,499)	(547,044,387,464)
Changes in operating assets and liabilities	43	(6,582,408,219,197)	(382,676,653,008)

		(6,607,468,990,041)	(759,426,084,436)
Interest received		1,442,167,452,931	1,103,052,980,271
Interest paid		(958,680,565,750)	(448,730,584,509)
Dividends received		74,040,765,112	47,165,956,301
Income taxes paid		(11,576,956,883)	(204,006,008,899)

Net cash used in operating activities		(6,061,518,294,631)	(261,943,741,272)

Cash flows from investing activities
Decrease in long-term deposit		500,000,000,000	498,550,000,000
Acquisition of financial assets at fair value through other comprehensive income		(5,622,658,475,953)	(5,425,088,782,074)
Disposal of financial assets at fair value through other comprehensive income		5,403,034,985,731	4,476,887,646,352
Acquisition of investments of subsidiaries and associates	9	(211,817,286,821)	(488,146,088,553)
Disposal of investment of subsidiaries and associates	9	125,766,349,941	474,612,192,592
Acquisition of property and equipment	11	(15,705,333,850)	(22,279,332,929)
Disposal of property and equipment	11	—	2,763,680,568
Acquisition of intangible assets	13	(83,213,525,185)	(43,838,228,413)
Disposal of intangible assets	13	2,020,704,075	1,019,665,000
Disposal of investment properties	12	—	2,986,319,434
Others		(77,219,607)	(21,285,090,533)

Net cash provided by (used in) investing activities		97,350,198,331	(543,818,018,556)

Cash flows from financing activities
Increase in borrowings	43	4,754,831,923,405	1,867,511,733,452
Issuance of debentures	43	1,000,000,000,000	—
Repayment of debentures	43	(340,000,000,000)	(520,000,000,000)
Decrease in guarantee deposit liabilities	43	1,071,976,798	518,525,155
Dividends paid	25	(100,000,000,000)	(400,000,000,000)
Redemption of principal elements of lease payments	43	(31,662,680,098)	(30,122,914,297)
Issuance of hybrid securities	23	119,963,080,000	506,130,312,000
Dividends of hybrid securities	25	(25,167,500,000)	(3,437,500,000)
Increase in other liabilities	43	—	2,911,250,000

Net cash provided by financing activities		5,379,036,800,105	1,423,511,406,310

Effect of exchange rate changes on cash and cash equivalents		(569,201,171)	(4,027,082,739)

Net increase in cash and cash equivalents		(585,700,497,366)	613,722,563,743
Cash and cash equivalents at the beginning of the year	5	1,027,870,362,068	414,147,798,325

Cash and cash equivalents at the end of the year	5	442,169,864,702	1,027,870,362,068

The above separate statements of cash flows should be read in conjunction with the accompanying notes

8

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

1. The Company

KB Securities Co., Ltd. (the “Company” or “KB Securities”, formerly, Hyundai Securities Co., Ltd.) was established on June 1, 1962, under the name of Kookil Securities Co., Ltd. On June 5, 1986, the Company changed its name to “Hyundai Securities Co., Ltd.”. After several capital increases, the share capital of the Company amounts to ~~W~~ 1,493,102 million as at December 31, 2023.

The Company became a wholly owned subsidiary of KB Financial Group Inc. on October 19, 2016, through a comprehensive exchange of shares. At the end of the reporting period, KB Financial Group Inc. owns 100% of ordinary shares of the Company.

Meanwhile, the Company merged with KB Investment & Securities Co., Ltd. (the “KB Investment & Securities”) on December 30, 2016 as a surviving company and changed its name to KB Securities Co., Ltd. As at December 31, 2023, the Company has 87 branch offices in Korea and one overseas branch office.

2. Material Accounting Policies

The material accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying separate financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The separate financial statements have been prepared on the historical cost basis except for the following items:

•	Certain financial assets and liabilities (including derivatives instruments), certain classes of property, plant and equipment and investment properties measured at fair value

•	Assets held for sale measured at fair value less costs to sell, and

•	Defined benefit obligation and plan assets measured at fair value

The preparation of the separate financial statements requires the use of certain significant accounting estimates. Management also needs to exercise judgement in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 3.

9

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

2.2 Changes in Accounting Policy and Disclosures

2.2.1 New and amended standards adopted by the Company

The Company has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2023.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Accounting Policy Disclosure

The amendments require an entity to define and disclose its material accounting policy information (material accounting policy information means the level that has effects on the decision-making of the primary users of the financial statements, combined with other information contained in financial statements). These amendments do not have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements—Disclosure of gains or losses on valuation of financial liabilities with exercise price adjustment conditions

The amendments require disclosures about the book amount and gains or losses on valuation occurred during the reporting period, if all or part of the financial instrument whose exercise price is adjusted due to the issuers’ stock price fluctuations, is classified as financial liabilities. These amendments do not have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments introduce the definition of accounting estimates and clarify how to distinguish changes in accounting estimates from changes in accounting policies. These amendments do not have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1012 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

The amendments narrow the scope of the deferred tax recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. These amendments do not have a significant impact on the financial statements.

•	Enactment of Korean IFRS No.1117 Insurance Contract

Korean IFRS No.1117, ‘Insurance Contracts’, which replaces Korean IFRS No.1104, ‘Insurance Contracts’, is effective for fiscal years beginning on or after January 1, 2023. The main features of Korean IFRS No.1117 are the estimation of all cash flows according to insurance contracts, measurement of insurance liabilities using a discount rate that reflects assumptions and risks at the reporting date, and recognition of revenue on an accrual basis by reflecting the services (insurance coverage) provided to policyholders each fiscal year. In addition, investment elements (surrender/maturity refund) paid to policyholders regardless of insurance events are excluded from insurance profits, and insurance profit and loss and investment profit and loss are displayed separately so that primary users of financial statements can check the source of profit and loss. The enactment of this standard does not have a significant impact on the financial statements.

•	Amendments to Korean IFRS No. 1012 Income Taxes – Pillar 2 model rules for reforming international taxation

The amendments temporarily exempt the accounting treatment of deferred tax arising from the enforcement of laws reflecting the Pillar 2 model rules for reforming international taxation of multinational companies and require disclosure of related current corporate tax effects Analysing the impact of the amendments to this standard on the consolidated financial statements is in progress.

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KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

2.2.2 The following amended standards have been published that are not mandatory for December 31, 2023 reporting periods and have not been early adopted by the Company.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements—Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise the right to defer settlement of the liability or the management’s expectations thereof. Also, the settlement of liability includes the transfer of the entity’s own equity instruments; however, it would be excluded if an option to settle the liability by the transfer of the entity’s own equity instruments is recognized separately from the liability as an equity component of a compound financial instrument. In addition, agreements that the Company must comply with after the end of the reporting period do not affect the classification of the relevant liabilities at the end of the reporting period; further, if liabilities that must comply with agreements within 12 months after the reporting period are classified as non-current liabilities as of the end of the reporting period, the entity should disclose the risk that the liabilities may be repaid within 12 months after the reporting period. The amendments should be applied for annual reporting periods beginning on or after January 1, 2024, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1007 Cash flow statements and Korean IFRS No.1107 Financial Instruments—Disclosure — Disclosure of information of supplier finance Arrangements

The amendments request that if the supplier finance arrangements are applied, information on the supplier finance arrangements must be disclosed so that users of financial statements can evaluate the impact of the supplier finance arrangements on the company’s liabilities, cash flow, and liquidity risk exposure. The amendments should be applied for annual reporting periods beginning on or after January 1, 2024, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1116 Leases – Lease liabilities arising from sale and leaseback

The amendments clarify the method of subsequently measuring the lease liability arising from a sale and leaseback, the lease fee or modified lease fee is calculated in a manner that does not recognize the profit or loss related to the usage rights held by the seller-lessee. The amendments should be applied for annual reporting periods beginning on or after January 1, 2024, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS No. 1001 Presentation of Financial Statements –Disclosure of virtual assets

The amendments clarify additional disclosure requirements in the case of holding virtual assets or holding virtual assets on behalf of customers or issuing virtual assets. The amendments should be applied for annual reporting periods beginning on or after January 1, 2024, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

2.3 Foreign Currency Translation

(a) Functional and presentation currency

Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (“the functional currency”). The financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

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KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of hedge of net investments in foreign operations, or are attributable to monetary part of the net investment in a foreign operation.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities held at fair value through other comprehensive income are recognized in other comprehensive income.

2.4 Investments in Associates and Subsidiaries

The Company has prepared the separate financial statements in accordance with Korean IFRS No.1027, Separate Financial Statements. Investments in associates and subsidiaries are recognized at cost. The Company recognizes dividend income from subsidiaries or associates in profit or loss when its right to receive dividend is established.

2.5 Recognition and Measurement of Financial Instruments

2.5.1 Classification

The Company classifies financial assets as follows.

•	Those to be measured at fair value (through profit or loss or other comprehensive income)

•	Those to be measured at amortised cost

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Company reclassifies debt investments when, and only when its business model for managing those assets changes.

For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of non-designated equity investment are recognized in profit or loss.

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KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

2.5.2 Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

2.5.2.1 Debt instruments

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. The Company classifies its debt instruments into one of the following three measurement categories:

(a) Amortised cost

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. A gain or loss on a debt investment that is subsequently measured at amortised cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘interest income’ using the effective interest rate method.

(b) Fair value through other comprehensive income

Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘interest income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘gain or loss on foreign currency transaction’ and impairment losses are presented in ‘loss on valuation and disposal of financial instrument’.

(c) Fair value through profit or loss

Assets that do not meet the criteria for amortised cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘gain or loss on valuation and disposal of financial instrument’ in the year in which it arises.

2.5.2.2 Equity instruments

The Company subsequently measures all equity investments at fair value. Where the Company’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividend income from such investments continues to be recognized in profit or loss when the right to receive payments is established.

13

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘gain or loss on valuation and disposal of financial instrument’ in the statement of profit or loss. Impairment loss (reversal of impairment loss) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

2.5.3 Impairment

The Company assesses on a forward-looking basis expected credit losses associated with its debt instruments carried at amortised cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Expected credit losses are a probability-weighted estimate of credit losses (i.e. the present value of all cash shortfalls) over the expected life of the financial instrument. The Company measures expected credit losses by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions.

The Company uses the following three measurement techniques in accordance with Korean IFRS:

•	General approach: for financial assets and off-balance-sheet unused credit line that below two approaches are not applied

•	Simplified approach: for receivables, contract assets and lease receivables

•	Credit-impaired approach: for purchased or originated credit-impaired financial assets

Different measurement approaches are applied depending on significant increase in credit risk. 12 month expected credit losses is recognized when credit risk has not significantly increased since initial recognition. A loss allowance at an amount equal to lifetime expected credit losses is recognized when credit risk has significantly increased since initial recognition. Lifetime is presumed to be a period to the contractual maturity date of a financial asset (the expected life of the financial asset).

The Company determines whether the credit risk has increased significantly since initial recognition using the following information. One or more of the following circumstances is deemed significant increase in credit risk.

•	More than 30 days past due;

•	Decline in credit rating at period end by more than certain notches as compared to that at initial recognition;

•	Decline in ratings below certain level in the early warning system;

Under simplified approach, the Company shall always measure the loss allowance at an amount equal to lifetime expected credit losses. Under credit-impaired approach, the Company shall only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets.

The Company generally deems credit-impaired in case of one or more of the following circumstances:

•	90 days or more past due;

•	Legal proceedings related to collection;

•	Refinancing;

•	Corporate borrowers that are rated C or D;

•	Debt restructuring.

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KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

2.5.3.1 Forward-looking information

The Company uses forward-looking information, when it determines whether the credit risk has increased significantly since initial recognition and measures expected credit losses.

The Company assumes the risk component has a certain correlation with the business cycle, and calculates the expected credit loss by reflecting the forward-looking information with macroeconomic variables on the measurement inputs.

Forward-looking information used in calculation of expected credit loss is derived after comprehensive consideration of a variety of factors including scenario in management planning, risk situation scenario for stress test, third party forecast, and others.

2.5.3.2 Measuring expected credit losses on financial assets at amortised cost

The amount of the expected credit losses on financial assets at amortised cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The Company estimates expected future cash flows for financial assets that are individually significant (individual assessment of impairment).

For financial assets that are not individually significant, the Company collectively estimates expected credit loss by grouping loans with homogeneous credit risk profile (collective assessment of impairment).

•	Individual assessment of impairment

Individual assessment of impairment losses are calculated using management’s best estimate on present value of expected future cash flows. The Company uses all the available information including operating cash flow of the borrower and net realizable value of any collateral held.

•	Collective assessment of impairment

Collective assessment of loss allowance involves historical loss experience along with incorporation of forward-looking information. Such process incorporates factors such as type of collateral, product and borrowers, credit rating, size of portfolio and recovery period and applies ‘probability of default’ (PD) on a company of assets and ‘loss given default’ (LGD) by type of recovery method. Also, the expected credit loss model involves certain assumption to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce gap between loss estimate and actual loss experience.

2.5.3.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

Measuring method of expected credit losses on financial assets at fair value through other comprehensive income is equal to the method of financial assets at amortised cost, except for loss allowances that are recognized as other comprehensive income. Amounts recognized in other comprehensive income for sale or repayment of financial assets at fair value through other comprehensive income are reclassified to profit or loss.

2.5.4 Recognition and Derecognition

Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received. The Company classified the financial liability as “borrowings” in the statement of financial position.

15

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

The Company writes off the carrying amount and allowance of financial assets in its entirety or to a portion thereof when the principal and interest are determined to be no longer recoverable. In general, the Company considers write-off when it is determined that the debtor does not have sufficient resources or income to cover the principal and interest, and this write-off decision is made in accordance with internal regulations.

2.5.5 Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

2.6 Financial Liabilities

2.6.1 Classification and Measurement

The Company’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading.

The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortised cost and present as ‘deposits liabilities’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

2.6.2 Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or canceled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

The Company’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading. Financial liabilities designated the financial liabilities at fair value through profit or loss is the structured financial liabilities containing embedded derivatives issued by the Company.

The changes in fair value of financial liabilities at fair value through profit or loss due to the change of credit risk is recognized as other comprehensive income(instead of profit and loss) and this other comprehensive income can not be transferred to profit and loss in subsequent events.

2.7 Derivative Financial Instruments

The Company enters into numerous derivative financial instrument contracts such as stock options, stock swaps, interest rate swaps and others for trading purposes or sale and issue of derivative combined securities. These derivative financial instruments are presented as derivative financial instruments within the financial statements irrespective of transaction purpose and subsequent measurement requirement.

16

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

Derivatives are initially recognized at fair value on the date a derivative contract enters into and are subsequently re-measured at their fair value. The changes of the fair value of derivatives financial instruments held for trading are recognized in profit or loss as ‘gain or loss on valuation and disposal of financial instrument’.

Fair value of derivative instrument traded in active market is a quoted price. In case of fair value of relatively simple derivative instruments such as options, interest rate or currency swaps and others is calculated using one or more valuation techniques like cash flow discount model, option pricing model which is based on observable data and appropriate considering the nature of objects.

Also, fair value of more complex derivative instrument is calculated using valuation techniques based on unobservable data in the market. The accuracy of the valuation techniques is approved by periodical review.

2.7.1 Day 1 Profit and Loss

Accordance with Korean IFRS, if there is no available price from active market and if the Company uses a valuation technique that uses unobservable valuation parameters from market for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortised by using the straight line method over the life of the financial instruments.

2.7.2 Credit risk adjustments

In case of exchange-traded derivative instrument, credit risk is not reflected on the fair value because exchange-traded derivative instrument is traded in public exchange, and it is not available to identify certain counterparties. Fair value of OTC derivative instrument only reflects credit risk.

2.7.3 Hedge accounting

The accounting treatment of changes of fair value for the derivatives varies as the character of hedging items and the purpose of hedging. The Company holds derivative contracts for the purpose of hedging the risk and the Company designates certain derivatives as hedging instruments to hedge the risk as follows.

(a)	Fair value hedge : a hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment

(b)

Cash flow hedge : a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with all, or a component of, the recognized asset or liability or a highly probable forecast transaction

(c)	Hedge of net investments in foreign operations

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

The fair value of derivatives for hedge is disclosed in note 37.

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item is fully amortised to profit or loss by the maturity of the financial instrument using the effective interest method.

17

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

The accounting treatments of hedge of net investments in foreign operations are similar to those of cash flow hedge.

If hedging instruments qualify for a hedge of net investments in foreign operations, the effective portion of changes in fair value of hedging instrument is recognized in other comprehensive income or loss and the ineffective portion is recognized in profit or loss. The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognized in other comprehensive income will be reclassified from other comprehensive income or loss to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation.

2.8 Property and Equipment

All property and equipment except for land are recognized at its cost less any accumulated depreciation and any accumulated impairment losses. The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Land is measured at fair value on the basis of the valuation performed by an independent valuer. Revaluations are performed with sufficient regularity to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the end of the reporting period.

If an asset’s carrying amount is increased as a result of a revaluation, the increase is recognized in other comprehensive income and the amount is accumulated in equity under the heading of revaluation surplus after netting deferred tax. However, the increase is recognized in profit or loss to the extent that it reverses a revaluation decrease of the same asset previously recognized in profit or loss. If an asset’s carrying amount is decreased as a result of a revaluation, the decrease is recognized in profit or loss. However, the decrease is recognized in other comprehensive income to the extent of any credit balance existing in the revaluation surplus in respect of that asset. The decrease recognized in other comprehensive income reduces the amount accumulated in equity under the heading of revaluation surplus. The revaluation surplus included in equity in respect of an item of property and equipment is transferred directly to retained earnings when the asset is derecognized.

Depreciation of all property and equipment, except for land, is calculated using the following method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives as follows:

Property and equipment	Estimated useful lives	Depreciation method
Buildings	40 years	Straight-line method
Vehicles	4 years	Straight-line method
Furniture and equipment	4 years	Straight-line method
Other	4 years	Straight-line method
Right-of-use assets	1~10 years (initial date of the contract entered into ~ maturity date)	Straight-line method

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year-end and, if needed, the changes are accounted for as a change in an accounting estimate.

18

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

2.9 Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives of 40 years.

2.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill, comprise software and membership rights, and are amortised using the straight-line method with no residual value over following estimated useful economic life since the asset is available for use. However, goodwill and membership rights are not amortised by considering their useful life as indefinite, because there is no expectable limit to period for use.

Intangible assets	Estimated useful lives	Amortization method
Development costs	4 years	Straight-line method
Software	4 years	Straight-line method

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at the end of each financial year. The management reviews the useful life of intangible assets that is not being amortised each period to determine whether events and circumstances continue to support an indefinite useful life. If management judges that previous estimates should be adjusted, the change is accounted for as a change in an accounting estimate.

2.11 Impairment of Non-financial Assets

Goodwill or intangible assets with indefinite useful lives are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

2.12 Lease

Lease income from operating leases where the Company is a lessor is recognized on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature.

The Company should assess whether a contract is, or contains a lease at the date the contract entered into and the initial application date under Korean IFRS No.1116. But the Company may elect not to reassess whether a contract is, or contains a lease for the contract entered into before the transition date by applying practical expedient permitted by Korean IFRS No.1116. The Company has gone through all the contract to assess whether the contract is, or contains, a lease at the date the contract entered into after the date of initial application.

19

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

A lessee is required to recognize a right-of-use asset (lease asset) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured on a present value basis.

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payment that are based on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of lease liability

•	Any lease payments made at or before the commencement date less any lease incentives received

•	Any initial direct costs incurred by the lessee, and

•	An estimate of restoration costs

However, short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and lease of low-value assets (For example, underlying leased asset under $ 5,000) are permitted to elect exceptional conditions.

The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term.

Related to sale and leaseback, the Company (seller-lessee) is required to apply the Korean IFRS No.1115 ‘Revenue from Contracts with Customers’ to determine whether the transfer of an asset is accounted for as a sale of that asset. However, the Company shall not reassess sale and leaseback transactions entered into before the date of initial application.

Large number of lease contracts held by the Company have extension option and termination option. These conditions are generally used for maximizing the flexibility of lease operation in a view of managing the contracts. Extension option or termination option included in the lease contracts are generally owned by the Company, not lessor. The Company re-evaluated the lease term of the lease contracts by taking into account the contract type, operation plan for branch offices, and costs related to lease termination. As a result, no significant change in the existing lease term has occurred.

2.13 Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation and the increase in the provision due to passage of time is recognized as interest expense.

20

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

2.14 Financial Guarantee Contracts

Financial guarantees contracts provided by the Company are initially measured at fair value on the date the guarantee was given. Subsequent to initial recognition, the Company’s liabilities under such guarantees are measured at the higher of the amounts below and recognized as ‘other financial liabilities’:

•	Loss allowance in accordance with Korean IFRS No.1109, ‘Financial Instruments’

•	The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of Korean IFRS No.1115, ‘Revenue from Contracts with Customers’

2.15 Revenue Recognition

The Company recognizes revenues in accordance with the following five-step revenue recognition standard (Korean IFRS No.1115 Revenue from Contracts with Customers).

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

2.16 Employee Benefits

2.16.1 Retirement benefit liabilities: Defined benefit plans and Defined contribution plans

The Company has both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service. A defined benefit plan is a pension plan that is not a defined contribution plan.

Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating to the terms of the related pension obligation. The remeasurements of the net defined benefit liability are recognized in other comprehensive income.

If any plan amendments, curtailments, or settlements occur, past service costs or any gains or losses on settlement are recognized as profit or loss for the year.

2.16.2 Short-term employee benefits

Short-term employee benefits, which are expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the service, are recognized in profit or loss at the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

21

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Company has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

2.16.3 Share-based payment

The Company is under share-based payment arrangements that grant shares to the executives of the Company. When the arrangements are exercised, the Company provides share or cash equal to the monetary value of the share.

The Company measures the services acquired and the liability incurred at fair value, and the fair value is recognized as expense and accrued expenses over the vesting period. Until the liability is settled, the Company remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss as share-based payments.

2.17 Income Tax Expenses

Income tax expense comprises current income tax and deferred income tax and is recognized in profit or loss for the year, except to the extent that the tax arises from (a) a transaction or event which is recognized either in other comprehensive income or directly in equity and (b) a business combination.

2.17.1 Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation or expenses that is not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Company offsets current income tax assets and current income tax liabilities if, and only if, the Company (a) has a legally enforceable right to set off the recognized amounts and (b) intends to settle on a net basis.

2.17.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting profit nor taxable profit or loss.

Deferred income tax is recognized on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

22

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Company reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Current income tax and deferred income tax are included in the calculation of income tax expense. Income taxes related to prior period are included in current income tax.

Deferred income taxes, recognized directly in equity or arisen from business combination, are directly deducted from equity or goodwill.

2.18 Operating Segment Reporting

Operating segments are components of the Company, about which separate internal reporting information is evaluated regularly by the chief operating decision makers including Board of Directors in deciding how to allocate resources and to assess performance. Each segment is a strategic business unit that offers different products and services, and is managed separately because each business has different risks and opportunities, different technology required and marketing strategies.

Segment information includes the items which are directly attributable and reasonably allocated to the segment.

2.19 Other Receivables and Payables Related to Brokerage Transactions

Regarding customer brokerage transactions, the Company recognizes the receivable from and payable to the Korea Exchange (Clearing and settlement organization) and customers in total amounts, which the Company recognizes as other financial assets and other financial liabilities. The Company offsets the receivable and payable that arise between Korea Exchange and the Company within the same day.

2.20 Business Combinations

The acquisition method of accounting is used to account for business combinations by the Company. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Company applies the book-value method to account for business combinations of entities under common control. Identifiable assets acquired and liabilities assumed in a business combination are measured at their book values on the financial statements of the ultimate parent entity. In addition, the difference between the sum of book values of the assets and liabilities transferred and accumulated other comprehensive income; and the consideration paid is recognized as capital surplus.

23

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

2.21 Approval of Issuance of the Financial Statements

The issuance of the December 31, 2023 separate financial statements of the Company was approved by the Board of Directors on March 6, 2024, which is subject to change with approval at the annual shareholder’s meeting.

3. Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Company to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Company’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below. Additional information of significant judgment and assumptions of certain items are included in relevant notes.

3.1 Income taxes

The Company recorded, based on its best estimate, current taxes and deferred taxes that the Company will be liable in the future for the operating results at the end of the reporting period. However, the final tax outcome in the future may be different from the amounts that were initially recorded. Such differences will impact the current and deferred income tax assets and liabilities in the period in which the final tax outcome is determined.

If certain portion of the taxable income is not used for investments or increase in wages in accordance with the Special Taxation for Facilitation of Investment and Mutually-Beneficial Cooperation, the Company is liable to pay additional income tax calculated based on the tax law. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from such tax law. As the Company’s income tax is dependent on the investments and increase in wages, there exists uncertainty with regard to measuring the final tax effects.

3.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks.

As described in Note 2.5, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

24

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3.3 Impairment of financial assets

In accordance with Korean IFRS No.1109, the provision for impairment for financial assets are based on assumptions about risk of default and expected loss rates. The Company uses judgment in making these assumptions and selecting the inputs to the impairment calculation based on the Company’s past history, existing market conditions as well as forward-looking estimates at the end of each reporting period (Note 2.5).

3.4 Measurement of defined benefit obligation

The present value of the defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of the defined benefit liability. The Company determines the appropriate discount rate at the end of the reporting period. This is the interest rate that is used to determine the present value of estimated future cash outflows expected to be required to settle the defined benefit liability. In determining the appropriate discount rate, the Company considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the pension benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. Other key assumptions for defined benefit liability are based in part on current market conditions.

25

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

4. Segment Information

4.1 Types of services from which each reportable segment derives its revenues

Management of the Company decides operating segment based on the information, which is to be reported to the chief executive officer, in order to allocate resources to the segment and evaluate performance of the segment. The Company’s operating segments consist of brokerage and wealth management, investment banking, trading and other business part.

In accordance with Korean IFRS No.1108, reporting segments of the Company by type of services categories are as follows:

Reporting segment	Main business activities
Brokerage and wealth management	Sales and services relating to wealth management and brokerage provided to individuals, corporations and institutional investors

Investment banking	Underwriting and advisory services related to bond issuance, structured finance, initial public offering, and mergers and acquisition

Trading	Trading of securities and derivatives, and proprietary trading

Others	Other services and support services

4.2 Revenue and income of segment reporting

Financial information by operating segment for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)
	2023
	Operating income	Operating expense	Operating profit (loss)	Non-operating income (expense)	Income tax expense	Profit (loss) for the year
Brokerage and wealth management	4,162,257,567	3,925,688,546	236,569,021	(15,673,946)	—	220,895,075
Investment banking	974,957,814	797,871,693	177,086,121	(163,036,425)	—	14,049,696
Trading	5,783,714,581	5,740,497,881	43,216,700	9,289,767	—	52,506,467
Others [1]	319,277,714	122,613,549	196,664,165	(42,661,124)	89,090,738	64,912,303

	11,240,207,676	10,586,671,669	653,536,007	(212,081,728)	89,090,738	352,363,541

[1]	All income tax expenses are allocated to the others segment, due to the difficulty of reasonable allocation.

(in thousands of Korean won)
	2022
	Operating income	Operating expense	Operating profit (loss)	Non-operating income (expense)	Income tax expense	Profit (loss) for the year
Brokerage and wealth management	2,319,349,482	2,179,648,293	139,701,189	(19,620,828)	—	120,080,361
Investment banking	867,151,810	746,582,110	120,569,700	68,589,313	—	189,159,013
Trading	10,622,124,083	10,740,421,352	(118,297,269)	1,375,474	—	(116,921,795)
Others [1]	168,186,307	93,363,333	74,822,974	(36,598,074)	60,247,522	(22,022,622)

	13,976,811,682	13,760,015,088	216,796,594	13,745,885	60,247,522	170,294,957

[1]	All income tax expenses are allocated to the others segment, due to the difficulty of reasonable allocation.

26

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

The above reported operating income is generated from external customers and inter-segment transactions, and expense includes expenses that can be directly attributed or reasonably allocated to each segment including internal interests. Segment profit represents the profit earned by each segment, reported to the chief executive officer to determine the allocation of resources and to measure the respective segments’ performance.

4.3 Assets and liabilities of segments

Total assets and liabilities by each segment as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023
	Total assets	Total liabilities
Brokerage and wealth management	8,557,590,262	7,407,509,415
Investment banking	3,370,251,863	152,321,037
Trading	25,836,183,290	18,296,419,004
Others	20,064,462,388	25,815,026,079

	57,828,487,803	51,671,275,535

(in thousands of Korean won)	2022
	Total assets	Total liabilities
Brokerage and wealth management	7,398,410,715	6,428,705,688
Investment banking	3,135,300,826	86,637,307
Trading	23,836,270,897	18,743,394,623
Others	16,280,732,206	19,576,438,492

	50,650,714,644	44,835,176,110

4.4 Information on principal customers

No single customer contributed 10% or more to the Company’s revenue for the years ended December 31, 2023 and 2022.

27

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

5. Cash and Deposits

The details of cash and deposits as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Cash and cash equivalents
Cash on hand	98	14,096
Demand deposits	170,183,415	658,388,425
Checking deposit	4,779,837	12,051,431
Foreign currency deposits	109,959,995	268,540,580
MMDA	92,034,412	84,127,974
Accommodation notes	65,212,108	4,747,856

	442,169,865	1,027,870,362

Deposits
Deposits for securities subscription	2,166,493	1,007,522
Reserve for claims of customers’ deposits	434,840,018	456,165,726
Guarantee deposits for securities lending and borrowing	203,006,941	120,336,120
Deposits for exchange-traded derivatives	624,629,214	1,079,340,866
Guarantee deposits for KSFC trading	529,659	2,513,154
Long-term deposits	75,000,000	575,000,000
Restricted due from financial institutes	39,000	39,000
Others	542,624,988	766,660,854
Allowances for credit losses of deposits	(290,185)	(645,197)

	1,882,546,128	3,000,418,045

	2,324,715,993	4,028,288,407

Restricted deposits as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Deposits for securities subscription [1]	2,166,493	1,007,522
Reserve for claims of customers’ deposits [2]	434,840,018	456,165,726
Guarantee deposits for securities lending and borrowing [3]	203,006,941	120,336,120
Deposits for exchange-traded derivatives [4]	624,629,214	1,079,340,866
Guarantee deposits for KSFC trading [5]	529,659	2,513,154
Long-term deposits [6]	69,000,000	569,000,000
Restricted due from financial institutes [7]	39,000	39,000
Others [8]	542,624,988	766,660,854

	1,876,836,313	2,995,063,242

[1]

Subscription deposits are subscription margin of investors and the Company that are separately deposited at Korea Securities Finance Corporation(KSFC) or other relevant financial institutions until due date for payment for the subscription of the newly issued or sold securities in accordance with the provisions of Article 4-44 of the Regulation on Financial Investment Business.

[2]

The reserve for claims of customers’ deposits is deposited separately in a form of trust in KSFC to meet the demands of investors, such as return of deposit and others, in accordance with Article 74 of the Financial Investment Services and Capital Markets Act.

[3]	Deposited in Korea Securities Depository to guarantee for securities lending and borrowing.
[4]	The deposits for exchange-traded derivatives that the investors and the Company pay for foreign futures option trading to KEB Hana Bank and Forex Dealer Member.
[5]	In the case of an investor’s loan transaction, a certain portion of the price of securities sold is deposited at KSFC as margin.
[6]	Pledged deposits provided for securities lending and borrowing, repurchase agreements between institutions and retail payment through investment & securities companies are included.
[7]	Guarantee deposits for checking accounts
[8]	Deposits in foreign currency and others consist of the margin accounts for trading financial instruments in foreign markets and deposits to court.

28

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

Changes in allowances for credit losses of deposits for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023
	12-month expected credit losses	Lifetime expected credit losses
		Non-impaired	Impaired
Beginning	645,197	—	—
Reversal of provision	(355,012)	—	—

	290,185	—	—

(in thousands of Korean won)	2022
	12-month expected credit losses	Lifetime expected credit losses
		Non-impaired	Impaired
Beginning	632,598	—	—
Provision	12,599	—	—

	645,197	—	—

6. Financial Instruments at FVTPL

The details of financial instruments at FVTPL as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	Financial Assets at FVTPL		Financial Liabilities at FVTPL
	2023	2022	2023	2022
Financial assets required to be mandatorily measured at FVTPL	35,529,339,671	28,995,718,418	2,860,033,642	2,082,979,265
Financial assets designated at FVTPL	—	—	7,975,847,458	10,088,600,213

	35,529,339,671	28,995,718,418	10,835,881,100	12,171,579,478

29

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

6.1 Financial assets required to be mandatorily measured at FVTPL

The details of financial assets required to be mandatorily measured at FVTPL as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Deposits
Reserve for claims of customers’ deposits (trust) [1]	4,708,118,940	4,531,756,553
Equity instruments
Stocks	923,732,924	604,033,526
Debt instruments
Government and local government bonds	3,903,440,137	4,092,627,487
Special bonds	2,981,409,472	1,793,814,905
Corporate bonds	5,907,122,398	4,093,880,890
Corporate commercial papers	6,575,704,889	5,196,584,584
Asset-backed short-term bonds	2,257,642,941	2,406,246,303
Hybrid bond with security-like features	244,663,741	220,498,019
Investment in partnerships	581,762,940	440,156,234
Collective investment securities	4,600,708,350	3,311,063,660
Hybrid stock with bond-like features	124,485,659	120,388,757
Loans
Privately placed bonds	—	42,604,988
Derivative linked securities
Equity-linked securities	9,129,439	31,899,039
Other derivative linked securities	615,830,815	331,528,412
Other OTC derivative combined contract	187,620,544	236,574,425
Securities in foreign currency
Stocks in foreign currency	24,839,546	26,990,295
Bonds in foreign currency	661,392,565	621,320,119
Investments in partnerships in foreign currency	44,768,900	43,983,023
Collective investment securities in foreign currency	190,230,987	208,724,857
Collective fund for default loss	83,483,822	82,667,524
Hybrid bonds	473,554,744	558,301,229
Exchange traded notes	10,540	73,589
Other short-term securities held for sale	429,685,378	—

	35,529,339,671	28,995,718,418

[1]

The reserve for claims of customers’ deposits is restricted to use because this reserve is deposited separately in a form of trust in KSFC to meet the demands of investors, such as return of deposit and others, in accordance with Article 74 of the Financial Investment Services and Capital Markets Act. Among the reserve for claims of customers’ deposits deposited in a form of trust in KSFC, beneficiaries amount to ~~W~~ 98,000 million are provided as a collateral for the payment to Kookmin Bank which is an agent bank of payment, in accordance with Article 72 Clause 3 of the Financial Investment Services and Capital Markets Act.

Details of securities sold which are classified as financial liabilities at FVTPL as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Equity Securities
Stocks	585,888,153	428,935,822
Collective investment securities	2,771,484	2,268,236
Debt Securities
Government and local government bonds	2,271,374,005	1,651,775,207

	2,860,033,642	2,082,979,265

30

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

Assets Pledged as Collateral

The details of financial assets pledged as collateral as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	Description	2023	2022	Security right holder
Financial assets at FVTPL	Guarantee deposits for lending and borrowing securities and bonds	10,076,739,059	7,063,541,100	Korea Securities Depository, etc.
	Margin required and guarantee deposits for derivatives trading	1,556,234,283	1,129,757,669	Korea Stock Exchange, etc.
	Guarantee deposits for clearing fund	—	1,458,725	Korea Securities Depository
	Guarantee deposits for reverse repurchase agreements	3,200,510,963	3,724,891,983	Customer, Institution
	Guarantee deposits for agency of balance payments	98,000,000	98,000,000	Kookmin Bank
Financial assets at FVOCI	Guarantee deposits for lending and borrowing securities and bond	1,719,208,234	1,592,460,037	Korea Securities Depository, etc.
	Guarantee deposits for derivatives trading	167,879,197	136,701,325	Hana Securities Co., Ltd., etc.
	Guarantee deposits for reverse repurchase agreements	2,509,724,246	2,234,882,535	Customer, Institution
Other financial assets	Guarantee deposits for lending and borrowing securities and bonds	—	47,850,000	KSFC

		19,328,295,982	16,029,543,374

(*)	As at December 31, 2023 and 2022, the accrued interests related to debt securities provided as collateral of ~~W~~ 344,448 million and ~~W~~ 228,578 million, respectively, are excluded.

The Company provides ~~W~~ 7,916,155 million and ~~W~~ 4,986,339 million of its borrowing securities held as collateral to KSFC and others as at December 31, 2023 and 2022, respectively.

As at December 31, 2023 and 2022, the fair values of collaterals sold or repledged as collaterals regardless of default are as follows:

(in thousands of Korean won)	Securities
	2023	2022
Fair value of collateral held	1,475,466,369	771,983,450
Fair value of collaterals sold or re-provided as collateral	—	—

	1,475,466,369	771,983,450

6.2 Financial liabilities designated at FVTPL

The details of financial liabilities designated at FVTPL as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	Financial liabilities designated at FVTPL
	2023	2022
Derivative linked securities
Equity-linked securities	5,150,606,199	6,804,836,388
Other derivative linked securities	1,834,571,974	1,636,774,811
Other OTC derivative combined contract	933,983,691	1,611,301,701
Exchange traded notes	56,685,594	35,687,313

	7,975,847,458	10,088,600,213

31

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

The differences between the contractual value to be paid at maturity and the carrying amount of financial liabilities at FVTPL as at December 31, 2023 and 2022, are as follows :

(in thousands of Korean won)	2023	2022
Contractual value to be paid at maturity	7,871,014,106	9,973,339,575
Carrying amount	7,975,847,458	10,088,600,213

Differences	(104,833,352)	(115,260,638)

Accumulated changes in fair value of financial liabilities at FVTPL due to the change of credit risk as at December 31, 2023 and 2022, are as follows :

(in thousands of Korean won)	Other comprehensive income recognized from changes of fair value due to the change of credit risk (before tax) [1]
	2023	2022
Beginning of the year	(55,892,336)	(3,070,045)
Change of fair value	71,900,709	(52,822,291)

End of the year	16,008,373	(55,892,336)

[1]	The Company assessed OCI based on the probability of default corresponding to the Company’s credit rating and loss given default. The amount is before tax.

32

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

7. Derivatives and Hedge Accounting

Derivatives owned by the Company as at December 31, 2023 and 2022, are as follows:

	2023
	Assets		Liabilities
(in thousands of Korean won)	Hedging	Trading	Hedging	Trading	Unsettled amount
Exchange-traded derivatives
Interest rate:
Futures	—	6,226,442	—	4,358,742	4,042,993,055
Equity:
Futures	—	11,179,142	—	13,231,866	1,309,051,635
Purchase options	—	6,954,717	—	—	463,629,117
Written options	—	—	—	76,362,413	684,865,465
Currency:
Futures	—	695,841	—	242,418	193,521,882
Goods:
Futures	—	1,304,534	—	105,876	26,037,012

	—	26,360,676	—	94,301,315	6,720,098,166

OTC derivatives
Interest rate:
Forwards	—	501,834,690	—	483,149,733	14,811,295,000
Swaps	—	109,345,316	—	242,616,276	195,252,814,288
Options	—	2,018,458	—	3,037,884	310,000,000
Currency:
Forwards	—	49,044,667	5,307,120	51,416,659	6,062,007,794
Swaps	—	15,064,959	—	16,848,944	534,879,078
Options	—	9,208,609	—	952	412,828,000
Equity:
Swaps	—	327,873,021	—	491,916,197	5,114,409,518
Purchase options	—	71,207,596	—	—	1,864,702,957
Written options	—	—	—	163,911,123	1,854,850,307
Credit:
Swaps	—	17,799,282	—	8,695,443	2,864,356,720
Goods:
Swaps	—	4,348,110		4,351,784	31,635,429
Options	—	1,091,360	—	1,146,632	100,484,231
Others:
Swaps	—	—	—	245,312,183	694,541,167

	—	1,108,836,068	5,307,120	1,712,403,810	229,908,804,489

	—	1,135,196,744	5,307,120	1,806,705,125	236,628,902,655

	2022
	Assets		Liabilities
(in thousands of Korean won)	Hedging	Trading	Hedging	Trading	Unsettled amount
Exchange-traded derivatives
Interest rate:
Futures	—	577,939	—	256,477	2,310,773,337
Equity:
Futures	—	35,187,795	—	89,623,607	1,805,532,521
Purchase options	—	58,416,888	—	—	1,642,156,435
Written options	—	—	—	330,682,246	2,408,934,407

33

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

Currency:
Futures	—	36,107	—	1,116,502	272,274,527
Goods:
Futures	—	1,969,714	—	940,729	28,576,813

	—	96,188,443	—	422,619,561	8,468,248,040

OTC derivatives
Interest rate:
Forwards	—	699,505,103	—	585,959,569	9,274,000,000
Swaps	—	103,770,321	—	263,433,622	139,380,656,724
Options	—	8,032,470	—	8,906,536	830,000,000
Currency:
Forwards	—	230,688,984	10,070,190	162,136,418	9,184,163,903
Swaps	—	10,205,826	—	11,813,068	464,220,055
Options	—	21,446,632	—	438,473	595,631,000
Equity:
Swaps	—	377,816,741	—	492,274,693	6,591,918,841
Purchase options	—	107,414,599	—	—	1,446,151,498
Written options	—	—	—	28,591,489	1,747,432,558
Credit:
Swaps	—	32,859,630	—	17,468,307	3,006,113,907
Goods:
Options	—	887,437	—	885,284	131,500,117
Others:
Swaps	—	13,153,870	—	313,466,501	909,001,211

	—	1,605,781,613	10,070,190	1,885,373,960	173,560,789,814

	—	1,701,970,056	10,070,190	2,307,993,521	182,029,037,854

The Company entered into the derivative contracts and applied fair value hedge accounting for hedging foreign exchange risk of the investment in subsidiaries and others.

Gain or loss on fair value hedge for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Gain(loss) on the hedging instrument	(4,791,666)	(17,212,706)
Gain(loss) on the hedged item attributable to the hedged risk	4,791,666	17,212,706

	—	—

The average price related to hedge of net investments in foreign operations as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023
	The nominal amount of the hedging instrument	Average price (KRW/USD, Korean won)
1 year	31,332,420	1,071.00
2 year	—	—
3 year	207,593,400	—
Over 3 year	—	1,178.92

	238,925,820	1,164.76

34

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(in thousands of Korean won)	2022
	The nominal amount of the hedging instrument	Average price (KRW/USD, Korean won)
1 year	65,012,490	1,071.00
2 year	—	—
3 year	—	—
Over 3 year	204,035,300	1,178.92

	269,047,790	1,152.84

The contents of fair value hedge as of December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Carrying amount (asset)	Accumulated fair value (asset)	Change of fair value for the year
Currency
Investment in subsidiaries	269,912,803	22,784,034	4,791,666

	2022
(in thousands of Korean won)	Carrying amount (asset)	Accumulated fair value (asset)	Change of fair value for the year
Currency
Investment in subsidiaries	303,653,815	24,395,046	17,212,706

8. Financial Assets at FVOCI

The details of financial assets at FVOCI as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Equity instruments
Stocks [1]	432,986,575	420,330,275
Investment in partnerships	1,200,000	1,200,000
Other	425,898,552	264,586,560
Debt instruments
Government and municipal government bonds	5,248,842	5,025,406
Special bonds	1,519,494,875	690,761,850
Corporate bonds	2,542,007,878	3,194,758,700
Debt instruments in foreign currency	203,567,442	222,182,668

	5,130,404,164	4,798,845,459

[1]	Equity investment on Korea Stock Exchange and other relative institutions.

35

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

Changes in gains and losses on valuation of financial assets at FVOCI (before tax) for the year ended December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Beginning balance	Valuation[1]	Disposal / transfer	Ending balance
Stocks	373,514,968	12,656,300	—	386,171,268
Government and local government bonds	(195,840)	252,871	—	57,031
Special bonds	(2,654,207)	3,686,348	2,654,207	3,686,348
Corporate bonds	(23,558,045)	19,132,483	11,242,068	6,816,506
Securities in foreign currency	(6,164,532)	5,080,455	49,013	(1,035,064)
Other securities in Korean won	(22,900,422)	21,311,991	—	(1,588,431)

	318,041,922	62,120,448	13,945,288	394,107,658

[1]	Provision for credit loss of debt instruments at FVOCI as ~~W~~ 693 million and reversal of provision for credit loss of debt instruments at FVOCI as ~~W~~ 170 million are excluded.

	2022
(in thousands of Korean won)	Beginning balance	Valuation[1]	Disposal / transfer	Ending balance
Stocks	318,760,788	54,754,180	—	373,514,968
Government and local government bonds	1,768	(194,598)	(3,010)	(195,840)
Special bonds	(3,852,333)	(746,312)	1,944,438	(2,654,207)
Corporate bonds	(14,256,566)	(15,405,862)	6,104,383	(23,558,045)
Securities in foreign currency	(915,931)	(5,390,112)	141,511	(6,164,532)
Other securities in Korean won	(1,125,111)	(21,775,311)	—	(22,900,422)

	298,612,615	11,241,985	8,187,322	318,041,922

[1]	Provision for credit loss of debt instruments at FVOCI as ~~W~~ 2 million and reversal of provision for credit loss of debt instruments at FVOCI as ~~W~~ 477 million are excluded.

There are no equity investments at FVOCI derecognized for the year ended December 31, 2023.

The dividend income from equity investments at FVOCI for the years ended December 31, 2023 and 2022, are as follows;

(in thousands of Korean won)	2023		2022
	Derecognised	Held at the end of reporting period	Derecognised	Held at the end of reporting period
Equity investments at FVOCI
Non marketable securities	—	9,216,729	—	9,536,521
Other equity investments	—	17,262,460	—	8,493,303

The Company recognized provision for credit loss of debt instruments at FVOCI amount (before tax) to ~~W~~ 1,528 million and ~~W~~ 1,004 million, as at December 31, 2023 and 2022, respectively.

36

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

9. Investments in Subsidiaries and Associates

Investments in subsidiaries and associates as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023
	Location	Percentage of ownership(%)	Date of financial statements [5]	Net Asset	Book amount	Main Business
Subsidiaries
KBFG Securities America Inc.	USA	100.00	December	17,336,165	17,259,715	Investment, advisory
KB Securities Hong Kong Ltd.	Hong Kong	100.00	December	252,062,177	235,795,783	Investment, advisory
KB Securities Vietnam Joint Stock Company	Vietnam	99.81	December	218,463,690	173,875,579	Investment, advisory
KB FINA Joint Stock Company	Vietnam	77.82	December	10,759,391	11,146,330	IT(Fintech)
PT. KB Valbury Sekuritas	Indonesia	65.00	December	80,350,839	57,221,997	Investment, advisory
KB Digital Innovation&growth New Technology Business Investment Fund [1]	Korea	20.00	December	7,830,219	2,000,000	Other financial
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund [1]	Korea	42.86	December	33,482,109	14,550,000	Other financial
KB Global Contents Private Investment Fund [1]	Korea	27.27	December	15,948,028	4,500,000	Other financial
JB New Jersey Private Real Estate Fund [1]	Korea	98.15	December	16,307,532	1,074,621	Funds
LB Irealand Private Real Estate Investment Trust 8	Korea	96.64	December	(3,829,847)	—	Funds
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	Korea	98.51	December	14,107,716	17,757,064	Funds
Vestas Qualified Investors’ Private Real Estate Fund Investment Trust No. 38	Korea	53.25	December	4,932,871	1,633,129	Funds
Mangrove Feeder Fund	Cayman Islands	86.06	December	35,029,713	34,117,020	Funds
GH Real Estate I LP	Guernsey	81.00	December	27,242,625	22,089,260	Investment
JB Dry Street Private Fund 1	Korea	100.00	December	209,816	239,920	Funds
JB Australia108 Private Fund 1	Korea	100.00	December	139,494	165,847	Funds
JB Forge Private Fund 1	Korea	100.00	December	99,653	118,464	Funds
JB Hall Street Private Fund 1	Korea	100.00	December	211,208	245,327	Funds
JB Margaret Street Private Fund 1	Korea	100.00	December	58,849	68,655	Funds
GVA Europe Pre-IPO Private Investment Trust No.1	Korea	100.00	December	29,888,662	20,000,000	Funds
LIFE Global Reits Pre-IPO General Private Investment Trust 1	Korea	99.50	December	59,595,114	59,470,000	Funds
Star-Lord AlphaFlux General Investors Private Real Estate Investment Company No.11 [2]	Korea	99.78	December	38,235,836	44,900,000	Funds
Able Gwonseon 1st Co., Ltd. [1]	Korea	—	December	(15,057)	—	Asset-backed securitization
Newstar IP Co., Ltd. [1]	Korea	—	December	(669,090)	—	Asset-backed securitization
Newstar Gimpo 1st Co., Ltd [1]	Korea	—	December	(9,951,026)	—	Asset-backed securitization
Able Gongpyeong 1st Co.,Ltd [1]	Korea	—	December	(165,562)	—	Asset-backed securitization
Newstar Believe Co., Ltd. [1]	Korea	—	December	(901,759)	—	Asset-backed securitization
ABR Joongang2 1st Co.,Ltd [1]	Korea	—	December	492,477	—	Asset-backed securitization
KB Tongyoung 1st Co., Ltd [1]	Korea	—	December	458,067	—	Asset-backed securitization

37

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(in thousands of Korean won)	2023
	Location	Percent age of ownership(%)	Date of financial statements [5]	Net Asset	Book amount	Main Business
Able Sewoon Co., Ltd. [1]	Korea	—	December	147,378	—	Asset-backed securitization
Able Gasan 1st Co., Ltd. [1]	Korea	—	December	115,712	—	Asset-backed securitization
Able PT 1st Co., Ltd [1]	Korea	—	December	223,936	—	Asset-backed securitization
Newstar Plus 1st Co., Ltd. [1]	Korea	—	December	613,732	—	Asset-backed securitization
KB MyeongJi 1st Co.,Ltd. [1]	Korea	—	December	350,670	—	Asset-backed securitization
Able Dangjin 1st Co.,Ltd. [1]	Korea	—	December	322,596	—	Asset-backed securitization
KB Osansegyo 2nd Co.,Ltd. [1]	Korea	—	December	26,960	—	Asset-backed securitization
KB Mapo 2nd Co.,Ltd. [1]	Korea	—	December	(811,560)	—	Asset-backed securitization
Able Wonchang 1st Co., Ltd. [1]	Korea	—	December	(1,347,484)	—	Asset-backed securitization
Zitaress 1st Co., Ltd. [1]	Korea	—	December	146,517	—	Asset-backed securitization
Able Beomeo-one Co., Ltd. [1]	Korea	—	December	(278,327)	—	Asset-backed securitization
KB Infra 2nd Co., Ltd. [1]	Korea	—	December	(26,231)	—	Asset-backed securitization
Newstar Sina Co., Ltd. [1]	Korea	—	December	(293,262)	—	Asset-backed securitization
KB Gold 1st Co.,Ltd. [1]	Korea	—	December	786,223	—	Asset-backed securitization
Able MK 1st co.ltd [1]	Korea	—	December	(255,688)	—	Asset-backed securitization
Newstar Gimpo 4th Co.,Ltd. [1]	Korea	—	December	(6,681,930)	—	Asset-backed securitization
HD Value 1st Co., Ltd. [1]	Korea	—	December	(12,873)	—	Asset-backed securitization
Powerplay 1st Co., Ltd. [1]	Korea	—	December	202,235	—	Asset-backed securitization
Able Dosan 1st Co., Ltd [1]	Korea	—	December	916,396	—	Asset-backed securitization
Able Maseok 1st Co., Ltd. [1]	Korea	—	December	(1,873,992)	—	Asset-backed securitization
TW Seocho 1st Co., Ltd. [1]	Korea	—	December	(3,797,995)	—	Asset-backed securitization
TW Seocho 2nd Co., Ltd. [1]	Korea	—	December	(749,366)	—	Asset-backed securitization
Newstar Wave 1st Co., Ltd. [1]	Korea	—	December	(3,080,973)	—	Asset-backed securitization
Lamdamine 1st Co.,Ltd [1]	Korea	—	December	(4,807,884)	—	Asset-backed securitization
Able Next 1st Co., Ltd [1]	Korea	—	December	(47,996)	—	Asset-backed securitization
Newstar Enerbil 1st Co., Ltd. [1]	Korea	—	December	(485,326)	—	Asset-backed securitization
YSMC 1st Co., Ltd. [1]	Korea	—	December	(951,338)	—	Asset-backed securitization
KB SmartSchool 1st Co., Ltd. [1]	Korea	—	December	585,430	—	Asset-backed securitization
Bighouse 7th Co., Ltd. [1]	Korea	—	December	5,921,722	—	Asset-backed securitization
Gyeongsan Logis 1st Co., Ltd [1]	Korea	—	December	169,091	—	Asset-backed securitization
Stoke 2nd Corp [1]	Korea	—	December	779,732	—	Asset-backed securitization
KB Samyoung Co., Ltd. [1]	Korea	—	December	148,627	—	Asset-backed securitization
Newstar Seongnam 1st Co.,Ltd [1]	Korea	—	December	(922,015)	—	Asset-backed securitization
KPS Sihwa 1st Co., Ltd. [1]	Korea	—	December	(1,958,964)	—	Asset-backed securitization
GDIC 2nd co.ltd [1]	Korea	—	December	(8,094,528)	—	Asset-backed securitization

38

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(in thousands of Korean won)	2023
	Location	Percent age of ownership(%)	Date of financial statements [5]	Net Asset	Book amount	Main Business
Newstar NRB First Co., Ltd. [1]	Korea	—	December	(1,693,893)	—	Asset-backed securitization
Able Dongtan 1st Co., Ltd. [1]	Korea	—	December	(7,057,772)	—	Asset-backed securitization
Newstar Gimpo 5th Co.,Ltd. [1]	Korea	—	December	(36,105,757)	—	Asset-backed securitization
Able Banpo 1st Co., Ltd. [1]	Korea	—	December	(3,144,006)	—	Asset-backed securitization
Able Banpo 2nd Co., Ltd. [1]	Korea	—	December	(2,270,430)	—	Asset-backed securitization
Able alpha Co., Ltd. [1,2]	Korea	—	December	(343,974)	—	Asset-backed securitization
Newstar one-firm 2023-1 3rd. Co., Ltd. [1,2]	Korea	—	December	28,896	—	Asset-backed securitization
Newstar one-firm 2023-1 4th. Co., Ltd. [1,2]	Korea	—	December	107,031	—	Asset-backed securitization
Newstar one-firm 2023-1 5th. Co., Ltd. 1.2	Korea	—	December	(261,762)	—	Asset-backed securitization
K-1 23th Yeoksam Real Estate Investment Trust Company [2]	Korea	60.88	December	138,339,817	46,050,000	Asset-backed securitization
French Shine 1st Co., Ltd. [1,2]	Korea	—	December	(25,250)	—	Asset-backed securitization
Able Yongdap 2nd Co., Ltd. [1,2]	Korea	—	December	(91,076)	—	Asset-backed securitization
KB Securities ESG Value Enhancement Fund [2]	Korea	93.75	December	1,020,593	1,000,000	Other financial
Able Bonri 1st Co., Ltd. [1,2]	Korea	—	December	1,345,461	—	Asset-backed securitization
Newstar JH Center Co., Ltd. [1,2]	Korea	—	December	(38,011)	—	Asset-backed securitization
Able TY 2nd Co., Ltd. 1.2	Korea	—	December	(3,270,012)	—	Asset-backed securitization
Keppel Private Real Estate Investment Trust No.13 [2]	Korea	75.85	December	82,153,644	64,400,000	Funds
Able Eunhwasam 2nd Co., Ltd. [1,2]	Korea	—	December	(3,047,739)	—	Asset-backed securitization
Newstar Yangju Station 1st Co., Ltd. [1,2]	Korea	—	December	6,699	—	Asset-backed securitization
Able Chowall 2nd Co., Ltd. [1,2]	Korea	—	December	132,788	—	Asset-backed securitization
Newstar Sina 2nd Co., Ltd. [1,2]	Korea	—	December	(994,226)	—	Asset-backed securitization

					829,678,711

Associates
KB Special Purpose Acquisition Company No.21 [3]	Korea	0.13	November	15,827,475	10,000	SPAC
KB Special Purpose Acquisition Company No.22 [3]	Korea	0.19	November	10,505,498	10,000	SPAC
KB Special Purpose Acquisition Company No.25 [3]	Korea	0.12	November	8,412,529	5,000	SPAC
KB Special Purpose Acquisition Company No.26 [3]	Korea	0.09	November	10,583,516	5,000	SPAC
KB Special Purpose Acquisition Company No.27 [3]	Korea	0.04	November	25,704,209	5,000	SPAC
KB New Paradigm Agriculture Venture Fund	Korea	25.00	December	10,460,350	2,100,000	Investment
KB KONEX Market Vitalization Fund	Korea	23.44	December	32,567,309	615,000	Investment
KB-KDBC New Technology Business Investment Fund	Korea	33.33	December	9,093,717	1,800,000	Investment
KBTS Technology Venture Private Equity Fund [3]	Korea	16.00	December	22,093,103	2,592,000	Investment
KB-SJ Tourism Venture Fund [3]	Korea	18.52	December	17,505,418	4,600,000	Investment

39

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(in thousands of Korean won)	2023
	Location	Percent age of ownership(%)	Date of financial statements [5]	Net Asset	Book amount	Main Business
KB Shinjasanaubo Fund [3]	Korea	14.67	December	12,040,505	1,804,000	Investment
UNION Media Commerce Fund	Korea	28.99	December	3,285,122	1,000,000	Investment
KB-Brain KOSDAQ Scale-Up Fund [3]	Korea	15.96	December	14,441,479	—	Investment
KB SPROTT Renewable Private Equity Fund I [3]	Korea	7.85	December	42,489,565	3,682,135	Investment
KB-Stonebridge Secondary Private Equity Fund [3]	Korea	4.16	December	129,656,117	4,810,584	Investment
KB-SP Private Equity Fund IV [3]	Korea	15.37	December	16,236,700	2,494,808	Investment
KB-UTC Inno-Tech Venture Fund [3]	Korea	14.76	December	35,405,646	6,375,000	Investment
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [3]	Korea	6.00	December	145,043,886	4,786,339	Investment
KB Material and Parts No. 1 PEF [3]	Korea	14.47	December	22,806,535	3,400,000	Investment
KB Global Commerce Private Equity Investment Fund [3]	Korea	16.28	December	53,048,729	7,000,000	Investment
KB-KTB Technology Venture Fund [3]	Korea	18.18	December	42,017,523	8,000,000	Investment
KB Bio Global Expansion Private Equity Fund No.1	Korea	39.47	December	40,267,615	15,000,000	Investment
KB Digital Platform Fund [3]	Korea	16.67	December	102,743,011	18,000,000	Investment
KB-SOLIDUS Healthcare Investment Fund [3]	Korea	5.10	December	44,544,473	2,383,333	Investment
KB-GeneN Medical Venture Fund 1	Korea	22.52	December	8,534,974	2,000,000	Investment
KB-BridgePole Venture Investment Fund [3]	Korea	6.30	December	13,708,515	136,000	Investment
KB-Kyobo New Mobility Power Fund	Korea	28.57	December	9,176,579	3,000,000	Investment
DA-Friend Investment Fund II	Korea	27.06	December	3,427,626	987,633	Investment
Cornerstone Pentastone IV Fund	Korea	21.52	December	3,600,145	817,742	Investment
JS Private Equity Fund III	Korea	20.48	December	9,088,561	1,700,000	Investment
Mirae Asset Mobility Investment Fund I	Korea	22.99	December	8,477,062	2,000,000	Investment
KB-FT 1st Green Growth Investment Fund [3]	Korea	10.34	December	18,649,437	2,000,000	Investment
THE CHAEUL FUND NO.1(formerly, SKS IB NEW M&T FUND NO.1)	Korea	31.25	December	3,111,012	1,000,000	Investment
POSITVE Sobujang Venture Fund #1	Korea	43.96	December	4,470,581	2,000,000	Investment
KB-NP Green ESG New Technology Venture Capital Fund [3]	Korea	11.59	December	67,035,300	8,180,000	Investment
Hisstory 2022 Fintech Fund	Korea	34.78	December	5,571,213	2,000,000	Investment
KB Star Galaxy REIT	Korea	26.94	December	445,828,589	45,523,300	Investment
KB Bio Private Equity Investment Fund IV	Korea	24.19	December	27,985,830	7,500,000	Investment
Nextrade Co., Ltd. [3]	Korea	6.64	September	138,950,321	9,700,000	Other Finance
LAKEWOOD-AVES Fund No.1	Korea	39.06	December	5,060,391	2,000,000	Investment
MW-Pyco NewWave New Technology Investment Fund 4th	Korea	51.28	December	3,831,786	2,000,000	Investment
KB-SUSUNG 1st Investment Fund [3]	Korea	10.00	December	19,689,771	2,000,000	Investment
Friend 55 New Technology Business Investment Fund	Korea	53.33	December	2,217,136	1,200,000	Investment
Bitgoeul Cheomdan Green 1st Co., Ltd. [3]	Korea	19.00	December	870,794	190,000	Investment
DSIP-Pharos Bioenergy Fund	Korea	34.10	December	48,262,698	4,000,000	Investment
Shinhan-Eco Venture Fund 2nd	Korea	20.00	December	9,000,360	1,825,000	Investment
Leading H2O Fund 1	Korea	48.23	December	3,087,152	1,500,000	Investment
2023 JB Newtech No.2 Fund	Korea	25.71	December	6,943,978	1,800,000	Investment
U-KB Credit No.1 Private Equity	Korea	23.26	December	20,551,019	4,813,953	Investment
KB-BridgePole Venture Investment Fund #2 [3]	Korea	14.29	December	10,460,612	1,500,000	Investment

40

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(in thousands of Korean won)	2023
	Location	Percent age of ownership(%)	Date of financial statements [5]	Net Asset	Book amount	Main Business
Sirius Silicon Valley I New Technology Fund	Korea	23.81	December	2,038,183	500,000	Investment

					202,351,827

					1,032,030,538

[1]

The Company has control over the special purpose entities (“SPEs”) and is exposed to variable returns. Accordingly, these SPEs are included as subsidiaries although the Company’s ownership is less than 50%.

[2]	Newly established in 2023 and included as subsidiaries.
[3]	Although the ownership of the Company is less than 20%, these are included as associates, since the Company has a significant influence over investee’s policy and operations.
[4]	The date is the closing date of financial statements used for the purpose of assessment of net asset value.

(in thousands of Korean won)	2022
	Location	Percent age of ownership(%)	Date of financial statements [5]	Net Asset	Book amount	Main Business
Subsidiaries
KBFG Securities America Inc.	USA	100.00	December	18,041,916	17,259,715	Investment, advisory
KB Securities Hong Kong Ltd.	Hong Kong	100.00	December	239,897,905	232,643,725	Investment, advisory
KB Securities Vietnam Joint Stock Company	Vietnam	99.81	December	213,280,342	173,875,579	Investment, advisory
KB FINA Joint Stock Company	Vietnam	77.82	December	12,565,774	11,146,330	IT(Fintech)
PT. KB Valbury Sekuritas [2]	Indonesia	65.00	December	74,490,022	57,221,997	Investment, advisory
KB Digital Innovation&growth New Technology Business Investment Fund[1]	Korea	20.00	December	8,973,047	2,000,000	Other financial
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund [1]	Korea	42.86	December	29,330,303	15,000,000	Other financial
KB Global Contents Private Investment Fund [1,2]	Korea	27.27	December	16,206,667	4,500,000	Other financial
JB New Jersey Private Real Estate Fund 1	Korea	98.15	December	16,360,410	1,074,621	Funds
LB Irealand Private Real Estate Investment Trust 8	Korea	96.64	December	66,950,154	66,076,000	Funds
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	Korea	98.51	December	20,855,322	21,641,016	Funds
DAOL KTB Aircraft Private Investment Trust No.21-1	Korea	99.61	December	29,335,226	27,752,839	Funds
Vestas General Private Real Estate Fund Investment Trust No. 38	Korea	54.92	December	195,270,855	104,400,551	Funds
Mangrove Feeder Fund	Cayman Islands	92.88	December	76,046,414	71,010,090	Funds
GH Real Estate I LP	Guernsey	81.00	December	25,963,433	21,030,311	Investment
JB Dry Street Private Fund 1	Korea	100.00	December	558,206	974,200	Funds
JB Australia108 Private Fund 1	Korea	100.00	December	386,743	697,499	Funds
JB Forge Private Fund 1	Korea	100.00	December	276,586	499,062	Funds
JB Hall Street Private Fund 1	Korea	100.00	December	525,576	933,520	Funds
JB Margaret Street Private Fund 1	Korea	100.00	December	148,801	264,785	Funds
Hanwha US Equity Strategy Private Real Estate Fund 3	Korea	99.95	December	3,227,527	2,784,410	Funds
GVA Europe Pre-IPO Private Investment Trust No.1 [2]	Korea	66.70	December	29,960,445	20,000,000	Funds
LIFE Global Reits Pre-IPO General Private Investment Trust 1 [2]	Korea	99.50	December	59,684,316	59,470,000	Funds

41

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(in thousands of Korean won)	2022
	Location	Percent age of ownership(%)	Date of financial statements [5]	Net Asset	Book amount	Main Business
KB KBSTAR US Short-Term IG Corporate Bond ETF [2]	Korea	59.88	December	79,716,716	50,000,000	Funds
Able Gwonseon 1st Co., Ltd. [1]	Korea	—	December	(70,907)	—	Asset-backed securitization
Paradise Yeongjong 2nd Co., Ltd. [1]	Korea	—	December	(1,259,921)	—	Asset-backed securitization
Newstar IP Co., Ltd. [1]	Korea	—	December	(907,210)	—	Asset-backed securitization
Songdo PFive 2nd Co., Ltd. [1]	Korea	—	December	830,618	—	Asset-backed securitization
Newstar Gimpo 1st Co., Ltd. [1]	Korea	—	December	(86,438)	—	Asset-backed securitization
Able Gongpyeong 1st Co., Ltd. [1]	Korea	—	December	31,243	—	Asset-backed securitization
Able Chowall 1st Co., Ltd. [1]	Korea	—	December	(8,654)	—	Asset-backed securitization
FN Gasan 1st Co., Ltd. [1]	Korea	—	December	151,345	—	Asset-backed securitization
Newstar Believe Co., Ltd. [1]	Korea	—	December	(296,886)	—	Asset-backed securitization
ABR Joongang2 1st Co., Ltd. [1]	Korea	—	December	290,572	—	Asset-backed securitization
KB Tongyoung 1st Co., Ltd. [1]	Korea	—	December	(280,980)	—	Asset-backed securitization
Able Sky 1st Co., Ltd. [1]	Korea	—	December	205,106	—	Asset-backed securitization
Able Poongdong 1st Co., Ltd. [1]	Korea	—	December	20,089	—	Asset-backed securitization
Able Sewoon Co., Ltd. [1]	Korea	—	December	232,004	—	Asset-backed securitization
Able Gasan 1st Co., Ltd. [1]	Korea	—	December	(208,595)	—	Asset-backed securitization
Able PT 1st Co., Ltd. [1]	Korea	—	December	(315,029)	—	Asset-backed securitization
Newstar Plus 1st Co., Ltd. [1]	Korea	—	December	270,056	—	Asset-backed securitization
KB MyeongJi 1st Co., Ltd. [1]	Korea	—	December	98,240	—	Asset-backed securitization
Able Dangjin 1st Co., Ltd. [1]	Korea	—	December	517,800	—	Asset-backed securitization
KB Osansegyo 2nd Co., Ltd. [1]	Korea	—	December	(1,437)	—	Asset-backed securitization
KB Mapo 2nd Co., Ltd. [1]	Korea	—	December	(898,279)	—	Asset-backed securitization
Able Wonchang 1st Co., Ltd. [1]	Korea	—	December	(46,160)	—	Asset-backed securitization
Zitaress 1st Co., Ltd. [1]	Korea	—	December	(178,091)	—	Asset-backed securitization
Able Beomeo-one Co., Ltd. [1]	Korea	—	December	(214,104)	—	Asset-backed securitization
KB Infra 2nd Co., Ltd. [1]	Korea	—	December	313,932	—	Asset-backed securitization
Newstar Sina Co., Ltd. [1]	Korea	—	December	(608,791)	—	Asset-backed securitization
KB Gold 1st Co., Ltd. [1]	Korea	—	December	15,041	—	Asset-backed securitization
Inspire Gold 2nd Co., Ltd. [1]	Korea	—	December	(212,714)	—	Asset-backed securitization
Able MK 1st Co., Ltd. [1]	Korea	—	December	(101,453)	—	Asset-backed securitization
Newstar Gimpo 4th Co., Ltd. [1,2]	Korea	—	December	(8,871)	—	Asset-backed securitization
HD Value 1st Co., Ltd. [1,2]	Korea	—	December	(9,400)	—	Asset-backed securitization

42

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(in thousands of Korean won)	2022
	Location	Percent age of ownership(%)	Date of financial statements [5]	Net Asset	Book amount	Main Business
Powerplay 1st Co., Ltd. [1,2]	Korea	—	December	288,040	—	Asset-backed securitization
Able Wonsi 1st Co., Ltd. [1,2]	Korea	—	December	(798,132)	—	Asset-backed securitization
Able Dosan 1st Co., Ltd [1,2]	Korea	—	December	214,432	—	Asset-backed securitization
Newstar Gimpopoongmoo Co., Ltd. [1,2]	Korea	—	December	159,784	—	Asset-backed securitization
Able Maseok 1st Co., Ltd. [1,2]	Korea	—	December	(300,967)	—	Asset-backed securitization
TW Seocho 1st Co., Ltd. [1,2]	Korea	—	December	(230,018)	—	Asset-backed securitization
TW Seocho 2nd Co., Ltd. [1,2]	Korea	—	December	(349,910)	—	Asset-backed securitization
Newstar Wave 1st Co., Ltd. [1,2]	Korea	—	December	(785,243)	—	Asset-backed securitization
Lamdamine 1st Co., Ltd. [1,2]	Korea	—	December	(146,973)	—	Asset-backed securitization
Able Next 1st Co., Ltd. [1,2]	Korea	—	December	(991,758)	—	Asset-backed securitization
Able Dongil 1st Co., Ltd. [1,2]	Korea	—	December	(124,039)	—	Asset-backed securitization
Newstar Shiny 1st Co., Ltd. [1,2]	Korea	—	December	(196,305)	—	Asset-backed securitization
Newstar Enerbil 1st Co., Ltd. [1,2]	Korea	—	December	(182,606)	—	Asset-backed securitization
YSMC 1st Co., Ltd. [1,2]	Korea	—	December	(892,249)	—	Asset-backed securitization
HJ Galaxy 3rd Co., Ltd. [1,2]	Korea	—	December	229,465	—	Asset-backed securitization
KB SmartSchool 1st Co., Ltd. [1,2]	Korea	—	December	(464,566)	—	Asset-backed securitization
Bighouse 7th Co., Ltd. [1,2]	Korea	—	December	(985,269)	—	Asset-backed securitization
Newstar Energy 1st Co., Ltd. [1,2]	Korea	—	December	(5,618,828)	—	Asset-backed securitization
Gyeongsan Logis 1st Co., Ltd. [1,2]	Korea	—	December	557,520	—	Asset-backed securitization
Stoke 2nd Corp [1,2]	Korea	—	December	643,798	—	Asset-backed securitization
KB Samyoung Co., Ltd. [1,2]	Korea	—	December	26,638	—	Asset-backed securitization
Newstar Seongnam 1st Co., Ltd. [1,2]	Korea	—	December	292,721	—	Asset-backed securitization
KPS Sihwa 1st Co., Ltd. [1,2]	Korea	—	December	3,569,531	—	Asset-backed securitization
KB NY 1st Co., Ltd. [1,2]	Korea	—	December	(1,707,082)	—	Asset-backed securitization
GDIC 2nd Co., Ltd. [1,2]	Korea	—	December	(508,028)	—	Asset-backed securitization
Newstar NRB First Co., Ltd. [1,2]	Korea	—	December	(1,808,292)	—	Asset-backed securitization
Able Dongtan 1st Co., Ltd. [1,2]	Korea	—	December	(871,617)	—	Asset-backed securitization
Newstar Gimpo 5th Co., Ltd. [1,2]	Korea	—	December	(1,481,018)	—	Asset-backed securitization
Cassiopeia 1st Co., Ltd. [1,2]	Korea	—	December	(230,886)	—	Asset-backed securitization
Able Banpo 1st Co., Ltd. [1,2]	Korea	—	December	(199,514)	—	Asset-backed securitization
Able Banpo 2nd Co., Ltd. [1,2]	Korea	—	December	(177,437)	—	Asset-backed securitization
Able Gyeonggi Gwangju 1st Co., Ltd. [1,2]	Korea	—	December	(380,377)	—	Asset-backed securitization

43

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(in thousands of Korean won)	2022
	Location	Percent age of ownership(%)	Date of financial statements [5]	Net Asset	Book amount	Main Business
Newstar Byeongjeom 1st Co., Ltd. [1,2]	Korea	—	December	(158,797)	—	Asset-backed securitization
Piggarden 1st Co., Ltd. [1,2]	Korea	—	December	(312,498)	—	Asset-backed securitization

					962,256,250

Associates
Wise Asset Management Co., Ltd. [3]	Korea	33.00	—	—	—	Asset Mgt.
KB Special Purpose Acquisition Company No.21 [4]	Korea	0.13	November	20,053	10,000	SPAC
KB Special Purpose Acquisition Company No.22 [4]	Korea	0.19	November	19,767	10,000	SPAC
KB Special Purpose Acquisition Company No.23 [4]	Korea	0.08	November	10,060	5,000	SPAC
KB Special Purpose Acquisition Company No.24 [4]	Korea	1.67	November	57,197	25,000	SPAC
KB New Paradigm Agriculture Venture Fund	Korea	25.00	December	2,976,845	2,100,000	Investment
KB KONEX Market Vitalization Fund	Korea	23.44	December	7,301,375	615,000	Investment
KB-KDBC New Technology Business Investment Fund	Korea	33.33	December	2,988,748	1,800,000	Investment
KBTS Technology Venture Private Equity Fund [4]	Korea	16.00	December	3,941,180	2,784,000	Investment
KB-SJ Tourism Venture Fund [4]	Korea	18.52	December	3,773,125	4,600,000	Investment
KB Shinjasanaubo Fund [4]	Korea	14.67	December	1,810,764	1,804,000	Investment
UNION Media Commerce Fund	Korea	28.99	December	956,728	1,000,000	Investment
KB-Brain KOSDAQ Scale-Up Fund [4]	Korea	15.96	December	6,675,432	4,950,000	Investment
KB SPROTT Renewable Private Equity Fund I [4]	Korea	7.69	December	3,374,650	3,682,135	Investment
KB-Stonebridge Secondary Private Equity Fund [4]	Korea	4.16	December	7,184,026	6,800,355	Investment
KB-SP Private Equity Fund IV [4]	Korea	14.95	December	1,892,224	6,100,000	Investment
KB-UTC Inno-Tech Venture Fund [4]	Korea	14.76	December	6,393,024	7,125,000	Investment
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [4]	Korea	6.00	December	6,276,963	5,003,207	Investment
December & Company Inc. [4]	Korea	16.73	December	3,735,016	21,838,134	System software development
KB Material and Parts No. 1 PEF [4]	Korea	14.47	December	3,320,638	3,400,000	Investment
KB Global Commerce Private Equity Investment Fund [4]	Korea	16.28	December	6,219,107	7,000,000	Investment
KB-KTB Technology Venture Fund [4]	Korea	18.18	December	5,806,248	6,000,000	Investment
KB Bio Global Expansion Private Equity Fund No.1	Korea	39.47	December	15,779,019	15,000,000	Investment
KB Digital Platform Fund [4]	Korea	16.67	December	9,055,919	9,500,000	Investment
KB-SOLIDUS Healthcare Investment Fund [4]	Korea	4.90	December	1,036,176	1,100,000	Investment
KB-GeneN Medical Venture Fund 1	Korea	22.52	December	1,964,512	2,000,000	Investment
KB-BridgePole Venture Investment Fund [4]	Korea	6.30	December	834,741	850,000	Investment
KB-Kyobo New Mobility Power Fund	Korea	28.57	December	2,826,264	3,000,000	Investment
DA-Friend Investment Fund II	Korea	27.06	December	948,652	987,633	Investment
Cornerstone Pentastone IV Fund	Korea	21.52	December	792,174	817,742	Investment
SKS-VLP Fund No.2	Korea	23.11	December	1,121,400	1,155,560	Investment
JS Private Equity Fund III	Korea	20.48	December	1,664,180	1,700,000	Investment
Mirae Asset Mobility Investment Fund I	Korea	22.99	December	1,979,241	2,000,000	Investment

44

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(in thousands of Korean won)	2022
	Location	Percent age of ownership(%)	Date of financial statements [5]	Net Asset	Book amount	Main Business
KB-FT 1st Green Growth Investment Fund [4]	Korea	10.34	December	1,969,650	2,000,000	Investment
THE CHAEUL FUND NO.1(former SKS IB NEW M&T FUND NO.1)	Korea	31.25	December	989,491	1,000,000	Investment
POSITIVE Sobujang Venture Fund No.1	Korea	43.96	December	1,977,209	2,000,000	Investment
KB-NP Green ESG New Technology Venture Capital Fund [4]	Korea	11.59	December	3,617,183	3,740,000	Investment
Hisstory 2022 Fintech Fund	Korea	34.78	December	1,980,701	2,000,000	Investment
PEBBLES-MW M·C·E New Technology Investment Fund 1st	Korea	23.26	December	1,981,813	2,000,000	Investment
KB Star REIT	Korea	26.94	December	136,323,142	45,523,300	Investment
KB Bio Private Equity Investment Fund IV	Korea	24.19	December	7,492,209	7,500,000	Investment
Nextrade Co., Ltd. [4]	Korea	6.64	December	9,700,000	9,700,000	Other Finance

					200,226,066

					1,162,482,316

[1]

The Company has control over the special purpose entities (“SPEs”) and is exposed to variable returns. Accordingly, these SPEs are included as subsidiaries although the Company’s ownership is less than 50%.

[2]	Newly established in 2022 and included as subsidiaries.
[3]	The Company recognized the entire book amount as a loss before the year ended December 31, 2022, as loss was expected. Disposal of securities are restricted due to stock lock-up requirements.
[4]	Although the ownership of the Company is less than 20%, these are included as associates, since the Company has a significant influence over investee’s policy and operations.
[5]	The date is the closing date of financial statements used for the purpose of assessment of net asset value.

Changes in investments in subsidiaries for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Impaired	Re-classification [1]	Others	Ending balance
KBFG Securities America Inc.	17,259,715	—	—	—	—	—	17,259,715
KB Securities Hong Kong Ltd.	232,643,725	—	—	—	—	3,152,058	235,795,783
KB Securities Vietnam Joint Stock Company	173,875,579	—	—	—	—	—	173,875,579
KB FINA Joint Stock Company	11,146,330	—	—	—	—	—	11,146,330
PT. KB Valbury Sekuritas	57,221,997	—	—	—	—	—	57,221,997
KB Digital Innovation&growth New Technology Business Investment Fund	2,000,000	—	—	—	—	—	2,000,000
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund	15,000,000	—	(450,000)	—	—	—	14,550,000
JB New Jersey Private Real Estate Fund 1	1,074,621	—	—	—	—	—	1,074,621
LB Irealand Private Real Estate Investment Trust 8	66,076,000	—	—	(66,076,000)	—	—	—
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	21,641,016	—	(3,883,952)	—	—	—	17,757,064

45

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

	2023
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Impaired	Re-classification [1]	Others	Ending balance
DAOL KTB Aircraft Private Investment Trust No.21-1	27,752,839	—	(27,752,839)	—	—	—	—
Vestas Qualified Investors’ Private Real Estate Fund Investment Trust No. 38	104,400,551	—	—	(102,767,422)	—	—	1,633,129
Mangrove Feeder Fund	71,010,090	—	(37,620,511)	—	—	727,441	34,117,020
GH Real Estate I LP	21,030,311	—	—	1,058,949	—	—	22,089,260
JB Dry Street Private Fund 1	974,200	—	(734,280)	—	—	—	239,920
JB Australia108 Private Fund 1	697,499	—	(531,652)	—	—	—	165,847
JB Forge Private Fund 1	499,062	—	(380,598)	—	—	—	118,464
JB Hall Street Private Fund 1	933,520	—	(688,193)	—	—	—	245,327
JB Margaret Street Private Fund 1	264,785	—	(196,130)	—	—	—	68,655
Hanwha US Equity Strategy Private Real Estate Fund 3	2,784,410	—	(2,784,410)	—	—	—	—
KB Global Contents Private Investment Fund	4,500,000	—	—	—	—	—	4,500,000
GVA Europe Pre-IPO Private Investment Trust No.1	20,000,000	—	—	—	—	—	20,000,000
LIFE Global Reits Pre-IPO General Private Investment Trust 1	59,470,000	—	—	—	—	—	59,470,000
Star-Lord AlphaFlux General Investors Private Real Estate Investment Company No.11	—	44,900,000	—	—	—	—	44,900,000
KB KBSTAR US Short- Term IG Corporate Bond ETF [1]	50,000,000	—	(20,000,000)	—	(30,000,000)	—	—
K-1 23th Yeoksam Real Esstae Investment Trust Company	—	46,050,000	—	—	—	—	46,050,000
KB Securities ESG Value Enhancement Fund	—	1,000,000	—	—	—	—	1,000,000
Keppel Private Real Estate Investment Trust No.13	—	69,400,000	(5,000,000)	—	—	—	64,400,000

	962,256,250	161,350,000	(100,022,565)	(167,784,473)	(30,000,000)	3,879,499	829,678,711

[1]	These instruments are reclassified to financial assets measured at FVTPL during the year ended December 31, 2023 .

	2022
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Impaired	Re-classification [1]	Others	Ending balance
KBFG Securities America Inc.	17,259,715	—	—	—	—	—	17,259,715
KB Securities Hong Kong Ltd.	219,432,709	—	—	—	—	13,211,016	232,643,725
KB Securities Vietnam Joint Stock Company	173,875,579	—	—	—	—	—	173,875,579
KB FINA Joint Stock Company	11,146,330	—	—	—	—	—	11,146,330

46

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

	2022
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Impaired	Re-classification [1]	Others	Ending balance
PT. KB Valbury Sekuritas	—	57,221,997	—	—	—	—	57,221,997
KB Digital Innovation&growth New Technology Business Investment Fund	2,000,000	—	—	—	—	—	2,000,000
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund	15,000,000	—	—	—	—	—	15,000,000
JB New Jersey Private Real Estate Fund 1	1,074,621	—	—	—	—	—	1,074,621
Heungkuk Global Highclass Private Real Estate Trust 23	1,903,215	—	(1,903,215)	—	—	—	—
DGB General Private Real Estate Investment Trust No.8	6,967,178	—	(6,967,178)	—	—	—	—
LB Irealand Private Real Estate Investment Trust 8	66,076,000	—	—	—	—	—	66,076,000
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	18,697,397	3,142,188	(198,569)	—	—	—	21,641,016
DAOL KTB Aircraft Private Investment Trust No.21- 1	27,752,839	—	—	—	—	—	27,752,839
Vestas General Private Real Estate Fund Investment Trust No. 38	93,059,747	11,340,804	—	—	—	—	104,400,551
Mangrove Feeder Fund	67,008,400	—	—	—	—	4,001,690	71,010,090
GH Real Estate I LP	21,031,909	—	—	(1,598)	—	—	21,030,311
JB Dry Street Private Fund 1	1,060,697	—	(86,497)	—	—	—	974,200
JB Australia108 Private Fund 1	759,207	—	(61,708)	—	—	—	697,499
JB Forge Private Fund 1	543,244	—	(44,182)	—	—	—	499,062
JB Hall Street Private Fund 1	1,016,152	—	(82,632)	—	—	—	933,520
JB Margaret Street Private Fund 1	288,186	—	(23,401)	—	—	—	264,785
LB UK Private Real Estate Investment Trust No.18 [1]	34,500,000	—	(28,941,213)	—	(5,558,787)	—	—
Alpha Spain Real Estate Private Investment Trust 1	67,622,466	—	(67,622,466)	—	—	—	—
Hanwha US Equity Strategy Private Real Estate Fund 3	183,669,714	—	(180,885,304)	—	—	—	2,784,410
Korea Investment US Amazon Logistics Private Real Estate Investment Trust NO. 1 [1]	—	20,900,000	(20,800,000)	—	(100,000)	—	—
GVA Europe Real Estate Investment Trust No.2	—	95,000,000	(95,000,000)	—	—	—	—
KB Global Contents Private Investment Fund	—	4,500,000	—	—	—	—	4,500,000

47

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

	2022
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Impaired	Re-classification [1]	Others	Ending balance
GVA Europe Pre-IPO Private Investment Trust No.1	—	20,000,000	—	—	—	—	20,000,000
LIFE Global Reits Pre- IPO General Private Investment Trust 1	—	59,470,000	—	—	—	—	59,470,000
KB KBSTAR US Short- Term IG Corporate Bond ETF	—	50,000,000	—	—	—	—	50,000,000
KB Wisestar Private Real Estate Fund Investment Trust No. 2 [1]	—	67,100,000	—	—	(67,100,000)	—	—

	1,031,745,305	388,674,989	(402,616,365)	(1,598)	(72,758,787)	17,212,706	962,256,250

[1]	These instruments are reclassified to financial assets measured at FVTPL during the year ended December 31, 2022 .

Changes in investment in associates for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Impaired	Re-classification[1]	Ending balance
KB Special Purpose Acquisition Company No.21	10,000	—	—	—	—	10,000
KB Special Purpose Acquisition Company No.22	10,000	—	—	—	—	10,000
KB Special Purpose Acquisition Company No.23	5,000	—	(5,000)	—	—	—
KB Special Purpose Acquisition Company No.24	25,000	—	(25,000)	—	—	—
KB Special Purpose Acquisition Company No.25	—	5,000	—	—	—	5,000
KB Special Purpose Acquisition Company No.26	—	5,000	—	—	—	5,000
KB Special Purpose Acquisition Company No.27	—	5,000	—	—	—	5,000
KB New Paradigm Agriculture Venture Fund	2,100,000	—	—	—	—	2,100,000
KB KONEX Market Vitalization Fund	615,000	—	—	—	—	615,000
KB-KDBC New Technology Business Investment Fund	1,800,000	—	—	—	—	1,800,000
KBTS Technology Venture Private Equity Fund	2,784,000	—	(192,000)	—	—	2,592,000
KB-SJ Tourism Venture Fund	4,600,000	—	—	—	—	4,600,000
KB Shinjasanaubo Fund	1,804,000	—	—	—	—	1,804,000
UNION Media Commerce Fund	1,000,000	—	—	—	—	1,000,000
KB-Brain KOSDAQ Scale-Up Fund	4,950,000	—	(4,950,000)	—	—	—
KB SPROTT Renewable Private Equity Fund I	3,682,135	—	—	—	—	3,682,135
KB-Stonebridge Secondary Private Equity Fund	6,800,355	—	(1,989,771)	—	—	4,810,584
KB-SP Private Equity Fund IV	6,100,000	—	—	(3,605,192)	—	2,494,808
KB-UTC Inno-Tech Venture Fund	7,125,000	—	(750,000)	—	—	6,375,000

48

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

KB-NAU Special Situation Corporate Restructuring Private Equity Fund	5,003,207	900,000	(1,116,868)	—	—	4,786,339
December & Company Inc.	21,838,134	—	(1,502,531)	(19,171,095)	(1,164,508)	—
KB Material and Parts No. 1 PEF [1]	3,400,000	—	—	—	—	3,400,000
KB Global Commerce Private Equity Investment Fund	7,000,000	—	—	—	—	7,000,000
KB-KTB Technology Venture Fund	6,000,000	2,000,000	—	—	—	8,000,000
KB Bio Global Expansion Private Equity Fund No.1	15,000,000	—	—	—	—	15,000,000
KB Digital Platform Fund	9,500,000	8,500,000	—	—	—	18,000,000
KB-SOLIDUS Healthcare Investment Fund	1,100,000	1,283,333	—	—	—	2,383,333
KB-GeneN Medical Venture Fund 1	2,000,000	—	—	—	—	2,000,000
KB-BridgePole Venture Investment Fund	850,000	—	(714,000)	—	—	136,000
KB-Kyobo New Mobility Power Fund	3,000,000	—	—	—	—	3,000,000
DA-Friend Investment Fund II	987,633	—	—	—	—	987,633
Cornerstone Pentastone IV Fund	817,742	—	—	—	—	817,742
SKS-VLP Fund No.2	1,155,560	—	(1,155,560)	—	—	—
JS Private Equity Fund III	1,700,000	—	—	—	—	1,700,000
Mirae Asset Mobility Investment Fund I	2,000,000	—	—	—	—	2,000,000
KB-FT 1st Green Growth Investment Fund	2,000,000	—	—	—	—	2,000,000
THE CHAEUL FUND NO.1(formerly, SKS IB NEW M&T FUND NO.1)	1,000,000	—	—	—	—	1,000,000
POSITVE Sobujang Venture Fund #1	2,000,000	—	—	—	—	2,000,000
KB-NP Green ESG New Technology Venture Capital Fund	3,740,000	4,440,000	—	—	—	8,180,000
Hisstory 2022 Fintech Fund	2,000,000	—	—	—	—	2,000,000
PEBBLES-MW M.C.E New Technology Investment Fund 1st	2,000,000	—	(2,000,000)	—	—	—
KB Star Galaxy REIT	45,523,300	—	—	—	—	45,523,300
KB Bio Private Equity Investment Fund IV	7,500,000	—	—	—	—	7,500,000
Nextrade Co., Ltd.	9,700,000	—	—	—	—	9,700,000
LAKEWOOD-AVES Fund No.1	—	2,000,000	—	—	—	2,000,000
MW-Pyco NewWave New Technology Investment Fund 4th	—	2,000,000	—	—	—	2,000,000
KB-SUSUNG 1st Investment Fund	—	2,000,000	—	—	—	2,000,000
Friend 55 New Technology Business Investment Fund	—	1,200,000	—	—	—	1,200,000
Bitgoeul Cheomdan Green 1st Co., Ltd.	—	190,000	—	—	—	190,000
DSIP-Pharos Bioenergy Fund	—	4,000,000	—	—	—	4,000,000
Shinhan-Eco Venture Fund 2nd	—	1,825,000	—	—	—	1,825,000
Leading H2O Fund 1	—	1,500,000	—	—	—	1,500,000
2023 JB Newtech No.2 Fund	—	1,800,000	—	—	—	1,800,000

49

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

U-KB Credit No.1 Private Equity	—	4,813,953	—	—	—	4,813,953
KB-BridgePole Venture Investment Fund #2	—	1,500,000	—	—	—	1,500,000
Sirius Silicon Valley I New Technology Fund	—	500,000	—	—	—	500,000

	200,226,066	40,467,286	(14,400,730)	(22,776,287)	(1,164,508)	202,351,827

[1]	These instruments are reclassified from financial assets measured at FVTPL for the year ended December 31, 2023 .

	2022
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Impaired	Re-classfification[1]	Ending balance
KB Special Purpose Acquisition Company No.17	500	—	(500)	—	—	—
KB Special Purpose Acquisition Company No.18	1,000	—	(1,000)	—	—	—
KB Special Purpose Acquisition Company No.19	1,000	—	(1,000)	—	—	—
KB Special Purpose Acquisition Company No.20	1,000	—	(1,000)	—	—	—
KB Special Purpose Acquisition Company No.21	—	10,000	—	—	—	10,000
KB Special Purpose Acquisition Company No.22	—	10,000	—	—	—	10,000
KB Special Purpose Acquisition Company No.23	—	5,000	—	—	—	5,000
KB Special Purpose Acquisition Company No.24	—	25,000	—	—	—	25,000
KB New Paradigm Agriculture Venture Fund	2,725,000	—	(625,000)	—	—	2,100,000
KB KONEX Market Vitalization Fund	615,000	—	—	—	—	615,000
KB-KDBC New Technology Business Investment Fund	4,400,000	—	(2,600,000)	—	—	1,800,000
KBTS Technology Venture Private Equity Fund	4,080,000	—	(1,296,000)	—	—	2,784,000
KB-SJ Tourism Venture Fund	5,000,000	—	(400,000)	—	—	4,600,000
KB Shinjasanaubo Fund	1,936,000	—	(132,000)	—	—	1,804,000
UNION Media Commerce Fund	1,000,000	—	—	—	—	1,000,000
KB-Brain KOSDAQ Scale-Up Fund	9,750,000	—	(4,800,000)	—	—	4,950,000
KB SPROTT Renewable Private Equity Fund I	1,182,775	2,499,360	—	—	—	3,682,135
KB-Stonebridge Secondary Private Equity Fund	6,183,416	1,248,439	(631,500)	—	—	6,800,355
KB-SP Private Equity Fund IV	6,100,000	—	—	—	—	6,100,000
KB-UTC Inno-Tech Venture Fund	7,125,000	—	—	—	—	7,125,000
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	6,696,000	660,000	(2,352,793)	—	—	5,003,207
Project Vanilla Co., Ltd.	525,344	—	(525,344)	—	—	—
December & Company Inc.	30,000,000	—	—	(8,161,866)	—	21,838,134
KB Material and Parts No. 1 PEF	3,400,000	—	—	—	—	3,400,000
KB Bio Private Equity Fund III Ltd.	10,000,000	—	(10,000,000)	—	—	—
KB Global Commerce Private Equity Investment Fund	7,000,000	—	—	—	—	7,000,000

50

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

KB-KTB Technology Venture Fund	2,000,000	4,000,000	—	—	—	6,000,000
KB Bio Global Expansion Private Equity Fund No.1	15,000,000	—	—	—	—	15,000,000
KB Digital Platform Fund	4,500,000	5,000,000	—	—	—	9,500,000
KB-SOLIDUS Healthcare Investment Fund	100,000	1,000,000	—	—	—	1,100,000
KB-GeneN Medical Venture Fund 1	—	2,000,000	—	—	—	2,000,000
KB-BridgePole Venture Investment Fund	—	850,000	—	—	—	850,000
KB-Kyobo New Mobility Power Fund	—	3,000,000	—	—	—	3,000,000
DA-Friend Investment Fund II [1]	—	—	—	—	987,633	987,633
Cornerstone Pentastone IV Fund [1]	—	—	—	—	817,742	817,742
SKS-VLP Fund No.2 [1]	—	—	—	—	1,155,560	1,155,560
JS Private Equity Fund III	—	1,700,000	—	—	—	1,700,000
Mirae Asset Mobility Investment Fund I	—	2,000,000	—	—	—	2,000,000
KB-FT 1st Green Growth Investment Fund	—	2,000,000	—	—	—	2,000,000
THE CHAEUL FUND NO.1(former SKS IB NEW M&T FUND NO.1)	—	1,000,000	—	—	—	1,000,000
POSITIVE Sobujang Venture Fund No.1	—	2,000,000	—	—	—	2,000,000
KB-NP Green ESG New Technology Venture Capital Fund	—	3,740,000	—	—	—	3,740,000
Hisstory 2022 Fintech Fund	—	2,000,000	—	—	—	2,000,000
PEBBLES-MW M.C.E New Technology Investment Fund 1st	—	2,000,000	—	—	—	2,000,000
KB Star REIT	—	45,523,300	—	—	—	45,523,300
KB Bio Private Equity Investment Fund IV	—	7,500,000	—	—	—	7,500,000
Nextrade Co., Ltd.	—	9,700,000	—	—	—	9,700,000

	129,322,035	99,471,099	(23,366,137)	(8,161,866)	2,960,935	200,226,066

[1]	These instruments are reclassified from financial assets measured at FVTPL for the year ended December 31, 2022 .

51

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

10. Loans Measured at Amortised Cost

The details of loans measured at amortised cost as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023			2022
	Total amount	Allowances	Book amount	Total amount	Allowances	Book amount
Retails
Broker’s loans	3,069,936,779	—	3,069,936,779	2,670,524,438	—	2,670,524,438
Loans to employees	12,837,275	—	12,837,275	11,821,078	—	11,821,078
Present value discount	(17,803)	—	(17,803)	(25,619)	—	(25,619)

	3,082,756,251	—	3,082,756,251	2,682,319,897	—	2,682,319,897

Corporates
Broker’s loans	251,523,081	—	251,523,081	277,741,537	—	277,741,537
Securities purchased under repurchase agreements	1,369,600,000	—	1,369,600,000	730,100,000	—	730,100,000
Loans receivable	3,208,755,582	(41,135,212)	3,167,620,370	2,789,966,306	(16,386,956)	2,773,579,350
Purchased loans	52,226,101	(381,401)	51,844,700	78,787,460	(3,193,805)	75,593,655
Advances for customers	7,564,877	(7,564,877)	—	7,564,877	(7,564,877)	—
Privately placed bonds	30,500,000	(1,838,554)	28,661,446	500,000	(299,446)	200,554
Financial lease receivables	29,544,593	—	29,544,593	35,135,664	—	35,135,664
Net deferred origination fees and costs	(5,759,466)	—	(5,759,466)	(4,820,171)	—	(4,820,171)
Present value discount	(2,186,170)	—	(2,186,170)	(3,064,593)	—	(3,064,593)

	4,941,768,598	(50,920,044)	4,890,848,554	3,911,911,080	(27,445,084)	3,884,465,996

	8,024,524,849	(50,920,044)	7,973,604,805	6,594,230,977	(27,445,084)	6,566,785,893

52

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

The changes in book amount of loan measured at amortised cost for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023
	Retails				Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
		Non-impaired	Impaired			Non-impaired	Impaired
Beginning	2,682,319,898	—	—	—	3,893,554,296	—	18,356,784	—
Transfer between stages
Transfer to lifetime expected credit Losses (Non- impaired)	—	—	—	—	(37,901,424)	37,901,424	—	—
Transfer to lifetime expected credit Losses (impaired)	—	—	—	—	(52,736,957)	—	52,736,957	—
Write-off	—	—	—	—	—	—	(10,761,359)	—
Sales	—	—	—	—	(356,502,050)	—	—	—
Other increase /decrease, net	400,436,353	—	—	—	1,401,107,808	(981,881)	(3,005,000)	—

Ending	3,082,756,251	—	—	—	4,847,521,673	36,919,543	57,327,382	—

(in thousands of Korean won)	2022
	Retails				Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
		Non-impaired	Impaired			Non-impaired	Impaired
Beginning	2,890,313,073	—	—	—	2,549,095,780	—	49,239,870	—
Transfer between stages
Transfer to lifetime expected credit Losses (impaired)	—	—	—	—	(6,675,000)	—	6,675,000	—
Write-off	—	—	—	—	—	—	(33,202,354)	—
Sales	—	—	—	—	(722,881,522)	—	—	—
Other increase /decrease, net	(207,993,176)	—	—	—	2,074,015,038	—	(4,355,732)	—

Ending	2,682,319,897	—	—	—	3,893,554,296	—	18,356,784	—

53

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

The changes in allowances for loan losses for the years ended December 31, 2023 and 2022, are as follows:

(In thousands of Korean won)	2023
	Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
		Non-impaired	Impaired
Beginning	10,696,664	—	16,748,421	—
Transfer between stages
Transfer to lifetime expected credit Losses (Non- impaired)	(90,184)	90,184	—	—
Transfer to lifetime expected credit Losses (impaired)	(802,282)	—	802,282	—
Write-off	—	—	(10,761,359)	—
Sale	(736,955)	—	—	—
Provision (reversal) for loan losses	2,034,322	11,468,096	21,470,855	—

Ending	11,101,565	11,558,280	28,260,199	—

(In thousands of Korean won)	2022
	Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
		Non-impaired	Impaired
Beginning	9,173,399	—	49,031,507	—
Transfer between stages
Transfer to lifetime expected credit Losses (impaired)	(3,461,509)	—	3,461,509	—
Write-off	—	—	(33,202,354)	—
Provision (reversal) for loan losses	4,984,774	—	805,841	—
Other transfer	—	—	(3,348,083)	—

Ending	10,696,664	—	16,748,420	—

Among the loans which have been written-off, the Company manages loans for which the claims against borrowers have not been lost due to reasons such as incomplete extinctive prescription pursuant to relevant laws and uncollected receivables after writing-off, as the written-off loans. As at December 31, 2023 and 2022, the balances of the written-off loans are ~~W~~ 21,186,737 thousand and ~~W~~ 9,218,967 thousand, respectively.

Broker’s loan

The Company provides loans for stock purchases with credit period of 180 days (can be extended for six times) for investors using margin transaction. As at December 31, 2023, interest rate of the loan is differentiated from 4.9% to 9.1% based on maturities, and overdue interest rate is 9.9%.

54

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

Also, as the Company operates loans secured by securities. At the initial transaction, in case of superior shares and common shares, the Company requires trading securities or cash as collateral, corresponding to 167% and 250% of the loan, respectively. Over 140% collateral of the loan is required. As at December 31, 2023, the interest rate of loans secured by securities is differentiated from Annual Percentage Rate(APR) 6.9% to 9.1% based on maturities, from APR 7.3% to 8.6% based on credit rating, and the loan with past due date is 9.9%

For margin loans to customers, trading securities or cash is required to be pledged corresponding to 140% of the loan. Because of this condition, the Company pledged securities as collateral which are purchased with the margin loans. If the value of the pledged securities do not reach to 140% of the loan, the Company requires additional cash or trading securities as collateral.

Advances for Customers

Advances for customers consist of advanced payments on loss compensation and advanced payments for others.

Advanced payments on loss compensation are the monetary amount of claim for reimbursement, paid by the Company, if any losses from embezzlement and arbitrary trading are occurred.

Advanced payments for others consist of two types. The first type is the amount of recourse from paid Investor Protection Fund based on the previous Securities Exchange Act Article 69 Clause 2 or Clause 4. This recourse is driven by preferred payments to the securities company with reasonable reason for taking the preferred payments. The second type is the amount of recourse from Joint Compensation Fund based on Law relating to the Financial Investment Services and Capital Markets Act Article 323 Clause 14 and related Enforcement Decree Article 318 Clause 8. This recourse is driven by preferred payments to the securities company that occurred reasonable reasons for taking the preferred payments.

11. Property and Equipment

The details of property and equipment as at December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Book amount
Land	28,369,717	—	83,580,757	111,950,474
Buildings	40,740,713	(19,791,950)	—	20,948,763
Furniture and equipment	173,705,240	(145,107,592)	—	28,597,648
Others	58,162,791	(46,374,171)	—	11,788,620
Right-of-use assets	151,654,509	(91,495,514)	—	60,158,995

	452,632,970	(302,769,227)	83,580,757	233,444,500

	2022
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Book amount
Land	28,242,445	—	83,580,757	111,823,202
Buildings	40,613,878	(18,705,038)	—	21,908,840
Furniture and equipment	166,644,659	(134,101,041)	—	32,543,618
Others	56,137,689	(43,986,992)	—	12,150,697
Right-of-use assets	134,063,357	(58,683,464)	—	75,379,893

	425,702,028	(255,476,535)	83,580,757	253,806,250

55

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

The details of right-of-use assets as at December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Book amount
Buildings	143,730,769	(87,627,963)	56,102,806
Vehicles	4,035,307	(2,366,979)	1,668,328
Others	3,888,433	(1,500,572)	2,387,861

	151,654,509	(91,495,514)	60,158,995

	2022
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Book amount
Buildings	125,426,370	(53,310,578)	72,115,792
Vehicles	4,039,939	(1,781,351)	2,258,588
Others	4,597,048	(3,591,535)	1,005,513

	134,063,357	(58,683,464)	75,379,893

The changes in property and equipment for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Others [1]	Ending balance
Land	111,823,202	—	—	—	127,272	111,950,474
Buildings	21,908,840	—	—	(1,005,321)	45,244	20,948,763
Furniture and equipment	32,543,618	10,671,895	(8,908)	(14,608,957)	—	28,597,648
Others	12,150,697	5,086,739	(5,402)	(5,443,414)	—	11,788,620
Right-of-use assets	75,379,893	11,588,643	(1,658,599)	(23,719,467)	(1,431,475)	60,158,995

	253,806,250	27,347,277	(1,672,909)	(44,777,159)	(1,258,959)	233,444,500

[1]	Others consist of reclassification to investment properties and others.

	2022
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Re-valuation	Others [1]	Ending balance
Land	65,029,822	—	(1,115,081)	—	47,521,151	387,310	111,823,202
Buildings	23,398,034	—	(543,148)	(1,007,299)	—	61,253	21,908,840
Furniture and equipment	31,344,696	15,914,642	(5,231)	(14,710,489)	—	—	32,543,618
Others	13,221,419	6,364,691	(97,415)	(7,337,998)	—	—	12,150,697
Right-of-use assets	72,426,383	30,479,675	(3,497,265)	(24,028,900)	—	—	75,379,893

	205,420,354	52,759,008	(5,258,140)	(47,084,686)	47,521,151	448,563	253,806,250

[1]	Others consist of reclassification to investment properties and others.

56

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

The changes in right-of-use assets for the year ended December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Others [1]	Ending balance
Buildings	72,115,792	7,932,226	(1,450,914)	(21,391,701)	(1,102,597)	56,102,806
Vehicles	2,258,588	1,246,881	(207,685)	(1,319,688)	(309,768)	1,668,328
Others	1,005,513	2,409,536	—	(1,008,078)	(19,110)	2,387,861

	75,379,893	11,588,643	(1,658,599)	(23,719,467)	(1,431,475)	60,158,995

[1]	Others consist of transfer to lease and others.

	2022
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Ending balance
Buildings	69,145,814	27,808,891	(3,080,026)	(21,758,887)	72,115,792
Vehicles	1,570,194	2,291,705	(414,828)	(1,188,483)	2,258,588
Others	1,710,375	379,079	(2,411)	(1,081,530)	1,005,513

	72,426,383	30,479,675	(3,497,265)	(24,028,900)	75,379,893

The Company applies the revaluation model in relation to the measurement after the initial recognition of the land and the date of revaluation of the land was August 5, 2022. The Company used the assessed price provided by qualified appraiser for the revaluation of the land.

The land was measured using sales value of similar land, and the access condition, environment condition and other specific factors are considered when the value is adjusted. There is no change in the valuation technique for the year ended December 31, 2023.

Classification of land that is measured at fair value by fair value hierarchy levels as at December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Land	—	—	111,950,474	111,950,474

	2022
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Land	—	—	111,823,202	111,823,202

57

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

Changes in land which is classified to Level 3 for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Beginning balance	111,823,202	65,029,822
Reclassification to property and equipment	127,272	387,310
Reclassification to investment properties	—	—
Disposal	—	(1,115,081)
Changes in fair-value	—	47,521,151

Ending balance	111,950,474	111,823,202

Book amounts of land under cost model as at December 31, 2023 and 2022, are as follows:

	2023		2022
(in thousands of Korean won)	Under revaluation model	Under cost model	Under revaluation model	Under cost model
Land	111,950,474	28,369,717	111,823,202	28,242,445

Changes in other comprehensive income related to the revaluation for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Beginning balance	Other	Ending balance
Land	84,032,663	—	84,032,663
Income tax effects	(22,366,410)	84,033	(22,282,377)

After income tax	61,666,253	84,033	61,750,286

	2022
(in thousands of Korean won)	Beginning balance	Re-classification	Ending balance
Land	36,132,407	47,900,256	84,032,663
Income tax effects	(10,034,165)	(12,332,245)	(22,366,410)

After income tax	26,098,242	35,568,011	61,666,253

58

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

12. Investment Properties

The details of investment properties as at December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Book amount
Land	8,671,749	—	(332,251)	8,339,498
Buildings	15,176,289	(9,411,664)	—	5,764,625

	23,848,038	(9,411,664)	(332,251)	14,104,123

	2022
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Book amount
Land	8,799,021	—	(332,251)	8,466,770
Buildings	15,303,124	(9,110,040)	—	6,193,084

	24,102,145	(9,110,040)	(332,251)	14,659,854

The changes in investment properties for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Beginning balance	Disposal	Depreciation	Re-classification	Ending balance
Land	8,466,770	—	—	(127,272)	8,339,498
Buildings	6,193,084	—	(383,216)	(45,243)	5,764,625

	14,659,854	—	(383,216)	(172,515)	14,104,123

	2022
(in thousands of Korean won)	Beginning balance	Disposal	Depreciation	Re-classification	Ending balance
Land	10,028,459	(1,174,378)	—	(387,311)	8,466,770
Buildings	7,726,518	(1,053,788)	(418,394)	(61,252)	6,193,084

	17,754,977	(2,228,166)	(418,394)	(448,563)	14,659,854

Details of income and expenditure on investment properties for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Rental income	1,939,106	1,812,717
Expenditure on operating investment properties	(1,038,663)	(970,252)
Expenditure on non-operating investment properties	(1,939)	(32,508)

	898,504	809,957

59

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

Details of fair value of investment properties as at December 31, 2023 and 2022 are as follows:

	2023		2022
(in thousands of Korean won)	Book amount	Fair value	Book amount	Fair value
Land	8,339,498	46,547,855	8,466,770	47,402,527
Buildings	5,764,625	8,389,170	6,193,084	8,444,966

	14,104,123	54,937,025	14,659,854	55,847,493

The fair values of investment properties as at December 31, 2023 was evaluated by an independent appraiser, based on the evaluation result at August 5, 2022. The qualified appraiser is a member of the Korea Appraisers Association and has appropriate qualifications and experience in evaluating real estate in the location of investment properties. This evaluation was based on international evaluation standards and is based on the market price of similar real estate.

The fair values of investment properties are classified as Level 3 based upon the inputs, which are used in valuation method.

The fair value of investment property measured by using sales value of similar land is calculated by analyzing and comparing the sale prices of similar land, and also the access condition, environment condition and other specific factors for the purpose of estimation for fair value are considered. There is no significant change in the valuation technique for the year ended December 31, 2023.

Investment properties are provided as collaterals for rental deposits and lease hold right, which amount to ~~W~~ 610,000 thousand and ~~W~~ 610,000 thousand as at December 31, 2023 and 2022, respectively.

13. Intangible Assets

The details of intangible assets as at December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment	Book amount
Goodwill	58,888,990	—	—	58,888,990
Development costs	271,791,803	(167,392,492)	—	104,399,311
Software	124,767,737	(100,721,088)	—	24,046,649
Memberships	42,759,695	(133,491)	(7,983,800)	34,642,404
Others	23,294,717	—	—	23,294,717

	521,502,942	(268,247,071)	(7,983,800)	245,272,071

	2022
(in thousands of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment	Book amount
Goodwill	58,888,990	—	—	58,888,990
Development costs	186,869,610	(139,522,251)	—	47,347,359
Software	117,345,440	(89,018,725)	—	28,326,715
Memberships	37,615,266	(115,840)	(9,866,646)	27,632,780
Others	23,294,717	—	—	23,294,717

	424,014,023	(228,656,816)	(9,866,646)	185,490,561

60

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

The changes in intangible assets for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Beginning balance	Acquisition[1]	Disposal	Amortization	Impairment[2]	Reversal of Impairment[3]	Ending balance
Goodwill	58,888,990	—	—	—	—	—	58,888,990
Development costs	47,347,359	84,922,193	—	(27,870,241)	—	—	104,399,311
Software	28,326,715	7,422,297	—	(11,702,363)	—	—	24,046,649
Memberships	27,632,780	5,962,498	(586,929)	(17,652)	(74,692)	1,726,399	34,642,404
Others	23,294,717	—	—	—	—	—	23,294,717

	185,490,561	98,306,988	(586,929)	(39,590,256)	(74,692)	1,726,399	245,272,071

[1]	Advance payments and others transferred from other accounts are included.
[2]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Company recognized a impairment loss because the market price of the asset is lower than book amount as at December 31, 2023.

[3]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Company recognized a reversal of impairment loss because the market price of the asset is higher than book amount as at December 31, 2023.

	2022
(in thousands of Korean won)	Beginning balance	Acquisition[1]	Disposal	Amortization	Impairment[2]	Reversal of Impairment[3]	Ending balance
Goodwill	58,888,990	—	—	—	—	—	58,888,990
Development costs	35,653,327	29,140,791	—	(17,446,759)	—	—	47,347,359
Software	25,476,035	12,951,582	—	(10,100,902)	—	—	28,326,715
Memberships	27,580,308	1,745,855	(1,041,665)	(17,652)	(1,028,750)	394,684	27,632,780
Others	23,294,717	—	—	—	—	—	23,294,717

	170,893,377	43,838,228	(1,041,665)	(27,565,313)	(1,028,750)	394,684	185,490,561

[1]	Advance payments and others transferred from other accounts are included.
[2]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Company recognized a impairment loss because the market price of the asset is lower than book amount as at December 31, 2022.

[3]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Company recognized a reversal of impairment loss because the market price of the asset is higher than book amount as at December 31, 2022.

14. Other Financial Assets

The details of other financial assets as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Other receivables	3,405,945,754	2,262,695,642
Accrued income	233,498,176	190,160,953
Accrued interest on bonds	268,457,904	148,382,124
Guarantee deposits	63,018,206	67,571,758
Other	157,061,158	67,835,435
Provision for other financial assets	(51,522,487)	(37,655,617)

	4,076,458,711	2,698,990,295

61

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

15. Other Assets

The details of other assets as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Other receivables	1,117	116,417,803
Advance payments	37,346,174	47,263,896
Prepaid expenses	83,535,083	75,560,143
Prepaid value-added taxes	185,241	786,782
Others	12,848,867	3,648,511

	133,916,482	243,677,135

16. Deposit Liabilities

The details of deposit liabilities as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Customers’ deposits
Customers’ deposits for brokerage	5,519,397,856	5,049,354,662
Customers’ deposits for exchange-traded derivatives trading	547,223,805	779,295,471
Customers’ deposits for subscription	—	904,010
Customers’ deposits for savings	5,880,012	6,445,014
Customers’ deposits for repo	61,587	61,600
Customers’ deposits for the investor of collective investment securities	249,819,423	324,357,905
Others	48,652	48,641

	6,322,431,335	6,160,467,303

Guarantee deposits
Guarantee deposits in foreign currency	395,717,894	190,255,947
Guarantee deposits in Korean won	415,758,876	468,648,375

	811,476,770	658,904,322

	7,133,908,105	6,819,371,625

62

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

17. Borrowings

The details of borrowings as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Call money	1,240,000,000	830,000,000
Borrowings:
Borrowing from KSFC	1,262,819,934	1,244,222,242
Asset-backed short-term bonds	375,000,000	1,254,200,000
CP borrowings	3,380,000,000	1,920,000,000
Securities sold under repurchase agreements	9,036,097,623	6,231,390,409
Short-term note issued	9,587,511,022	7,249,429,201
Debentures:
Debentures	2,516,820,000	1,850,190,000
Less: discount on debentures issued	(4,361,049)	(3,764,611)

	27,393,887,530	20,575,667,241

The details of call money as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	Interest rate (%)	2023	2022
Samsung Asset Management Co., Ltd. and others	3.58~4.22	1,240,000,000	830,000,000

The details of borrowings as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)		Interest rate (%)	2023	2022
Borrowings from KSFC	KSFC	3.90~4.49	1,262,819,934	1,244,222,242
Asset-backed short-term bonds	SK Securities Co., Ltd. and others	4.01~4.21	375,000,000	1,254,200,000
CP borrowings	Korea Investment & Securities Co., Ltd. and others	4.05~4.86	3,380,000,000	1,920,000,000

			5,017,819,934	4,418,422,242

The details of securities sold under repurchase agreements as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	Interest rate (%)	2023	2022
Customers	0.00~6.00	5,578,817,182	4,181,390,409
Financial institution	2.49~4.15	3,457,280,441	2,050,000,000

		9,036,097,623	6,231,390,409

The details of short-term note issued as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	Interest rate (%)	2023	2022
Individual	3.10~6.00	6,560,366,893	4,650,359,585
Corporate	3.05~5.45	3,027,144,129	2,599,069,616

		9,587,511,022	7,249,429,201

63

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

The details of debentures as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	Date issued	Maturity	Interest rate (%)	2023	2022
The 34-2nd unsecured public debenture	2018.03.09	2023.03.09	3.02	—	210,000,000
The 36-2nd unsecured public debenture	2019.04.18	2024.04.18	2.09	250,000,000	250,000,000
The 37-2nd unsecured public debenture	2019.06.14	2024.06.14	1.80	150,000,000	150,000,000
The 38-2nd unsecured public debenture	2020.06.11	2023.06.09	1.54	—	130,000,000
The 39-1st unsecured public debenture	2021.03.04	2024.03.04	1.31	110,000,000	110,000,000
The 39-2nd unsecured public debenture	2021.03.04	2026.03.04	1.70	120,000,000	120,000,000
The 40-1st unsecured public debenture	2021.04.23	2024.04.23	1.53	300,000,000	300,000,000
The 40-2nd unsecured public debenture	2021.04.23	2026.04.23	1.94	200,000,000	200,000,000
The 41-1st unsecured public debenture	2023.02.07	2025.02.07	3.88	330,000,000	—
The 41-2nd unsecured public debenture	2023.02.07	2026.02.06	3.85	210,000,000	—
The 42-1st unsecured public debenture	2023.06.26	2025.06.26	4.39	240,000,000	—
The 42-2nd unsecured public debenture	2023.06.26	2026.06.26	4.43	220,000,000	—
The 21-1 public debenture in foreign currency [1]	2021.11.01	2026.11.01	2.13	386,820,000	380,190,000
Less: Discount on debentures issued				(4,361,049)	(3,764,611)

				2,512,458,951	1,846,425,389

[1]	The issuance price of this public debenture is US$ 300,000,000.

The changes in borrowings for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Beginning balance	20,575,667,241	21,994,629,818
Increase in call money	410,000,000	790,000,000
Increase in borrowings from KSFC	18,597,692	151,126,185
Increase(decrease) in asset-backed short-term bonds	(879,200,000)	739,200,000
Increase in CP borrowings	1,460,000,000	1,920,000,000
Increase(decrease) in securities sold under repurchase agreements	2,804,707,214	(7,299,818,541)
Increase in short-term note issued	2,338,081,821	2,774,283,871
Increase(decrease) in debentures	666,033,562	(493,754,092)

Ending balance	27,393,887,530	20,575,667,241

64

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

18. Post-employment Benefits

18.1 Defined Benefit Plans

The details of defined benefit liabilities as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Present value of defined benefit obligations	74,927,348	67,247,328
Fair value of plan assets	(13,270,798)	(12,430,101)

Net defined benefit liabilities	61,656,550	54,817,227

The changes in the defined benefit obligation for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Beginning balance	67,247,328	70,914,622
Current service cost	19,390,274	21,836,961
Past service cost	—	2,910,304
Interest cost	2,511,195	1,151,821
Remeasurements:
Actuarial gains and losses arising from changes in demographic assumptions	—	(6,811,193)
Actuarial gains and losses arising from changes in financial assumptions	5,658,388	(13,735,991)
Actuarial gains and losses arising from experience adjustments	1,119,181	16,604,753
Payments from plans:	(521,708)	(8,301,323)
Payments from the Company	(19,564,548)	(17,440,714)
Transfer from related companies	—	2,438,158
Transfer to related companies	(912,762)	(370,486)
Settlement	—	(78,335)
Gain or loss on settlement	—	(1,871,249)

Ending balance	74,927,348	67,247,328

The changes in the fair value of plan assets for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Beginning balance	(12,430,101)	(15,294,733)
Interest income	(610,329)	(178,723)
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	35,162	157,107
Contributions by employers	(1,700,000)	(3,347,402)
Payments from plans:
Benefits paid	521,708	8,301,323
Settlement	—	—
Transfer from related companies	—	(2,438,159)
Transfer to related companies	912,762	370,486

Ending balance	(13,270,798)	(12,430,101)

65

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

Plan assets are composed of the detail assets that have no quoted price in active market. The details of plan assets as at December 31, 2023 and 2022, are as follows:

	2023		2022
(in thousands of Korean won)	Fair value	Composition(%)	Fair value	Composition(%)
Cash and deposits	8,202,579	61.81	8,853,577	71.23
Investment funds	5,068,219	38.19	3,576,524	28.77

	13,270,798	100.00	12,430,101	100.00

Key actuarial assumptions used as at December 31, 2023 and 2022, are as follows:

	2023	2022
Discount rate	DB (including special retirement by salaries peak plan) 4.3%, Compensation promotion DC 3.7%	DB (including special retirement by salaries peak plan) 5.1%, Compensation promotion DC 5.0%

Expected salary growth rate	DB : executives 4.9% DC: Promotion + Base up: 2.6%, Special retirement by Salaries peak plan : 4.9%	DB : executives 0% DC: Promotion + Base up: 2.3%, Special retirement by Salaries peak plan : 4.6%

The sensitivity analysis for significant actuarial assumptions used to determine the present value of the defined benefit obligation as at December 31, 2023, are as follows:

	Effect on the present value of defined benefit obligation
(in thousands of Korean won)	Changes in assumption	Increase	Decrease
Discount rate	0.50%	(1,920,920)	2,038,338
Expected salary growth rate[1]	0.50%	1,913,283	(1,813,236)
Retirement rate	0.50%	(1,518,999)	1,601,352

[1]	The sensitivity analysis for the expected salary growth rate is limited to special retirement by salaries peak plan and DB.

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. The sensitivity of the present value of the defined benefit obligation to changes in actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations.

The methods and assumptions used in preparing the sensitivity analyses did not change compared to the previous period.

The effect of defined benefit plan on future cash inflows

Expected maturity analysis of undiscounted pension benefits as at December 31, 2023, is as follows:

(in thousands of Korean won)	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Between 5 and 10 years	Over 10 years	Total
Pension benefits[1]	4,617,334	7,784,708	26,818,513	32,688,752	74,637,317	146,546,624

[1]	Fixed pension benefits of ~~W~~ 12.9 billion under promotion compensation defined contribution plan are excluded.

66

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

The weighted average duration of the defined benefit obligations is 5.92 years.

Expected contribution to post-employment benefit plans for the year ending December 31, 2024 are ~~W~~ 1,370,000 thousand.

18.2 Defined Contribution Plans

The Company recognized the expenses of ~~W~~ 7,211,349 thousand and ~~W~~ 9,212,523 thousand for defined contribution plans for the years ended December 31, 2023 and 2022, respectively.

19. Provisions

The details of provisions as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Provisions for non-financial guarantees	6,414,834	1,456,106
Provisions for asset retirement obligation[1]	9,058,920	8,802,261
Provisions for lawsuits	111,425,114	51,221,194
Provisions for others	86,029,362	89,454,890

	212,928,230	150,934,451

[1]	The Company recognized the provision for asset retirement obligation in connection with the leased asset for the expenditures expected to recover the asset.

The changes in provisions for non-financial guarantees for the years ended December 31, 2023 and 2022 are as follows,

	2023
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	1,223,748	232,358	—
Provision for losses (reversal of provision)	4,994,143	(35,634)	—
Other transfer (foreign exchange and other)	219	—	—

Ending	6,218,110	196,724	—

	2022
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	1,642,264	38,146	—
Provision for losses (reversal of provision)	(418,773)	194,211	—
Other transfer (foreign exchange and other)	258	—	—

Ending	1,223,749	232,357	—

67

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

The changes in other provisions for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Provisions for asset retirement obligation	Provisions for lawsuits	Provisions for others	Total
Beginning	8,802,261	51,221,194	89,454,890	149,478,345
Contribution	259,114	57,194,551	8,490,000	65,943,665
Reversal	—	—	(8,100,000)	(8,100,000)
Use	(77,219)	(150,631)	(655,528)	(883,378)
Amortization of discounts	74,764	—	—	74,764
Other [1]	—	3,160,000	(3,160,000)	—

Ending	9,058,920	111,425,114	86,029,362	206,513,396

[1]	As a lawsuit was filed during the year ended December 31, 2023, the estimated loss on the sale of funds related to Lime Asset Management was replaced to provisions for lawsuits.

	2022
(in thousands of Korean won)	Provisions for asset retirement obligation	Provisions for lawsuits	Provisions for the points	Provisions for others	Total
Beginning	7,997,559	25,150,111	2,569,985	68,700,000	104,417,655
Contribution	1,026,723	25,165,908	2,451,694	33,965,528	62,609,853
Reversal	—	—	—	(4,038,034)	(4,038,034)
Use	(423,495)	(1,229,477)	(2,788,799)	(7,037,952)	(11,479,723)
Amortization of discounts	201,474	—	—	—	201,474
Other [1]	—	2,134,652	(2,232,880)	(2,134,652)	(2,232,880)

Ending	8,802,261	51,221,194	—	89,454,890	149,478,345

[1]	As a lawsuit was filed during the year ended December 31, 2022, the estimated loss on the sale of funds related to Lime Asset Management was replaced to provisions for lawsuits.

20. Other Financial Liabilities

The details of other financial liabilities as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Other payables	3,454,954,452	1,944,408,865
Accrued expenses	122,376,810	94,964,650
Financial guarantee liabilities	49,618,487	57,125,511
Provisions for financial guarantee contracts	87,624,173	16,577,411
Leasehold deposits received	8,274,358	7,940,809
Lease liabilities	97,681,939	121,082,291
Other	47,337,787	1,473,378

	3,867,868,006	2,243,572,915

68

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

The changes in liabilities of the provisions for financial guarantee contracts for the years ended December 31, 2023 and 2022 are as follows:

(in thousands of Korean won)	2023
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	14,984,493	1,592,918	—
Transfer between stages
Transfer to lifetime expected credit Losses (Non-impaired)	(2,145,335)	2,145,335	—
Transfer to lifetime expected credit Losses (Impaired)	(19,894)	—	19,894
Provision (reversal)	9,061,890	62,004,766	(19,894)

Ending	21,881,154	65,743,019	—

(in thousands of Korean won)	2022
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	1,772,389	1,187,459	—
Provision	13,212,104	405,459	—

Ending	14,984,493	1,592,918	—

21. Other Liabilities

The details of other liabilities as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Account payables	16,495,445	31,630
Accrued expenses	240,392,084	179,569,071
Accrued dividends	6,947,805	2,952,757
Advances from customers	5,602,168	5,355,119
Unearned revenue	10,300,322	185,683,671
Taxes withheld	46,567,059	42,772,294
Other long-term employee benefits	7,075,328	7,176,237
Others	2,362,726	3,783,577

	335,742,937	427,324,356

69

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

22. Share Capital

The details of share capital as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won, except per share)	Authorized shares	Outstanding shares	Par value per share	2023	2022
Ordinary share	1,000,000,000 shares	298,620,424 shares	5,000 won	1,493,102,120	1,493,102,120

There are no changes in ordinary shares for the years ended December 31, 2023 and 2022.

23. Hybrid Securities

Details of hybrid security classified as equity as of December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	Issuance date	Maturity	Interest rate (%)	2023	2022
Bond-type Hybrid Securities No.1[1]	March 31, 2022	Permanent	4.30	208,010,652	208,010,752
Bond-type Hybrid Securities No.2	May 30, 2022	Permanent	4.80	48,170,880	48,170,780
Bond-type Hybrid Securities No.3[2]	September 30, 2022	Permanent	5.50	249,948,780	249,948,780
Bond-type Hybrid Securities No.4[3]	May 8, 2023	Permanent	5.35	119,963,080	—

				626,093,392	506,130,312

[1]	As at December 31, 2023 and 2022, among the hybrid securities issued by the Company, the balance held by KB Financial Group, a related party of the Company, is ~~W~~ 200,000 million.
[2]	As at December 31, 2023 and 2022, among the hybrid securities issued by the Company, the balance held by KB Financial Group, a related party of the Company, is ~~W~~ 230,000 million.
[3]	As at December 31, 2023, among the hybrid securities issued by the Company, the balance held by KB Financial Group, a related party of the Company, is ~~W~~ 100,000 million.

The Company may extend the maturity under the same conditions at the time of maturity of the above hybrid securities, and interest payment may be deferred except in cases where a cash dividend or stock dividend has been resolved for common stock. Above hybrid securities are early redeemable by the Company after 5 years from the issuance date and each interest payment date thereafter.

70

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

24. Other Paid-in Capital

The details of other paid-in capital as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Share premium [1]	1,142,353,750	1,142,353,750
Gains and losses on sale of treasury share	(45,331,811)	(45,331,811)
Other equity [2]	382,088,147	382,088,147

	1,479,110,086	1,479,110,086

[1]	Share premium was previously paid from stock issuance and new stock issuance due to merger and can only be used for capitalization and deficit recovery.
[2]	Other equity arose from the paid-in capital increase of preferred share and gains on merger.

There are no changes in other paid-in capital for the years ended December 31, 2023 and 2022.

25. Retained Earnings

The details of retained earnings as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Legal reserve
Earned surplus reserve [1]	158,656,298	128,656,298
Reserve for liability to compensate for damages [2]	500,000	500,000
Voluntary reserves	1,678,600,357	1,839,996,357
Regulatory reserve for credit losses [3]	100,315,429	101,842,161
Unappropriated retained earnings	323,200,993	(32,922,732)

	2,261,273,077	2,038,072,084

[1]

The Commercial Act of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital or used to reduce accumulated deficit.

[2]

The Company provides reserve for loss on electronic financial transactions to make reparation for the damage in process of the electronic transfers or operations. Also, the Company provides reserve to compensate for inflicted damage on a credit information subject when violating the Credit Information Use and Protection Act.

[3]

The Company accumulates allowances for possible loan losses in accordance with Korean IFRS and reserve for possible loan losses as much as the amount below the provision of allowances according to minimum accumulation ratio required by Financial Supervisory Service.

Changes in retained earnings for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Beginning balance	2,038,072,084	2,270,994,816
Profit for the year	352,363,541	170,294,956
Dividends	(100,000,000)	(400,000,000)
Dividends of hybrid securities	(29,162,548)	(3,479,007)
Transfer to gain due to disposal of revaluation assets	—	261,319

Ending balance	2,261,273,077	2,038,072,084

71

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

The amount of dividends and dividends per share for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in Korean won and number of shares)	Type of share	Number of shares outstanding	Number of treasury shares	Number of dividend shares	Dividend per share	Total dividend (In thousands of Korean won)
Annual dividend	Ordinary share	298,620,424 shares	—	298,620,424 shares	334	100,000,000

	2022
(in Korean won and number of shares)	Type of share	Number of shares outstanding	Number of treasury shares	Number of dividend shares	Dividend per share	Total dividend (In thousands of Korean won)
Interim dividend	Ordinary share	298,620,424 shares	—	298,620,424 shares	669	200,000,000
Annual dividend	Ordinary share	298,620,424 shares	—	298,620,424 shares	669	200,000,000

Appropriation of retained earnings for the years ended December 31, 2023 and 2022, consists of:

	2023		2022
(in thousands of Korean won)	(Expected date of appropriation: March 21, 2024)		(Date of appropriation: March 23, 2023)
Unappropriated retained earnings
Balance at the beginning of year	—		—
Changes of accounting policies	—		—
Interim dividend	—		(200,000,000)
Dividends of hybrid securities	(29,162,548)		(3,479,007)
Transfer due to disposal of revaluation assets	—		261,319
Profit for the year	352,363,541	323,200,993	170,294,956	(32,922,732)

Transfers such as discretionary reserves
Regulatory reserve for credit losses	53,015,036		1,526,732
Voluntary reserves	—	53,015,036	161,396,000	162,922,732

		376,216,029		130,000,000

Appropriation of retained earnings
Earned surplus reserve	15,000,000		30,000,000
Regulatory reserve for credit losses	—		—
Voluntary reserves	211,216,029		—
Dividends	150,000,000	376,216,029	100,000,000	130,000,000

(cash dividends per ordinary share: ~~W~~ 502 (10.04%) in 2023)
(cash dividends per ordinary share: ~~W~~ 334 (6.69%) in 2022)
Unappropriated retained earnings carried forward to subsequent year		—		—

72

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

Payout and dividend yield ratios as at December 31, 2023 and 2022, are as follows:

	2023	2022
	Ordinary share	Ordinary share
	Annual dividend	Interim dividend	Annual dividend
Number of shares outstanding	298,620,424	298,620,424	298,620,424
Number of treasury shares	—	—	—
Number of dividend shares	298,620,424	298,620,424	298,620,424
Par value per share (in Korean won)	5,000	5,000	5,000
Payout ratio	10.04%	13.39%	6.69%
Scheduled dividends (in thousands of Korean won)	150,000,000	200,000,000	100,000,000
Dividends per share (in Korean won)	502	669	334

The Company accumulates allowances for possible loan losses in accordance with Korean IFRS and reserve for possible loan losses as much as the amount below the provision of allowances according to minimum accumulation ratio required by Regulation on Supervision of Financial Investment.

Regulatory reserve for credit losses, a type of voluntary reserve for retained earnings, reverses the exceeding amount if the beginning balance of the reserve exceeds the ending balance at the closing date. Regulatory reserve for credit losses is generally recognized after unappropriated deficit is disposed.

The details of the regulatory reserve for credit losses (reversal of reserve) to be appropriated as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Beginning	100,315,429	101,842,161
Amounts to be reserved (reversed)	(53,015,036)	(1,526,732)

Ending	47,300,393	100,315,429

The adjusted profit of the year after reflection of reserve for credit losses for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Profit for the year before reserve for credit loss	352,363,541	170,294,956
Amounts to be reversed (reserved)	53,015,036	1,526,732

Adjusted profit after reversal (provision) of reserve for credit losses[1]	405,378,577	171,821,688

[1]

Reserve for credit loss is announced by Article 3 Clause 8 of the Regulation on Financial Investment Business. Adjusted profit after reserve for credit losses is not based on Korean IFRS and is calculated on the assumption that provision or reversal of reserve for credit losses before tax is adjusted to the profit.

73

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

26. Other Components of Equity

The details of other components of equity as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Changes in the fair value of financial assets at FVOCI	290,063,237	233,760,812
Revaluation surplus	62,144,795	62,060,360
Remeasurements of net defined benefit liabilities	(42,792,277)	(37,778,107)
Gain or loss on financial liabilities designated at FVTPL due to the change of credit risk	(11,782,162)	41,080,867

	297,633,593	299,123,932

The changes in gain or loss on valuation of financial assets at FVOCI for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Beginning balance	233,760,812	216,494,145
Gain on valuation	62,120,448	11,241,986
Tax effect of gain (loss) on valuation [1]	(16,026,282)	(39,698)
Transfer to gain due to disposal or impairment	13,869,917	8,187,321
Tax effect of transfer [1]	(3,661,658)	(2,122,942)

Ending balance	290,063,237	233,760,812

[1]	Including income tax effect (Note 35)

The changes in gain on revaluation of property and equipment for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Beginning balance	62,060,360	26,749,635
Net gain on revaluation of property and equipment	—	47,900,256
Tax effect of net gains on revaluation [1]	84,435	(12,328,212)
Transfer to retained earnings due to disposal of revaluation assets	—	(261,319)

Ending balance	62,144,795	62,060,360

[1]	Including income tax effect (Note 35)

The changes in remeasurements of the net defined benefit liability for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Beginning balance	(37,778,107)	(40,522,467)
Changes during the year	(6,812,731)	3,785,324
Tax effect [1]	1,798,561	(1,040,964)

Ending balance	(42,792,277)	(37,778,107)

[1]	Including income tax effect (Note 35)

74

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

The change in gain or loss on financial liabilities designated at FVTPL due to the change of credit risk for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Beginning balance	41,080,867	2,225,784
Changes during the year	(71,900,708)	52,822,290
Tax effect [1]	19,037,679	(13,967,207)

Ending balance	(11,782,162)	41,080,867

[1]	Including income tax effect (Note 35)

27. Fee and Commission Income and Expense

The details of fee and commission income for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Brokerage commissions	505,724,502	414,015,645
Underwriting commissions	135,286,825	167,839,908
Brokerage commissions on collective investment securities	19,252,925	19,850,174
Management fee on asset management	24,227,127	27,285,178
Commissions on merger and acquisition	97,120,428	130,161,016
Trust fees and commissions	18,564,028	17,996,232
Other commissions	140,908,136	144,662,369

	941,083,971	921,810,522

The details of fee and commission expense for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Trading commission	56,240,638	48,429,891
Advisory fees	1,038,490	1,664,749
Investment management delegation fees	378,829	239,715
Commission fees on group brand	26,136,638	15,634,928
Contributions to other institutions	8,023,014	8,093,205
Others	118,685,646	92,315,789

	210,503,255	166,378,277

75

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

28. Gain or Loss on Valuation and Disposal of Financial Instruments

The details of gain or loss on valuation and disposal of financial instruments for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Gain	Loss	Net
Financial instruments at FVTPL	1,940,096,949	1,211,466,813	728,630,136
Financial instruments designated at FVTPL	727,598,407	1,057,169,764	(329,571,357)
Derivative financial instruments	5,027,369,696	5,176,387,032	(149,017,336)
Financial assets at FVOCI [1]	3,240,874	3,579,804	(338,930)

	7,698,305,926	7,448,603,413	249,702,513

[1]	Gain or loss on valuation of financial assets at FVOCI is excluded.

	2022
(in thousands of Korean won)	Gain	Loss	Net
Financial instruments at FVTPL	1,300,472,857	2,016,946,613	(716,473,756)
Financial instruments designated at FVTPL	1,188,229,550	429,243,880	758,985,670
Derivative financial instruments	8,135,153,253	8,534,426,565	(399,273,312)
Financial assets at FVOCI [1]	525,431	16,448,205	(15,922,774)

	10,624,381,091	10,997,065,263	(372,684,172)

[1]	Gain or loss on valuation of financial assets at FVOCI is excluded.

The details of gain or loss on valuation and disposal of financial instruments at FVTPL for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Gain	Loss	Net
Financial assets at FVTPL	1,748,959,887	704,952,978	1,044,006,909
Financial liabilities at FVTPL	191,137,062	506,513,835	(315,376,773)

	1,940,096,949	1,211,466,813	728,630,136

	2022
(in thousands of Korean won)	Gain	Loss	Net
Financial assets at FVTPL	1,189,377,822	1,954,324,119	(764,946,297)
Financial liabilities at FVTPL	111,095,035	62,622,494	48,472,541

	1,300,472,857	2,016,946,613	(716,473,756)

The details of gain or loss on valuation and disposal of financial instruments designated at FVTPL for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Gain	Loss	Net
Financial liabilities designated at FVTPL
Derivatives-linked securities sold	567,910,956	879,330,365	(311,419,409)
Other OTC derivative-combined contract sold	129,915,134	154,821,326	(24,906,192)
Exchange traded notes sold	29,772,317	23,018,073	6,754,244

	727,598,407	1,057,169,764	(329,571,357)

76

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

	2022
(in thousands of Korean won)	Gain	Loss	Net
Financial liabilities designated at FVTPL
Derivatives-linked securities sold	914,565,927	359,592,452	554,973,475
Other OTC derivative-combined contract sold	244,528,092	52,797,971	191,730,121
Exchange traded notes sold	29,135,531	16,853,457	12,282,074

	1,188,229,550	429,243,880	758,985,670

The details of gain or loss on valuation and disposal of derivative financial instruments for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Gain	Loss	Net
Interest rate	2,137,530,340	2,159,871,413	(22,341,073)
Currency	699,007,323	701,286,144	(2,278,821)
Stock	1,950,908,686	2,088,474,647	(137,565,961)
Credit	32,631,396	35,689,309	(3,057,913)
Commodity	30,829,129	42,149,844	(11,320,715)
Others	176,462,822	148,915,675	27,547,147

	5,027,369,696	5,176,387,032	(149,017,336)

	2022
(in thousands of Korean won)	Gain	Loss	Net
Interest rate	4,485,897,307	4,273,096,366	212,800,941
Currency	1,560,403,367	1,434,696,665	125,706,702
Stock	1,934,335,781	2,444,365,562	(510,029,781)
Credit	38,991,621	31,943,503	7,048,118
Commodity	33,575,544	30,167,440	3,408,104
Others	81,949,633	320,157,029	(238,207,396)

	8,135,153,253	8,534,426,565	(399,273,312)

The details of gain or loss on disposal of financial assets at FVOCI for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Gain	Loss	Net
Debt instruments	3,240,874	3,579,804	(338,930)

	2022
(in thousands of Korean won)	Gain	Loss	Net
Debt instruments	525,431	16,448,205	(15,922,774)

77

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

As at December 31, 2023, the Company holds PIS(Portfolio Index Swap) in connection with Lime Tethys Qualified Investor Private Investment Trust No. 2 and Lime Pluto FI Qualified Investor Private Investment Trust D-1, which were prohibited to repurchase in the fourth quarter of 2019. The Company holds beneficiary certificates and TRS contracts of ~~W~~ 146.3 billion (nominal amount) respectively. Meanwhile, the Company sold ~~W~~ 68.1 billion in subsidiary funds of the fund.

On October 20, 2020, Lime Asset Management’s license as a fund manager was revoked by the Financial Supervisory Service’s sanctions review committee, and most of its redemption-suspended funds and normal funds will be transferred to Wellbridge Asset Management (the bridge management company) to continue collecting and distributing investments. It is difficult to predict whether and when the aforementioned redemption-suspended funds will be redeemed. As of December 31, 2023, four lawsuits were filed to the Company as a defendant and the Company recognizes provisions for lawsuits for the estimated losses due to the possibility of additional lawsuits being filed in the future.

29. Interest Income and Interest Expense

The details of interest income for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Interest on financial assets at FVTPL
Interest on debt instruments at FVTPL	625,539,039	393,096,129
Interest on loans at FVTPL	—	4,189,123
Interest on commercial papers	182,112,270	142,422,181

	807,651,309	539,707,433

Interest on financial assets at FVOCI and financial assets measured at amortised cost
Interest on loans measured at amortised cost	3,832,928	4,129,316
Interest on debt instruments at FVOCI	170,895,226	76,499,887
Interest on broker’s loans	228,177,604	199,259,024
Interest on loans	190,128,411	130,220,677
Interest on deposits with KSFC	22,932,437	9,784,119
Interest on deposits with financial institution	356,594	26,600
Interest on bonds purchased under resale agreements	42,484,716	16,034,415
Gains on transactions of certificates of deposits	69,266	51,521
Interest on deposits	36,128,689	21,546,272
Interest on other receivables	764,747	1,006,503
Others [1]	34,286,948	15,193,910

	730,057,566	473,752,244

	1,537,708,875	1,013,459,677

[1]	Interest on lease receivables of ~~W~~ 935 million and ~~W~~ 1,084 million for the year ended December 31, 2023 and 2022, respectively, are included.

78

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

The details of interest expense for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Interest on borrowings	61,742,569	35,798,927
Interest on customers’ deposits	54,585,335	32,178,353
Interest on bonds sold under repurchase agreements	309,464,045	171,398,994
Losses on transactions of certificates of deposit	—	76
Interest on debentures	61,837,024	41,716,419
Interest on short-term note issued	429,887,015	163,134,122
Interest on asset-backed short-term bonds	45,194,333	39,622,114
Fees for the proceeds from the sale of stocks loaned	2,080	2,466
Others [1]	30,163,002	17,762,166

	992,875,403	501,613,637

[1]	Interest on lease liabilities of ~~W~~ 4,409 million and ~~W~~ 3,373 million for the year ended December 31, 2023 and 2022, respectively, are included.

30. Gain or Loss on Valuation and Disposal of Financial Assets measured at Amortised Costs

The details of gain or loss on valuation and disposal of financial assets measured at amortised cost for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Gain(loss) on valuation of financial assets measured at amortised cost
Reversal(provision) of allowance for credit losses of loans	(34,206,739)	(5,790,615)
Reversal(provision) of allowance for credit losses of deposits	355,011	(12,598)
Reversal(provision) of allowance for credit losses of other financial assets	(14,394,599)	(1,484,417)
Gain(loss) on disposal of financial assets measured at amortised cost
Gain(loss) on disposal of loans measured at amortised cost	(5,042,842)	(3,640,849)

	(53,289,169)	(10,928,479)

31. Gain or Loss on Foreign Currency Transactions

The details of gain on foreign currency transactions for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Gain on foreign currency transactions	805,225,226	1,151,952,824
Gain on foreign exchange translation	99,615,973	104,536,359

	904,841,199	1,256,489,183

The details of loss on foreign currency transactions for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Loss on foreign currency transactions	787,889,725	1,110,025,273
Loss on foreign exchange translation	84,017,919	146,515,703

	871,907,644	1,256,540,976

79

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

32. Other Operating Income and Other Operating Expenses

The details of other operating income for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Dividend income	58,446,964	49,602,892
Distribution income	76,744,597	101,178,211
Reversal of provision for credit loss	8,125,021	2,597,680
Gains on disposal of general product	851,262	41,651
Others	7,144,881	3,360,615

	151,312,725	156,781,049

The details of other operating expenses for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Provision for credit losses	84,130,291	15,990,682
Others	63,621,085	37,757,329

	147,751,376	53,748,011

33. Selling and Administrative Expenses

(a)	The details of selling and administrative expenses for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Labor costs
Salaries	424,506,394	350,121,189
Post-employment benefits	28,502,489	33,061,636
Retirement bonus	1,280,577	22,686,894
Other long-term employee benefits	1,313,191	(454,613)
Employee benefits	86,895,482	84,596,564

	542,498,133	490,011,670

Other selling and administrative expenses
Employee benefits	11,302,464	11,490,947
Sales promotion expenses	864,713	754,374
Computer system operation expenses	62,582,302	50,881,343
Management expenses for rent	20,025,529	19,284,493
Commissions	22,840,138	23,560,103
Research and development	249,603	310,103
Advertising expenses	28,452,421	26,135,402
Depreciation	44,777,159	47,084,686
Training expenses	2,510,588	2,948,539
Amortization expenses of intangible assets	39,590,256	27,565,313
Taxes and dues	35,886,699	26,139,663
Consignment fees	2,335,409	5,792,592
Others	40,871,015	37,891,058

	312,288,296	279,838,616

	854,786,429	769,850,286

80

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(b)	Stock Grant Agreement

The executives of the Company have stock grant agreement with KB Financial Group Inc., and the Company settles the expense arising from the agreement with KB Financial Group Inc. The Company recognizes the expense in profit or loss as selling and administrative expenses.

The details of the share grants linked to long-term performance as at December 31, 2023, are as follows:

(In number of shares)	Grant date	Granted shares	Payable shares[1]	Vesting conditions
Series 1-1	2010-1-1	1,231	266	Service, vesting conditions : market 40%, non-market 60%
Series 1-8	2011-1-1	1,289	365	Service, vesting conditions : market 40%, non-market 60%
Series 1-10	2012-1-1	1,976	644	Service, vesting conditions : market 40%, non-market 60%
Series 1-11	2012-6-18	708	142	Service, vesting conditions : market 40%, non-market 60%
Series 1-13	2013-1-1	3,340	1,074	Service, vesting conditions : market 40%, non-market 60%
Series 1-19	2015-2-24	1,812	584	Service, vesting conditions : market 30%, non-market 70%
Series 1-21	2016-1-1	6,671	1,309	Service, vesting conditions : market 30%, non-market 70%
Series 1-22	2016-12-30	36,732	10,250	Service, vesting conditions : market 20%, non-market 80%
Series 1-24	2017-2-24	1,698	1,516	Service, vesting conditions : market 20%, non-market 80%
Series 1-25	2017-6-1	1,511	—	Service, vesting conditions : market 20%, non-market 80%
Series 1-26	2017-9-4	1,551	1,028	Service, vesting conditions : market 20%, non-market 80%
Series 1-28	2018-1-1	12,252	2,961	Service, vesting conditions : market 20%, non-market 80%
Series 1-29	2018-7-9	1,208	—	Service, vesting conditions : market 20%, non-market 80%
Series 1-30	2019-1-1	80,289	45,119	Service, vesting conditions : market 80%, non-market 20%
Series 1-30	2019-1-1	4,580	3,482	Service, vesting conditions : market 0%, non-market 100%
Series 1-31	2019-2-24	809	637	Service, vesting conditions : market 20%, non-market 80%
Series 1-32	2019-3-4	1,888	1,021	Service, vesting conditions : market 20%, non-market 80%
Series 1-33	2019-6-1	3,994	1,621	Service, vesting conditions : market 20%, non-market 80%
Series 1-34	2019-9-1	2,927	706	Service, vesting conditions : market 20%, non-market 80%
Series 1-35	2019-9-4	358	207	Service, vesting conditions : market 20%, non-market 80%
Series 1-36	2019-5-27	1,167	383	Service, vesting conditions : market 20%, non-market 80%
Series 1-37	2020-1-1	48,962	17,855	Service, vesting conditions : market 20%, non-market 80%
Series 1-38	2020-3-6	2,856	1,233	Service, vesting conditions : market 0%, non-market 100%
Series 1-39	2020-8-1	12,744	4,173	Service, vesting conditions : market 20%, non-market 80%
Series 1-40	2021-1-1	98,808	42,155	Service, vesting conditions : market 80%, non-market 20%
Series 1-40	2021-1-1	5,675	2,237	Service, vesting conditions : market 0%, non-market 100%

81

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

Series 1-41	2021-3-4	3,591	5,383	Service, vesting conditions : market 20%, non-market 80%
Series 1-42	2021-3-15	5,034	5,552	Service, vesting conditions : market 20%, non-market 80%
Series 1-43	2021-5-27	604	199	Service, vesting conditions : market 20%, non-market 80%
Series 1-44	2021-6-1	2,904	4,601	Service, vesting conditions : market 20%, non-market 80%
Series 1-45	2021-8-1	2,320	2,980	Service, vesting conditions : market 20%, non-market 80%
Series 1-46	2021-9-1	3,201	5,338	Service, vesting conditions : market 20%, non-market 80%
Series 1-47	2022-1-1	61,447	70,901	Service, vesting conditions : market 20%, non-market 80%
Series 1-48	2022-2-17	1,990	2,695	Service, vesting conditions : market 20%, non-market 80%
Series 1-49	2022-3-6	928	256	Service, vesting conditions : market 0%, non-market 100%
Series 1-50	2022-03-14	1,060	1,060	Service, vesting conditions : market 20%, non-market 80%
Series 1-51	2022-05-09	2,839	2,338	Service, vesting conditions : market 20%, non-market 80%
Series 1-52	2022-07-18	602	602	Service, vesting conditions : market 20%, non-market 80%
Series 1-53	2022-08-01	4,945	4,484	Service, vesting conditions : market 20%, non-market 80%
Series 1-54	2022-08-16	3,375	4,381	Service, vesting conditions : market 20%, non-market 80%
Series 1-55	2023-01-01	76,499	46,927	Service, vesting conditions : market 20%, non-market 80%
Series 1-55	2023-01-01	5,022	2,507	Service, vesting conditions : market 0%, non-market 100%
Series 1-56	2023-02-15	3,161	1,383	Service, vesting conditions : market 20%, non-market 80%
Series 1-57	2023-03-04	3,361	1,393	Service, vesting conditions : market 20%, non-market 80%
Series 1-58	2023-03-15	1,367	1,367	Service, vesting conditions : market 20%, non-market 80%
Series 1-59	2023-06-01	3,626	1,061	Service, vesting conditions : market 20%, non-market 80%
Series 1-60	2023-08-01	2,768	579	Service, vesting conditions : market 20%, non-market 80%
Series 1-61	2023-09-01	3,390	565	Service, vesting conditions : market 20%, non-market 80%

		531,070	307,520

[1]	The number of maximum payable shares per executive as at December 31, 2023.

The details of share grants linked to short-term performance as at December 31, 2023, are as follows:

(In number of shares)	Grant date	Granted shares	Payable shares[1]	Vesting conditions[2]
Series 2-3	2016-1-1	6,844	1,823	Proportional to service period, vesting conditions satisfied
Series 2-4	2017-1-1	25,285	12,171	Proportional to service period, vesting conditions satisfied
Series 2-5	2018-1-1	36,155	22,049	Proportional to service period, vesting conditions satisfied
Series 2-6	2019-1-1	60,039	19,601	Proportional to service period, vesting conditions satisfied

82

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

Series 2-7	2020-1-1	68,689	37,482	Proportional to service period, vesting conditions satisfied
Series 2-8	2021-1-1	69,448	54,053	Proportional to service period, vesting conditions satisfied
Series 2-9	2022-1-1	55,521	55,521	Proportional to service period, vesting conditions satisfied
Series 2-10	2023-1-1	94,583	94,583	Proportional to service period, vesting conditions satisfied
Series 3-3	2016-1-1	15,036	7,458	Proportional to service period, vesting conditions satisfied
Series 3-4	2017-1-1	12,112	7,055	Proportional to service period, vesting conditions satisfied
Series 3-5	2018-1-1	10,352	8,896	Proportional to service period, vesting conditions satisfied
Series 3-6	2019-1-1	44,696	16,885	Proportional to service period, vesting conditions satisfied
Series 3-7	2020-1-1	77,112	39,144	Proportional to service period, vesting conditions satisfied
Series 3-8	2021-1-1	91,948	73,194	Proportional to service period, vesting conditions satisfied
Series 3-9	2022-1-1	66,060	66,060	Proportional to service period, vesting conditions satisfied
Series 4-1	2017-12-31	23,667	21,865	Proportional to service period, vesting conditions satisfied
Series 4-2	2019-12-31	255,976	10,243	Proportional to service period, vesting conditions satisfied
Series 4-3	2020-12-31	267,279	98,725	Proportional to service period, vesting conditions satisfied
Series 4-4	2021-12-31	270,257	200,417	Proportional to service period, vesting conditions satisfied
Series 4-5	2022-12-31	217,733	217,733	Proportional to service period, vesting conditions satisfied

		1,768,792	1,064,958

[1]	The number of maximum payable shares per executive as at December 31, 2023.
[2]	Number of vested shares is determined by performance and paid for a deferred payment schedule over 3 to 5 years.

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as at December 31, 2023, are as follows:

(In Korean won)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Series 1-1	3.434	—	49,315~52,755
Series 1-8	3.434	—	49,315~52,755
Series 1-10	3.434	—	49,315~52,755
Series 1-11	3.434	—	47,631~47,631
Series 1-13	3.434	—	47,631~52,755
Series 1-19	3.434	—	45,096~47,631
Series 1-21	3.434	—	45,096~52,755
Series 1-22	3.434	—	45,096~56,379
Series 1-24	3.434	—	45,096~56,379
Series 1-26	3.434	—	45,096~56,379
Series 1-28	3.434	—	45,096~56,379
Series 1-30	3.434	—	44,873~56,379
Series 1-31	3.434	—	45,096~56,379
Series 1-32	3.434	—	42,787~47,066
Series 1-33	3.434	—	51,649~52,755
Series 1-34	3.434	—	51,649~52,755
Series 1-35	3.434	—	45,096~56,379
Series 1-36	3.434	—	51,649~52,755
Series 1-37	3.434	—	47,066~52,755

83

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(In Korean won)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Series 1-38	3.434	—	49,315~52,755
Series 1-39	3.434	—	49,315~52,755
Series 1-40	3.434	—	44,873~52,755
Series 1-41	3.434	41,598~51,288	42,787~47,066
Series 1-42	3.434	44,468~49,843	47,066~51,649
Series 1-43	3.434	-	51,649~52,755
Series 1-44	3.434	40,109~49,453	42,787~47,066
Series 1-45	3.434	47,038~52,723	47,066~51,649
Series 1-46	3.434	47,066~52,755	47,066~51,649
Series 1-47	3.434	42,096~48,102	47,066~51,649
Series 1-48	3.434	38,995~44,883	44,873~49,315
Series 1-49	3.434	-	49,315~52,755
Series 1-50	3.434	44,402~49,769	47,066~51,649
Series 1-51	3.434	42,445~48,855	44,873~49,315
Series 1-52	3.434	46,882~52,549	47,066~51,649
Series 1-53	3.434	42,737~49,191	44,873~52,755
Series 1-54	3.434	42,203~48,576	44,873~49,315
Series 1-55	3.434	44,873~52,755	44,873~51,649
Series 1-56	3.434	42,787~49,315	42,787~47,066
Series 1-57	3.434	42,787~49,315	42,787~47,066
Series 1-58	3.434	47,066~52,755	47,066~51,649
Series 1-59	3.434	42,787~49,315	42,787~47,066
Series 1-60	3.434	41,987~48,393	42,787~47,066
Series 1-61	3.434	39,955~46,050	42,787~47,066
Series 2-3	3.434	—	47,631~52,755
Series 2-4	3.434	—	44,873~52,755
Series 2-5	3.434	—	44,873~56,379
Series 2-6	3.434	—	42,787~56,379
Series 2-7	3.434	—	42,787~56,379
Series 2-8	3.434	—	42,787~53,595
Series 2-9	3.434	—	42,787~52,755
Series 2-10	3.434	—	42,787~51,649
Series 3-3	3.434	—	47,631~52,755
Series 3-4	3.434	—	45,096~52,755
Series 3-5	3.434	—	44,873~56,379
Series 3-6	3.434	—	44,873~56,379
Series 3-7	3.434	—	44,873~56,379
Series 3-8	3.434	—	44,873~52,755
Series 3-9	3.434	—	44,873~52,755
Series 4-1	3.434	—	45,096~56,379
Series 4-2	3.434	—	50,973~50,973
Series 4-3	3.434	—	49,315~52,755
Series 4-4	3.434	—	50,973~52,755
Series 4-5	3.434	—	49,315~52,755

The Company used the volatility of the stock price over the previous year as the expected volatility and used the dividend yield as the arithmetic mean of the dividend rate of one year before, two years before, and three years before the base year, in order to calculate fair value. Fair value is calculated based on risk free interest rate of 1 year-KTB rate.

In relation to the above share-based arrangements, the compensation cost amounting to ~~W~~ 66,785,811 thousand and ~~W~~ 63,905,175 thousand is recorded as accrued expenses to KB Financial Group Inc as at December 31, 2023 and 2022, respectively.

84

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

34. Non-operating Income and Non-operating Expenses

The details of non-operating income for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Gain on disposal of property and equipment	—	1,481,966
Gain on disposal of investment properties	—	601,745
Gain on disposal of intangible assets	1,436,275	—
Reversal of impairment loss on intangible assets	1,726,399	394,684
Reversal of loss on revaluation of property and equipment	—	72,800
Rent	6,449,025	5,968,469
Gain related to investments in subsidiaries and associates	20,350,670	78,025,598
Others	25,648,222	7,037,551

	55,610,591	93,582,813

The details of non-operating expenses for the years ended December 31, 2023 and 2022 are as follows:

(in thousands of Korean won)	2023	2022
Loss on disposal of property and equipment	14,308	292,841
Loss on disposal of investment properties	—	29,912
Depreciation of investment properties	383,216	418,394
Loss on disposal of intangible assets	2,500	22,000
Impairment loss on intangible assets	74,692	1,028,751
Loss on revaluation of property and equipment	—	451,905
Loss related to investments in subsidiaries and associates[1]	193,716,114	10,726,299
Donation	3,787,859	8,023,559
Others	69,713,630	58,843,267

	267,692,319	79,836,928

[1]

During the year ended December 31, 2023, there were signs of impairment for investments related to Vestas General Private Real Estate Fund Investment Trust No. 38 and LB Irealand Private Real Estate Investment Trust 8, which were subsidiaries of the Company, and the estimated recoverable amount was lower than the book value, so KRW 102,767 million and KRW 66,076 million of impairment losses, respectively, were recognized.

85

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

35. Tax Expense and Deferred Tax

The details of income tax expense for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Current tax
Current tax on profits for the year	145,757,259	42,582,556
Adjustments in respect of prior years	1,908,329	(1,091,537)
Deferred tax
Origination and reversal of temporary differences	(56,454,276)	45,258,159
Tax recognized directly in equity
Gain or loss on valuation for financial assets at FVOCI	(19,687,942)	(2,162,640)
Gain on revaluation of property and equipment	84,436	(12,328,212)
Changes on the fair value of financial liabilities designated at FVTPL due to the change of credit risk	19,037,679	(13,967,207)
Remeasurements of net defined benefit liabilities	1,798,561	(1,040,964)
Tax effect derived from group’s income tax system	(3,353,308)	2,997,367

Income tax expense	89,090,738	60,247,522

Reconciliations of profit before tax and tax expense for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Profit before tax (A)	441,454,279	230,542,478

Tax based on statutory rate	106,181,930	55,329,280
Adjustments
Non-deductible expense	4,853,834	4,321,064
Non-taxable income	(8,847,983)	(3,968,641)
Changes in deferred tax assets (liabilities) that have not been recognized	(8,165,095)	(612,030)
Effect from tax reduction and credit	(1,362,312)	(201,610)
Adjustment in respect of prior years	1,908,329	(1,091,537)
Tax effect from group’s income tax system	(3,353,308)	2,997,367
Changes in tax rate	(291,679)	1,797,093
Others	(1,832,978)	1,676,536

Tax expense (B)	89,090,738	60,247,522

Effective tax rate (B/A)	20.18%	26.13%

86

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

The changes in deferred tax assets (liabilities) for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Beginning balance	Profit (loss) for the year	Other comprehensive income	Ending balance
Provision for impairment	136,919	(517)	—	136,402
Commissions income	7,803,594	1,333,066	—	9,136,660
Financial assets at FVOCI	(85,934,450)	403,339	(19,687,941)	(105,219,052)
Defined benefit obligation	17,820,542	161,717	1,798,561	19,780,820
Other long-term employee benefits	1,901,703	(33,816)	—	1,867,887
Financial assets at FVTPL	195,212,195	(159,303,751)	—	35,908,444
Financial liabilities at FVTPL	(307,146,059)	50,510,309	19,037,679	(237,598,071)
Accrued expenses	54,462,905	14,753,559	—	69,216,464
Dividends (specific overseas company)	9,419,063	(140,884)	—	9,278,179
Accrued income	(24,776,460)	(9,752,775)	—	(34,529,235)
Property and equipment	(22,035,671)	(4,181)	84,436	(21,955,416)
Provisions for asset retirement obligation	2,332,599	58,956	—	2,391,555
Investments in associates and subsidiaries	(163,368)	(2,314,051)	—	(2,477,419)
Derivatives	45,168,323	109,004,625	—	154,172,948
Loans	1,604,716	(98,398)	—	1,506,318
Intangible assets	(20,232,372)	(620,051)	—	(20,852,423)
Plan assets	(3,293,977)	(209,514)	—	(3,503,491)
Advance depreciation provision	(2,410,822)	9,097	—	(2,401,725)
Interest related to loan for construction	(58,852)	3,945	—	(54,907)
Others	52,127,628	43,311,683	—	95,439,311

Subtotal	(78,061,844)	47,072,358	1,232,735	(29,756,751)
Unrecognized deferred tax assets (liabilities)	(4,216,737)	(8,149,183)	—	(12,365,920)

Deferred tax assets (liabilities), net [1]	(73,845,107)	55,221,541	1,232,735	(17,390,831)

[1]	The income tax rates used in computing deferred tax assets (liabilities) are the expected average tax rate, applicable to the forecasted period when the temporary differences are reversed.

	2022
(in thousands of Korean won)	Beginning balance	Profit (loss) for the year	Other comprehensive income	Ending balance
Provision for impairment	142,086	(5,167)	—	136,919
Commissions income	4,622,730	3,180,864	—	7,803,594
Financial assets at FVOCI	(79,210,178)	(4,561,632)	(2,162,640)	(85,934,450)
Defined benefit obligation	19,501,521	(640,015)	(1,040,964)	17,820,542
Other long-term employee benefits	2,098,484	(196,781)	—	1,901,703
Financial assets at FVTPL	55,244,765	139,967,430	—	195,212,195
Financial liabilities at FVTPL	(49,107,484)	(244,071,368)	(13,967,207)	(307,146,059)
Accrued expenses	75,757,563	(21,294,658)	—	54,462,905
Dividends (specific overseas company)	10,545,651	(1,126,588)	—	9,419,063
Accrued income	(22,988,746)	(1,787,714)	—	(24,776,460)
Property and equipment	(9,782,627)	75,168	(12,328,212)	(22,035,671)
Provisions for asset retirement obligation	2,199,329	133,270	—	2,332,599
Investments in associates and subsidiaries	1,747,824	(1,911,192)	—	(163,368)
Derivatives	(57,458,767)	102,627,090	—	45,168,323
Loans	1,584,488	20,228	—	1,604,716
Intangible assets	(20,530,350)	297,978	—	(20,232,372)
Plan assets	(4,206,052)	912,075	—	(3,293,977)
Advance depreciation provision	(2,501,796)	90,974	—	(2,410,822)
Interest related to loan for construction	(64,951)	6,099	—	(58,852)

87

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

Others	40,214,855	11,912,773	—	52,127,628

Subtotal	(32,191,655)	(16,371,166)	(29,499,023)	(78,061,844)
Unrecognized deferred tax assets (liabilities)	(3,604,707)	(612,030)	—	(4,216,737)

Deferred tax assets (liabilities), net [1]	(28,586,948)	(15,759,136)	(29,499,023)	(73,845,107)

[1]	The income tax rates used in computing deferred tax assets (liabilities) are the expected average tax rate, applicable to the forecasted period when the temporary differences are reversed.

Temporary differences which were not recognized due to uncertainty of their realization as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Taxable temporary difference
Investments in subsidiaries	35,292,457	17,815,543
Intangible assets	58,888,990	58,888,990
Others	445,550	445,550

	94,626,997	77,150,083

Deductible temporary difference
Commission	9,239,637	7,512,805
Dividends	20,365,324	35,543,632
Investments in subsidiaries	15,476,124	15,476,124
Others	2,705,305	2,705,305

	47,786,390	61,237,866

	46,840,607	15,912,217

Details of income taxes that are charged or credited directly to equity for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Recognized in other comprehensive income
Gain or loss on valuation for financial assets at FVOCI	(16,026,284)	(39,698)
Changes on the fair value of financial liabilities designated at FVTPL due to the change of credit risk	19,037,679	(13,967,207)
Gain on revaluation of property and equipment	84,436	(12,328,212)
Remeasurements of net defined benefit liabilities	1,798,561	(1,040,964)
Reclassified to profit or loss
Gain or loss on valuation for financial assets at FVOCI	(3,661,658)	(2,122,942)

	1,232,734	(29,499,023)

88

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

36. Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortised cost. Measurement policies for each category of financial assets and financial liabilities are disclosed in Note 2, ‘Material accounting policies’.

The carrying amounts of financial assets and liabilities by category as at December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Financial asset measured at fair value through profit or loss	Financial asset measured at fair value through Other Comprehensive income	Financial asset measured at amortised cost	Totals
Financial Assets
Cash and deposits	—	—	2,324,715,993	2,324,715,993
Financial Assets at FVTPL	35,529,339,671	—	—	35,529,339,671
Derivative financial assets	1,135,196,744	—	—	1,135,196,744
Equity instruments at FVOCI	—	860,085,126	—	860,085,126
Debt instruments at FVOCI	—	4,270,319,038	—	4,270,319,038
Loans measured at amortised cost	—	—	7,973,604,805	7,973,604,805
Other financial assets	—	—	4,076,458,711	4,076,458,711

	36,664,536,415	5,130,404,164	14,374,779,509	56,169,720,088

	2023
(in thousands of Korean won)	Financial liabilities measured at fair value through profit or loss	Financial liabilities designated at fair value through profit or loss	Financial liabilities measured at amortised cost	Derivative liabilities (hedging)	Totals
Financial Liabilities
Financial liabilities at FVTPL	2,860,033,642	—	—	—	2,860,033,642
Financial liabilities designated at FVTPL	—	7,975,847,458	—	—	7,975,847,458
Derivative financial liabilities	1,806,705,125	—	—	5,307,120	1,812,012,245
Deposit liabilities	—	—	7,133,908,105	—	7,133,908,105
Borrowings	—	—	27,393,887,530	—	27,393,887,530
Other financial liabilities	—	—	3,867,868,006	—	3,867,868,006

	4,666,738,767	7,975,847,458	38,395,663,641	5,307,120	51,043,556,986

89

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

	2022
(in thousands of Korean won)	Financial asset measured at fair value through profit or loss	Financial asset measured at fair value through Other Comprehensive income	Financial asset measured at amortised cost	Totals
Financial Assets
Cash and deposits	—	—	4,028,288,407	4,028,288,407
Financial Assets at FVTPL	28,995,718,418	—	—	28,995,718,418
Derivative financial assets	1,701,970,056	—	—	1,701,970,056
Equity instruments at FVOCI	—	686,116,835	—	686,116,835
Debt instruments at FVOCI	—	4,112,728,624	—	4,112,728,624
Loans measured at amortised cost	—	—	6,566,785,893	6,566,785,893
Other financial assets	—	—	2,698,990,295	2,698,990,295

	30,697,688,474	4,798,845,459	13,294,064,595	48,790,598,528

	2022
(in thousands of Korean won)	Financial liabilities measured at fair value through profit or loss	Financial liabilities designated at fair value through profit or loss	Financial liabilities measured at amortised cost	Derivative liabilities (hedging)	Totals
Financial Liabilities
Financial liabilities at FVTPL	2,082,979,265	—	—	—	2,082,979,265
Financial liabilities designated at FVTPL	—	10,088,600,213	—	—	10,088,600,213
Derivative financial liabilities	2,307,993,521	—	—	10,070,190	2,318,063,711
Deposit liabilities	—	—	6,819,371,625	—	6,819,371,625
Borrowings	—	—	20,575,667,241	—	20,575,667,241
Other financial liabilities	—	—	2,243,572,915	—	2,243,572,915

	4,390,972,786	10,088,600,213	29,638,611,781	10,070,190	44,128,254,970

90

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

37. Financial Instruments

37.1 Fair Value of Financial Instruments by Class

Fair values of financial assets and financial liabilities as at December 31, 2023 and 2022, are as follows:

	2023		2022
(in thousands of Korean won)	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and deposits [2]	2,324,715,993	2,324,715,993	4,028,288,407	4,028,288,407
Financial assets at FVTPL [1]	35,529,339,671	35,529,339,671	28,995,718,418	28,995,718,418
Derivative financial assets [1]	1,135,196,744	1,135,196,744	1,701,970,056	1,701,970,056
Financial assets at FVOCI	5,130,404,164	5,130,404,164	4,798,845,459	4,798,845,459
Loans measured at amortised cost	7,973,604,805	7,977,344,594	6,566,785,893	6,544,314,422
Other financial assets [2]	4,076,458,711	4,076,458,711	2,698,990,295	2,698,990,295

	56,169,720,088	56,173,459,877	48,790,598,528	48,768,127,057

[1]	Deferred transaction gain or losses are adjusted in the carrying amount.
[2]

The fair value of cash and deposits, other financial assets, deposit liabilities and other financial liabilities with short maturity dates or uncertain maturity dates is presented at their book amounts.

	2023		2022
(in thousands of Korean won)	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Deposit liabilities [2]	7,133,908,105	7,133,908,105	6,819,371,625	6,819,371,625
Financial liabilities at FVTPL	2,860,033,642	2,860,033,642	2,082,979,265	2,082,979,265
Financial liabilities designated at FVTPL [1]	7,975,847,458	7,975,847,458	10,088,600,213	10,088,600,213
Derivative financial liabilities [1]	1,812,012,245	1,812,012,245	2,318,063,711	2,318,063,711
Borrowings	27,393,887,530	27,384,172,276	20,575,667,241	20,512,526,086
Other financial liabilities [2]	3,867,868,006	3,867,868,006	2,243,572,915	2,243,572,915

	51,043,556,986	51,033,841,732	44,128,254,970	44,065,113,815

[1]	Deferred transaction gain or losses are adjusted in the carrying amount.
[2]

The fair value of cash and deposits, other financial assets, deposit liabilities and other financial liabilities with short maturity dates or uncertain maturity dates is presented at their book amounts.

Fair value is the price that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For each class of financial assets and financial liabilities, the Company discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

37.2 Fair Value Hierarchy

Financial instruments measured at fair value are categorized within the fair value hierarchy, and the defined levels are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2	Fair value using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices)

Level 3	Fair value using inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs)

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Notes to the Separate Financial Statements

December 31, 2023 and 2022

The inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The observable input is generally used to the fair value measurement. However, if an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

(a) Fair value hierarchy of financial instruments measured at fair value

The fair value hierarchy of financial assets and liabilities measured at fair value as at December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at FVTPL – debt instruments [1]	6,754,020,777	24,550,643,744	2,840,320,518	34,144,985,039
Financial assets at FVTPL - equity instruments	757,882,526	379,716,820	246,755,286	1,384,354,632
Derivative financial assets [1]	26,360,676	1,017,206,808	91,629,260	1,135,196,744
Financial assets at FVOCI	5,248,843	4,690,968,746	434,186,575	5,130,404,164

	7,543,512,822	30,638,536,118	3,612,891,639	41,794,940,579

Financial liabilities
Financial liabilities at FVTPL	2,860,033,642	—	—	2,860,033,642
Financial liabilities designated at FVTPL[1]	56,685,594	881,791,359	7,037,370,505	7,975,847,458
Derivative financial liabilities [1]	94,301,314	962,156,434	755,554,497	1,812,012,245

	3,011,020,550	1,843,947,793	7,792,925,002	12,647,893,345

[1]	Deferred transaction gain or losses are adjusted in the carrying amount.

	2022
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at FVTPL – debt instruments [1]	6,259,722,865	19,448,292,474	2,136,574,599	27,844,589,938
Financial assets at FVTPL - equity instruments	481,362,503	520,104,659	149,661,318	1,151,128,480
Derivative financial assets [1]	96,188,443	1,485,006,498	120,775,115	1,701,970,056
Financial assets at FVOCI	5,025,406	4,372,289,778	421,530,275	4,798,845,459

	6,842,299,217	25,825,693,409	2,828,541,307	35,496,533,933

Financial liabilities
Financial liabilities at FVTPL	2,082,979,265	—	—	2,082,979,265
Financial liabilities designated at FVTPL[1]	35,687,313	1,811,403,735	8,241,509,165	10,088,600,213
Derivative financial liabilities [1]	422,619,560	1,117,902,302	777,541,849	2,318,063,711

	2,541,286,138	2,929,306,037	9,019,051,014	14,489,643,189

[1]	Deferred transaction gain or losses are adjusted in the carrying amount.

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Notes to the Separate Financial Statements

December 31, 2023 and 2022

37.3 Valuation techniques and inputs classified by Level 2

The details of the valuation techniques and inputs classified by Level 2 as at December 31, 2023 and 2022 are as follows:

(in thousands of Korean won)	2023	Valuation techniques	Inputs
Financial assets at FVTPL	24,930,360,564	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Net asset value and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate and others
Derivative financial assets(trading)	1,017,206,808	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Net asset value and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility and others
Financial assets at FVOCI	4,690,968,746	DCF Model	Discount rate, Interest rate and others

	30,638,536,118

Financial liabilities designated at FVTPL	881,791,359	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Net asset value and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate
Derivative financial liabilities(trading)	956,849,314	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Net asset value and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility
Derivative financial liabilities(hedging)	5,307,120	DCF Model	Discount rate, exchange rate and others

	1,843,947,793

(in thousands of Korean won)	2022	Valuation techniques	Inputs
Financial assets at FVTPL	19,968,397,133	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Net asset value and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate and others
Derivative financial assets(trading)	1,485,006,498	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Net asset value and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility and others
Financial assets at FVOCI	4,372,289,778	DCF Model	Discount rate, Interest rate and others

	25,825,693,409

Financial liabilities designated at FVTPL	1,811,403,735	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Net asset value and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate
Derivative financial liabilities(trading)	1,107,832,112	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Net asset value and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility
Derivative financial liabilities(hedging)	10,070,190	DCF Model	Discount rate, exchange rate and others

	2,929,306,037

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KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

37.4 Level 3 of the Fair Value Hierarchy Disclosure

(a) Valuation Process for Fair Value Measurements Categorized Within Level 3 of the Fair Value Hierarchy

The fair value of financial instruments classified as Level 3 is determined by external valuation or self-valuation of the Company. Unobservable inputs are produced by the external appraiser or internal valuation system and the Company reviews the adequacy of the inputs. The Risk Management Council reviews the adequacy of the assessment methodology and valuation method of external appraiser and the internal valuation. The agenda of the Risk Management Council is being reported or approved by the Risk Committee.

(b) Changes in Fair Value Measurements Categories of the Fair Value hierarchy

The changes in financial instruments with Level 3 fair value for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Beginning balance	2,286,235,917	421,530,275	(656,766,734)	(8,241,509,165)
Total gains or losses
Profit or loss	88,895,905	—	(75,110,379)	(337,404,523)
Other comprehensive income	—	12,656,300	—	(32,370,491)
Purchases	1,359,209,239	—	11,645,512	—
Sales	(655,925,918)	—	(6,653,771)	—
Issues	—	—	(6,275,196)	(4,431,945,040)
Settlements	—	—	69,235,329	6,005,858,714
Transfer within levels [1]	8,660,662	—	—	—

Ending balance	3,087,075,805	434,186,575	(663,925,239)	(7,037,370,505)

[1]	Transfer within levels occurred due to the change in the availability of observable market data on the financial instruments.

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Notes to the Separate Financial Statements

December 31, 2023 and 2022

	2022
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Beginning balance	1,728,987,322	366,776,095	41,344,748	(7,829,040,979)
Total gains or losses
Profit or loss	(73,050,511)	—	(666,119,493)	563,317,417
Other comprehensive income	—	54,754,180	—	60,520,089
Purchases	898,515,700	—	23,525,783	—
Sales	(278,907,255)	—	(59,177,496)	—
Issues	—	—	(14,796,230)	(5,222,820,340)
Settlements	—	—	18,455,954	4,186,514,648
Transfer within levels [1]	10,690,661	—	—	—

Ending balance	2,286,235,917	421,530,275	(656,766,734)	(8,241,509,165)

[1]	Transfer within levels occurred due to the change in the availability of observable market data on the financial instruments.

In relation to changes in Level 3 fair value, total gains or losses related to the asset and liabilities held at the reporting date are included in the statements of comprehensive income for the years ended December 31, 2023 and 2022, as follows:

	2023
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Profit or loss
Gain or loss on valuation of financial instruments [1]	46,805,083	—	(38,278,972)	70,813,358
Other comprehensive income
Gain or loss on valuation of financial assets at FVOCI [2]	—	12,656,300	—	—
Changes in fair value of financial liabilities at FVTPL due to the change of credit risk [2]	—	—	—	(51,567,843)

	46,805,083	12,656,300	(38,278,972)	19,245,515

[1]	Included in gain or loss on valuation and disposal of financial instruments on the statements of Profit or Loss.
[2]	Included in other comprehensive income on the statements of comprehensive income.

	2022
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Profit or loss
Gain or loss on valuation of financial instruments [1]	(84,173,390)	—	(558,677,313)	726,467,752
Other comprehensive income
Gain or loss on valuation of financial assets at FVOCI [2]	—	54,754,180	—	—
Changes in fair value of financial liabilities at FVTPL due to the change of credit risk [2]	—	—	—	56,580,809

	(84,173,390)	54,754,180	(558,677,313)	783,048,561

[1]	Included in gain or loss on valuation and disposal of financial instruments on the statements of Profit or Loss.
[2]	Included in other comprehensive income on the statements of comprehensive income.

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Notes to the Separate Financial Statements

December 31, 2023 and 2022

(c) Valuation techniques and the Inputs classified by Level 3

Valuation techniques and inputs for level 3 financial instruments are as follows:

	2023
(in thousands of Korean won)	Type	Fair value	Valuation techniques	Inputs	Unobservable input	Range	Relevance
Financial assets at FVTPL	Equity-linked securities	9,129,439	DCF model, Closed Form, Monte Carlo	Price of underlying asset, interest rate,	Underlying asset volatility	0.29 ~ 0.37	Proportional
					Correlation	0.57 ~ 0.76	Proportional
	Other derivative linked securities	508,364,681	Simulation, Black-Scholes Model, Hull and	discount rate, dividend ratio,	Underlying asset volatility	0.21 ~ 1.07	Proportional
			White, Net asset value, etc.	volatility of underlying assets, correlation of underlying assets,	Correlation	-0.01 ~ 0.90	Proportional
	Other OTC derivative linked contract	179,415,684			Underlying asset volatility	0.14 ~ 0.28	Proportional
				volatility of interest rate, probability of default	Correlation	-0.60 ~ 0.75	Proportional
	Debt instruments	2,143,410,714			Underlying asset volatility	0.13 ~ 0.69	Proportional
	Equity instruments[1]	246,755,286			Discount rate	0.08 ~ 0.23	Inversely proportional
Derivative financial assets (trading)		91,629,260			Underlying asset volatility	0.09 ~ 1.07	Proportional
					Correlation	-0.60 ~ 0.79	Proportional
Financial assets at FVOCI	Equity instruments	434,186,575	DCF model, Risk-adjusted discount rate model, IMV model and others	Growth rate, discount rate	Growth rate	0.01 ~ 0.01	Proportional
					Discount rate	0.13 ~ 0.14	Inversely proportional

		3,612,891,639

Financial liabilities designated at FVTPL	Equity-linked securities sold	5,108,542,623	DCF model, Closed Form, FDM, Monte Carlo	Price of underlying asset, interest rate, discount rate,	Underlying asset volatility	0.14 ~ 0.52	Proportional
					Correlation	-0.60 ~ 0.78	Proportional
	Derivatives linked securities sold	1,734,494,561	Simulation, Hull and White, Black-Scholes Model, Net asset	dividend ratio, volatility of underlying assets, correlation of	Underlying asset volatility	0.01 ~ 1.07	Proportional
					Correlation	-0.60 ~ 0.90	Proportional
	Other OTC derivatives linked contract sold[1]	194,333,321	value, etc.	underlying assets, volatility of interest rate, probability of	Underlying asset volatility	0.14 ~ 0.47	Proportional
				default	Correlation	-0.60 ~ 0.73	Proportional
Derivative financial liabilities (trading)		755,554,497			Underlying asset volatility	0.04 ~ 1.07	Proportional
					Correlation	-0.60 ~ 0.90	Proportional

		7,792,925,002

[1]	Derivatives which derive their value from interest rate, stock price, foreign exchange rate, commodity price, credit rate and others are included.

96

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

2022
(in thousands of Korean won)	Type	Fair value	Valuation techniques	Inputs	Unobservable input	Range	Relevance
Financial assets at FVTPL Derivative financial assets (trading)	Equity-linked securities Other derivative linked securities Other OTC derivative linked contract Debt instruments Equity instruments [1]	10,127,847 162,897,287 231,308,457 1,732,241,008 149,661,318 120,775,115	DCF model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White, Net asset value, etc.	Price of underlying asset, interest rate, discount rate, dividend ratio, volatility of underlying assets, correlation of underlying assets , volatility of interest rate, probability of default

Underlying asset volatility

Correlation

Underlying asset volatility

Correlation

Underlying asset volatility

Correlation

Underlying asset volatility

Discount rate

Underlying asset volatility

Correlation

						0.22 ~ 0.25 -0.37 ~ 0.73 0.25 ~ 0.33 0.12 ~ 0.93 0.19 ~ 0.36 -0.60 ~ 0.76 0.24 ~ 0.36 0.08 ~ 0.23 0.10 ~ 0.59 -0.60 ~ 0.93	Proportional Proportional Proportional Proportional Proportional Proportional Proportional Inversely proportional Proportional Proportional
Financial assets at FVOCI	Equity instruments	421,530,275	DCF model, Risk-adjusted discount rate model, IMV model and others	Growth rate, discount rate	Growth rate Discount rate	0.01 ~ 0.01 0.11 ~ 0.13	Proportional Inversely proportional

2,828,541,307

Financial liabilities designated at FVTPL Derivative financial liabilities (trading)	Equity-linked securities sold Derivatives linked securities sold Other OTC derivatives linked contract sold [1]	6,726,257,399 1,321,382,570 193,869,196 777,541,849	DCF model, Closed Form, FDM, Monte Carlo Simulation, Hull and White, Black-Scholes Model, Net asset value, etc.	Price of underlying asset, interest rate, discount rate, dividend ratio, volatility of underlying assets, correlation of underlying assets , volatility of interest rate, probability of default	Underlying asset volatility Correlation Underlying asset volatility Correlation Underlying asset volatility Correlation Underlying asset volatility Correlation	0.19 ~ 0.59 -0.60 ~ 0.80 0.01 ~ 1.19 -0.50 ~ 0.93 0.19 ~ 0.32 -0.60 ~ 0.73 0.09 ~ 1.19 -0.60 ~ 0.93	Proportional Proportional Proportional Proportional Proportional Proportional Proportional Proportional

9,019,051,014

[1]	Derivatives which derive their value from interest rate, stock price, foreign exchange rate, commodity price, credit rate and others are included.

(d) Sensitivity Analysis of Recurring Fair Value Measurements Categorized Within Level 3 of the Fair Value Hierarchy

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable inputs, using a statistical technique. When the fair value is affected by more than two inputs, the amounts represent the most favorable or most unfavorable.

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KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

The results of the sensitivity analysis for the effect on profit or loss from changes in inputs for each financial instrument as at December 31, 2023 and 2022, are as follows.

	2023
	Profit and loss		Other comprehensive income
(in thousands of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at FVTPL[1]	17,138,137	(13,891,272)	—	—
Derivative financial assets [1]	7,711,516	(8,285,388)	—	—
Financial assets at FVOCI [2]	—	—	27,719,688	(20,456,568)

	24,849,653	(22,176,660)	27,719,688	(20,456,568)

Financial liabilities
Financial liabilities designated at FVTPL[1]	43,113,202	(42,487,042)	—	—
Derivative financial liabilities [1]	17,928,206	(19,069,748)	—	—

	61,041,408	(61,556,790)	—	—

[1]	Measured by changes in fair value based on increasing or decreasing unobservable volatility of underlying assets by 10% or unobservable input(growth rate and discount rate) by 1%.
[2]	Measured by changes in fair value based on growth rate ((-)1~1%) and discount rate ((-)1~1%) that are unobservable inputs.

	2022
	Profit and loss		Other comprehensive income
(in thousands of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at FVTPL[1]	15,315,917	(12,534,554)	—	—
Derivative financial assets [1]	17,639,228	(18,599,459)	—	—
Financial assets at FVOCI [2]	—	—	31,718,711	(21,878,733)

	32,955,145	(31,134,013)	31,718,711	(21,878,733)

Financial liabilities
Financial liabilities designated at FVTPL[1]	94,000,806	(97,663,062)	—	—
Derivative financial liabilities [1]	48,696,201	(46,355,477)	—	—

	142,697,007	(144,018,539)	—	—

[1]	Measured by changes in fair value based on increasing or decreasing unobservable volatility of underlying assets by 10% or unobservable input(growth rate and discount rate) by 1%.
[2]	Measured by changes in fair value based on growth rate ((-)1~1%) and discount rate ((-)1~1%) that are unobservable inputs.

(e) Day 1 Profit and Loss

If the Company uses a valuation technique that uses data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortised by using the straight-line method over the life of the financial instruments. If the fair value of the financial instruments can be subsequently determined using observable market inputs, the remaining deferred amount is immediately recognized in profit or loss.

98

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the year, and the changes in the balance of this difference, are as follows:

(in thousands of Korean won)	2023	2022
Balances at the beginning of the year (A)	83,377,184	93,995,795
Incurred during the year (B)	85,920,231	111,326,521
Amounts recognized in profit or loss during the year (C)	(136,692,118)	(121,945,132)

Balances at the end of the year (A+B+C)	32,605,297	83,377,184

37.5 Fair value hierarchy of financial instruments which the fair value is disclosed

(a) The fair value hierarchy of financial assets and liabilities which the fair value is disclosed as at December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Loans measured at amortised cost	—	—	7,977,344,594	7,977,344,594
Financial liabilities
Borrowings	—	—	27,384,172,276	27,384,172,276

	2022
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Loans measured at amortised cost	—	—	6,544,314,422	6,544,314,422
Financial liabilities
Borrowings	—	—	20,512,526,086	20,512,526,086

Cash and deposits, other financial assets, deposit liabilities and other financial liabilities that use book amount as a substitute for fair value because their maturities are relatively short or are not set, are not disclosed.

(b) Valuation techniques and inputs

Valuation technique and inputs
Cash and deposits	The fair value of cash is the same as the book amount. The book amount is used as a substitute value of fair value for the majority of deposits consisting of overnight deposits and deposits with variable interest rate.

Loans measured at amortised cost	The fair values are calculated with discount rate considering market interest rates and borrower’s credit risk on expected cash flows.

Deposit liabilities and borrowings	The book amount is used as a substitute value of fair value for demand deposit liabilities, bank overdrafts and call money. With regard to the other deposits and borrowings, the fair values are calculated with discount rate considering residual risks at market interest rates on contractual cash flows.

Other financial assets and liabilities	As a temporary transitional account derived from various transactions, the book amount is used as a substitute value of fair value instead of applying DCF due to the relatively short-term or indefinite maturity.

99

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

37.6 Derecognition of financial assets

The Company continues to recognize bonds sold under repurchase agreements and securities lending agreement, because the Company transferred the financial asset, but the assets does not meet the derecognition criteria. Due to the nature of transaction that bonds sold under repurchase agreements are under the repurchase condition with fixed price and securities lending agreement contains the retransfer back condition by the end of lending period, the Company is liable to almost all risks and rewards related to the ownership of the financial assets.

As at December 31, 2023 and 2022, relevant information about transferred financial assets which do not qualify for derecognition are as follows:

	2023
	Financial assets at FVTPL		Financial assets at FVOCI
(in thousands of Korean won)	Debt instruments[1,2,3]	Equity instruments[2]	Debt instruments[1,3]	Equity instruments
Carrying amount of transferred assets	3,235,725,954	30,025,000	2,509,724,246	—
Carrying amount of related liabilities	3,097,597,098	—	2,481,220,084	—

[1]	Transferred debt instruments under repurchase agreements.
[2]	Transferred equity instruments and debt instruments under securities lending agreements.
[3]	As at December 31, 2023, the accrued interests related to debt securities of ~~W~~ 37,381 million is excluded.

	2022
	Financial assets at FVTPL		Financial assets at FVOCI
(in thousands of Korean won)	Debt instruments[1,2,3]	Equity instruments[2]	Debt instruments[1,3]	Equity instruments
Carrying amount of transferred assets	3,728,769,734	52,098,066	2,234,882,535	—
Carrying amount of related liabilities	3,559,217,505	—	2,121,560,622	—

[1]	Transferred debt instruments under repurchase agreements.
[2]	Transferred equity instruments and debt instruments under securities lending agreements.
[3]	As at December 31, 2022, the accrued interests related to debt securities of ~~W~~ 22,779 million is excluded.

38. Financial Risk Management

38.1 Summary

38.1.1 Overview of Financial Risk Management Policy

The financial risks that the Company is exposed to are credit risk, liquidity risk, market risk, operational risk and others.

The note regarding financial risk management provides information about the risks that the Company is exposed to, including the objectives, policies and processes for assessing and managing the risks and net operating capital ratio management. Additional quantitative information is disclosed throughout the notes to the separate financial statements.

The Company’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Company’s long-term strategy and business decisions efficiently. Credit risk, liquidity risk, market risk, operational risk, and credit concentration risk are recognized as the Company’s key risks. These risks are measured and managed by quantification as regulatory capital and VaR (Value at Risk) using a statistical method.

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KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

38.1.2 Risk Management Organization

(a) Board of Directors

Board of Directors are the ultimate decision-making authority that appoint and dismiss Risk Management Committee, establish and amend the Risk Management Committee policies, establish the Company’s criteria for risk limit, decide on basic policy of risk management, and approve large-scale investments.

(b) Risk Management Committee

The Risk Management Committee consists of more than three directors appointed by the Board of Directors (including more than a half of external director). The Risk Management Committee executes the operations delegated by Board of Directors in accordance with Risk Management Committee policy

(c) Risk Management Council

Risk Management Council consists of members, appointed by Company’s executives, including the director who is responsible for risk management, compliance, planning/management. Also the organization is delegated by Risk Management Committee to perform deliberation/resolution for major policies and matters related to the risk.

(d) Risk management department

Risk management department carries out practical tasks, required for risk management of the Company, such as supporting the Risk Management Committee, reporting the Company’s risk level and computing net operating capital ratio.

38.1.3 Risk Management System

In order to establishing risk management structure, the Company built the total risk management system, ERMS (Enterprise Risk Management System), which is designed for reasonable price valuation against risks and the management of risk limitation to raise the soundness of assets and allocate resources efficiently. Moreover, the Company performs business with risk management basis in mainly by constructing RAPM (Risk Adjusted Performance Measure) and enlarging the portion of performance evaluation.

38.1.4 Risk Management Strategy and Policy

As an allocation of risk capital and risk limit establishment process, the risk capital is allocated through resolution of Risk Management Committee meetings, and the amount of risk capital is anticipated for each risk sector, business sector and department by reflecting annual management strategy and business plans.

38.2 Credit Risk

38.2.1 Overview of Credit Risk

The Company is exposed to certain level of credit risk and the credit risk is the risk of possible loss to portfolio due to counterparty’s credit event and breach of covenant. Credit risk exposure occurs in investment activities such as loans, debt instruments, derivative transactions, and non-trading accounts, or can exist in relating to off-balance accounts.

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KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

38.2.2 Credit Risk Management

Credit risk is the risk of financial loss to the Company if a customer or counterparty of a financial instrument fails to meet its contractual obligations. If the trading department of the Company wants to deal with the counterparty that may cause the credit risk, the trading department submits product management plan and application in advance to get approval by the Risk Management Council and the Risk Management Committee. The deal is executed when the approval by the Risk Management Council and the Risk Management Committee is completed. Credit risk limit depends on 1) standard credit risk limit, 2) concentration limit on the same person and 3) credit rating and additional limit may be added by the trading department. In addition, credit VaR is measured in addition to the credit management listed above and credit VaR due to the internal model is operated by the credit manager measurement system of the risk metrics group. Limit management is performed on a daily basis and stress test is performed on a regular basis and in case of excess of the limit, trading department expedite the process with the procedure set by the risk management department.

38.2.3 Maximum Exposure to Credit Risk

The maximum exposure of credit risk related to the off-balance as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Agreement to purchase the commercial papers [1]	1,287,400,000	894,200,000
Guarantees and loan commitment	3,604,532,736	3,852,917,005

	4,891,932,736	4,747,117,005

[1]	According to the above arrangement, the Company holds the asset-backed short-term bonds amounting to ~~W~~ 441,661 million and ~~W~~ 556,400 million as at December 31, 2023 and 2022, respectively.

The Company does not disclose financial assets (except above contracts) whose carrying amount represents the maximum exposure to credit risk.

38.2.4 Credit Risk Concentration Analysis

(a) Loans measured at amortised cost

Most counterparties of loan transactions, before considering collaterals and other credit reinforcements, are concentrated in Korea. The ratios of loans to individuals and corporations and related allowances as at December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Loans measured at amortised cost	Ratio (%)	Allowances	Carrying amount
Individuals	3,082,756,251	38.42	—	3,082,756,251
Corporations	4,941,768,599	61.58	(50,920,045)	4,890,848,554

	8,024,524,850	100.00	(50,920,045)	7,973,604,805

	2022
(in thousands of Korean won)	Loans measured at amortised cost	Ratio (%)	Allowances	Carrying amount
Individuals	2,682,319,898	40.68	—	2,682,319,898
Corporations	3,911,911,080	59.32	(27,445,085)	3,884,465,995

	6,594,230,978	100.00	(27,445,085)	6,566,785,893

102

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

The details of the Company’s loans measured at amortised cost by industry as at December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Loans measured at amortised cost	Ratio (%)	Allowances	Carrying amount
Financial service	3,686,221,090	45.94	(43,409,358)	3,642,811,732
Manufacturing	463,008,020	5.77	(1,994,696)	461,013,324
Service	175,561,603	2.19	(2,297,877)	173,263,726
Others	616,977,886	7.69	(3,218,114)	613,759,772
Individuals	3,082,756,251	38.41	—	3,082,756,251

	8,024,524,850	100.00	(50,920,045)	7,973,604,805

	2022
(in thousands of Korean won)	Loans measured at amortised cost	Ratio (%)	Allowances	Carrying amount
Financial service	2,529,470,021	38.36	(17,794,904)	2,511,675,117
Manufacturing	439,531,330	6.67	(1,607,909)	437,923,421
Service	104,411,078	1.58	(3,723,201)	100,687,877
Others	838,498,651	12.71	(4,319,071)	834,179,580
Individuals	2,682,319,898	40.68	—	2,682,319,898

	6,594,230,978	100.00	(27,445,085)	6,566,785,893

(b) Deposits, Securities (except equity instruments) and Derivatives

Most of deposits, securities (except equity instruments) and derivatives, before considering collaterals and other credit reinforcements, are concentrated in securities issued in Korea. The details of the Company’s securities (except equity instruments) by industry as at December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Amount	Ratio (%)	Allowances	Carrying amount
Deposits measured at amortised cost
Banking and insurance	1,882,836,313	100.00	(290,185)	1,882,546,128

	1,882,836,313	100.00	(290,185)	1,882,546,128

Securities at FVTPL
Government and government funded institutions	12,120,547,409	35.57	—	12,120,547,409
Banking and insurance	10,722,340,291	31.47	—	10,722,340,291
Others	11,229,027,760	32.96	—	11,229,027,760

	34,071,915,460	100.00	—	34,071,915,460

Derivatives financial assets
Government and government funded institutions	2,343,222	0.21	—	2,343,222
Banking and insurance	1,092,531,904	96.24	—	1,092,531,904
Others	40,321,618	3.55	—	40,321,618

	1,135,196,744	100.00	—	1,135,196,744

Securities at FVOCI
Government and government funded institutions	1,619,519,950	37.92	—	1,619,519,950
Banking and insurance	1,524,865,892	35.71	—	1,524,865,892
Others	1,125,933,195	26.37	—	1,125,933,195

	4,270,319,037	100.00	—	4,270,319,037

	41,360,267,554		(290,185)	41,359,977,369

103

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

	2022
(in thousands of Korean won)	Amount	Ratio (%)	Allowances	Carrying amount
Deposits measured at amortised cost
Banking and insurance	4,028,919,508	100.00	(645,197)	4,028,274,311

	4,028,919,508	100.00	(645,197)	4,028,274,311

Securities at FVTPL
Government and government funded institutions	10,300,399,856	37.05	—	10,300,399,856
Banking and insurance	9,499,195,461	34.17	—	9,499,195,461
Others	8,002,389,633	28.78	—	8,002,389,633

	27,801,984,950	100.00	—	27,801,984,950

Derivatives financial assets
Government and government funded institutions	1,596,038	0.09	—	1,596,038
Banking and insurance	1,668,105,555	98.01	—	1,668,105,555
Others	32,268,463	1.90	—	32,268,463

	1,701,970,056	100.00	—	1,701,970,056

Securities at FVOCI
Government and government funded institutions	449,958,939	10.94	—	449,958,939
Banking and insurance	2,493,923,434	60.64	—	2,493,923,434
Others	1,168,846,251	28.42	—	1,168,846,251

	4,112,728,624	100.00	—	4,112,728,624

	37,645,603,138		(645,197)	37,644,957,941

38.2.5 Credit Quality of Financial Assets

(a) Loans measured at amortised cost

The credit quality of loans measured at amortised cost and loans measured at fair value through profit or loss as at December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Loans measured at amortised cost [1]
Corporates
Grade 1	3,249,992,185	—	—	—	—	3,249,992,185
Grade 2	1,595,554,488	619,543	—	—	—	1,596,174,031
Grade 3	1,975,000	26,300,000	—	—	—	28,275,000
Grade 4	—	10,000,000	—	—	—	10,000,000
Grade 5	—	—	57,327,382	—	—	57,327,382

	4,847,521,673	36,919,543	57,327,382	—	—	4,941,768,598

104

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

Retails
Grade 1	3,080,984,125	—	—	—	—	3,080,984,125
Grade 2	321,798	—	—	—	—	321,798
Grade 3	—	—	—	—	—	—
Grade 4	1,450,328	—	—	—	—	1,450,328
Grade 5	—	—	—	—	—	—

	3,082,756,251	—	—	—	—	3,082,756,251

	7,930,277,924	36,919,543	57,327,382	—	—	8,024,524,849

[1]	The amounts disclosed in above table are before deduction of allowances.

	2022
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Loans measured at amortised cost [1]
Corporates
Grade 1	2,069,269,105	—	—	—	—	2,069,269,105
Grade 2	1,800,319,296	—	—	—	—	1,800,319,296
Grade 3	23,965,895	—	—	—	—	23,965,895
Grade 4	—	—	—	—	—	—
Grade 5	—	—	18,356,784	—	—	18,356,784

	3,893,554,296	—	18,356,784	—	—	3,911,911,080

Retails
Grade 1	2,591,983,265	—	—	—	—	2,591,983,265
Grade 2	90,275,978	—	—	—	—	90,275,978
Grade 3	—	—	—	—	—	—
Grade 4	60,654	—	—	—	—	60,654
Grade 5	—	—	—	—	—	—

	2,682,319,897	—	—	—	—	2,682,319,897

Loans measured at FVTPL
Corporates
Grade 1	—	—	—	—	42,604,988	42,604,988
Grade 2	—	—	—	—	—	—
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	—	—	—	—	42,604,988	42,604,988

	6,575,874,193	—	18,356,784	—	42,604,988	6,636,835,965

[1]	The amounts disclosed in above table are before deduction of allowances.

Ranges	Corporates	Retails
Grade 1	AAA ~ BBB+	1 ~ 5 grade
Grade 2	BBB ~ BB	6 ~ 8 grade
Grade 3	BB- ~ B	9 ~ 10 grade
Grade 4	B- ~ CCC	11 grade
Grade 5	Below CC	Below 12 grade

105

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

The effect of measured credit risk which is released due to enhancement of collateral and other credit supplements secured for loans as at December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Guarantee	10,048,992	—	—	—	—	10,048,992
Real estate	27,567,206	—	1,037,278	—	—	28,604,484
Securities	7,079,117,282	600,370	—	—	—	7,079,717,652

	7,116,733,480	600,370	1,037,278	—	—	7,118,371,128

	2022
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Guarantee	7,643,969	—	—	—	—	7,643,969
Real estate	44,692,385	—	208,363	—	—	44,900,748
Securities	5,722,045,070	—	—	—	—	5,722,045,070

	5,774,381,424	—	208,363	—	—	5,774,589,787

(b) Securities (debt instruments)

The credit quality of Securities (debt instruments) as at December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Financial assets at FVOCI [1]
Grade 1	4,032,611,482	—	—	—	—	4,032,611,482
Grade 2	237,707,555	—	—	—	—	237,707,555
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	4,270,319,037	—	—	—	—	4,270,319,037

[1]	Before deduction of allowances

106

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

	2022
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Financial assets at FVOCI [1]
Grade 1	3,262,409,959	—	—	—	—	3,262,409,959
Grade 2	836,531,848	—	—	—	—	836,531,848
Grade 3	13,786,817	—	—	—	—	13,786,817
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	4,112,728,624	—	—	—	—	4,112,728,624

[1]	Before deduction of allowances

The Company’s standard for credit quality of securities (except equity investments) linked to credit rating presented by 3rd party credit rating institutions is as follows.

	Domestic			Foreign
Credit Quality	KIS	NICE	FnPricing	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A-to AAA	A-to AAA	A3 to Aaa
Grade 2	A- To AA-	A- To AA-	A- To AA-	BBB-to BBB+	BBB-to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	Below BB-	Below BB-	Below BB-	Below B	Below B	Below B2

The classification of credit quality for debt instruments in Korean won is based on lowest credit rating among the one of three domestic credit rating institutions and the classification of credit quality for debt instruments in foreign currency is based on lowest credit rating among the one of three foreign credit rating institutions.

(c) Deposits

The credit quality of deposits as at December 31, 2023 and 2022, are as follows:

2023
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	Total
		Non-impaired	Impaired
Deposits measured at amortised cost [1]
Grade 1	1,882,836,313	—	—	—	1,882,836,313
Grade 2	—	—	—	—	—
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	1,882,836,313	—	—	—	1,882,836,313

[1]	Before deduction of allowances

107

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

2022
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	Total
		Non-impaired	Impaired
Deposits measured at amortised cost [1]
Grade 1	4,028,933,604	—	—	—	4,028,933,604
Grade 2	—	—	—	—	—
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	4,028,933,604	—	—	—	4,028,933,604

[1]	Before deduction of allowances

The Company’s standard for credit quality of deposits is same as the one of debt securities.

(d) Commitments

The credit quality of commitments as at December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	Total
		Non-impaired	Impaired
Guaranteed payment and commitment
Grade 1	768,756,667	—	—	—	768,756,667
Grade 2	3,063,137,805	12,713,791	—	—	3,075,851,596
Grade 3	132,600,035	118,900,000	—	—	251,500,035
Grade 4	422,923,701	120,625,337	—	—	543,549,038
Grade 5	—	—	6,000,000	—	6,000,000

	4,387,418,208	252,239,128	6,000,000	—	4,645,657,336

	2022
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	Total
		Non-impaired	Impaired
Guaranteed payment and commitment
Grade 1	561,861,335	—	—	—	561,861,335
Grade 2	2,836,161,363	31,731,909	—	—	2,867,893,272
Grade 3	77,738,671	30,000,000	—	—	107,738,671
Grade 4	421,307,828	—	—	—	421,307,828
Grade 5	—	—	—	—	—

	3,897,069,197	61,731,909	—	—	3,958,801,106

108

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(e) Guarantees

The credit quality guarantees as at December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	Total
		Non-impaired	Impaired
Guarantees
Grade 1	152,149,200	—	—	—	152,149,200
Grade 2	94,126,200	—	—	—	94,126,200
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	246,275,400	—	—	—	246,275,400

	2022
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	Total
		Non-impaired	Impaired
Guarantees
Grade 1	139,403,000	—	—	—	139,403,000
Grade 2	92,512,900	—	—	—	92,512,900
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	231,915,900	—	—	—	231,915,900

(f) Other receivables from securities transactions

Among loans and receivables which are classified as other financial assets, other receivables from securities transactions as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Other receivables related to proprietary trading	227,161,925	182,035,890
Other receivables related to brokerage transactions	2,896,209,872	1,970,505,764

The Company recognizes receivables and payables between Korea Exchange (Clearing and Settlement Organization) and customers regarding securities brokerage transactions on the trade date. The Company is exposed to credit risks between the trade date and settlement date (generally less than two business days from the trade date) relating to investment brokerage business, which is standardized by related regulations. As a central counterparty, Korea Exchange mitigates the payment default risk by managing collective fund for default loss, and the Company mitigates customer default risk through margin requirements system. Also, if the customers cannot pay by the settlement date, the Company can collect the receivables through covering. Therefore, credit risk that the Company actually bears is linked to the price fluctuation risk of securities between the trade date and the settlement date.

In addition, related to standardized investment trading of securities, the Company recognizes the on-the-counter transactions on the Korea Exchange, the clearing and settlement institution, and over-the-counter transactions with the customer on the date which the sales contract is signed for the assets and liabilities. Accordingly, the Company is exposed to the risk of price fluctuation risk and credit risk of the securities subject to trading during the period between the date of execution of the sales contract and the settlement date.

109

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

38.3 Liquidity Risk

38.3.1 Overview of Liquidity Risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets, liabilities and off-statement of financial position items such as commitments and financial guarantee contracts. The Company discloses them by maturity groups: Up to one month, between over one month and three months, between over three months and twelve months, between over one year and five years, and over five years.

38.3.2 Liquidity Risk Management Policy

The Company has established an appropriate liquidity risk management framework for the management of the Company’s short-, medium- and long-term funding and liquidity management requirements. The Company manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows and by matching the maturity profiles of financial assets and liabilities. Meanwhile, additional details of unused funding arrangement to reduce liquidity risk that the Company holds at its discretion are discussed in Note 41.

38.3.3 Analysis on Remaining Contractual Maturities of Financial Liabilities

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the financial statements which is based on the present value of expected cash flows in some cases.

The remaining contractual maturities of financial liabilities as at December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	On demand	Up to one month	One to three months	Three to 12 months	12 months to five years	More than five years	Total
Financial liabilities
Financial liabilities at FVTPL	2,860,033,642	—	—	—	—	—	2,860,033,642
Financial liabilities designated at FVTPL [1]	7,975,847,458	—	—	—	—	—	7,975,847,458
Derivatives (trading) [2]	1,806,705,125	—	—	—	—	—	1,806,705,125
Derivatives (hedge)	—	5,307,120	—	—	—	—	5,307,120
Deposit liabilities [3]	7,133,908,105	—	—	—	—	—	7,133,908,105
Borrowings	10,669,556,819	6,642,062,281	1,165,452,692	7,445,078,282	1,763,296,350	—	27,685,446,424
Other financial liabilities	16,792,893	3,536,925,972	6,397,808	23,144,088	81,498,963	806,945	3,665,566,669
Guaranteed payments and commitment [4]	4,891,932,736	—	—	—	—	—	4,891,932,736

[1]	Derivatives-linked securities as financial liabilities designated at FVTPL are classified as ‘on demand’ because derivatives-linked securities are subject to early settlement.
[2]	Derivatives are classified as ‘on demand’ because contract maturity is not necessary in understanding the cash flow timing of the derivatives
[3]	Deposits that are contractually repayable on demand or on short notice are classified as ‘on demand’ category.
[4]

With respect to the guaranteed payments and commitments, the amounts included above, which the Company might pay at maximum amounts based on the contract, if the warrantee claims the entire amount of the guarantee, are classified on the basis of the earliest period when those agreements may be executed.

110

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

	2022
(in thousands of Korean won)	On demand	Up to one month	One to three months	Three to 12 months	12 months to five years	More than five years	Total
Financial liabilities
Financial liabilities at FVTPL	2,082,979,265	—	—	—	—	—	2,082,979,265
Financial liabilities designated at FVTPL [1]	10,088,600,213	—	—	—	—	—	10,088,600,213
Derivatives (trading) [2]	2,307,993,521	—	—	—	—	—	2,307,993,521
Derivatives (hedge)	—	10,070,190	—	—	—	—	10,070,190
Deposit liabilities [3]	6,819,371,625	—	—	—	—	—	6,819,371,625
Borrowings	7,771,843,528	5,329,426,599	2,015,024,991	4,101,825,134	1,553,452,225	—	20,771,572,477
Other financial liabilities	16,349,365	2,032,090,684	8,545,723	28,456,303	91,630,986	8,755,567	2,185,828,628
Guaranteed payments and commitment [4]	4,190,717,005	—	—	—	—	—	4,190,717,005

[1]	Derivatives-linked securities as financial liabilities designated at FVTPL are classified as ‘on demand’ because derivatives-linked securities are subject to early settlement.
[2]	Derivatives are classified as ‘on demand’ because contract maturity is not necessary in understanding the cash flow timing of the derivatives
[3]	Deposits that are contractually repayable on demand or on short notice are classified as ‘on demand’ category.
[4]

With respect to the guaranteed payments and commitments, the amounts included above, which the Company might pay the maximum amounts based on the contract, if the warrantee claims the entire amount of the guarantee, are classified on the basis of the earliest period when those agreements may be executed.

38.4 Market Risk

38.4.1 Overview of Market Risk

Market risk refers to the risk that the value of a position held by the Company may fluctuate due to price fluctuations of market factors such as stock, interest rates, foreign exchange rates, commodity and others.

Market risk is daily managed by establishing the limitations considering products’ natures such as position limitations, loss limitations, VaR limitations, sensitivity limitations (duration, delta, gamma, vega, others) and others. Relevant business procedures are processed by written regulations and guidelines.

38.4.2 Value at Risk (“VaR”)

The Exposure to market risk is measured by the Value at Risk (VaR). VaR is the potential loss that can occur in the holding position when the market price moves in an adverse direction within a given confidence level for a given holding period in the normal market.

Historical simulation model is used to calculate 10days VaR. Historical simulation model is based on past changes of market variables without assuming a specific probability distribution.

111

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

The Company uses the 10-day return of the past two-year time series of the asset risk factor and uses the 99% confidence level of the two-year time series of the portfolio. 10days VaR that is under 99% of confidence level that the Company uses reflects daily losses do not exceed the reported VaR with 99% chance.

The average, minimum and maximum amount of the Company’s VaR (99%, 10 days) as at December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Average	Maximum	Minimum	December 31, 2023
Total VaR	41,016,817	74,963,467	16,665,793	37,039,843

	2022
(in thousands of Korean won)	Average	Maximum	Minimum	December 31, 2021
Total VaR	35,197,541	60,205,109	18,655,089	20,195,624

38.4.3 Risk Management by Market Risk Factors

The Company’s market risk is comprised of interest rate risk, foreign exchange rate risk and stock price risk.

(a)	Stock price risk

Stock price risk arises from the Company’s foreign currency stocks and Korean won stocks.

Hedging instruments of Equity Linked Security and Equity Linked Warrant comprise most of stock trading portfolio and certain security proprietary trading is composed of trading securities on the exchange, futures contracts maturing in a month or two, and others under the restriction of position limitation, sale at loss, loss limitation, and others. Marketable stocks among non-trading positions and stock beneficiary certificates are included in stock price risk as market VaR is computed.

112

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

Risk Management Council allocates position and loss limitations, and risk management department monitors asset management department’s possible breach of limitations and other special matters on a daily basis.

(b)	Interest rate risk

Trading position interest rate risk usually arises from debt instruments denominated in Korean won. The Company’s trading strategy is to benefit from short-term movements in the prices of debt instruments arising from changes in interest rates.

The product prices of the Company’s trading accounts are disclosed daily. The risks related to trading accounts are managed by using market price based method such as market VaR and sensitivity analysis.

(c)	Foreign exchange rate risk

Foreign exchange rate risk arises through ownership of assets and liabilities, denominated in currencies other than Korean won, from non-trading positions, or through foreign currency forward agreements, currency swaps and foreign currency trading securities.

The Company computes foreign currency position’s net position regularly to follow the Regulation on Financial Investment Business and reports to the supervisory body.

Also, the Company manages the risk for total position exposed to foreign exchange rate including non-trading position by using market price base method such as market VaR and sensitivity analysis.

38.4.4 Risk Management by Interest Rate Risk Factors

The Company closely monitors markets and the outputs of the various industry working groups that manage the transition to the new interest rate indicator, including statements made by the IBOR regulator and various consultative councils related to the transition to alternative interest rates.

In response to these announcements, the Company established an IBOR-related response plan consisting of workflows such as risk management, accounting, tax, law, computerization, and customer management, and completed most of the conversions and replacements accordingly. The Chief Financial Officer (CFO) is responsible for the planning and progress management, and important matters are reported to the Board of Directors.

The purpose of the plan is to identify the impacts and risks associated with interest rate indicator reform within the business, and to prepare and implement an action plan to facilitate the transition to an alternative indicator interest rate.

There are no financial instruments that have not been converted to an alternative indicator interest rate as at December 31, 2023. The carrying amount of financial instruments that have not been converted to an alternative indicator interest rate as of December 31, 2022 are as follows:

(in thousands of Korean won)	2022
Exposure amount [1] USD LIBOR
Measured at amortised cost
Loans	7,482,357
Measured at fair value
Financial assets at FVTPL(non-derivative)	—
Financial liabilities at FVTPL(derivative)	—

[1]	Financial instruments that will expire before conversion to an alternative indicator interest rate are excluded.

113

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

38.5 Operational Risk

38.5.1 Concept

The Company defines operational risk to the extent of financial risk and non-financial risk incurred by unreasonable or wrong internal process, labor, system and external incidents.

38.5.2 Operational Risk Management

The purpose of operational risk management is to control activity through continuous improvement of internal controls, performing proactive preventive control, proliferation of culture of risk management by establishing internal control that could respond quickly against change of business environment. OMRS (Operational Risk Management System) supports performing overall risk management such as recognition of operational risk, evaluation and monitoring. Periodically, through RCSA (Risk Control Self Assessment), management of KRI (Key Risk Indicator), management of data loss and related preparation of countermeasures, it controls the risks in advance, as well as collecting data for future advanced management method.

38.6 Capital Management

Main purpose of the capital risk management of the Company is optimizing use of capital and sustaining healthy financial status in order to maximize shareholder value. The Company has performed capital risk management through estimating net capital ratio based on ‘Capital Market and Financial Investment Business Act’, enforced in February 2009.

Net capital ratio is the net capital minus the total risk amount divided by the essential equity to sustain per each business unit. [(Net capital – total risk amounts) / essential equity to sustain per each business unit]. This formula is calculated based on the financial statements amount.

The net capital is calculated by subtracting deductible items from and including additional item to financial investor’s net asset (asset-liability) as at date. The deductible item refers any asset that is difficult to be converted into cash immediately such as property, plant and equipment. The additional item includes any item recorded as liability without redemption obligation, internal reserves against future losses, items redeemable in kind and items that function as complemental capital.

Total amount of risk is quantification of all of possible losses from operation of business as a financial investor. Total amount of risk is composed of the following; market risks which quantify the possible losses due to fluctuation of stock price, interest rate, and exchange rate of the securities held by the investment firms; credit risks which are the possible losses due to the breach of contract by the counterparties; operation risks which are the possible losses due to accidents, errors, illegal conduct, and any other potential losses from deteriorated operation condition.

According to the Financial Investment Act, the regulation requires that net capital ratio must be maintained above 100% for the appropriation of the capital and it is required to improve the management if the financial investment firm does not meet the regulation for the net capital ratio.

39. Offsetting Financial Assets and Financial Liabilities

The Company enters into International Derivatives Swaps and Dealers Association (“ISDA”) master netting agreements or similar agreement with the Company’s derivative counterparties. The Company also enters into repurchase agreements and securities borrowing and lending agreements similar to the master netting agreement for derivatives. Master netting agreements provide protection in bankruptcy in certain circumstances and, where legally enforceable, enable receivables and payables with the same counterparty to be offset for accounting and risk management purposes.

114

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

	2023
(in thousands of Korean won)	Gross amount	Offset amount	Net amounts presented in the statement of financial position	Amounts not offset		Net amount
				Recognized financial instruments	Cash collateral
Financial assets
Derivatives assets, others [1]	1,267,721,660	—	1,267,721,660	915,298,245	190,995,439	161,427,976
Securities purchased under reverse repurchase agreements	1,369,600,000	—	1,369,600,000	1,369,600,000	—	—
Other receivables [4]	2,840,390,529	2,819,519,085	20,871,444	—	—	20,871,444
Other receivables (Payment and settlement)	29,104,287	29,104,287	—	—	—	—

	5,506,816,476	2,848,623,372	2,658,193,104	2,284,898,245	190,995,439	182,299,420

Financial liabilities
Derivatives liabilities, others [1]	2,529,883,307	—	2,529,883,307	2,324,932,716	75,881,703	129,068,888
Securities sold under reverse resale agreements [2]	9,036,097,623	—	9,036,097,623	9,036,097,623	—	—
Securities sold [3]	2,860,033,642	—	2,860,033,642	2,860,033,642	—	—
Other payables [4]	3,042,547,000	2,819,519,085	223,027,915	—	—	223,027,915
Other payables (Payment and settlement)	47,550,049	29,104,287	18,445,762	—	—	18,445,762

	17,516,111,621	2,848,623,372	14,667,488,249	14,221,063,981	75,881,703	370,542,565

[1]	Both derivatives (trading) and derivatives (hedge) are included.
[2]	Securities sold under reverse resale agreements to the customers is included.
[3]	Securities sold is from securities borrowing and lending agreement.
[4]

In relation to customer brokerage transactions, the offset amount of receivables and liabilities arising from same-day transactions between the Korea Exchange and the Group is included. However, receivables of ~~W~~ 2,674,623 million and payables of ~~W~~ 2,783,289 million arising from same-day transactions between customers and the Group are excluded.

	2022
(in thousands of Korean won)	Gross amount	Offset amount	Net amounts presented in the statement of financial position	Amounts not offset		Net amount
				Recognized financial instruments	Cash collateral
Financial assets
Derivatives assets, others [1]	1,800,627,070	—	1,800,627,070	1,240,440,412	194,397,457	365,789,201
Securities purchased under reverse repurchase agreements	730,100,000	—	730,100,000	730,100,000	—	—
Other receivables [4]	1,985,950,659	1,897,820,808	88,129,851	—	—	88,129,851
Other receivables (Payment and settlement)	26,385,142	26,385,142	—	—	—	—

	4,543,062,871	1,924,205,950	2,618,856,921	1,970,540,412	194,397,457	453,919,052

Financial liabilities
Derivatives liabilities, others [1]	3,357,495,348	—	3,357,495,348	2,658,744,222	83,836,686	614,914,440
Securities sold under reverse resale agreements [2]	6,231,390,409	—	6,231,390,409	6,231,390,409	—	—
Securities sold [3]	2,082,979,265	—	2,082,979,265	2,082,979,265	—	—
Other payables [4]	1,954,742,873	1,897,820,808	56,922,065	—	—	56,922,065
Other payables (Payment and settlement)	27,716,059	26,385,142	1,330,917	—	—	1,330,917

	13,654,323,954	1,924,205,950	11,730,118,004	10,973,113,896	83,836,686	673,167,422

[1]	Both derivatives (trading) and derivatives (hedge) are included.
[2]	Securities sold under reverse resale agreements to the customers is included.

115

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

[3]	Securities sold is from securities borrowing and lending agreement.
[4]	The offsetting amounts of bonds and debts arising from transactions occurring on the same day between the Korea Exchange and the Company in relation to the client’s consignment trading are included.

40. Lease

40.1 As a lessee

(a) The amounts recognized in the separate statement of financial position

The amounts related to lease recognized in the separate statement of financial position as at December 31, 2023 and 2022, are as follows;

(in thousands of Korean won)	2023	2022
Right-of-use assets [1]
Buildings	56,102,806	72,115,792
Vehicles	1,668,328	2,258,588
Others	2,387,861	1,005,513

	60,158,995	75,379,893

Lease liabilities	97,681,939	121,082,291

[1]	The amount is included in property and equipment in the separate statement of financial position.

(b) The amounts recognized in the separate statement of profit or loss

The amounts related to lease recognized in the separate statement of profit or loss for the year ended December 31, 2023 and 2022, are as follows

(in thousands of Korean won)	2023	2022
Depreciation of the right-of-use assets
Buildings	21,391,702	21,758,887
Vehicles	1,319,688	1,188,483
Others	1,008,078	1,081,530

	23,719,468	24,028,900

Interest income from lease receivables (included in financial income)	935,219	1,084,287
Interest expense to lease liabilities (included in financial cost)	4,409,141	3,372,582
Lease payment for leases for which the underlying asset is of low value (included in administrative expenses, not-including lease for short-term period)	265,317	586,608
Variable lease payments which are not included in the measurement of lease liabilities (included in administrative expenses)	164,326	126,576

The total cash outflow for leases in 2023 and 2022 were ~~W~~ 32,187 million and ~~W~~ 30,835 million, respectively.

116

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.2 As a Lessor

(a) Financial Lease

As at December 31, 2023 and 2022, total investment on financial lease and present value of minimum lease payments and unrealized interest income of financial lease are as follows:

(in thousands of Korean won)	2023	2022
Total Investment on lease	29,544,593	35,135,664
Net Investment on lease	27,558,977	32,271,624
Present value of minimum lease payments	27,558,977	32,271,624
Unrealized interest income	1,985,616	2,864,040

(b) Operating Lease

As at December 31, 2023 and 2022, future minimum lease receipts expected under non-cancellable lease contracts are as follows:

(in thousands of Korean won)	2023	2022
Within 1 year	1,168,294	1,294,822
1 - 5 years	998,771	1,824,240

	2,167,065	3,119,062

41. Contingent Liabilities and Commitments

As at December 31, 2023 and 2022, the Company is involved in pending lawsuits as follows:

	2023		2022
(in thousands of Korean won)	Number of lawsuits	Amount	Number of lawsuits	Amount
Defendant	43	229,543,768	33	202,977,447
Plaintiff	18	185,169,852	8	177,971,745

The Company expects that these lawsuits do not have significant impact on the financial position.

The Company has entered into various agreements with financial institutions as at December 31, 2023 and 2022, are as follows:

		Credit line
(in thousands of Korean won)	Financial institution	2023	2022
Overdraft (including daily overdraft)	Kookmin Bank and others	1,174,700,000	530,000,000
General loan	Kookmin Bank	40,000,000	40,000,000
Securities underwriting loan	KSFC	600,000,000	600,000,000
Working capital loan (general)	KSFC	475,000,000	475,000,000
Note trading at a discount (general)	KSFC	300,000,000	300,000,000
Note trading at a discount (trust)	KSFC	Limit of subscription deposits	Limit of subscription deposits
Bond dealer’s loan (general)	KSFC	300,000,000	500,000,000
Securities underwriting financing	KSFC	1,710,000,000	1,710,000,000
Committed line	Industrial and Commercial Bank of China, etc	414,258,000	—

117

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

The guarantees and various commitment as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Guarantees	246,275,400	231,915,900
Agreement to purchase commercial papers [1]	1,287,400,000	337,800,000
Loan agreements	2,384,710,830	2,756,152,916
Credit line agreements	379,421,243	383,468,794
LOC and Investment commitments	594,125,263	481,379,395

	4,891,932,736	4,190,717,005

[1]	According to the above arrangement, the Company holds the asset-backed short-term bonds amounting to ~~W~~ 441,661 million and ~~W~~ 556,400 million as at December 31, 2023 and 2022, respectively.

The Company has been provided with ~~W~~ 10,846 million and ~~W~~ 10,731 million in guarantees related to provisional attachment and others by Seoul Guarantee Insurance as at December 31, 2023 and 2022, respectively.

The securities in custody as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022	Valuation method
Trustor securities	254,103,739,603	200,379,840,702	Fair value
Saver securities	554,135,269	308,762,230	Fair value
Beneficiary securities	40,014,012,881	35,441,473,205	Standard selling price

	294,671,887,753	236,130,076,137

The Company, as a selling company of qualified investor private equity fund that aims to lend money to corporations (borrowers) investing in apartment rental business for disabled people in Australia, intermediated ~~W~~ 326.5 billion of trusts and funds to the individuals and institutional investors. However, the local borrower’s breach of the contract made the fund inoperable and there is a possibility of loss of the principal.

As at December 31, 2023, three lawsuits (total litigation value: ~~W~~ 54.5 billion) were filed to the Company as a defendant. On February 7, 2023, in one case, the first-instance verdict of the trial ordering the payment of a total of ~~W~~ 29.8 billion and delayed interest thereon was announced, but the second trial on January 29, 2024 reached a different conclusion that orders to pay ~~W~~ 12 billion of the investment principal and related interest for delay in payment thereof. The third trial is currently in progress.

Meanwhile, in another case, the second trial is currently in progress after the first trial on October 26, 2023, ruling ordering payment of ~~W~~ 8.46 billion in remaining principal and the delayed interest for ~~W~~ 8.29 billion of principal. For the remaining case, the first trial ruling was issued on February 14, 2024, ordering payment of ~~W~~ 12.2 billion of the investment principal and the delayed interest. There is a possibility that the ruling in each of the above lawsuits will be changed in a higher trial.

Meanwhile, the Company has filed a lawsuit against JB Asset Management Co., Ltd, the fund management company, for compensation, and the first trial is currently in progress.

118

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

42. Related Party Transactions

KB Financial Group Inc. owns 100% of ordinary shares of the Company as at December 31, 2023 and 2022.

Significant balances and transactions, excluding loan and borrowing transactions described in separate notes, with related parties as at December 31, 2023 and 2022, are as follows:

(a) Receivables and payables

(in thousands of Korean won)	2023		2022
	Receivables	Payables	Receivables	Payables
Subsidiaries
KB Securities Hong Kong Ltd.	143,394	11,328,663	128,859	20,063,435
KB Securities Vietnam Joint Stock Company	358,874	295,219	355,493	306,736
KB Digital Innovation&growth New Technology Business Investment Fund	167,987	—	86,877	—
Newstar Gimpo 1st Co., Ltd	—	103,556	—	100,382
Newstar Believe Co., Ltd.	—	725,523	39,239	104,888
Newstar IP Co., Ltd.	—	711,840	142,423	1,232,259
Songdo PFive 2nd Co., Ltd [1]	130	—	1,561,106	1,837,919
Able Gongpyeong 1st Co.,Ltd	—	124,722	—	37,269
Able Gwonseon 1st Co., Ltd.	—	71,323	—	72,039
Able Sky 1st Co., Ltd. [1]	—	—	178,493	419,553
Able Chowall 1st Co., Ltd. [1]	—	—	297,012	148,516
ABR Joongang2 1st Co.,Ltd	421,678	249,191	973,961	871,561
FN Gasan 1st Co., Ltd. [1]	—	—	8,959	11,240
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund	128,874	—	132,329	—
KB Tongyoung 1st Co., Ltd	—	320,795	1,573,548	1,182,207
Paradise Yeongjong 2nd Co., Ltd. [1]	—	—	—	1,064,178
Able Gasan 1st Co., Ltd.	383,524	263,048	942,568	765,441
Able Sewoon Co., Ltd.	—	195,190	—	236,568
Able Poongdong 1st Co., Ltd. [1]	40,000	12,274	41,299	7,129
Able PT 1st Co., Ltd	187,811	3,343,045	269,733	69,926
Newstar Plus 1st Co., Ltd.	281,048	242,041	204,849	57,388
KB MyeongJi 1st Co.,Ltd.	151,656	259,324	249,908	126,846
Able Dangjin 1st Co.,Ltd.	143,394	336,205	308,792	489,479
KB Osansegyo 2nd Co.,Ltd.	8,246	252,770	13,619	26,613
KB Mapo 2nd Co.,Ltd.	294,622	682,541	513,806	692,206
Able Wonchang 1st Co., Ltd.	4,356	—	—	139,851
Able MK 1st Co. ltd	—	497,457	—	86,444
Zitaress 1st Co., Ltd.	93	157,462	350,376	190,269
Able Beomeo-one Co., Ltd.	1,365,959	413,816	1,774,556	593,665
Newstar Sina Co., Ltd.	1,787,476	366,387	968,887	365,100
KB Gold 1st Co.,Ltd.	14,225	—	1,425,481	1,314,190
Inspire Gold 2nd Co., Ltd. [1]	—	5,700,000	87,364	97,896
KB Infra 2nd Co., Ltd.	—	87,532	—	86,206
Able Wonsi 1st Co., Ltd. [1]	—	—	28,356	—
Newstar Gimpo 4th Co.,Ltd.	28,360	7,000,165	195,536	44,559
HD Value 1st Co., Ltd.	4,224	41,382	8,207	41,955
Powerplay 1st Co., Ltd.	—	274,985	—	95,134
Able Dosan 1st Co., Ltd	480,197	457,686	797,367	1,730,120

119

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(in thousands of Korean won)	2023		2022
	Receivables	Payables	Receivables	Payables
Newstar Gimpopoongmoo Co., Ltd. [1]	—	—	23,067	127,710
Able Maseok 1st Co., Ltd.	476,838	3,166,992	914,974	699,255
TW Seocho 1st Co., Ltd.	5,310,395	6,808,230	8,481,141	7,285,270
TW Seocho 2nd Co., Ltd.	1,802,036	1,580,661	3,120,940	2,615,261
Newstar Wave 1st Co., Ltd.	15,642	1,238,573	892,590	401,058
Lamdamine 1st Co.,Ltd	25,699	—	7,126,903	5,759,844
Able Next 1st Co., Ltd	628,881	1,106,463	827,518	1,117,387
Able Dongil 1st Co., Ltd [1]	—	—	71,754	112,893
Newstar Shiny 1st Co., Ltd. [1]	—	—	232,119	9,973
Newstar Enerbil 1st Co., Ltd.	160,714	315,325	792,157	334,263
YSMC 1st Co., Ltd.	—	682,796	—	692,262
HJ Galaxy 3rd Co., Ltd. [1]	—	—	—	644,713
KB SmartSchool 1st Co., Ltd.	—	99,778	56,670	630,594
Bighouse 7th Co., Ltd.	986,890	2,048,480	1,135,807	875,237
Newstar Energy 1st Co., Ltd. [1]	—	—	7,067,734	5,753,079
Gyeongsan Logis 1st Co., Ltd	872,650	313,461	1,491,642	1,164,147
Stoke 2nd Corp	1,264,931	1,196,108	1,803,511	1,496,159
Newstar Seongnam 1st Co.,Ltd	809,952	452,415	1,174,561	1,101,968
KPS Sihwa 1st Co., Ltd.	3,836,908	8,170,673	1,495,490	3,769,617
GDIC 2nd Co.ltd	1,815,155	4,470,160	2,607,565	2,276,726
Newstar NRB First Co., Ltd.	825,715	2,315,383	2,247,029	3,541,817
Able Dongtan 1st Co., Ltd.	576,962	3,203,182	1,567,105	868,475
Newstar Gimpo 5th Co.,Ltd.	287,726	36,003,261	5,742,118	5,678,498
Newstar Everyday 1st Co., Ltd. [1]	—	—	45,122	67,630
Cassiopeia 1st Co., Ltd. [1]	—	—	350,564	315,741
Able Banpo 1st Co., Ltd.	1,741,691	3,725,134	2,398,331	2,073,686
Able Banpo 2nd Co., Ltd.	492,409	2,483,422	1,012,399	898,385
Able Gyeonggi Gwangju 1st Co., Ltd. [1]	—	—	2,577,770	2,363,805
Newstar Byeongjeom 1st Co., Ltd. [1]	—	—	235,285	279,903
Piggarden 1st Co., Ltd. [1]	—	—	872,566	837,709
KB Star Galaxy Towers REIT [2]	—	—	—	3,095,031
KB NY 1st Co., Ltd. [1]	—	—	—	1,286,629
KB Samyoung Co., Ltd.	—	—	—	19,894
LB Irealand Private Real Estate Investment Trust 8	202,942	—	—	—
Able alpha Co., Ltd.	952,462	959,342	—	—
Newstar one-firm 2023-1 5th. Co., Ltd.	358,650	287,635	—	—
Newstar Sina 2nd Co., Ltd.	1,041,991	888,793	—	—
French Shine 1st Co., Ltd.	989,559	556,757	—	—
Able Yongdap 2nd Co., Ltd.	246,906	309,215	—	—
Able Bonri 1st Co., Ltd.	5,281,090	3,793,631	—	—
Newstar JH Center Co., Ltd.	—	1,547,325	—	—
Able TY 2nd Co., Ltd.	629,909	3,397,075	—	—
Able Eunhwasam 2nd Co., Ltd.	12,279,235	11,954,498	—	—
Newstar Yangju Station 1st Co., Ltd.	79,154	111,755	—	—
Able Chowall 2nd Co., Ltd.	27,252	28,493	—	—
Parent Company
KB Financial Group Inc.	1,116	92,199,987	116,502,544	66,137,150

120

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(in thousands of Korean won)	2023		2022
	Receivables	Payables	Receivables	Payables
Others
Kookmin Bank	91,101,052	77,328,575	76,140,288	149,443,176
KB Asset Management Co., Ltd.	1,489	28,969	1,479	652,430
KB Real Estate Trust Co., Ltd.	—	371	—	622
KB Investment Co., Ltd.	649,679	124	627,295	236
KB Credit Information Co., Ltd.	—	88	—	147
KB Data System Co., Ltd.	251,014	15,917	856,887	43,007
KB Life Insurance Co., Ltd. [3]	—	—	685,561	112,050
KB Kookmin Card Co., Ltd.	18,100	7,396,211	50,551	6,675,546
KB Savings Bank Co., Ltd.	—	464	—	552
KB Capital Co., Ltd.	670,591	2,644,074	96,317	2,201,235
KB Insurance Co., Ltd	14,493,287	54,132,067	52,388,172	18,558,988
KB Life Insurance Co., Ltd.(formerly, Prudential Life Insurance Co., Ltd.) [4]	863,677	919,415	329,563	651,994
KB Wisestar Private Real Estate Fund Investment Trust No. 1	5,208	—	7,292	—
Other funds	1,201,809	7,325,572	190,008	9,242,907

[1]	These companies are not related parties as at December 31, 2023.
[2]	These companies were excluded from subsidiaries during the year ended December 31, 2022, and are other relative parties as at December 31, 2023.
[3]	This company disappeared through a merger with Prudential Life Insurance Co., Ltd. during the year ended December 31, 2022.
[4]	This company changed its name from Prudential Life Insurance Co., Ltd. to KB Life Insurance Co., Ltd. for the year ended December 31, 2022.

(b) Revenue and expenses

(in thousands of Korean won)	2023		2022
	Revenue	Expenses	Revenue	Expenses
Subsidiaries
KB Securities Hong Kong Ltd.	152,486	2,048,213	162,192	381,682
KB Securities Vietnam Joint Stock Company	206,980	30,022	119,906	155,824
KBFG Securities America Inc.	—	2,162,277	—	2,363,899
KB Digital Innovation & growth New Technology Business Investment Fund	254,864	—	186,055	—
Newstar Gimpo 1st Co., Ltd	1,158,561	—	1,258,943	—
Newstar Believe Co., Ltd.	—	629,874	62,469	—
Newstar IP Co., Ltd.	1,471,915	930,110	462,504	1,667,569
Songdo PFive 2nd Co., Ltd [1]	803,310	—	2,886,460	—
Able Gongpyeong 1st Co.,Ltd	—	87,453	226,328	—
Able Gwonseon 1st Co., Ltd.	239,313	68,597	205,349	—
Able Sky 1st Co., Ltd. [1]	1,241,060	—	737,660	—
Able Chowall 1st Co., Ltd. [1]	33,374	—	273,416	—
ABR Joongang2 1st Co.,Ltd	485,806	—	450,654	—
FN Gasan 1st Co., Ltd. [1]	28,295	—	—	45,219
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund	653,874	—	525,000	—
KB Tongyoung 1st Co., Ltd	—	430,280	774,946	—
Paradise Yeongjong 2nd Co., Ltd. [1]	1,065,808	—	553,827	—
Able Gasan 1st Co., Ltd.	591,533	—	816,715	—
Able Sewoon Co., Ltd.	41,378	—	—	851,397
Able Poongdong 1st Co., Ltd. [1]	1,160	5,411	87,336	—
Able PT 1st Co., Ltd	—	3,355,042	219,020	—
Newstar Plus 1st Co., Ltd.	8,219	—	419,000	—
KB MyeongJi 1st Co.,Ltd.	396,749	132,478	551,227	—
Able Dangjin 1st Co.,Ltd.	1,412,739	—	281,889	—
KB Osansegyo 2nd Co.,Ltd.	27,803	206,651	114,137	—
KB Mapo 2nd Co.,Ltd.	44,282	153,801	1,063,020	—
Able Wonchang 1st Co., Ltd.	253,423	—	97,919	—
Able MK 1st co.ltd	952,817	—	544,000	—
Zitaress 1st Co., Ltd.	—	317,475	182,213	—

121

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(in thousands of Korean won)	2023		2022
	Revenue	Expenses	Revenue	Expenses
Able Beomeo-one Co., Ltd.	185,069	413,816	901,026	—
Newstar Sina Co., Ltd.	818,601	1,299	845,729	—
KB Gold 1st Co.,Ltd.	506,458	—	420,962	—
Inspire Gold 2nd Co., Ltd. [1]	—	5,634,106	380,715	—
KB Infra 2nd Co., Ltd.	—	1,327	—	56,897
Able Wonsi 1st Co., Ltd. [1]	—	—	427,808	—
Newstar Gimpo 4th Co.,Ltd.	—	6,999,027	562,583	—
HD Value 1st Co., Ltd.	1,477	4,887	38,961	—
Powerplay 1st Co., Ltd.	27,057	206,908	94,635	—
Able Dosan 1st Co., Ltd	954,708	—	2,150,632	—
Newstar Gimpopoongmoo Co., Ltd. [1]	35,906	—	98,484	—
Able Maseok 1st Co., Ltd.	—	2,905,872	875,143	—
TW Seocho 1st Co., Ltd.	2,798,228	2,580,935	2,116,788	—
TW Seocho 2nd Co., Ltd.	942,419	252,723	947,788	—
Newstar Wave 1st Co., Ltd.	32,726	1,237,860	500,069	—
Lamdamine 1st Co.,Ltd	—	1,329,360	1,773,725	—
Able Next 1st Co., Ltd	696,687	634,400	1,470,156	—
Able Dongil 1st Co., Ltd [1]	112,730	—	185,822	—
Newstar Shiny 1st Co., Ltd. [1]	7,299	—	271,718	—
Newstar Enerbil 1st Co., Ltd.	—	459,205	894,958	—
YSMC 1st Co., Ltd.	9,467	—	692,381	—
HJ Galaxy 3rd Co., Ltd. [1]	785,552	—	653,388	—
KB SmartSchool 1st Co., Ltd.	642,146	—	682,688	—
Bighouse 7th Co., Ltd.	5,137,212	—	2,011,044	—
Newstar Energy 1st Co., Ltd. [1]	395,225	—	1,328,287	—
Gyeongsan Logis 1st Co., Ltd	527,226	—	424,225	—
Stoke 2nd Corp	1,762,496	—	934,351	—
Newstar Seongnam 1st Co.,Ltd	284,944	—	199,312	—
KPS Sihwa 1st Co., Ltd.	3,611,855	1,715,493	3,652,496	—
GDIC 2nd co.ltd	668,864	3,657,319	329,231	—
Newstar NRB First Co., Ltd.	440,652	—	2,014,826	—
Able Dongtan 1st Co., Ltd.	249,692	3,009,210	846,976	—
Newstar Gimpo 5th Co.,Ltd.	334,920	34,306,171	3,488,327	—
Newstar Everyday 1st Co., Ltd. [1]	—	—	84,464	—
Cassiopeia 1st Co., Ltd. [1]	50,733	—	69,238	—
Able Banpo 1st Co., Ltd.	681,677	2,989,765	324,645	—
Able Banpo 2nd Co., Ltd.	251,141	2,356,168	113,165	—
Able Gyeonggi Gwangju 1st Co., Ltd. [1]	98,457	—	375,770	—
Newstar Byeongjeom 1st Co., Ltd. [1]	—	—	137,383	—
Piggarden 1st Co., Ltd. [1]	295,569	—	39,857	—
KB Star Galaxy Towers REIT [2]	—	—	7,484,969	—
KB NY 1st Co., Ltd. [1]	1,286,629	—	1,286,629	—
KB Samyoung Co., Ltd.	19,894	—	19,894	—
DGB Qualified Investor Private Real Estate Investment Trust No.8	—	—	183,691	—
JB New Jersey Private Real Estate Fund 1	396,004	—	1,128,748	—
DAOL KTB Aircraft Private Investment Trust No.21-1 [1]	2,462,667	—	1,028,513	—
LB Irealand Private Real Estate Investment Trust 8	202,942	—	4,459,537	—
LB UK Private Real Estate Investment Trust No.18 [1]	—	—	988,420	—
Newstar Ds 2nd Co., Ltd [1]	—	—	2,024,271	210,617
Newstar Papyrus Co., Ltd. [1]	—	—	—	120,109
Vestas Qualified Investors’ Private Real Estate Fund Investment Trust No. 38	—	—	4,740,671	—
SJ Jongno 1st Co., Ltd. [1]	—	—	—	4,305,844
Able Gamsam 1st Co.,Ltd. [1]	—	—	518,988	—
Able Guwol 1st Co., Ltd. [1]	—	—	—	256,522
Able Hyosung 1st Co., Ltd. [1]	—	—	—	64,009
MS Sejong 4th Co.,Ltd [1]	—	—	—	338,558
KB UK Center 1st Co.,Ltd. [1]	—	—	42,236	—

122

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(in thousands of Korean won)	2023		2022
	Revenue	Expenses	Revenue	Expenses
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	1,340,729	—	683,981	—
Intgreen 1st Inc. [1]	—	—	—	286,989
GDIC 1st co.ltd [1]	—	—	—	30,425
Able Yucheon 1st co.ltd [1]	—	—	—	606,346
KBillite 1st Co.,Ltd. [1]	—	—	—	8,502
Korea Investment US Amazon Logistics Private Real Estate Investment Trust NO. 1 [1]	—	—	915,909	—
GVA Europe Real Estate Investment Trust No.2 [1]	—	—	11,556,647	—
HJ Galaxy 2nd Co., Ltd. [1]	—	—	1,414,000	—
HJ Galaxy 1st Co., Ltd. [1]	—	—	1,414,000	—
KB Infra 3rd Co., Ltd. [1]	—	—	630,000	—
Able Seongsu 1st Co., Ltd. [1]	—	—	66,571	—
Newstart Godeok 1st Co., Ltd.	—	—	—	105,971
Newstart Godeok 2nd Co., Ltd.	—	—	5,052	—
Newstar Unity 1st Co., Ltd.	—	—	9,000	—
GVA Europe Pre-IPO Private Investment Trust No.1	2,141,479	—	—	—
LIFE Global Reits Pre-IPO General Private Investment Trust 1	4,195,635	—	—	—
Able alpha Co., Ltd.	339,902	346,782	—	—
Newstar one-firm 2023-1 5th. Co., Ltd.	1,270,015	—	—	—
Newstar one-firm 2023-1 3rd. Co., Ltd.	1,138,806	—	—	—
Newstar one-firm 2023-1 4th. Co., Ltd.	3,178,200	11,000	—	—
Newstar Sina 2nd Co., Ltd.	253,198	1,096,782	—	—
Newstar copper 3rd Co., Ltd. [1]	60,263	—	—	—
Newstar copper 2nd Co., Ltd. [1]	60,263	—	—	—
Global Funding Segregated Portfolio Co. [1]	4,412,608	—	—	—
Themis 1st Co., Ltd. [1]	355,617	—	—	—
French Shine 1st Co., Ltd.	432,802	—	—	—
Able Yongdap 2nd Co., Ltd.	450,581	—	—	—
Able Bonri 1st Co., Ltd.	1,487,459	—	—	—
Newstar JH Center Co., Ltd.	—	1,547,325	—	—
Able TY 2nd Co., Ltd.	246,637	2,888,857	—	—
Able TY 1st Co., Ltd. [1]	69,311	-	-	-
Able Eunhwasam 2nd Co., Ltd.	1,086,264	—	—	—
Newstar Yangju Station 1st Co., Ltd.	46,700	—	—	—
Able Chowall 2nd Co., Ltd.	104,308	—	—	—
K-1 23th Yeoksam Real Estate Investment Trust Company	2,867,900	—	—	—
Associates
KB-KDBC New Technology Business Investment Fund	—	—	129,289	—
KBTS Technology Venture Private Equity Fund	324,314	—	185,355	—
KB-SJ Tourism Venture Fund	311,969	—	209,347	—
KB-Brain KOSDAQ Scale-Up Fund	208,627	—	422,946	—
KB SPROTT Renewable Private Equity Fund I	319,739	—	345,339	—
KB-Stonebridge Secondary Private Equity Fund	694,681	—	705,744	—
KB-UTC Inno-Tech Venture Fund	433,897	—	449,015	—
KB-SP Private Equity Fund IV	—	—	210,945	—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	1,052,494	—	561,064	—
KB Material and Parts No. 1 PEF	739,000		352,500
KB Bio Private Equity Fund III Ltd. [1]	—	—	4,034,553	—
KB-KTB Technology Venture Fund	668,904	—	599,726	—
KB-GeneN Medical Venture Fund 1	88,800	—	76,392	—
KB-BridgePole Venture Investment Fund	772,500	—	117,986	—
KB-Kyobo New Mobility Power Fund	78,750	—	68,825	—
KB Special Purpose Acquisition Company No.21	27,540	—	1,731,563	—
THE CHAEUL FUND NO.1(formerly, SKS IB NEW M&T FUND NO.1)	—	—	81,844	—
KB Special Purpose Acquisition Company No.22	1,012,571	—	1,157,075	—
KB-NP Green ESG New Technology Venture Capital Fund	1,173,292	—	435,147	—
KB Special Purpose Acquisition Company No.23	—	1,482,766	1,476,465	—

123

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(in thousands of Korean won)	2023		2022
	Revenue	Expenses	Revenue	Expenses
KB Special Purpose Acquisition Company No.25	1,130,184	—	—	—
KB-FT 1st Green Growth Investment Fund	135,338	—	—	—
KB Special Purpose Acquisition Company No.26	1,209,221	—	—	—
KB-SUSUNG 1st Investment Fund	128,572	—	—	—
KB Special Purpose Acquisition Company No.27	3,058,752	—	—	—
KB-BridgePole Venture Investment Fund 2	19,849	—	—	—
U-KB Credit No.1 Private Equity	227,959	—	—	—
KB Star REIT	3,213,945	—	—	—
Parent Company
KB Financial Group Inc.	310,749	57,351	484,733	20,241
Others
Kookmin Bank	256,880,580	200,083,057	181,573,223	262,812,436
KB Asset Management Co., Ltd.	7,361	663,887	9,069	1,679,427
KB Real Estate Trust Co., Ltd.	350,619	23	936	3,010
KB Investment Co., Ltd.	1,842,385	8	1,902,935	4
KB Credit Information Co., Ltd.	148	5,764	221	3
KB Data System Co., Ltd.	904	987,085	955	1,120,617
KB Life Insurance Co., Ltd. [3]	-	-	113,129	41,862
KB Kookmin Card Co., Ltd.	204,462	1,022,457	68,448	575,348
KB Savings Bank Co., Ltd.	747	134	831	14
KB Capital Co., Ltd.	408,904	49,979	305,322	44,652
KB Insurance Co., Ltd	20,481,878	87,057,834	68,091,902	67,758,399
KB Life Insurance Co., Ltd.(formerly, Prudential Life Insurance Co., Ltd.) [4]	1,155,123	299,682	644,336	1,004,150
KB Wisestar Private Real Estate Fund Investment Trust No. 1	82,655	—	2,018,435	—
Other funds	21,686,976	202,856	18,771,423	12,110,844
Retirement pension	926,696	—	771,613	—
LB UK Private Real Estate Investment Trust No.19 [2]	—	—	304,032	—
The Company
Employees	275,844	—	344,870	—

[1]	These companies are excluded from related parties during the year ended December 31, 2023 or 2022. The transaction amounts are up to the date of the exclusion.
[2]	These companies were excluded from subsidiaries during the year ended December 31, 2022, due to the disposal of some part of investment hold.
[3]	This company disappeared through a merger with Prudential Life Insurance Co., Ltd. during the year ended December 31, 2022.
[4]	This company changed its name from Prudential Life Insurance Co., Ltd. to KB Life Insurance Co., Ltd. for the year ended December 31, 2022.

(c) Significant loan and borrowing transactions with related parties for the years ended December 31, 2023 and 2022, are as follows:

	2023
(in thousands of Korean won)	Accounts	Beginning balance	Increase	Decrease	Other	Ending balance
Subsidiaries
Newstar Gimpo 1st Co., Ltd	Loans	26,212,800	—	—	(9,912,800)	16,300,000
Able MK 1st co.ltd	Loans	15,898,523	15,000,000	—	(91,842)	30,806,681
Able Wonsi 1st Co., Ltd. [1]	Loans	14,201,867	—	(15,000,000)	798,133	—
KB NY 1st Co., Ltd. [1]	Loans	—	16,000,000	(16,000,000)	—	—
Newstar copper 2nd Co., Ltd. [1]	Loans	—	50,000,000	(50,000,000)	—	—
Newstar copper 3rd Co., Ltd. [1]	Loans	—	50,000,000	(50,000,000)	—	—
LB Irealand Private Real Estate Investment Trust 8	Loans	—	3,700,000	—	(3,700,000)	—
Shinhan Motor Term Loan B 1st Co., Ltd. [1]	Loans	—	23,101,884	(23,101,884)	—	—
Global Funding Segregated Portfolio Co. [1]	Loans	—	133,590,486	(133,590,486)	—	—
KB Gold 1st Co.,Ltd.	Loans	—	20,000,000	—	—	20,000,000
Able Dangjin 1st Co.,Ltd.	Loans	—	21,145,000	—	(654,364)	20,490,636
Newstar Sina 2nd Co., Ltd.	Loans	—	11,155,400	—	(349,376)	10,806,024

124

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

	2023
(in thousands of Korean won)	Accounts	Beginning balance	Increase	Decrease	Other	Ending balance
KB Tongyoung 1st Co., Ltd	Loans	—	20,710,000	—	(129,150)	20,580,850
Able Wonchang 1st Co., Ltd.	Loans	—	10,000,000	—	(1,539,108)	8,460,892
Newstar one-firm 2023-1 3rd. Co., Ltd.	Corporate commercial papers	—	21,000,000	—	(193,317)	20,806,683
Newstar one-firm 2023-1 4th. Co., Ltd.	Corporate commercial papers	—	52,900,000	—	(637,104)	52,262,896
Associates
KB Special Purpose Acquisition Company No.21	Hybrid bond with securities-like features	2,959,063	—	—	27,539	2,986,602
KB Special Purpose Acquisition Company No.22	Hybrid bond with securities-like features	1,972,075	—	—	1,012,571	2,984,646
KB Special Purpose Acquisition Company No.23 [1]	Hybrid bond with securities-like features	2,971,465	—	—	(1,482,766)	1,488,699
KB Special Purpose Acquisition Company No.24 [1]	Hybrid bond with securities-like features	6,975,000	—	(6,975,000)	—	—
KB Special Purpose Acquisition Company No.25	Hybrid bond with securities-like features	—	895,000	—	1,130,184	2,025,184
KB Special Purpose Acquisition Company No.26	Hybrid bond with securities-like features	—	995,000	—	1,209,221	2,204,221
KB Special Purpose Acquisition Company No.27	Hybrid bond with securities-like features	—	2,995,000	—	3,058,752	6,053,752
Others
Kookmin Bank	Deposits [2]	835,205,376	—	—	(467,225,177)	367,980,199
	Borrowings	—	1,122,753,325	(1,122,753,325)	—	—
KB Kookmin Card Co., Ltd.	Debt Securities	—	30,000,000	—	127,334	30,127,334
KB KBSTAR Money Market Active ETF	Debentures	—	20,000,000	(20,000,000)	—	—
KB Money Market Active Fund	Debentures	—	6,000,000	(6,000,000)	—	—
Executives	Deposit Liabilities	1,047,426	512,866	(925,075)	—	635,217
The Company
Employees	Loans to employees	11,640,893	3,959,599	(3,013,397)	—	12,587,095

[1]	These companies are not related parties of the Company as at December 31, 2023.
[2]	Transactions such as settlement payments for business reasons and deposits that can be deposited and withdrawn at any time between related parties are disclosed in net amounts.

125

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

	2022
(in thousands of Korean won)	Accounts	Beginning balance	Increase	Decrease	Other	Ending balance
Subsidiaries
Newstar Gimpo 1st Co., Ltd	Loans	52,471,330	—	(26,258,530)	—	26,212,800
Able Gamsam 1st Co., Ltd. [1]	Loans	22,949,233	—	(22,949,233)	—	—
KB Echo 1st Co., Ltd. [1]	Loans	14,974,275	—	(14,974,275)	—	—
Newstar Gimpo 2nd Co., Ltd. [1]	Loans	12,369,667	—	(12,369,667)	—	—
KB Infra 1st Co., Ltd. [1]	Loans	11,874,477	—	(11,874,477)	—	—
Able MK 1st Co., Ltd.	Loans	15,902,044	—	(3,521)	—	15,898,523
Newstar Panorama 1st Co., Ltd. [1]	Loans	9,839,390	—	(9,839,390)	—	—
Able Wonsi 1st Co., Ltd.	Loans	—	14,201,867	—	—	14,201,867
Newstar DS 2nd Co., Ltd. [1]	Loans	—	800,000	(800,000)	—	—
Associates
KB Special Purpose Acquisition Company No.17 [1]	Hybrid bond with securities-like features	999,500	—	(999,500)	—	—
KB Special Purpose Acquisition Company No.18 [1]	Hybrid bond with securities-like features	3,058,774	—	(3,058,774)	—	—
KB Special Purpose Acquisition Company No.19 [1]	Hybrid bond with securities-like features	2,090,861	—	(2,090,861)	—	—
KB Special Purpose Acquisition Company No.20 [1]	Hybrid bond with securities-like features	3,135,222	—	—	—	3,135,222
KB Special Purpose Acquisition Company No.21	Hybrid bond with securities-like features	—	1,490,000	—	1,469,063	2,959,063
KB Special Purpose Acquisition Company No.22	Hybrid bond with securities-like features	—	990,000	—	982,075	1,972,075
KB Special Purpose Acquisition Company No.23	Hybrid bond with securities-like features	—	1,495,000	—	1,476,465	2,971,465
KB Special Purpose Acquisition Company No.24	Hybrid bond with securities-like features	—	6,975,000	—	—	6,975,000
Others
Kookmin Bank	Deposits [2]	518,051,228	—	—	317,154,148	835,205,376
	Borrowings	—	868,303,453	(868,303,453)	—	—
The Company
Employees	Loans to employees	14,940,376	2,324,900	(5,624,383)	—	11,640,893

126

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

[1]	These companies are not related parties of the Company as at December 31, 2022.
[2]	Transactions such as settlement payments for business reasons and deposits that can be deposited and withdrawn at any time between related parties are disclosed in net amounts.

In addition to the above, the balance of hybrid securities held by KB Financial Group Inc., issued by the Company as at December 31, 2023, is ~~W~~ 530,000 million (2022 : ~~W~~ 430,000 million), and the related dividend payment for the year ended December 31, 2023 is ~~W~~ 20,763 million (2022 : ~~W~~ 4,300 million).

And the dividend paid by the Company to KB Financial Group Inc., the parent company, through disposal of retained earnings in 2022 during the year ended December 31, 2023 is ~~W~~ 100,000 million (2022 : ~~W~~ 400,000 million).

Meanwhile, the above financial transactions do not include details of increases or decreases in deposits that occur for business reasons between related parties.

(d) Other transactions with related parties for the years ended December 31, 2023 and 2022, are as follows:

(In thousands of Korean won)	2023
	Contribution	Collection and others
Subsidiaries
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund	—	450,000
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	—	3,883,952
DAOL KTB Aircraft Private Investment Trust No.21-1 [1]	—	27,752,839
Mangrove Feeder Fund	—	37,620,511
JB Dry Street Private Fund 1	—	734,280
JB Australia108 Private Fund 1	—	531,652
JB Forge Private Fund 1	—	380,598
JB Hall Street Private Fund 1	—	688,193
JB Margaret Street Private Fund 1	—	196,130
Hanwha US Equity Strategy Private Real Estate Fund 3 [1]	—	2,784,410
Star-Lord AlphaFlux General Investors Private Real Estate Investment Company No.11	44,900,000	—
KB KBSTAR US Short-Term IG Corporate Bond ETF [1]	—	20,000,000
K-1 23th Yeoksam Real Estate Investment Trust Company	46,050,000	—
KB Securities ESG Value Enhancement Fund	1,000,000	—
Keppel Private Real Estate Investment Trust No.13	69,400,000	5,000,000
Associates
KB Special Purpose Acquisition Company No.23 [1]	—	5,000
KB Special Purpose Acquisition Company No.24 [1]	—	25,000
KB Special Purpose Acquisition Company No.25	5,000	—
KB Special Purpose Acquisition Company No.26	5,000	—
KB Special Purpose Acquisition Company No.27	5,000	—
KBTS Technology Venture Private Equity Fund	—	192,000
KB-Brain KOSDAQ Scale-Up Fund	—	4,950,000
KB-Stonebridge Secondary Private Equity Fund	—	1,989,771
KB-UTC Inno-Tech Venture Fund	—	750,000
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	900,000	1,116,868
December & Company Inc. [1]	—	1,502,531
KB-KTB Technology Venture Fund	2,000,000	—
KB Digital Platform Fund	8,500,000	—
KB-SOLIDUS Healthcare Investment Fund [1]	1,283,333	—
KB-BridgePole Venture Investment Fund	—	714,000

127

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

SKS-VLP Fund No.2 [1]	—	1,155,560
KB-NP Green ESG New Technology Venture Capital Fund	4,440,000	—
PEBBLES-MW M·C·E New Technology Investment Fund 1st [1]	—	2,000,000
LAKEWOOD-AVES Fund No.1	2,000,000	—
MW-Pyco NewWave New Technology Investment Fund 4th	2,000,000	—
KB-SUSUNG 1st Investment Fund	2,000,000	—
Friend 55 New Technology Business Investment Fund	1,200,000	—
Bitgoeul Cheomdan Green 1st Co., Ltd.	190,000	—
DSIP-Pharos Bioenergy Fund	4,000,000	—
Shinhan-Eco Venture Fund 2nd	1,825,000	—
Leading H2O Fund 1	1,500,000	—
2023 JB Newtech No.2 Fund	1,800,000	—
U-KB Credit No.1 Private Equity	4,813,953	—
KB-BridgePole Venture Investment Fund #2	1,500,000	—
Sirius Silicon Valle I New Technology Fund	500,000	—
Others
KB Multi Alpha Plus Private Fund 1	—	9,660,781
KB BMO Senior Loan Private Special Asset Fund 2	—	3,715,625
KB Overseas Investment Private Real Estate Investment Trust No. 22	5,267,782	878,418
KB Wisestar Private Real Estate Fund Investment Trust No. 1	—	63,331
KB New Deal Innovation Fund	3,200,000	—
Paramark KB Fund I	1,114,000	—
KB Secondary Plus Fund	1,181,000	—
KB Prime Digital Platform Fund	1,575,000	—
KB Scale-up Fund No.2	1,500,000	—
KB Global Platform Fund No.2	3,600,000	—
KB KBSTAR Nov 2023 Term Credit ETF	511,450	11,045,000
KB North America Jefferies Private Special Asset Investment Trust No.1	6,660,127	134,601
KB North America Jefferies Private Special Asset Investment Trust No.2	363,500	14,919
KB KBSTAR Money Market Active	282,331,192	51,217,601
KB Corporation Dollar MMF(USD)	26,440,000	—
KB Wise star General Real Estate Fund 22	101,400,000	3,972,650
Mirae Asset ESG Infrastructure General Investors Private Equity Fund No. 1	48	—
KB BXC GREEN CREDIT Infra General Private Special Asset Fund 2	9,271	—

[1]	These companies are not related parties of the Company as at December 31, 2023.

(In thousands of Korean won)	2022
	Contribution	Collection and others
Subsidiaries
KBFG Securities America Inc.	—	—
PT. KB Valbury Sekuritas	57,221,997	—
Heungkuk Global Highclass Private Real Estate Trust 23 [1]	—	1,903,215
DGB General Private Real Estate Investment Trust No.8 [1]	—	6,967,178
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	3,142,188	198,569
Vestas General Private Real Estate Fund Investment Trust No. 38	11,340,804	—
JB Dry Street Private Fund 1	—	86,497
JB Australia108 Private Fund 1	—	61,708
JB Forge Private Fund 1	—	44,182
JB Hall Street Private Fund 1	—	82,632
JB Margaret Street Private Fund 1	—	23,401

128

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

LB UK Private Real Estate Investment Trust No.18 [1]	—	28,941,213
Alpha Spain Real Estate Private Investment Trust 1 [1]	—	67,622,466
Hanwha US Equity Strategy Private Real Estate Fund 3	—	180,885,304
Korea Investment US Amazon Logistics Private Real Estate Investment Trust NO. 1 [1]	20,900,000	20,800,000
GVA Europe Real Estate Investment Trust No.2 [1]	95,000,000	95,000,000
KB Global Contents Private Investment Fund	4,500,000	—
GVA Europe Pre-IPO Private Investment Trust No.1	20,000,000	—
LIFE Global Reits Pre-IPO General Private Investment Trust 1	59,470,000	—
KB KBSTAR US Short-Term IG Corporate Bond ETF	50,000,000	—
KB Wisestar Private Real Estate Fund Investment Trust No. 2 [1]	67,100,000	—
Associates
KB Special Purpose Acquisition Company No.17 [1]	—	500
KB Special Purpose Acquisition Company No.18 [1]	—	1,000
KB Special Purpose Acquisition Company No.19 [1]	—	1,000
KB Special Purpose Acquisition Company No.20 [1]	—	1,000
KB Special Purpose Acquisition Company No.21	10,000	—
KB Special Purpose Acquisition Company No.22	10,000	—
KB Special Purpose Acquisition Company No.23	5,000	—
KB Special Purpose Acquisition Company No.24	25,000	—
KB New Paradigm Agriculture Venture Fund	—	625,000
KB-KDBC New Technology Business Investment Fund	—	2,600,000
KBTS Technology Venture Private Equity Fund	—	1,296,000
KB-SJ Tourism Venture Fund	—	400,000
KB Shinjasanaubo Fund	—	132,000
KB-Brain KOSDAQ Scale-Up Fund	—	4,800,000
KB SPROTT Renewable Private Equity Fund I	2,499,360	—
KB-Stonebridge Secondary Private Equity Fund	1,248,439	631,500
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	660,000	2,352,793
Project Vanilla Co., Ltd. [1]	—	525,344
KB Bio Private Equity Fund III Ltd. [1]	—	10,000,000
KB-KTB Technology Venture Fund	4,000,000	—
KB Digital Platform Fund	5,000,000	—
KB-SOLIDUS Healthcare Investment Fund	1,000,000	—
KB-GeneN Medical Venture Fund 1	2,000,000	—
KB-BridgePole Venture Investment Fund	850,000	—
KB-Kyobo New Mobility Power Fund	3,000,000	—
JS Private Equity Fund III	1,700,000	—
Mirae Asset Mobility Investment Fund I	2,000,000	—
KB-FT 1st Green Growth Investment Fund	2,000,000	—
THE CHAEUL FUND NO.1 [2]	1,000,000	—
POSITIVE Sobujang Venture Fund No.1	2,000,000	—
KB-NP Green ESG New Technology Venture Capital Fund	3,740,000	—
Hisstory 2022 Fintech Fund	2,000,000	—
PEBBLES-MW M·C·E New Technology Investment Fund 1st	2,000,000	—
KB Star REIT	45,523,300	—
KB Bio Private Equity Investment Fund IV	7,500,000	—
Nextrade Co., Ltd.	9,700,000	—
Apollo REIT PropCo LLC [1]	19,968,049	19,968,049
Others
Star-Lord General Investors Private Real Estate Investment Company No.10	20,000,000	—
KB NA Compass Energy Private Special Asset Fund [1]	606,975	21,823,276
Meritz Private Real Estate Fund 9-2	1,486	5,306
KB Global Core Bond Securities Master Fund(Bond)	—	5,000,000
KB Global Platform Fund	3,200,000	2,460,000

129

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

KB Wisestar Private Real Estate Fund Investment Trust No. 1	—	1,749,177
KB KBSTAR 30-Years Treasurybond Enhanced ETF [1]	—	691,351
KB Aircraft Loan Private Special Asset Fund Investment Trust No. 1	—	32,265,511
KB New Deal Innovation Fund	4,800,000	—
KB Development Blind General Private Real Estate Investment Trust No.2	3,240,000	—
KB Prime Digital Platform Fund	900,000	—
KB Secondary Plus Fund	1,180,000	—
Paramark KB Fund I	4,148,023	772,023
KB Scale-up Fund No.2	1,500,000	—
KB KBSTAR Nov 2023 Term Credit ETF	14,862,445	4,905,170

[1]	These companies are not related parties of the Company as at December 31, 2022.
[2]	Changed company name from SKS IB NEW M&T FUND NO.1 to THE CHAEUL FUND NO.1 for the year ended December 31, 2022.

(e) Details of payment guarantees and other similar contracts with related parties as at December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	Description	Amounts
		2023	2022
KB Securities Vietnam Joint Stock Company	Payment guarantees	94,126,200	92,512,900
KB Securities Hong Kong Ltd.	Payment guarantees	152,149,200	139,403,000
Paradise Yeongjong 2nd Co., Ltd. [1]	Private placement bonds purchase agreement	—	20,000,000
Able Gwonseon 1st Co., Ltd.	Private placement bonds purchase agreement	11,000,000	11,000,000
Newstar IP Co., Ltd.	Private placement bonds purchase agreement	50,700,000	50,700,000
Songdo PFive 2nd Co., Ltd	Private placement bonds purchase agreement	—	92,607,000
Able Gongpyeong 1st Co.,Ltd	Private placement bonds purchase agreement	20,000,000	20,000,000
Newstar Believe Co., Ltd.	Private placement bonds purchase agreement	7,500,000	7,500,000
Able Chowall 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	15,900,000
FN Gasan 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	3,390,000
ABR Joongang2 1st Co.,Ltd	Private placement bonds purchase agreement	18,987,500	20,000,000
KB Tongyoung 1st Co., Ltd [1]	Private placement bonds purchase agreement	—	29,193,000
Able Sky 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	30,000,000
Able Gasan 1st Co., Ltd.	Private placement bonds purchase agreement	24,500,000	60,000,000
Able Sewoon Co., Ltd.	Private placement bonds purchase agreement	31,300,000	37,300,000
Able Poongdong 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	2,150,000
Zitaress 1st Co., Ltd.	Private placement bonds purchase agreement	25,250,000	30,000,000
Able Beomeo-one Co., Ltd.	Private placement bonds purchase agreement	30,000,000	30,000,000
KB Infra 2nd Co., Ltd.	Private placement bonds purchase agreement	28,000,000	26,000,000
Newstar Sina Co., Ltd.	Private placement bonds purchase agreement	26,561,640	26,106,380

130

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(in thousands of Korean won)	Description	Amounts
		2023	2022
KB Gold 1st Co.,Ltd. [1]	Private placement bonds purchase agreement	—	20,000,000
Inspire Gold 2nd Co., Ltd. [1]	Private placement bonds purchase agreement	—	7,000,000
Newstar Plus 1st Co., Ltd.	Private placement bonds purchase agreement	16,000,000	16,000,000
Able Dangjin 1st Co.,Ltd.	Private placement bonds purchase agreement	8,855,000	35,000,000
Able Wonchang 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	10,000,000
Able PT 1st Co., Ltd	Private placement bonds purchase agreement	5,000,000	5,000,000
KB Mapo 2nd Co.,Ltd.	Private placement bonds purchase agreement	10,000,000	10,000,000
KB MyeongJi 1st Co.,Ltd.	Private placement bonds purchase agreement	18,800,000	20,000,000
KB Osansegyo 2nd Co.,Ltd.	Private placement bonds purchase agreement	3,853,300	8,026,650
Newstar Gimpo 4th Co.,Ltd.	Private placement bonds purchase agreement	7,000,000	7,000,000
Newstar Gimpopoongmoo Co., Ltd. [1]	Private placement bonds purchase agreement	—	20,000,000
Newstar Wave 1st Co., Ltd.	Private placement bonds purchase agreement	40,000,000	40,000,000
Lamdamine 1st Co.,Ltd	Private placement bonds purchase agreement	66,636,000	118,000,000
Able Dosan 1st Co., Ltd	Private placement bonds purchase agreement	14,555,024	54,419,000
Able Maseok 1st Co., Ltd.	Private placement bonds purchase agreement	46,400,000	50,000,000
HD Value 1st Co., Ltd.	Private placement bonds purchase agreement	3,000,000	3,000,000
TW Seocho 2nd Co., Ltd.	Private placement bonds purchase agreement	30,000,000	30,000,000
TW Seocho 1st Co., Ltd.	Private placement bonds purchase agreement	220,000,000	220,000,000
Powerplay 1st Co., Ltd.	Private placement bonds purchase agreement	15,000,000	15,000,000
Able Next 1st Co., Ltd	Private placement bonds purchase agreement	21,000,000	21,000,000
Able Dongil 1st Co., Ltd [1]	Private placement bonds purchase agreement	—	34,000,000
Newstar Shiny 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	10,000,000
Newstar Enerbil 1st Co., Ltd.	Private placement bonds purchase agreement	100,000,000	100,000,000
YSMC 1st Co., Ltd.	Private placement bonds purchase agreement	49,500,000	49,500,000
HJ Galaxy 3rd Co., Ltd. [1]	Private placement bonds purchase agreement	—	46,100,000
KB SmartSchool 1st Co., Ltd.	Private placement bonds purchase agreement	16,000,000	20,000,000
Bighouse 7th Co., Ltd.	Private placement bonds purchase agreement	130,000,000	138,000,000
Newstar Energy 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	141,733,828
Gyeongsan Logis 1st Co., Ltd	Private placement bonds purchase agreement	38,000,000	38,000,000
KB Samyoung Co., Ltd.	Private placement bonds purchase agreement	6,000,000	6,000,000
Stoke 2nd Corp	Private placement bonds purchase agreement	73,000,000	73,000,000

131

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(in thousands of Korean won)	Description	Amounts
		2023	2022
Newstar Seongnam 1st Co.,Ltd	Private placement bonds purchase agreement	35,000,000	35,000,000
KPS Sihwa 1st Co., Ltd.	Private placement bonds purchase agreement	257,000,000	257,000,000
GDIC 2nd co.ltd	Private placement bonds purchase agreement	18,000,000	38,000,000
KB NY 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	92,000,000
Newstar NRB First Co., Ltd.	Private placement bonds purchase agreement	29,705,366	44,877,058
Able Dongtan 1st Co., Ltd.	Private placement bonds purchase agreement	13,312,000	40,000,000
Newstar Gimpo 5th Co.,Ltd.	Private placement bonds purchase agreement	36,000,000	180,000,000
Cassiopeia 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	30,000,000
Able Banpo 1st Co., Ltd.	Private placement bonds purchase agreement	15,000,000	15,000,000
Able Banpo 2nd Co., Ltd.	Private placement bonds purchase agreement	10,000,000	10,000,000
Able Gyeonggi Gwangju 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	40,000,000
Newstar Byeongjeom 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	40,000,000
Piggarden 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	50,000,000
Newstar one-firm 2023-1 5th. Co., Ltd.	Private placement bonds purchase agreement	77,500,000	—
Able alpha Co., Ltd.	Private placement bonds purchase agreement	31,000,000	—
Themis 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	—
French Shine 1st Co., Ltd.	Private placement bonds purchase agreement	20,000,000	—
Able Yongdap 2nd Co., Ltd.	Private placement bonds purchase agreement	29,000,000	—
Able Bonri 1st Co., Ltd.	Private placement bonds purchase agreement	140,000,000	—
Newstar JH Center Co., Ltd.	Private placement bonds purchase agreement	50,000,000	—
Able TY 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	—
Able TY 2nd Co., Ltd.	Private placement bonds purchase agreement	15,000,000	—
Able Eunhwasam 2nd Co., Ltd.	Private placement bonds purchase agreement	100,000,000	—
Newstar Yangju Station 1st Co., Ltd.	Private placement bonds purchase agreement	8,000,000	—
Able Chowall 2nd Co., Ltd.	Private placement bonds purchase agreement	13,100,000	—
Newstar Sina 2nd Co., Ltd.	Private placement bonds purchase agreement	56,900,000	—
KB Star Galaxy Towers REIT	Funding replenishment agreement B	40,000,000	40,000,000

[1]	These companies are not related parties of the Company as at December 31, 2023.

As at December 31, 2023, the Company recognizes financial guarantee liability amounting to ~~W~~ 37,689 million (~~W~~ 55,032 million in 2022) in conjunction with the above.

132

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

Details of assets pledged as collateral to related parties as at December 31, 2023 and 2022 is as follows:

(a) Assets provided as collateral

(in thousands of Korean won)	Details of assets pledged	2023		2022
		Carrying amount	Collateralized amount	Carrying amount	Collateralized amount
Other relative parties
Kookmin Bank	Time deposits and others	173,000,000	167,000,000	173,000,000	167,000,000
	Bonds denominated in Korean won	65,755,400	71,244,339	16,541,459	20,000,000
KB Insurance Co., Ltd.	Bonds denominated in Korean won	40,354,299	48,000,000	—	—

(b)	Assets received as collateral

(in thousands of Korean won)	Details of assets pledged	2023	2022
		Collateralized amount	Collateralized amount
Other relative parties
Kookmin Bank	Bonds denominated in Korean won	77,000,000	62,000,000
KB Insurance Co., Ltd.	Bonds denominated in Korean won	10,000,000	—

As at December 31, 2023, the Company has ~~W~~ 140,000 million (~~W~~ 140,000 million in 2022) of credit line such as loan agreement. And the company has entered into a CLS (Foreign Exchange Simultaneous Settlement) third-party service agreement with Kookmin Bank Co., Ltd., and according to the related agreement, it can receive intraday liquidity of USD 500 million on the condition of repayment on the settlement date.

133

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(f) Details of unused loan commitments provided to the related parties as at December 31, 2023 and 2022, are as follows:

(In thousands of Korean won)	Details	Amounts
		2023	2022
KB BMO Senior Loan Private Special Asset Fund 2	Purchase agreements of securities	19,837	19,497
KB Global Infra Private Special Asset Fund No.5	Purchase agreements of securities	4,999,773	4,999,773
KB Global Infra Private Special Asset Fund No.6	Purchase agreements of securities	4,999,773	4,999,773
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase agreements of securities	6,744,000	7,644,000
KB-KTB Technology Venture Fund	Purchase agreements of securities	2,000,000	4,000,000
Paramark KB Fund I	Purchase agreements of securities	4,830,000	5,944,000
KB New Deal Innovation Fund	Purchase agreements of securities	—	3,200,000
KB-SOLIDUS Healthcare Investment Fund	Purchase agreements of securities	2,616,667	3,900,000
KB Digital Platform Fund	Purchase agreements of securities	32,000,000	40,500,000
KB Secondary Plus Fund	Purchase agreements of securities	—	1,181,000
KB-NP Green ESG New Technology Venture Capital Fund	Purchase agreements of securities	11,820,000	16,260,000
KB Prime Digital Platform Fund	Purchase agreements of securities	2,025,000	3,600,000
KB Scale-up Fund No.2	Purchase agreements of securities	7,000,000	8,500,000
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	Purchase agreements of securities	4,604,847	4,525,921
KB Overseas Investment Private Real Estate Investment Trust No. 22	Purchase agreements of securities	8,547,444	—
KB Global Platform Fund No.2	Purchase agreements of securities	11,400,000	—
KB North America Jefferies Private Special Asset Investment Trust No.1	Purchase agreements of securities	5,628,002	—
KB North America Jefferies Private Special Asset Investment Trust No.2	Purchase agreements of securities	296,211	—
KB Securities ESG Value Enhancement Fund	Purchase agreements of securities	2,000,000	—
Mirae Asset ESG Infrastructure General Investors Private Equity Fund No. 1	Purchase agreements of securities	999,952	—
U-KB Credit No.1 Private Equity	Purchase agreements of securities	25,186,047	—
KB Wisestar Private Real Estate Fund Investment Trust No. 1	Purchase agreements of securities	19,000	19,000
Shinhan-Eco Venture Fund 2nd	Purchase agreements of securities	675,000	—

The Company received credit card commitment amounting to ~~W~~ 21,000 million(~~W~~ 21,000 million in 2022) from Kookmin Card Co., Ltd. as at December 31, 2023.

134

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(g) Debt instruments purchased or sold via the Company by the related party for the years ended December 31, 2023 and 2022, are as follows.

(in thousands of Korean won)	2023
	Sale	Purchase [1]
KB Financial Group Inc.	100,000,000	10,000,000
Kookmin Bank	8,337,914,587	6,100,690,240
KB Insurance Co., Ltd	1,152,899,667	143,965,590
KB Life Insurance Co., Ltd.(formerly, Prudential Life Insurance Co., Ltd.) [2]	306,016,495	194,318,211
KB Capital Co., Ltd.	—	160,000,000
KB Kookmin Card Co., Ltd.	—	140,000,000

[1]	Debt instruments issued by the related party and purchased by the Company for the year ended December31, 2023, are included.
[2]	Changed company name from Prudential Life Insurance Co., Ltd. to KB Life Insurance Co., Ltd. for the year ended December 31, 2022.

(in thousands of Korean won)	2022
	Sale	Purchase [1]
KB Financial Group Inc.	430,000,000	—
Kookmin Bank	7,341,903,732	3,791,777,742
KB Life Insurance Co., Ltd. [2]	92,619,359	11,922,239
KB Insurance Co., Ltd.	794,858,152	362,105,311
KB Life Insurance Co., Ltd. (former Prudential Life Insurance Co., Ltd.) [3]	65,611,000	325,130,900
KB Kookmin Card Co., Ltd.	—	70,000,000
KB Capital Co., Ltd.	—	70,000,000

[1]	Debt instruments issued by the related party and purchased by the Company for the year ended December31, 2022, are included.
[2]	This company disappeared through a merger with Prudential Life Insurance Co., Ltd. during the year ended December 31, 2022.
[3]	This company changed its name from Prudential Life Insurance Co., Ltd. to KB Life Insurance Co., Ltd. for the year ended December 31, 2022.

(h) The key management includes registered or unregistered directors, members of BOD, CFO, person in charge for internal audit and their compensation for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Salaries	18,416,550	19,619,299
Post-employment benefits	735,519	654,295
Share-based payment	12,581,278	10,499,614

	31,733,347	30,773,208

135

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

43. Supplemental Cash Flow Information

Adjustments for non-cash items of cash flows from operating activities for the years ended December 31, 2023 and 2022, consist of the following:

(in thousands of Korean won)	2023	2022
Interest income	(1,537,708,875)	(1,013,459,677)
Interest expenses	992,875,403	501,613,637
Dividend income and distribution income	(77,680,569)	(49,602,892)
Tax expenses	89,090,738	60,247,522
Gains on valuation of financial assets (liabilities) required to be mandatorily measured at FVTPL	(754,257,931)	(328,703,135)
Losses on valuation of financial assets (liabilities) required to be mandatorily measured at FVTPL	308,178,282	806,205,848
Gains on valuation of financial assets (liabilities) designated at FVTPL	(453,463,878)	(1,034,347,105)
Losses on valuation of financial assets (liabilities) designated at FVTPL	364,302,519	101,117,268
Gains on valuation of derivative financial assets (liabilities)	(1,874,880,235)	(3,746,153,750)
Losses on valuation of derivative financial assets (liabilities)	2,085,890,005	3,948,207,231
Gains or losses on disposal of financial assets at FVOCI	(184,425)	16,397,562
Foreign currency translations	(15,598,053)	41,979,344
Provision for allowances for loan losses	48,246,326	7,287,630
Gains on disposal of investments in associates and subsidiaries	(3,397,291)	(51,192,525)
Losses on disposal of investments in associates and subsidiaries	2,096,405	1,931,820
Impairment loss on investments in associates and subsidiaries	191,619,709	8,794,479
Reversal of impairment loss on investments in associates and subsidiaries	(1,058,949)	—
Depreciation	45,160,375	47,503,080
Reversal of loss on revaluation of property and equipment	—	(72,800)
Loss on revaluation of property and equipment	—	451,905
Amortization	39,590,256	27,565,313
Others	173,755,877	107,184,858
	(377,424,311)	(547,044,387)

Changes in operating assets and liabilities of cash flows for the years ended December 31, 2023 and 2022, consist of the following:

(in thousands of Korean won)	2023	2022
Deposits in financial institutions	669,544,845	(544,320,532)
Financial assets required to be mandatorily measured at FVTPL	(5,933,892,829)	4,324,803,821
Derivative financial instruments/liabilities (net)	(151,927,532)	384,354,248
Loans measured at amortised cost	(1,423,731,225)	(1,148,722,781)
Other assets	(1,376,161,253)	978,081,409
Deposit liabilities	263,150,620	(1,623,120,095)
Financial liabilities required to be mandatorily measured at FVTPL	658,321,625	(649,762,362)
Financial liabilities designated at FVTPL	(2,095,492,105)	1,913,728,689
Defined benefit obligation	(21,194,712)	(20,866,451)
Securities sold under repurchase agreements	1,401,255,684	(2,784,278,687)
Other liabilities	1,427,718,663	(1,212,573,912)

	(6,582,408,219)	(382,676,653)

136

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

Changes in liabilities of cash flows from financing activities for the years ended December 31, 2023 and 2022, consist of the following:

	2023
(in thousands of Korean won)	Borrowings	Debentures	Guarantee deposits	Lease liabilities	Other liabilities	Total
Beginning balance (net)	14,547,851,443	1,846,425,389	7,940,809	121,082,291	2,952,757	16,526,252,689
Cash Transactions	4,754,831,923	660,000,000	1,071,977	(31,662,680)	—	5,384,241,220
Non-cash transactions	(71,968)	6,033,562	(738,428)	8,262,328	3,995,048	17,480,542

Ending balance(net)	19,302,611,398	2,512,458,951	8,274,358	97,681,939	6,947,805	21,927,974,451

	2022
(in thousands of Korean won)	Borrowings	Debentures	Guarantee deposits	Lease liabilities	Other liabilities	Total
Beginning balance (net)	12,681,141,171	2,340,179,481	7,319,921	123,400,384	—	15,152,040,957
Cash Transactions	1,867,511,733	(520,000,000)	518,525	(30,122,914)	2,911,250	1,320,818,594
Non-cash transactions	(801,461)	26,245,908	102,363	27,804,821	41,507	53,393,138

Ending balance(net)	14,547,851,443	1,846,425,389	7,940,809	121,082,291	2,952,757	16,526,252,689

44. Non-cash Transactions

Significant non-cash transactions from investing activities and financing activities which are not included in the separate statements of cash flows for the years ended December 31, 2023 and 2022, are as follows:

(in thousands of Korean won)	2023	2022
Increase due to gains on valuation of financial assets at FVOCI	75,542,357	19,904,095

137

Report on Independent Auditor’s Review of Internal Control over Financial Reporting

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

KB Securities Co., Ltd.

We have reviewed the accompanying management’s report on the effectiveness of Internal Control over Financial Reporting (“ICFR”) of KB Securities Co., Ltd. (the “Company”) as of December 31, 2023. The Company’s management is responsible for designing and operating ICFR and for its assessment of the effectiveness of ICFR. Our responsibility is to review the management’s report on the effectiveness of ICFR and issue a report based on our review. The management’s report on the effectiveness of ICFR of the Company states that “Based on the assessment results, Chief Executive Officer and ICFR Officer believe that the Company’s ICFR, as at December 31, 2023, is designed and operating effectively, in all material respects, in accordance with Conceptual Framework for Designing and Operating Internal Control over Financial Reporting”

Our review was conducted in accordance with ICFR review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of the management’s report on the effectiveness of ICFR to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company’s ICFR and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

An entity’s ICFR is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. An entity’s ICFR includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements. Because of its inherent limitations, ICFR may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that the management’s report on the effectiveness of ICFR, referred to above, is not presented fairly, in all material respects, in accordance with Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

Our review is based on the Company’s ICFR as of December 31, 2023, and we did not review management’s assessment of its ICFR subsequent to December 31, 2023. This report has been prepared pursuant to the Acts on External Audit for Stock Companies, etc. in Korea and may not be appropriate for other purposes or for other users.

/s/ Samil PricewaterhouseCoopers

March 6, 2024

This report is effective as at March 6, 2024, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the Company’s internal control over financial reporting thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

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Report on the Effectiveness of Internal Control over Financial Reporting

(English Translation of a Report Originally Issued in Korean)

To the Shareholders, Board of Directors and Audit Committee of

KB Securities Co., Ltd.

We, as the Chief Executive Officer (“CEO”) and the Internal Control over Financial Reporting (“ICFR”) Officer of KB Securities Co., Ltd. (the “Company”), assessed the effectiveness of the design and operation of the Company’s Internal Control over Financial Reporting for the year ended December 31, 2023.

The Company’s management, including ourselves, is responsible for designing and operating ICFR. We assessed the design and operating effectiveness of ICFR in the prevention and detection of an error or fraud which may cause material misstatements in the preparation and disclosure of reliable financial statements.

We designed and operated ICFR in accordance with ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”). And we conducted an evaluation of ICFR based on ‘Best Practice Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on the assessment results, we believe that the Company’s ICFR, as at December 31, 2023, is designed and operated effectively, in all material respects, in conformity with ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statement which cause material misunderstandings, and we have reviewed and verified this report with sufficient due care.

February 21, 2024

Kim, Sung Hyun, Chief Executive Officer

Chang, Seung Ho, Internal Accounting Controller Officer

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